2023 ANNUAL REPORT

PHILIP MORRIS INTERNATIONAL

The Future Reimagined

If you could glimpse into the future, what would you want to see?
A world without cigarettes. And it's one we're delivering today.
Without willingness to change, there is no progress.
That's why we're disrupting the tobacco industry and
driving the transformation to smoke-free.
We don't need to imagine a future without cigarettes.
We are delivering one.

2023 Smoke-Free Highlights

Total *IQOS* Users[1]
28.6
Million

Market Share of PMI HTUs[1] in *IQOS* Markets
9.1%

Markets with Smoke-Free Net Revenues >50%
25

HTU Shipment Volume
125.3
Billion Units

Smoke-Free Product[1] Net Revenues
36.5%
of Total

Smoke-Free Product Portfolio[2]



IQOS ILUMA



VEEV



ZYN

At PMI, it is our ambition to replace cigarettes with science-based smoke-free products as soon as possible.

These products provide nicotine without burning, making them a much better alternative to cigarettes.

We are growing our portfolio of smoke-free products, providing a range of better choices to satisfy the diverse taste, usage, technology, and price preferences of every adult smoker.

Nicotine is addictive and not risk-free; these products are only for those adults who would otherwise continue to smoke.

(1) See page G-1 for definition.
(2) Select smoke-free products.

Dear Shareholder,

In 2023, PMI delivered another year of strong financial performance with excellent organic top-line growth and the very positive contribution of smoke-free products compensating for cost increases and currency headwinds. This reflects the continued impressive performance of *IQOS*, the outstanding growth of *ZYN*, and the resilience of our combustible business.

As we look back on the year, we must first and foremost salute the enormous efforts of our nearly 83,000 employees across the globe who again delivered strongly in a very challenging environment.

2023 vs. 2022 Results
Total international industry[1] volume for cigarettes and heated tobacco units (HTUs) decreased by 1.6%.

Our total cigarette and HTU shipment volume increased by 1.0%, to 738.2 billion units, representing a third consecutive year of volume growth for PMI.

Total cigarette and HTU market share increased by 0.6 percentage points, to 28.3% of the international market.

Net revenues of $35.2 billion increased by 10.7%. Adjusted net revenues increased by 7.8% on an organic basis, mainly driven by HTU shipment volume growth and a corresponding positive product mix impact, as well as favorable combustible tobacco pricing.

Operating income (OI) decreased by 5.6%, to approximately $11.6 billion. Adjusted OI increased by 3.7% on an organic basis, driven by adjusted net revenue growth. This was partly offset by higher manufacturing costs, notably related to direct materials, tobacco leaf and energy, mitigated by productivity. Our adjusted OI performance also reflects higher marketing, administration and research costs, mainly due to inflationary impacts, notably related to wages, and lower commercial investments in the prior year.

Diluted EPS decreased by 13.6%, to $5.02. Adjusted diluted EPS of $6.01 increased by 11.0%, excluding currency.

Operating cash flow decreased by 14.8%, to $9.2 billion. On a currency-neutral basis, operating cash flow decreased by 2.8%, notably due to higher working capital requirements.

In September, the Board of Directors approved a 2.4% increase in the quarterly dividend, to an annualized rate of $5.20 per share. This represented the sixteenth consecutive year in which we increased our dividend since becoming a public company in 2008.

Delivering a Smoke-Free Future
In 2023, our smoke-free portfolio accounted for 36.5% of total net revenues, with 25 markets generating more than 50% of their total net revenues from smoke-free products. As of year-end, our smoke-free products had approximately 33 million users[2] and were available in 84 markets.




Jacek Olczak,
Chief Executive Officer

André Calantzopoulos,
Executive Chairman
of the Board

IQOS continues to drive the strong growth of our smoke-free product portfolio. The estimated number of total *IQOS* users[3] increased by 3.7 million in 2023 to reach 28.6 million as of year-end, with an estimated 73% having switched to *IQOS* and stopped smoking. This performance reflected *IQOS* user growth across key geographies, including notable progress in Japan and Europe, in addition to a broad range of low- and middle-income markets. Last year will be remembered for *IQOS* surpassing *Marlboro* in terms of net revenues in the fourth quarter and confirming its position as the leading premium nicotine brand less than 10 years from launch.

ILUMA is now available in essentially all major *IQOS* markets outside Russia and Ukraine, with over 17 million estimated adult users as of year-end, which reflects the switching of existing *IQOS* users and the acquisition of adult smokers.

To complement *IQOS*, PMI continues to invest in a broader range of innovative and high-quality heat-not-burn alternatives across multiple price tiers. This includes licensed *lil* products, which were available in over 30 markets as of year-end, successfully competing in lower price segments and delivering strong shipment volume growth. Additionally, pilots in the Philippines and Colombia of *BONDS* by *IQOS* – our proprietary heat-not-burn device with external heating technology – delivered valuable insights and confirmed the opportunity to expand acquisition potential with limited risk of cannibalization.

In e-vapor, we have made good progress on our targeted strategy, whereby this category can contribute to our growth in specific markets. After portfolio adjustments, we now have a strong offering in this space. The *VEEV ONE* pod system and *VEEV NOW* disposables have shown some promising early results.

In the attractive oral smoke-free category, *ZYN* in the U.S. delivered a truly remarkable performance and solidified its position as the clear nicotine pouch category leader. Outstanding volume growth and a substantial increase in category share in the U.S. were driven by accelerated momentum in consumer off-take and velocities at the retail level (measured in cans per store per week) as well as distribution expansion. While the international opportunity is more nascent, we have launched or relaunched *ZYN* in 10 markets as we work to establish it as a truly global brand.

2023 Financial Highlights

Since becoming a public company in 2008, PMI has increased its regular quarterly dividend by

182.6%

representing a compound annual growth rate of

7.2%

Adjusted Net Revenues

+7.8%

vs. 2022[4]

Adjusted Operating Income

+3.7%

vs. 2022[4]

Adjusted Diluted EPS

+11%

vs. 2022[5]

Operating Cash Flow

$10.5

Billion[5]

Annualized Dividend

$5.20

Per Share[6]

---

[1] References to "international industry" and the "international market" exclude China and the U.S.

[2] Based on PMI Financials or estimates, *IQOS* user panels and PMI Market Research; estimated user numbers for oral nicotine and e-vapor are approximate, with further methodology details to be provided in future disclosures.

[3] See Key Terms, Definitions and Explanatory Notes.

[4] On an organic basis. See page G-1 for definition.

[5] On a currency-neutral basis.

[6] 2023 Annualized rate is based on a quarterly dividend of $1.30 per common share, declared September 13, 2023.

“We have made significant and unparalleled progress on our smoke-free transformation, developing a more sustainable growth model while making important contributions to tobacco harm reduction, as more smokers switch to our smoke-free products and leave cigarettes behind.”

– Jacek Olczak,
Chief Executive Officer

PMI 2023 Investor Day Press Release, September 28, 2023

The fourth quarter of 2023 also marked the first anniversary of our acquisition of Swedish Match, which positioned us as a clear multicategory global leader for smoke-free products, with *IQOS* and *ZYN* as the leading brands in their respective categories, as well as providing a substantial operating platform in the U.S., which we intend to leverage for the commercialization of *IQOS*.

Smoke-Free Product Regulation

The regulatory environment for smoke-free products is a work in progress, as many tobacco-control advocates, non-governmental organizations and the World Health Organization continue to confuse the discourse around such products. Nevertheless, we remain at the forefront of the debate to increase category understanding and advocate tobacco harm reduction among consumers and regulators.

Importantly, there have been positive regulatory developments, such as allowing the importation of heated tobacco products subject to compliance with certain requirements, including a health assessment review in Taiwan.

There were also regulatory challenges, most notably the elimination of the exemption of the European Union's ban on the use of characterizing flavors for heated tobacco products, which we do not expect to have significant impact on the structural long-term growth of the category.

Combustible Tobacco Product Portfolio

Maintaining our competitive position in the combustible tobacco category as we transition to a smoke-free future is critical, as it best positions us to significantly accelerate our smoke-free journey. Our combustible tobacco business delivered robust performance in 2023 with 5.5% growth in organic net revenue, driven by pricing of 8.9%. *Marlboro*, the world’s best-selling cigarette in the international market, which accounted for approximately 39% of our total 2023 cigarette shipment volume, remains extremely resilient despite over-indexing to *IQOS* cannibalization.

Organization

There were several organizational developments at PMI in 2023. Notably, we realigned our regional structure and operations with existing and emerging business opportunities. This resulted in a reduction to four regions (from six), establishment of a Dubai regional hub, and significant advancement in the set-up of a new U.S. organization, while integrating our activities with Swedish Match. The new structure positions PMI for continued success in the future, with regions organized by similarity of consumer needs, opportunities for growth, and geographic proximity.

We are making strong progress in building an engaged organization with distinctive capabilities and a winning team spirit. Overall, we continue to advance our internal transformation to enable future business growth while strengthening a thriving organization. Our key priority is to continue adapting the PMI culture to serve our mission and the requirements of a modern and skillful workforce, while strengthening our succession depth.

Sustainability

Championing sustainability remains essential to our transformation as we aim to tackle the impacts of both our products (what we produce) and our operations (how we produce).

From a product perspective, we continued to: make progress towards our transformation, focus on our responsible marketing efforts, and put in place youth access prevention safeguards in our direct and indirect retail channels. We also made significant strides on post-consumer waste management for our devices, consumables, and packaging. Regarding our operations, we continued improving the lives of people in our supply chain. We published a dedicated Human Rights Report detailing our work in this area. We also updated PMI’s Responsible Sourcing Principles and initiated the rollout to all suppliers.

We are proud to be included[7], once again, in the Dow Jones Sustainability Index North America, and for the first time in the Dow Jones Sustainability World Index. Moreover, we were recognized for the fourth consecutive year by the CDP with a Triple A score for climate, forest, and water security. Please refer to the inside back cover of this report for more information regarding sustainability recognitions in 2023.

For more information on PMI’s sustainability progress and ambitions, we invite you to read our 2023 Integrated Report.

Board of Directors

In February 2024, Jun Makihara informed the Board that he would not stand for re-election this year. On behalf of the entire organization, we sincerely thank Jun, who joined the Board in 2014, for his valued contributions to the company as a Director and member of the Audit and Risk, and Compensation and Leadership Development Committees, and former Chair of the Finance Committee. We also welcome Victoria Harker, who joined our Board in January 2024.

Looking Ahead

Last year brought continued challenges for the world and for PMI. Despite ongoing volatility in the operating environment, our people yet again rose to the occasion and spared no effort to deliver excellent business results and achieve several remarkable milestones on our path to becoming a smoke-free company. We continue to see significant opportunity in our business transformation away from combustible tobacco products through our leadership in smoke-free products, as well as further growth in wellness and healthcare over the long term.

As outlined at our Investor Day in September 2023, we are confident in the company’s next growth phase and are targeting compound annual organic growth for 2024-26 of: 6% to 8% for net revenues, on an organic basis, including growing total shipment volumes; 8% to 10% for adjusted operating income, on an organic basis; and 9% to 11% for adjusted diluted EPS, excluding currency, assuming 2023 corporate income tax rates. Propelled by science, innovation, and ambition, we now aim to have more than two-thirds of our total net revenues come from smoke-free products in 2030, an important milestone toward our ambition to deliver a smoke-free future.

Jacek Olczak,
Chief Executive Officer

André Calantzopoulos,
Executive Chairman
of the Board

March 8, 2024

[7] Effective as of December 18, 2023.

Board of Directors

André Calantzopoulos[4]
Executive Chairman
of the Board
Director since 2013

Bonin Bough[4]
Founder & Chief
Growth Officer,
Digilience LLC dba
Bonin Ventures
Director since 2021

Michel Combes[1,3]
Executive Vice President,
Claure Group LLP
Director since 2020

Dr. Juan José Daboub[2,4]
Chairman, President
and CEO, Daboub
Partnership of Arcis, LLC
Director since 2021

Werner Geissler[1,2,3]
Operating Partner,
Advent International
Director since 2015

Victoria Harker[1]
Former CFO and Executive
Vice President of TEGNA, Inc.
Director since 2024

Lisa A. Hook[1,2,3,4]
Managing Partner,
Two Island Partners LLC
Director since 2018

Jun Makihara[†][1,2]
Retired Businessman
Director since 2014

Kalpana Morparia[3,4]
Founder & Managing
Partner, KalMor
Advisors LLP
Director since 2011

Jacek Olczak[4]
Chief Executive Officer
Director since 2021

Robert B. Polet[2]
Chairman,
Rituals Cosmetics
Enterprise B.V.
Chairman, Arica
Holding B.V.
Chairman, SFMS B.V.
Director since 2011

Dessislava Temperley[1]
Former Group CFO and
Executive Board Member
of Beiersdorf AG
Director since 2021

Shlomo Yanai[3,4]
Chairman,
Lumenis Ltd.
Director since 2021

Board and Committee Leadership
[1] Member of Audit and Risk
Committee,
Michel Combes, Chair
[2] Member of Compensation
and Leadership Development
Committee,
Werner Geissler, Chair
[3] Member of Nominating
and Corporate Governance
Committee,
Kalpana Morparia, Chair
[4] Member of Science and
Technology Committee,
Shlomo Yanai, Chair

Company Management

Jacek Olczak[††]
Chief Executive Officer

Massimo Andolina[††]
President,
Europe Region

Emmanuel Babeau[††]
Chief Financial Officer

Werner Barth[††]
President, Combustibles
Category & Global
Combustibles Marketing

Badrul Chowdhury
Chief Life Sciences Officer,
Smoke-Free Products

Scott Coutts
Senior Vice President,
Operations

Lars Dahlgren[††]
President, Smoke-Free
Oral Products &
CEO Swedish Match

Frank de Rooij
Vice President,
Treasury & Corporate Finance

Frederic de Wilde[††]
President, SSEA, CIS &
MEA Region

Reginaldo Dobrowolski[††]
Vice President & Controller

Moira Gilchrist
Chief Communications Officer

Yann Guérin[††]
Senior Vice President
and General Counsel

Jorge Insuasty
President,
Vectura Fertin Pharma

Stacey Kennedy[††]
President, Americas Region &
CEO of PMI's U.S. Business

Michael Kunst
Chief Strategy Officer,
Vectura Fertin Pharma

Andreas Kurali
Deputy CFO & Head of
Finance Transformation

Mimi Kurniawan
Chief Diversity Officer

Bin Li
Chief Product Officer

Marco Mariotti
President CIS &
Central Asia

Frederic Patitucci
Chief People & Culture Officer

Paul Riley[††]
President, East Asia, Australia,
and PMI Duty Free Region

Marian Salzman
Senior Vice President & Chief
Corporate Citizenship Officer

Mindaugas Trumpaitis
President,
Latin America & Canada

Grégoire Verdeaux
Senior Vice President,
External Affairs

Michael Voegele
Chief Digital &
Information Officer

Stefano Volpetti[††]
President, Smoke-Free
Inhalable Products &
Chief Consumer Officer

Waynn Wu
Chief Strategy Officer &
Global Head Product
Development

[†] Not standing for re-election at the Annual Meeting of Shareholders on May 8, 2024.
[††] Executive Officer
    Note: SSEA, CIS & MEA are acronyms for South and South East Asia, Commonwealth of Independent States & Middle East and Africa.

Shareholder Information

Mailing Addresses

Headquarters
Philip Morris International Inc.
677 Washington Blvd.
Ste. 1100
Stamford, CT 06901
USA
www.pmi.com

Operations Center
Philip Morris Products S.A.
Avenue de Rhodanie 50
1007 Lausanne
Switzerland
www.pmi.com

Independent Auditors
PricewaterhouseCoopers SA
Avenue C.F. Ramuz 45
1001 Lausanne
Switzerland

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
USA

2024 Virtual Annual Meeting of Shareholders
The Philip Morris International Inc. Annual Meeting of Shareholders will be held solely online via a live webcast on Wednesday, May 8, 2024, at 9:00 a.m. Eastern Daylight Time. For further information, call toll-free: 1-866-713-8075

Shareholder Publications
Philip Morris International Inc. makes a variety of publications and reports publicly available. These include the Annual Report, news releases and other publications. For copies, please visit: www.pmi.com/investors

Philip Morris International Inc. makes available free of charge its filings (including proxy statements and reports on Forms 10-K, 10-Q and 8-K) with the U.S. Securities and Exchange Commission. For copies, please visit: www.pmi.com/SECfilings

If you do not have Internet access, you may call our Shareholder Publications Center toll-free: 1-866-713-8075

Shareholder Response Center
Computershare Trust Company, N.A., our transfer agent, will answer questions about your accounts, certificates, dividends or the Direct Stock Purchase and Dividend Reinvestment Plan. U.S. and Canadian shareholders may call toll-free: 1-877-745-9350
From outside the U.S. or Canada, shareholders may call: 1-781-575-4310
Postal address:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
USA
E-mail address:
pmi@computershare.com

Direct Stock Purchase and Dividend Reinvestment Plan
Philip Morris International Inc. offers a Direct Stock Purchase and Dividend Reinvestment Plan, administered by Computershare. For more information, or to purchase shares directly through the Plan, please contact Computershare.

Trademarks
Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc. and are italicized or shown in their logo form.

Stock Exchange Listings
Philip Morris International Inc. is listed on the New York Stock Exchange (ticker symbol "PM") and on the SIX Swiss Exchange (ticker symbol "PMI").

Internet Access Helps Reduce Costs
As a convenience to shareholders and an important cost-reduction measure, you can register to receive future shareholder materials (e.g., Annual Report and proxy statement) via the Internet. Shareholders also can vote their proxies via the Internet. For complete instructions, please visit: www.pmi.com/investors

To eliminate duplicate mailings, please contact Computershare (if you are a registered shareholder) or your broker (if you hold your stock through a brokerage firm).

Additional Information
Information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any filings we make with the SEC.

PMI Investor Relations Mobile App
Our Investor Relations mobile application provides users with easy, dynamic and comprehensive access to the company's Investor Relations information, such as stock quotes, press releases, SEC filings, investor materials, and live and archived webcast playback of earnings calls and investor presentations. The free mobile application is available to download from the Apple App Store for iOS devices and Google Play for Android devices.

iOS


Android


Philip Morris International: Delivering a Smoke-Free Future
Philip Morris International (PMI) is a leading international tobacco company, actively delivering a smoke-free future and evolving its portfolio for the long term to include products outside of the tobacco and nicotine sector. The company's current product portfolio primarily consists of cigarettes and smoke-free products. Since 2008, PMI has invested $12.5 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. In 2022, PMI acquired Swedish Match – a leader in oral nicotine delivery – creating a global smoke-free champion led by the companies' *IQOS* and *ZYN* brands. The U.S. Food and Drug Administration has authorized versions of PMI's *IQOS* Platform 1 devices and consumables and Swedish Match's *General* snus as Modified Risk Tobacco Products. As of December 31, 2023, PMI's smoke-free products were available for sale in 84 markets, and PMI estimates that approximately 20.8 million adults around the world had already switched to *IQOS* and stopped smoking. Smoke-free products accounted for approximately 37% of PMI's total full-year 2023 net revenues. With a strong foundation and significant expertise in life sciences, PMI announced in February 2021 its ambition to expand into wellness and healthcare areas and, through its Vectura Fertin Pharma business, aims to enhance life through the delivery of seamless health experiences. For more information, please visit www.pmi.com and www.pmiscience.com.



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Paper from
responsible sources
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-33708

PHILIP MORRIS INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Virginia	**13-3435103**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

677 Washington Blvd, Suite 1100

Stamford

Connecticut	**06901**
(Address of principal executive offices)	**(Zip Code)**

203-905-2410
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	PM	New York Stock Exchange
2.875% Notes due 2024	PM24	New York Stock Exchange
2.875% Notes due 2024	PM24C	New York Stock Exchange
0.625% Notes due 2024	PM24B	New York Stock Exchange
3.250% Notes due 2024	PM24A	New York Stock Exchange
2.750% Notes due 2025	PM25	New York Stock Exchange
3.375% Notes due 2025	PM25A	New York Stock Exchange
2.750% Notes due 2026	PM26A	New York Stock Exchange
2.875% Notes due 2026	PM26	New York Stock Exchange
0.125% Notes due 2026	PM26B	New York Stock Exchange
3.125% Notes due 2027	PM27	New York Stock Exchange
3.125% Notes due 2028	PM28	New York Stock Exchange

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
2.875% Notes due 2029	PM29	New York Stock Exchange
3.375% Notes due 2029	PM29A	New York Stock Exchange
0.800% Notes due 2031	PM31	New York Stock Exchange
3.125% Notes due 2033	PM33	New York Stock Exchange
2.000% Notes due 2036	PM36	New York Stock Exchange
1.875% Notes due 2037	PM37A	New York Stock Exchange
6.375% Notes due 2038	PM38	New York Stock Exchange
1.450% Notes due 2039	PM39	New York Stock Exchange
4.375% Notes due 2041	PM41	New York Stock Exchange
4.500% Notes due 2042	PM42	New York Stock Exchange
3.875% Notes due 2042	PM42A	New York Stock Exchange
4.125% Notes due 2043	PM43	New York Stock Exchange
4.875% Notes due 2043	PM43A	New York Stock Exchange
4.250% Notes due 2044	PM44	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $152 billion based on the closing sale price of the common stock as reported on the New York Stock Exchange.

Class	Outstanding at January 31, 2024
Common Stock, no par value	1,552,456,597 shares

DOCUMENTS INCORPORATED BY REFERENCE

	Parts Into Which Incorporated
Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of shareholders to be held on May 8, 2024, to be filed with the Securities and Exchange Commission on or about March 28, 2024.	Part III

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	19
Item 1C.	Cybersecurity	19
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Mine Safety Disclosures	21
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	21
Item 6.	[Reserved]	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	78
Item 8.	Financial Statements and Supplementary Data	79
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	151
Item 9A.	Controls and Procedures	151
Item 9B.	Other Information	151
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	151
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	151
Item 11.	Executive Compensation	154
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	154
Item 13.	Certain Relationships and Related Transactions, and Director Independence	154
Item 14.	Principal Accounting Fees and Services	154
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	155
Signatures		162

In this report, "PMI," "we," "us" and "our" refers to Philip Morris International Inc. and its subsidiaries.

Trademarks and service marks in this report are the registered property of, or licensed by, the subsidiaries of Philip Morris International Inc. and are italicized.

PART I

Item 1.   *Business.*

General Development of Business

General

Philip Morris International Inc. is a Virginia holding company incorporated in 1987. We are a leading international tobacco company, actively delivering a smoke-free future and evolving our portfolio for the long term to include products outside of the tobacco and nicotine sector. Our current product portfolio primarily consists of cigarettes and smoke-free products, which include heat-not-burn, vapor, and oral nicotine products. Since 2008, we have invested $12.5 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This investment includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. In November 2022, we acquired Swedish Match AB ("Swedish Match") – a leader in oral nicotine delivery – creating a global smoke-free combination led by the companies' *IQOS* and *ZYN* brands. The U.S. Food and Drug Administration (the "FDA") has authorized versions of our *IQOS* Platform 1 devices and consumables, and Swedish Match's *General* snus, as Modified Risk Tobacco Products ("MRTPs"). We describe the MRTP orders in more detail in the "Business Environment" section of Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

In March 2008, we became a U.S. public company listed on the New York Stock Exchange and subject to the rules of the U.S. Securities and Exchange Commission (the "SEC").

In September 2021, we laid the foundation for our long-term growth ambitions beyond nicotine in wellness and healthcare, including the milestone acquisitions of Vectura Group plc and Fertin Pharma A/S, which provide essential capabilities for future product development. Now, through our Vectura Fertin Pharma business, with a strong foundation and significant expertise in life sciences, we aim to expand into wellness and healthcare areas.

Through our acquisition of Swedish Match, we acquired a market leader in oral nicotine delivery with a significant presence in the United States market. The Swedish Match acquisition was a key milestone in PMI's transformation to becoming a smoke-free company. Our consolidated statements of earnings for the year ended December 31, 2022, include the results of operations of Swedish Match from November 11, 2022 (acquisition date) to December 31, 2022. The operating results of Swedish Match are included in a separate segment.

In the fourth quarter of 2022, we also completed an agreement with Altria Group, Inc. to end our commercial relationship in the U.S. covering *IQOS* as of April 30, 2024. Thereafter, PMI will have the full rights to commercialize *IQOS* in the U.S.

For further details of our 2021 and 2022 acquisitions, see Item 8, Note 3. *Acquisitions* and Note 13. *Segment Reporting*, and for additional details concerning the agreement with Altria, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation - Operating Results by Business Segment - Business Environment*.

Smoke-free products ("SFPs") is the term we primarily use to refer to all of our products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine. In addition, SFPs include wellness and healthcare products, as well as consumer accessories such as lighters and matches.

Reduced-risk products ("RRPs") is the term we use to refer to products that present, are likely to present, or have the potential to present less risk of harm to smokers who switch to these products versus continuing to smoke. We have a range of RRPs in various stages of development, scientific assessment and commercialization. Our RRPs are smoke-free products that contain and/or generate far lower quantities of harmful and potentially harmful constituents than found in cigarette smoke.

Our RRPs and commercial activities for these products are designed for, and directed toward, current adult smokers and users of nicotine-containing products. We put significant effort to restrict access of our products from non-smokers and youth. We believe regulation must include measures designed to prevent youth initiation; and we also support and engage with relevant authorities to seek sensible regulation of flavors, mandated health warnings and minimum age laws.

Our *IQOS* smoke-free product brand portfolio includes heated tobacco and nicotine-containing vapor products. Our leading smoke-free platform ("Platform 1") uses a precisely controlled heating device into which a specially designed and proprietary tobacco unit is inserted and heated to generate an aerosol. Heated tobacco units ("HTU") is the term we use to refer to heated tobacco consumables, which include our *BLENDS, DELIA, HEETS, HEETS Creations, HEETS Dimensions* (defined collectively as "*HEETS")*, *Marlboro HeatSticks, SENTIA, TEREA, TEREA CRAFTED, and TEREA Dimensions,* as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTU's also include zero tobacco heat-not-burn consumables (*LEVIA*). Platform 1 was first introduced in Nagoya, Japan, in 2014. As of December 31, 2023, our smoke-free products were available for sale in 84 markets.

At the time of our acquisition of Swedish Match, it already had a leading nicotine pouch franchise in the U.S. under the *ZYN* brand name. The Swedish Match product portfolio is complementary to our existing smoke-free portfolio, permitting us to bring together a leading oral nicotine product with the leading heat-not-burn product. By joining forces with Swedish Match, we expect to accelerate the achievement of our joint smoke-free ambitions, switching more adults who would otherwise continue to smoke to better alternatives faster than either company could achieve separately.

Our cigarettes are sold in approximately 175 markets, and in many of these markets they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands and is led by *Marlboro*, the world's best-selling international cigarette, which accounted for approximately 39% of our total 2023 cigarette shipment volume. *Marlboro* is complemented in the premium-price category by *Parliament*. Our other leading international cigarette brands are *Chesterfield, L&M*, and *Philip Morris*. These five international cigarette brands contributed approximately 79% of our cigarette shipment volume in 2023. We also own a number of important local cigarette brands, such as *Dji Sam Soe* and *Sampoerna A* in Indonesia, and *Fortune* and *Jackpot* in the Philippines.

Source of Funds — Dividends

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior rights of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions that are otherwise compliant with law.

Description of Business

To further support the growth of our smoke-free business, reinforce consumer centricity, and increase the speed of innovation and deployment, in January 2023, we rearranged our operations in four geographical segments, down from the previous six, as follows:

- Europe Region is headquartered in Lausanne, Switzerland, and covers all the European Union countries, Switzerland, the United Kingdom, and also Ukraine, Moldova and Southeast Europe;

- South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA") is headquartered in Dubai, United Arab Emirates. It covers South and Southeast Asia, the African continent, the Middle East, Turkey, as well as Israel, Central Asia, Caucasus and Russia;

- East Asia, Australia, and PMI Duty Free Region ("EA, AU & PMI DF") is headquartered in Hong Kong, and includes the consolidation of our international duty free business with East Asia & Australia; and

- Americas Region is headquartered in Stamford, Connecticut, and covers the United States, Canada and Latin America.

The operations of Swedish Match, which reflects our fourth quarter 2022 acquisition of the company, and our Wellness and Healthcare segment remained unchanged. The Wellness and Healthcare ("W&H") segment includes the operating results of our Wellness and Healthcare business, Vectura Fertin Pharma.

Following the combination and the progress in 2023 toward the integration of the Swedish Match business into the existing PMI regional segment structure, we will update our segment reporting by including Swedish Match results in the four existing geographical segments. As of the first quarter of 2024, we will report on this basis.

Our total shipment volume, including cigarettes and heated tobacco units, increased by 1.0% in 2023 to 738.2 billion units, with shipment volume of heated tobacco units reaching 125.3 billion units in 2023, up from 109.2 billion units in 2022. Shipment volume of our principal cigarette brand, *Marlboro*, decreased by 1.9% in 2023.

References in this Form 10-K to total international market, defined as worldwide cigarette and heated tobacco unit volume, excluding the United States, total industry (or total market) and market shares, are our estimates for tax-paid products based on the latest available data from a number of internal and external sources, and may, in defined instances, exclude China and/or our duty free business. Unless otherwise stated, references to total industry (or total market), our shipment volume and our market share performance reflect cigarettes and heated tobacco units.

Key data regarding total market and market share were as follows:

	2023	2022	2021
Total Market, billion units (excluding China and the U.S.)	**2,580**	2,622	2,620
Total International Market Share [1]	**28.3%**	27.7%	27.2%
Cigarettes	**23.7%**	23.6%	23.7%
HTU	**4.7%**	4.1%	3.5%
PMI Cigarette over Cigarette Market Share [2]	**25.2%**	25.0%	24.8%
Marlboro Cigarette over Cigarette Market Share [3]	**9.8%**	9.8%	9.5%

(1) Defined as PMI's cigarette and heated tobacco unit in-market sales volume as a percentage of total industry cigarette and heated tobacco unit sales volume, excluding China and the U.S., including cigarillos in Japan

(2) Defined as PMI's cigarette in-market sales volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

(3) Defined as *Marlboro*'s cigarette in-market sales volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

Note: Sum of share of market by product categories might not foot to total due to roundings

We have a market share of at least 15% in approximately 100 markets, including Algeria, Argentina, Australia, Austria, Belgium, Brazil, the Czech Republic, Egypt, France, Germany, Greece, Hong Kong, Hungary, Indonesia, Israel, Italy, Japan, Kazakhstan, Kuwait, Mexico, the Netherlands, the Philippines, Poland, Portugal, Romania, Russia, Saudi Arabia, the Slovak Republic, South Korea, Spain, Switzerland, Turkey and Ukraine.

Distribution & Sales

Our main types of distribution and sales are tailored to the characteristics of each market and are often used simultaneously:

- Direct sales and distribution, where we sell directly to the retailers;
- Distribution through independent distributors that often distribute other fast-moving consumer goods and are responsible for distribution in a particular market;
- Exclusive zonified distribution, where the dedicated multicategory product distributors are assigned to exclusive territories within a market;
- Distribution through national or regional wholesalers that then supply the retail trade;
- Our own e-commerce infrastructure for product sales to trade partners and to consumers; and
- Our own brand retail infrastructure for our RRPs and accessories for sales to consumers.

Competition

We are subject to highly competitive conditions in all aspects of our business. We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, R&D, innovation, packaging, customer service, marketing, advertising and retail price and, increasingly, adult smoker willingness to convert to our RRPs.

The competitive environment and our competitive position can be significantly influenced by weak economic conditions; erosion of consumer confidence; competitors' introduction of lower-price products or innovative products; novel products which given their taste characteristics may be more commercially successful; higher product taxes; higher absolute prices and larger gaps between retail price categories; and product regulation that diminishes the ability to differentiate tobacco products, restricts adult consumer access to truthful and non-misleading information about our RRPs, or disproportionately impacts the commercialization of our products in relation to our competitors.

Competitors in our industry include British American Tobacco plc, Japan Tobacco Inc., Imperial Brands plc, new market entrants, particularly with respect to innovative products, several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in Algeria, Egypt, China, Taiwan, Thailand and Vietnam. Some competitors have different profit, volume and regulatory objectives, and some international competitors may be less susceptible than PMI to changes in currency exchange rates. Certain new market entrants in the non-combustible product category may alienate consumers from innovative products through inappropriate marketing campaigns, messaging and inferior product satisfaction, and without scientific substantiation based on appropriate R&D protocols and standards. The growing use of digital media could increase the speed and extent of the dissemination of inaccurate and misleading information about our RRPs, all of which could have a material adverse effect on our profitability and results of operations.

Procurement and Raw Materials

We purchase tobacco leaf of various types, grades and styles throughout the world, mostly through independent international tobacco suppliers. In 2023, we also contracted directly with farmers in several countries, including Argentina, Brazil, Italy, Pakistan and Poland. In 2023, direct sourcing from farmers represented approximately 18% of PMI's global leaf requirements. The largest supplies of tobacco leaf are sourced from Argentina, Brazil, China, India, Italy, Indonesia (mostly for domestic use in kretek products), Malawi, Mozambique, the Philippines, Turkey and the United States. We believe that there is an adequate supply of tobacco leaf in the world markets to satisfy our current and anticipated production requirements.

Given the global reach of our value chain, properly managing land and water resources and utilizing a geographically diversified sourcing strategy for agricultural products are priorities as we seek to increase the resilience of our production systems and minimize operational risks. We conduct a global water risk assessment annually in tobacco-growing regions to identify potential hotspots for physical water risks that require adaptation measures. Our water stewardship strategy includes guidance for applying a landscape approach to water optimization projects, protecting natural resources and recharge areas, and improving the efficiency of irrigation systems to integrate better farm water management. These business practices are intended to mitigate the risk that climate change could influence weather patterns in ways that negatively impact the quality or cost of the agricultural products used to manufacture our products.

In addition to tobacco leaf, we purchase a wide variety of direct materials from a total of approximately 360 suppliers. In 2023, our top ten suppliers of direct materials combined represented approximately 60% of our total direct materials purchases. The four most significant direct materials that we purchase are printed paper board used in packaging, acetate tow used in filter making, fine paper used in the manufacturing of cigarettes and heated tobacco units, and susceptors used for the *TEREA* heated tobacco units. In addition, the adequate supply and procurement of cloves are of particular importance to our Indonesian business.

We discuss the details of our supply chain for our RRPs in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* of this Annual Report on Form 10-K ("Item 7") in *Business Environment—Reduced-Risk Products*.

Business Environment

Information called for by this Item is hereby incorporated by reference to the paragraphs in Item 7, *Business Environment* to this Annual Report on Form 10-K.

Other Matters

Customers

As described in more detail in "*Distribution & Sales*" above, in many of our markets we sell our products to distributors. In 2023, sales to a distributor in the Europe Region and a distributor in the EA, AU & PMI DF Region each amounted to 10 percent or more of our consolidated net revenues. See Item 8, Note 13. *Segment Reporting* for more information. We believe that none of our business segments is dependent upon a single customer or a few customers, the loss of which would have a material adverse effect on our consolidated results of operations. In some of our markets, particularly in the Europe, SSEA, CIS & MEA, and EA, AU & PMI DF Regions, a loss of a distributor may result in a temporary market disruption.

Human Capital

Our Workforce. At December 31, 2023, including Swedish Match's employees, we employed approximately 82,700 people worldwide of more than 130 different nationalities, including full-time, temporary and part-time staff. Our businesses are subject to a number of laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of each business. We engage with legally recognized employee representative bodies and we have collective bargaining agreements in several of the countries in which we operate. In addition, in accordance with European Union requirements, we have established a European Works Council composed of management and elected members of our workforce. We believe we maintain good relations with our employees and their representative organizations.

Our Internal Transformation. To be successful in our transformation to a smoke-free future, we must continue transforming our culture and ways of working, align our talent with our business needs, successfully integrate acquired businesses and innovate to become a truly consumer-centric business. To achieve our strategic goals, we need to attract, retain and motivate the best global talent, talent that is diverse and has the right degree of experience, competencies and skills. Therefore, we strive to ensure the development of our existing talent while recruiting those with expertise in areas that are relatively new to us such as digital and technical solutions. Our compensation and benefit programs are set at the levels that we believe are necessary to attract the best talent and remain competitive with other consumer product companies.

Oversight and Management. Our Board of Directors (the "Board") provides oversight of various matters pertaining to our workforce. The Compensation and Leadership Development Committee of the Board is responsible for executive compensation matters and oversight of the risks and programs related to talent management. Our Code of Conduct highlights our commitment to ethical business conduct and honesty, respect, and fairness.

Diversity, Equity, and Inclusion. At PMI, we believe that a diverse workforce and an inclusive culture are strategic priorities that help fuel innovation and business success. We aspire to maintain a minimum of 40% female representation globally in management positions in most of our business functions and regions, and to have at least 35% of senior positions held by women globally by 2025. Given the size and continued growth of our business in Asia, it is also our aspiration to have at least 20% of senior roles held by Asian talent globally and at least 60% representation of local talent in our market management teams by 2025.

We were the first multinational company to receive a global EQUAL-SALARY certification from the EQUAL-SALARY Foundation in 2019. In 2022, we were re-certified as a global EQUAL-SALARY organization for the second time, verifying that PMI continues to pay female and male employees equally for equal work everywhere where we operate. This achievement is an important milestone toward the creation of a more diverse and inclusive workplace and the continuation of our reputation as a top employer. In 2023, we completed another year of market level reviews with success and maintained our global certification.

Creation of employee resource groups ("ERGs") was another important priority to drive further inclusion at PMI. Our ERGs are open to participation by all employees and we believe they help build an enhanced sense of belonging, visibility, and greater understanding of different experiences and dimensions of diversity in our company. Currently, we have established global ERGs for race, ethnicity and cultural diversity, LGBTQ+, gender, parents and caregivers, and disability dimensions concerning our employees. Each global ERG is sponsored by a member of the PMI senior leadership team to reinforce the fact that our strong commitment to diversity, equity and inclusion comes from the top. In 2023, we continued to focus on the growth of our global ERGs, and to expand them locally, to be able to meet the specific needs of different markets and regions.

Government Regulation

As a company with global operations in a heavily regulated industry, we are subject to multiple laws and regulations of the jurisdictions in which we operate. We discuss our regulatory environment in Item 7, *Business Environment*.

The regulatory landscape related to sustainability matters is rapidly evolving. We closely monitor these developments and implement initiatives addressing PMI's priorities in line with our sustainability strategy. In particular, we are subject to international, national and local environmental laws and regulations in the countries in which we do business. We have specific programs across our business units designed to meet applicable environmental compliance requirements and reduce our carbon footprint, wastage, as well as water and energy consumption. We report externally about our climate change mitigation strategy, together with associated targets and results in reducing our carbon footprint, through CDP (formerly known as the Carbon Disclosure Project), the leading international non-governmental organization assessing the work of thousands of companies worldwide in the area of environmental impact, including climate change.

Our environmental and occupational health and safety management program includes policies, standard practices and procedures at all our manufacturing centers. Furthermore, we have engaged an external certification body to validate the effectiveness of this management program at our manufacturing centers around the world, in accordance with internationally recognized standards for safety and environmental management. Our subsidiaries expect to continue to make investments in order to drive improved performance and maintain compliance with environmental laws and regulations. We assess and report to our management the compliance status of all our legal entities on a regular basis. Based on current regulations, the management and controls we have in place and our review of climate change risks (both physical and regulatory), environmental expenditures have not had, and are not expected to have, a material adverse effect on our consolidated results of operations, capital expenditures, financial position, earnings or competitive position.

Based on current regulations, compliance with government regulations, including environmental regulations, has not had, and is not expected to have a material adverse effect on our results of operations, capital expenditures, financial position, earnings, or competitive position.

As discussed in more detail in Item 1A. *Risk Factors*, our financial results could be significantly affected by regulatory initiatives that could result in a significant decrease in demand for our brands or by climate-related regulations that increase our cost of operation. More specifically, any regulatory requirements that lead to a commoditization of tobacco products or impede adult consumers' ability to convert to our RRPs, as well as any significant increase in the cost of complying with new regulatory requirements could have a material adverse effect on our financial results. Further, tightened climate-related regulation may lead to additional carbon taxation or energy price increases impacting our cost of operation. These shifts in regulation and other market trends could, amongst others, impact current deforestation rates. Availability of deforestation-free materials could be impacted by increased demand for alternative energy sources and low-carbon fuels, such as biomass, which could result in increased sourcing costs.

We discuss additional information regarding regulatory matters relating to climate change in Item 7, *Climate Change Laws and Regulations*.

Information About Our Executive Officers

The disclosure regarding executive officers is hereby incorporated by reference to the discussion under the heading "Information about our Executive Officers as of February 8, 2024" in Part III, Item 10. *Directors, Executive Officers and Corporate Governance* of this Annual Report on Form 10-K ("Item 10").

Intellectual Property

Our trademarks are valuable assets, and their protection and reputation are essential to us. We own the trademark rights to all of our principal brands, including *Marlboro*, *HEETS, IQOS*, *IQOS ILUMA, TEREA*, and *ZYN,* or have the right to use them in all countries in which these brands are advertised or sold.

In addition, we have a large number of granted patents and pending patent applications worldwide. Our patent portfolio, as a whole, is material to our business. However, no one patent, or group of related patents, is material to us. We also have registered industrial designs, as well as unregistered proprietary trade secrets, technology, know-how, processes and other unregistered intellectual property rights.

Effective January 1, 2008, PMI entered into an Intellectual Property Agreement with Philip Morris USA Inc., a wholly owned subsidiary of Altria Group, Inc. ("PM USA"). The Intellectual Property Agreement allocates ownership of jointly funded intellectual property as follows:

- PMI owns all rights to jointly funded intellectual property outside the United States, its territories and possessions; and

- PM USA owns all rights to jointly funded intellectual property in the United States, its territories and possessions.

The parties agreed to submit disputes under the Intellectual Property Agreement first to negotiation between senior executives and then to binding arbitration.

An agreement was reached with PM USA in 2022 relating to *IQOS* commercialization rights in the U.S. including, among other things, an agreement relating to intellectual property rights consistent with the commercialization rights for relevant *IQOS* products.

Seasonality

Our business segments are not significantly affected by seasonality, although in certain markets cigarette consumption may be lower during the winter months due to the cold weather and may rise during the summer months due to outdoor use, longer daylight, and tourism. However, we typically experience slower RRP adult user growth in the third quarter and an acceleration in the fourth quarter of each year due to seasonal influences.

Available Information

We are required to file with the SEC annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We make available free of charge on, or through, our website at www.pmi.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access our filings with the SEC by visiting www.pmi.com.

The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

Item 1A.   *Risk Factors.*

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K.

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in this Annual Report on Form 10-K and other filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "aspires," "estimates," "intends," "projects," "aims," "goals," "targets," "forecasts" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Our RRPs constitute a relatively new product category that is less predictable than our mature cigarette business. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in Item 7, *Business Environment*. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time, except in the normal course of our public disclosure obligations.

Overall Business Risks

We may be unsuccessful in our attempts to introduce, commercialize, and grow reduced-risk products in existing and new markets, and regulators may prohibit or significantly restrict the commercialization of these products or the communication of scientifically substantiated information and claims.

Our key strategic priorities are to: (i) continue developing and commercializing products that present less risk of harm to adult smokers who switch to reduced-risk products versus continued cigarette smoking; and (ii) encourage and educate current adult smokers who would otherwise continue to smoke cigarettes to switch to those products. For our efforts to be successful, we must:

- develop RRPs that adult smokers who would otherwise continue to smoke cigarettes find to be satisfying alternatives to smoking;
- for those adult smokers, our goal is to offer RRPs with a scientifically substantiated risk-reduction profile that approaches as closely as possible the risk-reduction profile associated with smoking cessation;
- substantiate the reduction of risk for the individual adult smoker and the reduction of harm to the population as a whole, based on scientific evidence of the highest standard that is made available for scrutiny and review by external independent scientists and relevant regulatory bodies; and
- advocate for the development of science-based regulatory frameworks for the development and commercialization of RRPs, including the communication of scientifically substantiated information to enable adult smokers to make better choices.

We might not succeed in our effort to introduce, commercialize, and grow our RRPs in existing and new markets. If we do not succeed, but others do, or if heat-not-burn products are inequitably regulated compared to other RRP categories without regard to the totality of the scientific evidence available for such products, we may be at a competitive disadvantage. In addition, actions of some market participants, such as the inappropriate marketing of e-vapor products to youth, as well as alleged health consequences associated with the use of certain e-vapor products, may unfavorably impact public opinion and/or mischaracterize the health consequences of all e-vapor products or other RRPs to consumers, regulators and policy makers without regard to the totality of scientific evidence available for specific products. This may impede our efforts to advocate for the development of science-based regulatory frameworks for the development and commercialization of RRPs. We cannot predict the extent to which regulators will permit the sale and/or marketing of RRPs. Regulatory restrictions could limit the success of our RRPs.

The World Health Organization (the "WHO") study group on tobacco product regulation published their eighth report on the scientific basis of tobacco product regulation in May 2021. The report is based on a review of scientific evidence related to novel and emerging nicotine and tobacco products, such as electronic nicotine delivery systems ("ENDS"), electronic non-nicotine delivery systems and HTPs. The report concludes by making a number of policy recommendations on HTPs and ENDS that, if implemented, could restrict both the availability of these products and the access to accurate information about them. In August 2021, the FCTC Secretariat published two reports on novel and emerging tobacco products to the Ninth Session of the CoP of the FCTC, which are not materially different from the WHO study group report. Substantive decisions based on these reports were deferred to the Tenth Session of the CoP ("CoP 10"), which was scheduled for November 2023, but has been postponed to February 2024. In August 2023, the WHO Study Group on Tobacco Products Regulation ("TobReg") issued its ninth report, including recommendations on nicotine pouches, which were in line with previous policy recommendations on regulating flavors in tobacco and nicotine products. It is not possible to predict whether or to what extent these developments will be reflected in decisions adopted at CoP 10, following deliberations. In December 2023, the WHO issued a white paper on electronic cigarettes. While acknowledging that long-term health effects of using e-cigarettes are not fully understood, the WHO calls on countries to ban or strictly regulate these products in order to prevent youth uptake and counter nicotine addiction.

The WHO's reports are not binding on the WHO Member States or on parties to the FCTC, and so it is not possible to predict the extent to which any proposals it adopts will be implemented. However, the WHO proposals could lead to restrictions on the availability of certain of our RRPs and access to accurate information about them in one or more of our markets, which could have a material adverse effect on our results of operations.

Additionally, any claims, regardless of merit, challenging our research and clinical data available to date, may impact the development of science-based regulatory frameworks for the commercialization of the RRP category and the commercialization of the RRP category in general.

Our RRPs and commercial activities for these products are designed for, and directed toward, current adult smokers and users of nicotine-containing products. We put significant effort to restrict access of our products from non-smokers and youth. Despite our efforts, technological, operational, regulatory and/or commercial developments might impact the implementation or effectiveness of youth access prevention mechanisms and surrounding infrastructure. If there is significant usage, whether actual or perceived, of our products or competitive products among youth or non-smokers, even in situations over which we have no control, our reputation and credibility may suffer, the regulatory approach to our products may become more restrictive, and our efforts to advocate for the development of science-based regulatory frameworks for the development and commercialization of RRPs may be significantly impacted.

Moreover, the FDA's premarket tobacco product and modified risk tobacco product authorizations of two versions of our Platform 1 product are subject to strict marketing, reporting and other requirements. Although we have received these authorizations from the FDA, there is no guarantee that the product will remain authorized for sale in the U.S., or that new versions of the product (Platform 1 or other smoke-free platforms) will receive necessary authorizations, particularly if there is a significant uptake in youth or non-smoker initiation. The commercialization of our products in the United States is dependent on successfully managing compliance with federal, state, and local laws, regulations, legal agreements, and related interpretations. Failure to successfully manage compliance and to resolve any disputes that may arise regarding the application of legal and administrative requirements to our products could negatively impact the timing, manner, or success of our commercialization plans in the United States.

Premarket tobacco applications for certain *ZYN* products, which are currently marketed in the U.S., were submitted in March 2020. The FDA has not completed its review of such applications but concluded that such *ZYN* products can continue to be marketed in the U.S., subject to the FDA's enforcement discretion, because the applications were submitted prior to a September 9, 2020 deadline. We also submitted additional premarket tobacco applications for other *ZYN* products after the deadline, and we are unable to market these products until the FDA authorizes such applications. There is no guarantee that the *ZYN* products will receive the necessary authorizations from the FDA or that the FDA will allow us to continue to sell the *ZYN* products currently in the market, pending its review of the applications.

The financial and business performance of our reduced-risk products is less predictable than our cigarette business.
Our RRPs are novel products in a relatively new category, and the pace at which adult smokers adopt them may vary, depending on the competitive, regulatory, fiscal and cultural environment, and other factors in a specific market. There may be periods of accelerated growth and periods of slower growth for these products, the timing and drivers of which may be more difficult for us to predict versus our mature cigarette business. The impact of this lower predictability on our projected results for a specific period may be significant, due to geopolitical or macroeconomic events that negatively impact RRP availability or adoption, which in turn may have a material adverse effect on our results of operations.

We may be unsuccessful in our efforts to differentiate reduced-risk products and cigarettes with respect to taxation.
To date, we have been largely successful in demonstrating to regulators that our RRPs are not cigarettes due to the absence of combustion, and accordingly they are generally taxed either as a separate category or as other tobacco products, which typically yields more favorable tax rates than cigarettes. Nevertheless, we are unable to predict whether regulators will be issuing new regulations under which RRPs will be equally taxed in line with other tobacco products such as conventional cigarettes. If we cease to be successful in these efforts, RRP unit margins may be materially adversely affected, which in turn may have a material adverse effect on our results of operations, revenues, cash flows, and profitability.

Consumption of tax-paid cigarettes continues to decline in many of our markets.
This decline is due to multiple factors, including increased taxes and pricing, governmental actions, the diminishing social acceptance of smoking, health concerns, competition, continuing economic and geopolitical uncertainty, and the continuing prevalence of illicit products. These factors and their potential consequences are discussed more fully below and in Item 7, *Business Environment*. A continuous decline in the consumption of cigarettes could have a material adverse effect on our revenue, cash flow and profitability, which in turn may have a material adverse effect on our ability to fund our smoke-free transformation.

Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may disproportionately affect our profitability and make us less competitive versus certain of our competitors.
Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of cigarettes versus other combustible tobacco products, or disproportionately affect the relative retail price of our cigarette brands versus cigarette brands manufactured by certain of our competitors. Because our portfolio is weighted toward the premium-price cigarette category, tax

regimes based on sales price can place us at a competitive disadvantage in certain markets. Furthermore, our volume and profitability may be adversely affected in these markets.

In addition, increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other combustible tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to cross-border purchases of lower price products, or to illicit products such as contraband, counterfeit and "illicit whites."

Each of these risks could have a material adverse effect on our business, operations, results of operations, revenues, cash flow and profitability.

Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of reducing or preventing the use of tobacco or nicotine-containing products.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volumes for our products in many of our markets, and we expect that such factors will continue to reduce consumption levels and will increase down-trading and the risk of counterfeiting, contraband, "illicit whites" and cross-border purchases. Significant regulatory developments will continue to take place over the next few years in most of our markets, driven principally by the Framework Convention on Tobacco Control (the "FCTC"). Since it came into force in 2005, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to promote increasingly restrictive regulatory measures on the marketing and sale of tobacco and nicotine-containing products to adult nicotine users. Regulatory initiatives that have been proposed, introduced or enacted by governmental authorities in various jurisdictions include:

- restrictions on or licensing of outlets permitted to sell tobacco or nicotine-containing products;

- the levying of substantial and increasing tax and duty charges;

- restrictions or bans on advertising, marketing and sponsorship;

- the display of larger health warnings, graphic health warnings and other labeling requirements;

- restrictions on packaging design, including the use of colors, and mandating plain packaging;

- restrictions on packaging and cigarette formats and dimensions;

- restrictions or bans on the display of product packaging at the point of sale and restrictions or bans on vending machines;

- generation sales bans, under which the sale of certain tobacco or nicotine-containing products to people born after a certain year would be prohibited;
- requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and/or other smoke or product constituents;
- disclosure, restrictions, or bans of tobacco product ingredients, including bans on the flavors of certain tobacco and nicotine-containing products;
- increased restrictions on smoking and use of tobacco and nicotine-containing products in public and work places and, in some instances, in private places and outdoors;
- restrictions or prohibitions of novel tobacco or nicotine-containing products or related devices;

- elimination of duty free sales and duty free allowances for travelers;

- restrictions in terms of importing or exporting our products impacting our logistics activities and ability to ship our products;
- encouraging litigation against tobacco companies; and

- excluding tobacco companies from transparent public dialogue regarding public health and other policy matters.

Our financial results could be materially affected by regulatory initiatives resulting in a significant decrease in demand for our brands. More specifically, requirements that lead to a commoditization of tobacco products or impede adult consumers' ability to convert to our RRPs, as well as any significant increase in the cost of complying with new regulatory requirements could have a material adverse effect on our financial results.

Changes in the earnings mix and changes in tax laws may result in significant variability in our effective tax rates. Our ability to receive payments from foreign subsidiaries or to repatriate royalties and dividends could be restricted by local country currency exchange controls and other regulations.

We are subject to income tax laws in the United States and numerous foreign jurisdictions. Changes in the U.S. tax system, including significant increases in the U.S. corporate income tax rate and the minimum tax rate on certain earnings of foreign subsidiaries could be enacted. Such changes could have a material adverse impact on our effective tax rate thereby reducing our net earnings. Further changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project undertaken by the Organisation for Economic Co-operation and Development, which recommended changes to numerous long-standing tax principles. If implemented, such changes, as well as changes in taxing jurisdictions' administrative interpretations, decisions, policies, or positions, could also have a material adverse impact on our effective tax rate thereby reducing our net earnings. In future periods, our ability to recover deferred tax assets could be subject to additional uncertainty as a result of such developments. Furthermore, changes in the earnings mix or applicable foreign tax laws may result in significant variability in our effective tax rates.

As a result of Russia's invasion of Ukraine, certain taxing jurisdictions, including the U.S., have proposed punitive tax legislation applicable to companies doing business in Russia, which could also have a material adverse impact on our effective tax rate if enacted thereby reducing our net earnings.

Because we are a U.S. holding company, our most significant source of funds is distributions from our non-U.S. subsidiaries. Certain countries in which we operate have adopted or could institute currency exchange controls and other regulations or policies that limit or prohibit our local subsidiaries' ability to convert local currency into U.S. dollars or to make payments outside the country. This could subject us to the risks of local currency devaluation and business disruption.

Disruptions in the credit markets or changes to our credit ratings may adversely affect our business.

We currently generate significant cash flows from ongoing operations and have access to global credit markets through our various short- and long- term financing activities. Our financial performance, credit ratings, interest rates, the stability of financial institutions with which we partner, geopolitical or national developments, the stability and liquidity of the credit markets and the state of the global economy could affect the availability and cost of financing.

Disruption in the credit markets, limitations on our ability to borrow, slower than anticipated debt deleveraging, or a downgrade of our current credit rating could increase our future borrowing costs which could materially and adversely affect our financial condition and results of operations. In addition, tighter or more volatile credit markets may lead to business disruptions for certain of our suppliers, contract manufacturers or trade customers which could, in turn, adversely impact our business, results of operations, cash flow and financial condition.

We could decide, or be required to, recall products, which could have a material adverse effect on our business, reputation, results of operations, cash flows or financial position.

We could decide, or laws or regulations could require us, to recall products due to the failure, or alleged failure, to meet quality standards or specifications, suspected or confirmed and deliberate or unintentional product contamination, manufacturing defects, or other product adulteration, misbranding or tampering. A product recall or a product liability or other claim (even if unsuccessful or without merit) could generate negative publicity about us and our products, and our Company's reputation or that of our brands may be adversely affected. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, adult nicotine consumers might reduce their overall consumption of products in that product category. Any of these events could have a material adverse effect on our business, reputation, results of operations, cash flows or financial position.

We may be required to write down assets due to impairment, which could have a material adverse effect on our results of operations or financial position.

We continuously monitor the values of our long-lived assets, reporting units, intangible assets, as well as investments in equity securities, including our continuing investment in Rothmans, Benson & Hedges ("RBH"), to determine whether events or changes in circumstances indicate that an impairment exists. Additionally, we test goodwill and non-amortizable intangible assets for impairment annually. The values of these assets may be affected by several factors, including general macroeconomic and geopolitical conditions; regulatory and legal developments; changes in product volume growth rates; changes in pricing strategies and costs bases; discount rates; success of planned new product expansions; competitive activity; and income and excise taxes. If an impairment is determined to exist, we will incur impairment losses, which could have a material adverse effect on our results of operations or financial position. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates* for additional information concerning impairment determination and calculation.

Risks Related to the Impact of the War in Ukraine on our Business

Our business, results of operations, cash flows and financial position may be adversely impacted by the continuation and consequences of the war in Ukraine.
In 2023, Russia accounted for around 9% of our total cigarette and heated tobacco unit shipment volume, and around 6% of our total net revenues. Ukraine accounted for around 2% of our total cigarette and heated tobacco unit shipment volume, and around 1% of our total net revenues. Historically, we also produced finished goods in Ukraine for export and manufactured products in Russia. In 2022, as a result of Russia's invasion of Ukraine, we suspended planned investments and scaled down our manufacturing operations in Russia.

The full implications of the Russian invasion of Ukraine for our operations in those countries are impossible to predict at this time. The likelihood of retaliatory action by the Russian government against companies, including PMI, as a result of actions and statements made in response to the Russian invasion or otherwise, including the possibility of legal action against us or our employees; the deprivation of rights in, or access to, our Russian assets; or nationalization of foreign businesses or assets (including cash reserves held in Russia and intangible assets such as trademarks), is impossible to predict. We are continuously assessing the evolving situation in Russia, including regulatory constraints in the market entailing very complex terms and conditions that must be met for any divestment transaction to be granted approval by the authorities, and restrictions resulting from international regulations. In the event of a divestment, our ability to fully realize the value of the business would likely be subject to material impairment. In Ukraine, there is no way to know when and to what extent we will be able to fully normalize our operations or to what extent our workforce, facilities, inventory, and other assets will remain intact. These developments have and will continue to have a material adverse impact on our business, results of operations, cash flows and financial position, and may result in further impairment charges.

The conflict also continues to elevate the likelihood of supply chain disruptions, both in the region and globally, and may inhibit our ability to timely source materials and services needed to make and sell our products. For example, historically we sourced certain finished goods, production materials and components from both Russia and Ukraine, including printed materials and filters, and the invasion has, and may continue to, disrupt the availability of and impact our supply chain for these materials. These disruptions, to the extent we are unable to find alternative sources or otherwise address these supply constraints, may impact the availability and cost of our products in other markets, which would adversely impact our business, results of operations, cash flows and financial position, and may result in impairment charges. Furthermore, the imposition of various restrictions on transactions with parties from certain jurisdictions, the ban on exports of various products, and other economic and financial restrictions may adversely affect certain third parties with which we do business in Russia, such as customers, suppliers, intermediaries, service providers and banks.

The broader consequences of the invasion are also impossible to predict, but could include reputational consequences, further sanctions, financial or currency restrictions, punitive tax law changes, embargoes, regional instability, and geopolitical shifts as well as adverse effects on macroeconomic conditions, security conditions, currency exchange rates, and financial markets. Given the nature of our business and global operations, such geo-political instability and uncertainty could increase the costs of our materials and operations; reduce demand for our products; have a negative impact on our supply chains, manufacturing capabilities, or distribution capabilities; increase our exposure to currency fluctuations; constrain our liquidity or our ability to access capital markets; create staffing or operations difficulties; or subject us to increased cyber-attacks. While we will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop, the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted.

The conflict may also heighten many other risks disclosed in this Form 10-K, any of which could adversely affect our business, results of operations, cash flows or financial position. Such risks could affect, without limitation, the achievement of our strategic priorities, including achievement of our RRP growth targets; the availability of third-party manufacturing resources; the availability of attractive acquisition and strategic business opportunities and our ability to fully realize the benefits of these transactions; our ability to attract, motivate, and retain the best global talent; and our loss of revenue from counterfeiting and similar illicit activities.

Risks Related to Sourcing and Distribution of Products, Services and Materials

Use of third-parties may negatively impact the distribution, quality, and availability of our products and services, and we may be required to replace third-party contract distributors, manufacturers or service providers.
We increasingly rely on third-parties and their subcontractors/suppliers, sometimes concentrated in a specific geographic area, for product distribution and to manufacture some of our products and product parts (particularly, the electronic devices and accessories), as well as to provide services, including to support our finance, commercialization and information technology processes. While many of these arrangements improve efficiencies and decrease our operating costs, they also diminish our direct control. Such diminished control may lead to disruption in the distribution of our products and may have a material adverse effect on the quality and availability of products or services, our supply chain, and the speed and flexibility in our response to changing market conditions and adult consumer preferences, all of which may place us at a competitive disadvantage. In addition, we may be unable to renew these agreements on satisfactory terms for numerous reasons, including government regulations, and the distribution of our products may be

disrupted in certain markets or our costs may increase significantly if we must replace such third parties with other partners or our own resources.

The effects of climate change, other environmental issues, and related legal or regulatory responses may have a negative impact on our business and results of operations.

While we seek to mitigate our business risks associated with environmental issues, such as climate change, by establishing environmental goals and standards and seeking business partners, including within our supply chain, that are committed to operating in ways that protect the environment or mitigate environmental impacts, we recognize that there are inherent environmental-related risks, including climate change-related risks, wherever business is conducted. Among other potential impacts, climate change could influence the quality and volume of the agricultural products we rely on, including tobacco, due to several factors beyond our control, including more frequent variations in weather patterns, extreme weather events causing unexpected downtime and inventory losses, other adverse weather conditions, and governmental restrictions on trade, all of which may lead to disruption of operations at factories, warehouses and other premises.

Furthermore, nature-related risks, including those related to natural ecosystems degradation, decreased agricultural productivity in certain regions of the world, biodiversity loss, water resource depletion and deforestation, which are partially driven or exacerbated by climate change, may negatively impact the resilience of, or otherwise disrupt, our business operations or those of our suppliers and business partners.

There is an increased focus by foreign, federal, state and local regulatory and legislative bodies on environmental policies, including those relating to climate change. New environmental-related legal or regulatory requirements may lead to additional carbon taxation, raw or other materials taxation, energy price increases, new compliance costs, increased distribution and supply chain costs, and other expenses impacting our cost of operations. Moreover, given that the regulatory framework in this regard is highly dynamic, additional uncertainties may be driven by further upcoming regulatory changes on which we might have limited visibility or limited time to implement, which could have an impact on several elements of our business, including elevating the cost or complexity of our operations. Even if we make changes to align ourselves with legal or regulatory requirements, we may still be subject to significant penalties if such laws or regulations are interpreted and applied in a manner inconsistent with our practices.

Government mandated prices, production control programs, and shifts in crops driven by economic conditions may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and the impacts of natural disasters and pandemics such as COVID-19. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to produce less tobacco or cloves. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

A prolonged disruption of our production facilities could have a material adverse effect on our business, financial condition and results of operations.

A prolonged disruption at or shut-down of one or more of our production facilities, especially our *ZYN* production facility in Kentucky, which currently supplies substantially all of our capacity for *ZYN* sales in the U.S., due to natural- or man-made disasters or other events outside of our control, such as equipment malfunction or widespread outbreaks of acute illness, including COVID-19, or for any other reason, could limit our capacity to meet customer demands. Such an event could disrupt our operations; delay production, shipments and revenue; and result in significant expense to repair or replace our affected facilities. As a result, we could forgo revenue opportunities and potentially lose market share, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to our International Operations

Because we have operations in numerous countries, our results may be adversely impacted by economic, regulatory and political developments, natural disasters, pandemics or conflicts.

Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threats of war or acts of war may have a significant impact on the business environment. Factors beyond our control, such as, without limitation, natural disasters, extreme weather events, pandemics (including COVID-19), economic, political, regulatory, acts of war or threats of war, or other developments could disrupt or increase the expenses related to our supply chain, manufacturing capabilities, distribution capabilities, or the energy and other utility services required to operate our factories, warehouses, and other premises. Our business continuity plans and other safeguards might not always be effective to fully mitigate their impact. For example, the global pandemic outbreak of the COVID-19 virus in 2020 created significant societal and economic disruption and the closure of stores, factories and offices, restrictions on manufacturing, distribution and travel, and supply chain disruptions, among other impacts. Such developments – including the impact of geopolitical disruptions resulting from the conflict in the Middle East and the impact on energy prices and availability in the EU and elsewhere resulting from the invasion of Ukraine by Russia – could cause significant volume declines in our duty-free business and certain other key markets; disrupt or delay our distribution, manufacturing or supply chain; increase currency volatility; increase costs of our materials and operations and lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, all of which could have a material adverse effect on our business, operations, volumes, revenue, cash flows, financial position, net earnings and profitability. We discuss additional risks associated with Russia's invasion of Ukraine and climate change, above.

In certain markets, we are dependent on governmental approvals of various actions such as price changes, and failure to obtain such approvals could impair growth of our profitability.

In addition, despite our high ethical standards and rigorous controls and compliance policies aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our employees and partners. Such improper or unlawful conduct (actual or alleged) could lead to litigation and regulatory action, cause damage to our reputation and that of our brands, and result in substantial costs.

Our reported results could be adversely affected by unfavorable currency exchange rates and currency fluctuations could impair our competitiveness. Our results could also be adversely affected by capital controls or by foreign currency exchange constraints or devaluations.

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. Foreign currencies may fluctuate significantly against the U.S. dollar, reducing our net revenues, operating income and EPS. Our primary local currency cost bases may be different from our primary currency revenue markets, and U.S. dollar fluctuations against various currencies may have disproportionate negative impact on cash flows and on net revenues as compared to our gross profit and operating income margins.

Capital controls and/or foreign currency exchange constraints may affect the ability of our subsidiaries in impacted jurisdictions to settle foreign currency denominated imports of goods and services and/or to pay dividends and royalties. These factors may also increase foreign currency devaluation risks, which may have a negative impact on our net assets and results of operations in these jurisdictions. All of which could have a material adverse effect on our financial condition, including our leverage ratios, cash flows, net earnings, and profitability.

A sustained period of elevated inflation across the markets in which we operate could result in higher operating and financing costs and lead to reduced demand for our products.

Increasing inflationary pressures has and may continue to result in significant increases to our expenses, including direct materials, wages, energy, and transportation costs. While we take actions, wherever possible, to reduce the impact of the effects of inflation, in cases of sustained and elevated inflation across several of our major markets, it may be difficult to effectively control the increases to our costs. In recent periods, increased inflation has and may continue to lead to growing pressures on the cost of certain direct materials, wages, energy, transportation, and logistics as well as an increased cost of capital due to interest rate increases driven by the response to increased inflation. Inflationary pressures may also negatively impact consumer purchasing power, which could result in reduced demand for our products. We expect certain inflationary elements to ease, with a moderate increase in 2024. If we are unable to increase our prices sufficiently or take other actions to mitigate the effect of inflationary pressures, our profitability and financial position could be negatively impacted.

Risks Related to Legal Challenges and Investigations

Litigation related to tobacco use and exposure to environmental tobacco smoke could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products pending in certain jurisdictions in which we operate. Damages claimed in some tobacco-related litigation are significant and, in certain cases in Brazil, Canada, and Nigeria, range into the billions of U.S. dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially adversely affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. We face various administrative and legal challenges related to certain RRP activities, including allegations concerning product classification, advertising restrictions, corporate communications, product coach activities, scientific substantiation, product liability, antitrust, and unfair competition. While we design our programs to comply with relevant regulations, we expect these or similar challenges to continue as we expand our efforts to commercialize RRPs and to communicate with the public. The outcomes of these matters may affect our RRP commercialization and public communication activities and performance in one or more markets. Also see Item 8, Note 18. *Contingencies* to our consolidated financial statements for a discussion of pending litigation.

From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of income taxes, customs duties and/or excise taxes, allegations of false and misleading usage of descriptors, allegations of unlawful advertising, and allegations of unlawful labor practices. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially adversely affected by an unfavorable outcome of pending or future investigations. See Item 8, Note 18. *Contingencies—Other Litigation* and Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results by Business Segment—Business Environment—Governmental Investigations* for a description of certain governmental investigations to which we are subject.

We may be unable to adequately protect our intellectual property rights, and disputes relating to intellectual property rights could harm our business.

Our intellectual property rights are valuable assets, their protection is important to our business, and that protection may not be equally available in every country in which we operate or in which our products are sold. If the steps we take to protect our intellectual property rights globally, including through applying for, prosecuting, maintaining and enforcing, where relevant, a combination of trademark, design, copyright, patent, trade secrets and other intellectual property rights, are inadequate, or if others infringe or misappropriate our intellectual property rights, notwithstanding legal protection, our business, financial condition, and results of operations could be adversely impacted. Moreover, failing to manage our existing and/or future intellectual property may place us at a competitive disadvantage. Intellectual property rights of third parties may limit our ability to develop, manufacture and/or commercialize our products in one or more markets. Competitors or other third parties may claim that we infringe their intellectual property rights. Any such claims, regardless of merit, could divert management's attention, be costly, disruptive, time-consuming and unpredictable and expose us to significant litigation costs and damages, and may impede our ability to develop, manufacture and/or commercialize new or existing RRPs and improve our products, and thus have a material adverse effect on our revenue and our profitability. In addition, if, as a result, we are unable to manufacture or sell our RRPs or improve their quality in one or more markets, our ability to convert adult smokers to our RRPs in such markets would be adversely affected. See Item 8, Note 18. *Contingencies—Other Litigation* to our consolidated financial statements for a description of certain intellectual property proceedings.

Risks Related to our Competitive Environment

We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.
We are subject to highly competitive conditions in all aspects of our business. We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, R&D, innovation, packaging, customer service, marketing, advertising and retail price and, increasingly, adult smoker willingness to convert to our RRPs. The competitive environment and our competitive position can be significantly influenced by weak economic conditions; erosion of consumer confidence; competitors' introduction of lower-price products or innovative products; novel products which given their taste characteristics may be more commercially successful; higher product taxes; higher absolute prices and larger gaps between retail price categories; and product regulation that diminishes the ability to differentiate tobacco products, restricts adult consumer access to truthful and non-misleading information about our RRPs, or disproportionately impacts the commercialization of our products in relation to our competitors.

Competitors in our industry include British American Tobacco plc, Japan Tobacco Inc., Imperial Brands plc, new market entrants, particularly with respect to innovative products, several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in Algeria, Egypt, China, Taiwan, Thailand and Vietnam. Some competitors have different profit, volume and regulatory objectives, some international competitors may be less susceptible than PMI to changes in currency exchange rates, and some competitors may sell products in circumvention of applicable regulations that compete directly with our products. Certain new market entrants in the non-combustible product category may alienate consumers from innovative products through inappropriate marketing campaigns, messaging and inferior product satisfaction, and without scientific substantiation based on appropriate R&D protocols and standards. The growing use of digital media could increase the speed and extent of the dissemination of inaccurate and misleading information about our RRPs, all of which could have a material adverse effect on our profitability and results of operations. See Item 1, *Business—Competition* for a description of the competitive environment in which we operate.

We may be unable to anticipate changes in adult consumer preferences.
Our business is subject to changes in adult consumer preferences, which may be influenced by local economic conditions, accessibility to our products and availability of accurate information related to our products.

To be successful, we must:

- promote brand equity successfully;
- anticipate and respond to new adult consumer trends;
- ensure that our products meet our quality standards;
- develop new products and markets and broaden brand portfolios;
- improve productivity;
- educate and encourage adult smokers to convert to our RRPs;
- ensure effective adult consumer engagement, including communication about product characteristics and usage of RRPs;
- mitigate the impact of developments that cause damage to our reputation and that of our brands;
- provide excellent customer care;
- ensure adequate production capacity to meet demand for our products; and
- be able to protect or enhance margins through price increases.

In periods of economic uncertainty, adult consumers may tend to purchase low-price brands, and the volume of our premium-price and mid-price brands and our profitability could be materially adversely impacted as a result. Such down-trading trends may be reinforced by regulation that limits branding, communication and product differentiation. In addition to economic uncertainty (including recessions and inflation) unusual weather events and global or local epidemics, endemics or pandemics (such as COVID-19) has and may change the preferences of our adult consumers and lower demand for our products, particularly for our mid-price or premium-price brands.

Our ability to grow profitability may be limited by our inability to introduce new products, enter new markets, maintain sufficient production capacity, or improve our margins through higher pricing and improvements in our brand and geographic mix.
Our profit growth may be materially adversely impacted if we are unable to introduce new products or enter new markets successfully, to meet the demand for our products with increased production capacity, to raise prices, or to improve the proportion of our sales of higher margin products and in higher margin geographies.

We may be unable to expand our brand portfolio through acquisitions or the development of strategic business relationships, and the intended benefits from our investments may not materialize.

One element of our growth strategy is to expand our brand portfolio and market positions through selective acquisitions and the development of strategic business relationships. Acquisition and strategic business development opportunities are limited and present risks of failing to achieve efficient and effective integration, strategic objectives and/or anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses or enter into strategic business relationships on favorable terms ahead of our competitors, or that such acquisitions or strategic business development relationships will be accretive to earnings or improve our competitive position. In addition, we may not have a controlling position in certain strategic investments or relationships, which could impact the extent to which the intended financial growth and other benefits from these investments or relationships may ultimately materialize.

Our ability to achieve our strategic goals may be impaired if we fail to attract, motivate and retain the best global talent and effectively align our organizational design with the goals of our transformation.

To be successful, we must continue transforming our culture and ways of working, align our talent and organizational design with our increasingly complex business needs, and innovate and transform to a consumer-centric business. We compete for talent, including in areas that are relatively new to us such as digital, information technology, and life sciences, with companies in the consumer products, technology, pharmaceutical and other sectors that enjoy greater societal acceptance. As a result, we may be unable to attract, motivate and retain the best global talent with the right degree of diversity, experience and skills to achieve our strategic goals.

Risks Related to Illicit Trade

We lose revenues as a result of counterfeiting, contraband, cross-border purchases, "illicit whites," non-tax-paid volume produced by local manufacturers, and counterfeiting of our smoke-free products' devices and consumables.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that *Marlboro* is the most heavily counterfeited international cigarette brand, although we cannot quantify the revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband, cross-border purchases, "illicit whites" and non-tax-paid volume produced by local manufacturers. Our revenues and consumer satisfaction with our smoke-free products' devices and consumables may be materially adversely affected by counterfeit products that do not meet our product quality standards and scientific validation procedures.

Risks Related to Cybersecurity and Data Governance

We are significantly dependent on our and third-party information technology networks and systems, and a cybersecurity incident or attack against those networks or systems may adversely impact our business and operations.

We and our business partners heavily rely on information technology networks and systems, including those connected to the Internet, to help manage business processes and operations, including the collection, storage, interpretation, and processing of confidential, sensitive, personal and other data; internal and external communications; marketing and e-commerce activities; the manufacture, sale, and distribution of our products; management of third-party business relationships; engagement with governmental authorities; innovation through research and development; and other activities necessary for business operations. Some of these information systems and networks are developed, supplied, or managed by third-party service providers that may make us vulnerable to "supply chain" style cyberattacks. The failure or disruption of our information technology networks and systems, or those managed by third-party service providers or owned by our business partners and used in furtherance of PMI's business, due to cybersecurity attacks; unauthorized attempts to corrupt or extract data; security vulnerabilities; misconfigurations; human error; or failure or inability by us, third-parties, or our business partners to adhere to cybersecurity industry best practices, could place us at a competitive disadvantage, cause reputational damage, impact our operations, result in data breaches, significant business disruption, litigation, regulatory action including significant fines or penalties, financial impact, loss of revenue or assets including our intellectual property, personal, confidential, or sensitive data.

Cyberattacks, security incidents and vulnerabilities impacting PMI, newly acquired companies, our business partners, or our third-party providers, continue to dynamically evolve in sophistication and volume, making it difficult for us to predict probability, frequency, and impact severity of security incidents. Further, it may be inherently difficult to detect vulnerabilities during due diligence, for long periods of time, or soon enough to mitigate exploitation. There can be no assurance that such security incidents or vulnerabilities will not have a material adverse effect on us in the future. While PMI works to mitigate these risks by implementing a cybersecurity risk program and a third-party cybersecurity risk management program, there can be no assurance that these programs are comprehensive or accurately identify and sufficiently mitigate all cybersecurity risks.

We continue to make investments in administrative, technical, and physical safeguards to maintain information security protections in line with industry standards and best practices. We evaluate the adequacy of preventative actions to reduce security incidents on an ongoing basis.

Our safeguards may not, however, be effective in mitigating the impact of service disruptions or other failures of these information technology networks and systems. Failure to timely respond and mitigate security incidents, could result in wide-ranging business interruptions. Such security incidents could place us at a competitive disadvantage; result in financial impacts, a loss of revenue, assets, including our intellectual property, personal or other sensitive data; result in litigation and regulatory action including significant fines or penalties; impact our operations; cause damage to our reputation and that of our brands; and result in significant remediation and other costs. See Item 1C. *Cybersecurity* for a description of our cybersecurity risk management and strategy and governance.

Our or our business partners' failure or inability to adhere to privacy, data, artificial intelligence and information security laws could result in business disruption, loss of reputation and consumer trust, litigation, regulatory action including significant fines or penalties, financial impact, and loss of revenue, assets or personal, confidential, or sensitive data.
An actual or alleged failure to comply with complex and changing privacy, data, artificial intelligence and information security laws and regulations under the EU General Data Protection Regulation, various U.S. state and federal laws, and other similar privacy and information security laws across the jurisdictions in which PMI operates, such as the failure to protect personal data; implement appropriate technological and reasonable security measures; implement and maintain appropriate safeguards for personal data being transferred internationally; respect the privacy rights of data subjects; provide sufficient detailed notices of personal data processing; retrieve consent and provide opt-outs; meet stringent timeframe requirements for incident reporting to regulatory authorities; comply with artificial intelligence regulations; and others, could have a material adverse effect on us, subject us to substantial fines and/or legal challenges, and/or harm our business, reputation, financial condition, or operating results. Such laws and regulations across the jurisdictions in which PMI operates may vary, resulting in inconsistent or conflicting legal obligations.

Risks Related to Swedish Match and Vectura Fertin Pharma

We may be unable to fully realize the expected benefits from the acquisitions of Swedish Match or Vectura Fertin Pharma.
Since 2021, we have acquired Swedish Match, OtiTopic, Fertin Pharma and Vectura (collectively, the "Acquisitions"), and subsequently launched Vectura Fertin Pharma, our new Wellness and Healthcare business, consolidating OtiTopic, Fertin Pharma and Vectura. The anticipated benefits of the Acquisitions may not be realized fully, or at all, or may take longer to realize than expected. Furthermore, the success of the Acquisitions also depends on the continued successful commercialization and growth of Swedish Match's products in highly competitive markets and on the success of the research and development efforts of Vectura Fertin Pharma, including the ability to obtain regulatory approval for new products, and the ability to commercialize or license these new products developed by them. Moreover, our combustible product portfolio may stand in the way of introducing and growing new Wellness and Healthcare product categories and may prevent our business from developing a long-term sustainable ecosystem of products in the wellness, therapeutic, and healthcare categories.

Swedish Match and Vectura Fertin Pharma may have liabilities that are not known to us.
The businesses that we have acquired may have liabilities that we were unable to identify, or were unable to discover, in the course of performing our due diligence investigations during the Acquisitions thereof. There is no assurance that the indemnification available to us under the respective acquisition agreements, will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with the respective business or property that we assumed upon consummation of each Acquisition. Furthermore, the acquisition of Swedish Match was structured as a direct purchase of shares from Swedish Match shareholders and therefore did not include an acquisition agreement or indemnification rights. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Accounting adjustments related to the Acquisitions could adversely affect our financial results.
We accounted for the completion of the Acquisitions using the acquisition method of accounting. Given the nature of the assets acquired in the Acquisitions, we may not be able to avoid future impairments of those assets, which may also have a material impact on our future results of operation and financial position.

PMI, Swedish Match and Vectura Fertin Pharma may be subject to uncertainties that could adversely affect our respective businesses, and adversely affect the financial results of our combined businesses.

Our success following these Acquisitions depends in part upon our ability and the ability of each of Swedish Match and Vectura Fertin Pharma to maintain business relationships. The effect of the Acquisitions on customers, suppliers, employees and other constituencies of each of Swedish Match, Fertin Pharma and Vectura, may have a material adverse effect on us and/or the businesses that we have acquired through the Acquisitions. Customers, suppliers and others who do business with Swedish Match or Vectura Fertin Pharma may delay or defer business decisions, decide to terminate, modify or renegotiate their relationships, or take other actions, which could negatively affect the revenues, earnings and cash flows of our company or the businesses that we have acquired. Regulatory changes may have an impact on the development and/or commercialization of products which originate from the Swedish Match or Vectura Fertin Pharma value chains, as well as our revenues, earnings and cash flow. If we are unable to maintain the business and operational relationships of Swedish Match, or of Vectura Fertin Pharma, our financial position, results of operations or cash flows upon combining with these companies could be adversely affected.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

PMI relies heavily on the availability, reliability, and security of our information systems, networks, data, and intellectual property to, among other things, help manage our business processes and operations, collect and interpret data, and communicate internally and externally with employees, suppliers, consumers and customers, and business partners. We have a cross-functional cybersecurity risk program developed using standard industry practices, which monitors and manages cybersecurity threats to our business and information systems. We invest in administrative, technical, and physical safeguards, including continuity planning, to enhance resilience on our core processes, to maintain information security protections of our data and to safeguard the privacy of consumers, customers, employees and business partners.

Risk Management and Strategy

Our cybersecurity risk program, managed by our Chief Information Security Officer ("CISO") and the information security team, is conducted under our enterprise risk management framework and operates on a risk-based approach in assessing risks from cybersecurity threats, as follows:

- **Cybersecurity Threat Scenarios.** Our cybersecurity risk assessment process consists of identifying and compiling a catalogue of top cybersecurity threat scenarios relevant to PMI, which facilitates risk assessments with our IT and business stakeholders.

- **Cybersecurity Maturity Assessment.** Our risk exposure from relevant cybersecurity threat scenarios is mitigated by evaluating existing cybersecurity capabilities and corresponding maturity to identify and address areas for improvement.

- **Cybersecurity Threat Assessment.** To establish PMI's current and target cybersecurity risk exposure, residual risk exposure from the most relevant cybersecurity threat scenarios across IT platforms and regions is evaluated and measured based upon the cybersecurity maturity assessments.

- **Cybersecurity Risk Program.** PMI has a cybersecurity risk program to enhance its ability to identify, prevent, mitigate, respond and recover from disruptive cybersecurity threats and incidents and to reduce cybersecurity risk exposure. Improvements in our cybersecurity defense capabilities are prioritized based upon the results of cybersecurity threat assessments and cybersecurity maturity assessments. Identified issues from these assessments form the improvement initiatives under our cybersecurity risk program. As discussed in more detail below under "*Governance*," the program's key improvement initiatives, their implementation status, and the overall progression in our cybersecurity capability maturity are regularly presented to the applicable governing body within PMI. In addition, our cybersecurity risk program operates in coordination with the following:

  Cyber Defense. Our dedicated cyber defense team provides services to identify, help prevent, detect and respond against cybersecurity threats and intrusions and collaborates with internal and external stakeholders to help protect PMI's information, mitigate operational disruptions and maintain business continuity. The cyber defense team's controls and procedures identify and enable escalation of cybersecurity incidents to the applicable governing body within PMI, as appropriate, to meet disclosure and reporting requirements for such incidents.

Third-Party Cyber Risk Management. Some of our information systems and networks are developed, supplied, or managed by third-party service providers. Our third-party cyber risk management process analyzes and seeks to control risks associated with outsourcing products or services, such as "supply chain" style cyberattacks, and identifies preventative and detective controls to mitigate third-party vendor and service provider cybersecurity risks that could adversely impact our business and operations.

Education and Awareness. PMI regularly provides its workforce with mandatory cybersecurity awareness education and training addressing information security related tasks in line with our evolving information security policies, standards, procedures, and practice as well as supplemental role-based training and awareness programs.

We engage external assessors and other third parties to independently evaluate our cybersecurity risk management process, including the relevance to PMI of identified cybersecurity scenarios and the results of cybersecurity maturity assessments. The outcome of such evaluations, audits or reviews are reported to the Corporate Risk Governance Committee and to the Audit & Risk Committee, and our cybersecurity policies, standards and processes are adjusted, as necessary.

PMI follows a risk evaluation process for issues identified through internal audits, security assessments, third-party cybersecurity risk assessments, or self-assessment disclosures, and resulting information technology risks are recorded for risk remediation, transfer, avoidance, or acceptance as appropriate. Some of our information systems are managed by specialist third-party service providers, and we work with internal specialists to protect systems and data from unauthorized access and other cybersecurity threats.

Governance

The Audit and Risk Committee of our Board of Directors oversees our policies and practices with respect to risk assessment and risk management, including a review, in coordination with our management, of PMI's management of cybersecurity. Our CISO presents reports to the Audit and Risk Committee or to the full Board of Directors at least quarterly, which reports include cybersecurity risk status along with key performance indicators and key risk response strategies and plans.

The Corporate Risk Governance Committee receives quarterly reports on the Company's overall cybersecurity risk exposure including the individual top cybersecurity threat scenario residual risk ratings and the plan and status of the cybersecurity risk program, to facilitate calibration with other enterprise risk domains and validation of the risk response plans. The Corporate Risk Governance Committee includes our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), General Counsel ("GC"), Senior Vice President Operations, and our Chief Digital & Information Officer ("CDIO").

Cybersecurity incidents that have been determined to meet established SEC reporting consideration thresholds are promptly communicated to the Disclosure Committee, which is responsible for evaluating the potential materiality of such incidents and ensuring the accuracy, timeliness and completeness of related disclosures under applicable reporting obligations, and other relevant communications or presentations. The Disclosure Committee's membership includes the following executives: the Corporate Secretary; the GC; the CFO; the Controller & Principal Accounting Officer; the Chief Risk Assurance Officer; and the Vice President, Investor Relations. In addition, the CISO serves as an advisor to the Disclosure Committee.

The CISO has served in various roles in information technology and information security for over 25 years, including in the telecommunications and management consultancy sectors and serving as the Chief Information Security Officer of two large public companies. The CDIO holds an engineering degree and has served in various senior positions in information technology for over 20 years, including serving as Senior Vice President, IT Sales, and Global Chief Information Officer at a public company. The CEO has served in various positions in finance and general management at PMI for over 30 years, including as Chief Financial Officer and Chief Operating Officer, and holds a master's degree in economics. The CFO has over 15 years of experience in finance and management, having held several executive positions in charge of finance, legal affairs information systems and industry administration at various companies. The GC has served at PMI for 18 years in several positions within the Legal & Compliance department, including as Vice President and Associate General Counsel of various regions, and holds two master's degrees having studied law, management and finance.

As of the date of this Annual Report on Form 10-K, PMI is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect PMI, its business strategy, results of operations or financial condition. For additional information concerning PMI's risks related to cybersecurity, see Item 1.A. *Risk Factors*.

Item 2. *Properties.*

We own or lease various manufacturing, office and research and development facilities in locations around the world. We own properties in Switzerland where our operations center and state-of-the-art research and development facility are located.

At December 31, 2023, we operated and owned a total of 50 manufacturing facilities across our segments. Among them, 9 factories produced heated tobacco units and 7 factories produced oral nicotine products.

In 2023, certain of our facilities each manufactured over 30 billion units (cigarettes and heated tobacco units combined). Our largest manufacturing facilities, in terms of cigarette and heated tobacco unit volume, are located in Turkey (SSEA, CIS & MEA), Russia (SSEA, CIS & MEA), Indonesia (SSEA, CIS & MEA), Poland (Europe), Italy (Europe), Czech Republic (Europe), Lithuania (Europe) and the Philippines (SSEA, CIS & MEA). Our largest nicotine pouch manufacturing facility is located in the United States. As part of our global operating model, products manufactured in a particular manufacturing facility are not necessarily distributed in the operating segment where the facility is located.

We have integrated the production of our heated tobacco units into a number of our existing manufacturing facilities, and we are progressing with our plans to build manufacturing capacity for our other RRP and smoke-free platforms. We will continue to optimize our manufacturing infrastructure.

We believe the properties owned or leased by our subsidiaries are maintained in good condition and are believed to be suitable and adequate for our present needs.

Item 3.   **Legal Proceedings.**

The information called for by this Item is incorporated herein by reference to Item 8, Note 18. *Contingencies*.

Item 4.   **Mine Safety Disclosures.**

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The principal stock exchange on which our common stock (no par value) is listed is the New York Stock Exchange (ticker symbol "PM"). At January 31, 2024, there were approximately 41,300 holders of record of our common stock.

Information regarding equity-based compensation plans required by Regulation S-K Item 201(d) is provided in Item 12 of this 10-K.

Performance Graph

The graph below compares the cumulative total shareholder return on PMI's common stock with the cumulative total return for the same period of PMI's Peer Group and the S&P 500 Index. The graph assumes the investment of $100 as of December 31, 2018, in PMI common stock (at prices quoted on the New York Stock Exchange), and each of the indices as of the market close and reinvestment of dividends on a quarterly basis.



Date	PMI	PMI Peer Group [1]	S&P 500 Index
December 31, 2018	$100.00	$100.00	$100.00
December 31, 2019	$135.00	$123.90	$131.50
December 31, 2020	$140.20	$132.60	$155.70
December 31, 2021	$169.30	$153.40	$200.40
December 31, 2022	$190.30	$148.70	$164.10
December 31, 2023	$186.90	$146.40	$207.20

[1] The PMI Peer Group presented in this graph is the same as that used in the prior year. The PMI Peer Group was established based on a review of four characteristics: global presence; a focus on consumer products; and net revenues and a market capitalization of a similar size to those of PMI. The review also considered the primary international tobacco companies. As a result of this review, the following companies constitute the PMI Peer Group: Altria Group, Inc., Anheuser-Busch InBev SA/NV, British American Tobacco p.l.c., The Coca-Cola Company, Colgate-Palmolive Co., Diageo plc, Heineken N.V., Imperial Brands PLC, Japan Tobacco Inc., Johnson & Johnson, Kimberly-Clark Corporation, The Kraft-Heinz Company, McDonald's Corp., Mondelēz International, Inc., Nestlé S.A., PepsiCo, Inc., The Procter & Gamble Company, Roche Holding AG, and Unilever NV and PLC.

Note: Figures are rounded to the nearest $0.10.

Issuer Purchases of Equity Securities During the Quarter Ended December 31, 2023

Our share repurchase activity for each of the three months in the quarter ended December 31, 2023, was as follows:

Period	Total Number of Shares Repurchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2023 – October 31, 2023 (1)		$	—	10,481,359	$ 6,016,847,275
November 1, 2023 – November 30, 2023 (1)		$	—	10,481,359	$ 6,016,847,275
December 1, 2023 – December 31, 2023 (1)		$	—	10,481,359	$ 6,016,847,275
Pursuant to Publicly Announced Plans or Programs	—	$	—		
October 1, 2023 – October 31, 2023 (2)	3,536	$	92.75		
November 1, 2023 – November 30, 2023 (2)	6,873	$	89.12		
December 1, 2023 – December 31, 2023 (2)	907	$	93.04		
For the Quarter Ended December 31, 2023	11,316	$	90.57		

(1) On June 11, 2021, our Board of Directors authorized a new share repurchase program of up to $7 billion, with target spending of $5 billion to $7 billion over a three-year period that commenced in July 2021. These share repurchases have been made pursuant to the $7 billion program. On May 11, 2022, we announced the suspension of our three-year share repurchase program following the recommended public offer to acquire the outstanding shares of Swedish Match from its shareholders. For further details on the offer, see the *Acquisitions and Other Business Arrangements* section of Part II, Item 7 of this Form 10-K.

(2) Shares repurchased represent shares tendered to us by employees who vested in restricted and performance share unit awards and used shares to pay all, or a portion of, the related taxes.

Item 6. *[Reserved].*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, and the discussion of risks and cautionary factors that may affect future results in Item 1A. *Risk Factors*.

Description of Our Company

We are a leading international tobacco company, actively delivering a smoke-free future. We are evolving our portfolio for the long term to include products outside of the tobacco and nicotine sector. Our current product portfolio primarily consists of cigarettes and smoke-free products. Since 2008, we have invested $12.5 billion to develop, scientifically substantiate and commercialize innovative smoke-free products for adults who would otherwise continue to smoke, with the goal of completely ending the sale of cigarettes. This investment includes the building of world-class scientific assessment capabilities, notably in the areas of pre-clinical systems toxicology, clinical and behavioral research, as well as post-market studies. In November 2022, we acquired Swedish Match AB ("Swedish Match"), a leader in oral nicotine delivery, creating a global smoke-free combination led by the companies' *IQOS* and *ZYN* brands. The U.S. Food and Drug Administration (the "FDA") has authorized versions of our *IQOS* Platform 1 devices and consumables, and Swedish Match's *General* snus, as Modified Risk Tobacco Products ("MRTPs"). We describe the MRTP orders in more detail in the "Business Environment" section of this Item 7.

In January 2023, we began managing our business in four geographical segments, down from six previously, in addition to our continuing Swedish Match and Wellness and Healthcare segments: As of December 31, 2023, our operating segments were as follows:

- Europe Region;

- South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA");

- East Asia, Australia, and PMI Duty Free Region ("EA, AU & PMI DF");

- Americas Region;

- Swedish Match, which reflects our fourth quarter 2022 acquisition of the company; and

- Wellness and Healthcare ("W&H"), which includes the operating results of our Vectura Fertin Pharma business.

Following the combination and the progress in 2023 toward integrating the Swedish Match business into the existing PMI regional segment structure, we will update our segment reporting by including Swedish Match results in the four existing geographical segments. As of the first quarter of 2024, we will report on this basis.

Our cigarettes are sold in approximately 175 markets, and in many of these markets they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands.

Smoke-free products (also referred to herein as "SFPs") is the term we primarily use to refer to all of our products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine. In addition, SFPs include wellness and healthcare products, as well as consumer accessories such as lighters and matches.

In addition to the manufacture and sale of cigarettes, we are engaged in the development and commercialization of reduced-risk products ("RRPs"). RRPs is the term we use to refer to products that present, are likely to present, or have the potential to present less risk of harm to smokers who switch to these products versus continuing smoking. We have a range of RRPs in various stages of development, scientific assessment and commercialization. Our RRPs are SFPs that contain and/or generate far lower quantities of harmful and potentially harmful constituents than found in cigarette smoke. *IQOS* is the leading brand in our SFPs portfolio. As of December 31, 2023, our smoke-free products were available for sale in 84 markets.

In 2021, we laid the foundation for our long-term growth ambitions beyond nicotine in wellness and healthcare, including the milestone acquisitions of Vectura Group plc ("Vectura") and Fertin Pharma A/S ("Fertin Pharma"), which provide essential capabilities for future product development. Now, through our Vectura Fertin Pharma business, with a strong foundation and significant expertise in life sciences, we aim to expand into wellness and healthcare areas.

In 2022, we acquired Swedish Match AB, a market leader in oral nicotine delivery with a significant presence in the United States market. The Swedish Match acquisition is a key milestone in PMI's transformation to becoming a smoke-free company. Swedish Match has a leading nicotine pouch franchise in the U.S. under the *ZYN* brand name. The Swedish Match product portfolio is complementary to our existing portfolio, permitting us to bring together a leading oral nicotine product with the leading heat-not-burn product. By joining forces with Swedish Match, we expect to accelerate the achievement of our joint smoke-free ambitions, switching more adults who would otherwise continue to smoke cigarettes to better alternatives faster than either company could achieve separately.

In 2022, we also completed an agreement with Altria Group, Inc. to end our commercial relationship in the U.S. covering *IQOS* as of April 30, 2024. Thereafter, PMI will hold the full rights to commercialize *IQOS* in the U.S. On July, 14, 2023, we made the final payment to Altria under the terms of the agreement.

For further details of our 2021 and 2022 acquisitions, as well as the agreement with Altria Group, Inc., see Item 8, Note 3. *Acquisitions* and the "Business Environment" section of this Item 7

We use the term net revenues to refer to our operating revenues from the sale of our products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium-price brands to mid-price or low-price brands in any given market (product mix). Mix can also refer to the proportion of shipment volume in more profitable markets versus shipment volume in less profitable markets (geographic mix).

Our cost of sales consists principally of: tobacco leaf, non-tobacco raw materials, labor and manufacturing costs; shipping and handling costs; and the cost of devices produced by third-party electronics manufacturing service providers. Estimated costs associated with device warranty programs are generally provided for in cost of sales in the period the related revenues are recognized.

Our marketing, administration and research costs include the costs of marketing and selling our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are marketing and sales expenses and general and administrative expenses.

Philip Morris International Inc. is a legal entity separate and distinct from its direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior rights of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions that are otherwise compliant with law.

Executive Summary

The following executive summary provides the business update and significant highlights from the *Discussion and Analysis* that follows.

Global Patent Settlement

On February 1, 2024, we entered into a global settlement agreement with British American Tobacco p.l.c. ("BAT") that resolves all ongoing patent infringement litigation between the parties related to heated tobacco and vapor products. The settlement includes non-monetary provisions between PMI and BAT that resolve all ongoing global patent infringement litigation, encompassing all related injunctions and exclusion orders, and prevents patent infringement and certain other future claims against current heated tobacco and vapor products. Under the settlement PMI and BAT also agreed to request rescission of the Limited Exclusion Order and Cease and Desist Order issued by the International Trade Commission prohibiting the importation of certain heat-not-burn products by PMI and its affiliates into the U.S. The settlement also allows each party to innovate and introduce product iterations. For further details, see Item 8, Note 18. *Contingencies*.

War in Ukraine

In Ukraine, our main priority remains the safety and security of our employees and their families in the country. We continue commercial activities in select locations where safety allows, in order to provide product availability and service to adult consumers, and supply the market from production centers outside Ukraine, as well as through a contract manufacturing arrangement. Production at our factory in Kharkiv remains suspended. On June 20, 2023, we announced the investment of $30 million in a new production facility in the Lviv region, in Western Ukraine. Preparatory work for the facility began in July 2023 and production is expected to commence in the first quarter of 2024. As of December 31, 2023, our Ukrainian operations had approximately $0.4 billion in total assets, excluding intercompany balances.

In Russia, we are continuously assessing the evolving situation in the country. This includes regulatory constraints in the market entailing very complex terms and conditions that must be met for any divestment transaction to be granted approval by the authorities, and restrictions resulting from international regulations. In the event of a divestment, our ability to fully realize the value of the business would likely be subject to material impairment. As of December 31, 2023, our Russian operations had approximately $2.7 billion in total assets, excluding intercompany balances, of which approximately $0.8 billion consisted of cash and equivalents held mostly in local currency (Russian rubles).

Additionally, we hold a 23% equity interest in Megapolis Distribution BV, the holding company of CJSC TK Megapolis, PMI's distributor in Russia. For further details, see Item 8, Note 6. *Related Parties – Equity Investments and Other*.

These developments above have and will continue to have a material adverse impact on our business, results of operations, cash flows and financial position, and may result in impairment charges.

For further details, see Item 8, Note 4. *War in Ukraine* to our consolidated financial statements, as well as Item 1A. *Risk Factors* and the "*Trade Policy*" section of this Item 7.

Consolidated Operating Results

- **Net Revenues –** Net revenues of $35.2 billion for the year ended December 31, 2023, increased by $3.4 billion, or 10.7%, from the comparable 2022 amount. The change in our net revenues from the comparable 2022 amount was driven by the following (variances not to scale):



Net revenues increased by 10.7%, including the impact of the Swedish Match acquisition and currency. Net revenues, excluding currency and acquisitions, increased by 7.6%, mainly reflecting: a favorable pricing variance, primarily driven by higher combustible tobacco pricing, and favorable volume/mix, mainly driven by higher HTU volume, partially offset by lower cigarette volume. The increase was partly offset by lower fees for certain distribution rights billed to customers in certain markets and a charge to net revenues in 2023 of $80 million following the termination of a distribution arrangement in the Middle East, both shown in "Other." The termination of a distribution arrangement in the Middle East is further described in the following "*Diluted Earnings Per Share*" discussion.

Net revenues by product category for the years ended December 31, 2023 and 2022, are shown below:



2023 ($ in millions)

Smoke-Free
$12,840
36.5%

Combustible
Tobacco
$22,334
63.5%

2022 ($ in millions)

Smoke-Free
$10,190
32.1%

Combustible
Tobacco
$21,572
67.9%

- **Diluted Earnings Per Share –** The changes in our reported diluted earnings per share ("diluted EPS") for the year ended December 31, 2023, from the comparable 2022 amounts, were as follows:

	Diluted EPS	% Change
For the year ended December 31, 2022	$ 5.81	
2022 Charges related to the war in Ukraine	0.08	
2022 Fair value adjustment for equity security investments	(0.02)	
2022 Amortization of intangibles	0.09	
2022 Impairment of goodwill and other intangibles	0.06	
2022 Costs associated with Swedish Match AB offer	0.06	
2022 Swedish Match AB acquisition accounting related item	0.06	
2022 Income tax impact associated with Swedish Match AB financing	(0.13)	
2022 Tax items	(0.03)	
Subtotal of 2022 items	0.17	
2023 Charges related to the war in Ukraine	(0.03)	
2023 Asset impairment and exit costs	(0.06)	
2023 South Korea indirect tax charge	(0.11)	
2023 Termination of agreement with Foundation for a Smoke-Free World	(0.07)	
2023 Fair value adjustment for equity security investments	0.02	
2023 Amortization of intangibles	(0.25)	
2023 Impairment of goodwill and other intangibles	(0.44)	
2023 Termination of distribution arrangement in the Middle East	(0.04)	
2023 Swedish Match AB acquisition accounting related item	(0.01)	
2023 Income tax impact associated with Swedish Match AB financing	0.11	
2023 Tax items	(0.11)	
Subtotal of 2023 items	(0.99)	
Currency	(0.63)	
Interest	(0.21)	
Change in tax rate	0.03	
Operations	0.84	
For the year ended December 31, 2023	$ 5.02	(13.6)%

Charges related to the war in Ukraine – During 2022, we recorded a pre-tax charge of $151 million (representing $128 million net of income tax and a diluted EPS charge of $0.08 per share), related to circumstances driven by the war, including machinery and inventory write-downs, additional allowances for receivables and the cost of PMI's humanitarian efforts. During 2023, we recorded a pre-tax charge of $53 million (representing $43 million net of income tax and a diluted EPS charge of $0.03 per share), related to circumstances driven by the war, including the cost of PMI's humanitarian efforts, severance payments, as well as an impairment of certain long-lived assets. For further details, see Item 8, Note 4. *War in Ukraine*.

Fair value adjustment for equity security investments – During 2022, we recorded a favorable fair value adjustment for our equity security investments in India and Sri Lanka ($0.02 per share increase in diluted EPS). During 2023, we recorded a favorable fair value adjustment for our equity security investments in India and Sri Lanka ($0.02 per share increase in diluted EPS). For further details, see Item 8, Note 6. *Related Parties - Equity Investments and Other*.

Amortization of intangibles – During 2022, we recorded amortization of intangibles expense of $159 million (representing $129 million net of income tax or $0.09 per share decrease in diluted EPS). During 2023, we recorded amortization of intangibles expense of $497 million (representing $389 million net of income tax or $0.25 per share decrease in diluted EPS). The higher amortization expense in 2023 was primarily due to increased acquired intangible assets recorded as a result of our acquisitions in 2022. For further details, see Item 8, Note 5. *Goodwill and Other Intangible Assets, net*.

Impairment of goodwill and other intangibles – During 2022, we recorded an impairment charge related to definite-lived intangible assets of $112 million (representing $98 million net of income tax and a diluted EPS charge of $0.06 per share) reflecting the impact of general economic and market conditions resulting in a reduction in future estimated cash flows on certain products within the Wellness and Healthcare segment. This impairment charge was recorded within cost of sales in the consolidated statements of earnings for the year ended December 31, 2022.

During the second quarter of 2023, we completed our annual review of goodwill and non-amortizable intangible assets for potential impairment. Based on this review, it was determined that the estimated fair value of the Wellness and Healthcare reporting unit was lower than its carrying value. Consequently, we recorded a total non-cash impairment charge of $680 million (representing a $0.44 per share decrease in diluted EPS) consisting of a goodwill impairment charge of $665 million and a non-amortizable intangible asset pre-tax impairment charge of $15 million for an in-process research and development project related to one of our 2021 acquisitions. The impairment charge was recorded in impairment of goodwill ($665 million) and marketing, administration and research costs ($15 million) within the consolidated statements of earnings during the year ended December 31, 2023, and was included in the Wellness and Healthcare segment results.

For further details, see Item 8, Note 5. *Goodwill and Other Intangible Assets, net*.

Costs associated with Swedish Match AB offer – During 2022, we incurred pre-tax costs associated with the Swedish Match offer of $116 million (representing $99 million net of income tax and a diluted EPS charge of $0.06 per share) primarily related to financing costs, derivative financial instruments and certain transaction related costs. These pre-tax costs of $116 million were recorded in marketing, administration and research costs ($115 million expense) and interest expense, net ($1 million expense) on our consolidated statement of earnings for the year ended December 31, 2022.

Swedish Match AB acquisition accounting related item – Following the Swedish Match acquisition, we recorded in 2022 pre-tax purchase accounting adjustments of $125 million related to the sale of acquired inventories stepped up to fair value (representing $94 million net of income tax and a diluted EPS charge of $0.06 per share). During 2023, we recorded pre-tax purchase accounting adjustments of $18 million related to the sale of acquired inventories stepped up to fair value (representing $13 million net of income tax and a diluted EPS charge of $0.01 per share). These pre-tax adjustments were recorded in cost of sales in the consolidated statements of earnings for the years ended December 31, 2023 and 2022. For further details, see Item 8, Note 3. *Acquisitions*.

Asset impairment and exit costs – During 2023, we recorded pre-tax asset impairment and exit costs of $109 million, representing $96 million net of income tax and a diluted EPS charge of $0.06 per share, related to a project to fully outsource and restructure the manufacturing of e-vapor devices and consumables. For further details, see Item 8, Note 20. *Asset Impairment and Exit Costs*.

South Korea indirect tax charge – On July 13, 2023, our South Korean subsidiary, PM Korea, received an adverse ruling from the Supreme Court of South Korea related to cases alleging underpayment of excise taxes in connection with a 2015 excise tax increase and subsequent audit by the South Korean Board of Audit and Inspection. The Supreme Court ruling reversed previous decisions that were in PM Korea's favor at the trial and appellate levels. As a result of the ruling, we concluded that an adverse outcome is probable. Consequently, we recorded a non-cash pre-tax charge of $204 million (representing $174 million net of income tax or $0.11 per share decrease in diluted EPS) in the second quarter results of 2023, reflecting the full amount previously paid by PM Korea. For further details, see Item 8, Note 18. *Contingencies*.

Termination of agreement with Foundation for a Smoke-Free World – On September 29, 2023, PMI and the Foundation for a Smoke-Free World (the "Foundation") entered into the Final Grant Agreement and Termination of the Second Amended and Restated Pledge Agreement ("Agreement"). Under the terms of the Agreement, PMI paid $140 million in the third quarter of 2023 in return for the termination of the pledge agreement between the parties. As a result, in the third quarter of 2023, PMI recorded a pre-tax charge of $140 million (representing $111 million net of income tax or $0.07 per share decrease in diluted EPS) commensurate with the early termination of the pledge agreement. The pre-tax charge was recorded in marketing, administration and research costs in the consolidated statements of earnings during the year ended December 31, 2023. For further details, see *"Other Developments"* within the Business Environment section of this Item 7.

Termination of distribution arrangement in the Middle East – Following the termination of a distribution arrangement in the Middle East, we recorded a pre-tax charge of $80 million in the first quarter of 2023 (representing $70 million net of income tax and a diluted EPS charge of $0.04 per share). The pre-tax charge was recorded as a reduction of net revenues in the consolidated statements of earnings and was included in the SSEA, CIS & MEA segment results.

Income taxes – The Income tax impact associated with Swedish Match AB financing that increased our 2022 diluted EPS by $0.13 per share and increased our 2023 diluted EPS by $0.11 per share in the table above was due to a deferred tax benefit for unrealized foreign currency losses on intercompany loans related to the Swedish Match acquisition financing reflected in the consolidated statements of earnings, while the underlying pre-tax foreign currency movements fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in the consolidated statements of stockholders' (deficit) equity.

The 2022 Tax items that increased our 2022 diluted EPS by $0.03 per share in the table above were due to a reduction in deferred tax liabilities related to pension plan assets of $40 million.

The 2023 tax items that decreased our 2023 diluted EPS by $0.11 per share in the table above were due to an increase in deferred tax liabilities related to the unremitted earnings of PMI's Russian subsidiaries due to the unilateral suspension of certain Russian double tax treaties by the Russian authorities on August 8, 2023, with respect to certain payments including dividends. The change in the tax rate that increased our diluted EPS by $0.03 per share in the table above was primarily due to changes in earnings mix by taxing jurisdiction.

Currency – The unfavorable impact of $0.63 per share during the reporting period primarily results from the fluctuations of the U.S. dollar, especially against the Argentine peso, Egyptian pound, Japanese yen, Russian ruble and Swiss franc, partly offset by the Euro. This unfavorable currency movement has impacted our profitability across our primary revenue markets and local currency cost bases.

Interest – The unfavorable impact of $0.21 per share from interest in the table above was due primarily to higher interest expense in connection with the Swedish Match acquisition, partially offset by higher net interest income driven by higher interest rates.

Operations – The increase in diluted EPS of $0.84 per share from our operations in the table above was due primarily to the following segments:

- Swedish Match: Reflecting the 2023 impact following the fourth quarter 2022 acquisition; and

- EA, AU & PMI DF: Favorable volume/mix, favorable pricing and lower supply chain costs;

partially offset by

- Americas: Unfavorable volume/mix and higher marketing, administration and research costs, partly offset by favorable pricing;

- SSEA, CIS & MEA: Higher marketing, administration and research costs, higher manufacturing costs, unfavorable volume/mix and the impact of lower fees for certain distribution rights billed to customers in certain markets, partly offset by favorable pricing;

- Wellness and Healthcare: Primarily reflecting commercial investments and higher administration costs; and

- Europe: Higher marketing, administration and research costs, higher manufacturing costs and unfavorable volume/mix, partly offset by favorable pricing.

For further details, see the *Consolidated Operating Results* and *Operating Results by Business Segment* sections of the following *Discussion and Analysis*.

Discussion and Analysis

Critical Accounting Estimates
Item 8, Note 2. *Summary of Significant Accounting Policies* to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under U.S. GAAP.

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection and disclosure of our critical accounting estimates have been discussed with our Audit & Risk Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

Acquisitions - PMI accounts for business combinations using the acquisition method of accounting. PMI allocates the purchase price of an acquired business to the assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date with the excess recorded as Goodwill. The fair value of the applicable assets acquired and liabilities assumed is determined through established valuation techniques, such as the income, cost or market approach. PMI may utilize third-party valuation experts to assist in the fair value determination of certain assets acquired and liabilities assumed. The determination of fair value requires management to make judgements and may involve the use of significant estimates, including assumptions with respect to estimated projected revenue growth, future cash flows, terminal growth rates, useful economic lives of intangible assets acquired, discount rates, royalty rates and other factors.   Certain acquired intangibles are expected to have indefinite lives based on their history and PMI's intent to continue to support and build the intangible.

Although PMI believes its estimates of fair value are reasonable, actual financial results could differ from those estimates. Changes in assumptions related to future financial results or other underlying assumptions could have a significant impact on the determination of the fair value of the intangible assets acquired.

See Item 8, Note 3. *Acquisitions* to our consolidated financial statements for details of the critical accounting estimates relevant to the business combinations in the periods presented in this Form 10-K.

Revenue Recognition - We recognize revenue as performance obligations are satisfied. Our primary performance obligation is the distribution and sales of cigarettes and smoke-free products, including heat-not-burn, e-vapor and oral nicotine products. Our performance obligations are typically satisfied upon shipment or delivery to our customers. PMI estimates the cost of sales returns based on historical experience, and these estimates are immaterial. Estimated costs associated with warranty programs for *IQOS* devices are generally provided for in cost of sales in the period the related revenues are recognized, based on a number of factors, including historical experience, product failure rates and warranty policies. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration where applicable. Such variable consideration is typically not constrained and is estimated based on the most likely amount that PMI expects to be entitled to under the terms of the contracts with customers, historical experience of discount or rebate redemption, where relevant, and the terms of any underlying discount or rebate programs, which may change from time to time as the business and product categories evolve.

Goodwill and Non-Amortizable Intangible Assets Valuation - We test goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review, using either a qualitative or quantitative assessment for each of our reporting units. Where a qualitative assessment is followed, we determine whether it is more likely than not that an impairment exists based on qualitative factors such as macroeconomic conditions, industry and competitive conditions, legal and regulatory environment, historical financial performance and significant changes within the reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed. The quantitative impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of a reporting unit, we use the market approach using earnings multiples of comparable global companies within the tobacco industry and a discounted cash flow model. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use.

During the second quarter of 2023, PMI completed its annual review of goodwill and non-amortizable intangible assets for potential impairment. We performed a quantitative impairment assessment for all of our reporting units and non-amortizable intangible assets with the exception of the three reporting units and non-amortizable intangible asset related to the Swedish Match segment for which we have performed a qualitative assessment. Based on this review, it was determined that the estimated fair value of the Wellness and

Healthcare reporting unit was lower than its carrying value. Consequently, PMI recorded a goodwill impairment charge of $665 million. Additionally, as a result of the impairment test of non-amortizable intangible assets, PMI recorded a pre-tax impairment charge of $15 million. There was no impairment charge of goodwill and non-amortizable intangible assets for our other reporting units. For additional information, see Item 8, Note 5. *Goodwill and Other Intangible Assets, net*.

At December 31, 2023, the carrying value of our goodwill was $16.8 billion, which is related to ten geographical reporting units, each of which consists of a group of markets with similar operating and economic characteristics, three reporting units related to the Swedish Match segment and the Wellness and Healthcare business. The estimated fair value of each of our fourteen reporting units and non-amortizable intangible assets exceeded the carrying value as of December 31, 2023.

Investment in non-marketable equity securities – We perform a sensitivity analysis to estimate the value of our continuing investment in RBH on an ongoing basis. The analysis includes estimating a range of fair values to determine whether any indicators of impairment exist. The estimated range of fair values of the underlying business and of the contingent liability is determined based on an income approach using a discounted cash flow analysis. The information used in the estimate includes observable inputs, such as discount rates, terminal growth rates, previous court rulings, total tobacco market size in Canada, RBH's share of the market and tobacco-litigation related expense, as well as unobservable inputs such as operating budgets and strategic plans, various inflation scenarios, estimated shipment volumes, and expected product pricing and projected margins.

For further details, see Item 8, Note 6. *Related Parties – Equity investments and Other* to our consolidated financial statements

Marketing Costs - We incur certain costs to support our products through programs that include advertising, marketing, consumer engagement and trade promotions. The costs of our advertising and marketing programs are expensed in accordance with U.S. GAAP. Recognition of the cost related to our consumer engagement and trade promotion programs contain uncertainties due to the judgment required in estimating the potential performance and compliance for each program. For volume-based incentives provided to customers, management continually assesses and estimates, by customer, the likelihood of the customer's achieving the specified targets, and records the reduction of revenue as the sales are made. For other trade promotions, management relies on estimated utilization rates that have been developed from historical experience. Changes in the assumptions used in estimating the cost of any individual marketing program would not result in a material change in our financial position, results of operations or operating cash flows.

Employee Benefit Plans - As discussed in Item 8, Note 14. *Benefit Plans* to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases, mortality, turnover rates and health care cost trend rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in calculating our obligations under these plans are reasonable based upon our historical experience and advice from our actuaries.

Weighted-average discount rate assumptions for pension and postretirement plan obligations at December 31, 2023 and 2022 are as follows:

	2023	**2022**
Pension plans	**2.28%**	3.03%
Postretirement plans	**5.19%**	5.89%

We anticipate that assumption changes will increase 2024 pre-tax pension and postretirement expense to approximately $154 million as compared with approximately $106 million in 2023, excluding amounts related to employee severance and early retirement programs. The anticipated increase is primarily due to higher amortization of unrecognized actuarial losses of $72 million, coupled with higher service cost of $39 million, partially offset by higher expected return on assets of $29 million, coupled with lower interest cost of $26 million and other movements of $8 million.

Weighted-average expected rate of return and discount rate assumptions have a significant effect on the amount of expense reported for the employee benefit plans. A fifty-basis-point decrease in our discount rate would increase our 2024 pension and postretirement expense by approximately $57 million, and a fifty-basis-point increase in our discount rate would decrease our 2024 pension and postretirement expense by approximately $48 million. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2024 pension expense by approximately $41 million.

Income Taxes - Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in our consolidated balance sheets.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. In accordance with the authoritative guidance for income taxes, we evaluate potential tax exposures and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would generally result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We are required to assess the likelihood of recovering deferred tax assets against future sources of taxable income. If we determine, using all available evidence, that we do not reach the more likely than not threshold for recovery, a valuation allowance is recorded. Significant judgment is required in determining the need for and amount of valuation allowances for deferred tax assets including estimates of future taxable income in the applicable jurisdictions and the feasibility of on-going tax planning strategies, as applicable.

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections. Changes in currency exchange rates, earnings mix by taxing jurisdiction or future regulatory developments may have an impact on the effective tax rates. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

For further details, see Item 8, Note 12. *Income Taxes* to our consolidated financial statements.

Hedging - As discussed below in "Market Risk," we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange and interest rates by creating offsetting exposures. For derivative contracts that are designated and qualify as fair value hedges the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged items attributable to the hedged risk, is recognized in the consolidated statement of earnings. For our other derivatives to which we have elected to apply hedge accounting, gains and losses on these derivatives are initially deferred in accumulated other comprehensive losses on the consolidated balance sheet and recognized in the consolidated statement of earnings into the same line item as the impact of the underlying transaction and in the periods when the related hedged transactions are also recognized in operating results. Gain (losses) related to derivatives contracts for which hedge accounting provisions have not been elected are recognized in the consolidated statement of earnings.

Contingencies - As discussed in Item 8, Note 18. *Contingencies*, to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. At the present time, except as stated otherwise in Item 8, Note 18. *Contingencies,* while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it: (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

Our net revenues and operating income by segment were as follows:

(in millions)		2023		2022		2021
Net Revenues						
Europe	$	**13,598**	$	12,869	$	13,155
SSEA, CIS & MEA		**10,629**		10,467		9,858
EA, AU & PMI DF		**6,201**		5,936		6,448
Americas		**1,944**		1,903		1,843
Swedish Match		**2,496**		316		—
Wellness and Healthcare		**306**		271		101
Net revenues	$	**35,174**	$	31,762	$	31,405
Operating Income (Loss)						
Europe	$	**6,012**	$	5,802	$	6,409
SSEA, CIS & MEA		**3,047**		3,864		3,295
EA, AU & PMI DF		**2,481**		2,424		2,836
Americas		**62**		436		487
Swedish Match		**824**		(22)		—
Wellness and Healthcare		**(870)**		(258)		(52)
Operating income	$	**11,556**	$	12,246	$	12,975

Items affecting the comparability of results from operations were as follows:

- **Impairment of goodwill and other intangibles** – For the year ended December 31, 2023, PMI recorded $680 million of goodwill and non-amortizable intangible assets impairment charges that was included in the Wellness and Healthcare segment. For the year ended December 31, 2022, PMI recorded an impairment charge related to definite-lived intangible assets of $112 million. This charge was included in the Wellness and Healthcare segment. For further details, see Item 8, Note 5. *Goodwill and Other Intangible Assets, net*.

- **South Korea indirect tax charge** – See Item 8, Note 18. *Contingencies* for details of the $204 million pre-tax charge included in the EA, AU & PMI DF segment results for the year ended December 31, 2023.

- **Termination of distribution arrangement in the Middle East** – In the first quarter of 2023, PMI recorded a pre-tax charge of $80 million following the termination of a distribution arrangement in the Middle East. This pre-tax charge was recorded as a reduction of net revenues in the consolidated statements of earnings, and was included in the SSEA, CIS & MEA segment results for the year ended December 31, 2023.

- **Charges related to the war in Ukraine** - See Item 8, Note 4. *War in Ukraine* for details of the $53 million and $151 million pre-tax charges in the Europe segment for the years ended December 31, 2023 and 2022, respectively.

- **Swedish Match AB acquisition accounting related item** - See Item 8, *Note 3. Acquisitions* for details of the $18 million and $125 million pre-tax purchase accounting adjustments related to the sale of acquired inventories stepped up to fair value included in the Swedish Match segment for the years ended December 31, 2023 and 2022, respectively.

- **Asset impairment and exit costs** - See Item 8, Note 20. *Asset Impairment and Exit Costs* for details of the $109 million and $216 million pre-tax charges for the year ended December 31, 2023 and 2021, respectively, as well as a breakdown of these costs by segment.

- **Termination of agreement with Foundation for a Smoke-Free World** – On September 29, 2023, PMI and the Foundation for a Smoke-Free World (the "Foundation") entered into the Final Grant Agreement and Termination of the Second Amended and Restated Pledge Agreement ("Agreement"). Under the terms of the agreement, PMI paid $140 million in the third quarter of 2023 in return for the termination of the pledge agreement between the parties. As a result, in the third quarter of 2023, PMI recorded a pre-tax charge of $140 million commensurate with the early termination of the pledge agreement. The pre-tax charge was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023 and was included in the operating results of the following segments: Europe ($62 million); SSEA, CIS & MEA ($44 million); EA, AU & PMI DF ($27 million); and Americas ($7 million).

- **Saudi Arabia customs assessments** - In June 2021, PMI recorded a pre-tax charge of $246 million in relation to additional customs duties in Saudi Arabia assessed for the periods of 2014 through 2020 in line with existing and contemplated arrangements with our distributors. In accordance with U.S. GAAP, the charge was recorded as a reduction in net revenues of combustible tobacco products included in the SSEA, CIS & MEA segment for the year ended December 31, 2021.

- **Asset acquisition cost** - See Item 8, Note 3. *Acquisitions* for the details of the $51 million pre-tax charge associated with the asset acquisition of OtiTopic, Inc. included in the Wellness and Healthcare segment within the operating income table above for the year ended December 31, 2021.

Our net revenues by product category were as follows:

PMI Net Revenues by Product Category

(in millions)	2023	2022	2021
Combustible tobacco products			
Europe	$ 8,037	$ 7,694	$ 8,767
SSEA, CIS & MEA	9,321	9,173	8,734
EA, AU & PMI DF	2,676	2,831	2,861
Americas	1,869	1,804	1,706
Swedish Match	431	70	—
Total combustible tobacco products	22,334	21,572	22,067
Smoke-free products			
Smoke-free products excluding Wellness and Healthcare:			
Europe	5,561	5,175	4,388
SSEA, CIS & MEA	1,308	1,294	1,124
EA, AU & PMI DF	3,525	3,105	3,587
Americas	75	99	137
Swedish Match	2,065	246	—
Total smoke-free products excluding Wellness and Healthcare	12,534	9,919	9,237
Wellness and Healthcare	306	271	101
Total smoke-free products	12,840	10,190	9,338
Total PMI net revenues	$ 35,174	$ 31,762	$ 31,405

Note: Sum of product categories or Regions might not foot to total PMI due to rounding.

Net revenues related to combustible tobacco products refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. These net revenue amounts consist of the sale of PMI's cigarettes and other tobacco products that are combusted. Other tobacco products primarily include roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos and do not include smoke-free products.

Net revenues related to smoke-free products refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes, if applicable. These net revenue amounts consist of the sale of all of PMI's products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine, also including wellness and healthcare products, as well as consumer accessories such as lighters and matches.

Net revenues related to wellness and healthcare products consist of operating revenues generated from the sale of products primarily associated with inhaled therapeutics, and oral and intra-oral delivery systems that are included in the operating results of PMI's Wellness and Healthcare business, Vectura Fertin Pharma.

PMI's heat-not-burn products include licensed KT&G heat-not-burn products.

References to "Cost/Other" in the Consolidated Financial Summary table of total PMI and the six segments throughout this *"Discussion and Analysis"* reflects the currency-neutral variances of: cost of sales (excluding the volume/mix cost component); marketing, administration and research costs (including asset impairment and exit costs); and amortization and impairment of intangibles. "Cost/Other" also includes the currency-neutral net revenue variance, unrelated to volume/mix and price components, attributable to: fees for certain distribution rights billed to customers in certain markets in the SSEA, CIS & MEA Region, the revenue adjustment for the termination of a distribution arrangement in the Middle East, and the Saudi Arabia customs assessment net revenue adjustment.

Our consolidated shipment volume is shown in the table below:

Consolidated Shipment Volume

Cigarettes and Heated Tobacco Units (million units)	**2023**	**2022**	**2021**
Cigarettes	612,949	621,908	624,875
Heated Tobacco Units	125,263	109,169	94,976
Total Cigarettes and Heated Tobacco Units	738,212	731,077	719,851
Oral Product Shipment Volume (million cans) [1]			
Nicotine Pouches	421.1	42.5	1.1
Snus	240.4	54.8	6.2
Moist Snuff	133.7	16.0	—
Other	4.2	—	—
Total Oral Products	799.3	113.2	7.3

[1] Excluding snuff, snuff leaf and U.S. chew

Note: Sum may not foot to total due to roundings

Following the deconsolidation of our Canadian subsidiary, we continue to report the volume and corresponding royalty revenues of brands sold by RBH for which other PMI subsidiaries are the trademark owners. These include *HEETS*, *Next*, *Philip Morris* and *Rooftop*. The volume and corresponding royalty revenues of these brands sold by RBH were not material to PMI for all periods presented.

Heated tobacco units ("HTU") is the term we use to refer to heated tobacco consumables, which include our *BLENDS*, *DELIA*, *HEETS*, *HEETS Creations, HEETS Dimensions* (defined collectively as "*HEETS*"), *Marlboro HeatSticks, SENTIA, TEREA, TEREA CRAFTED, and TEREA Dimensions,* as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTU's also include zero tobacco heat-not-burn consumables (*LEVIA*).

Unless otherwise stated, market share for HTUs is defined as the in-market sales volume for HTUs as a percentage of the total estimated industry sales volume for cigarettes and HTUs.

References to total industry (or total market), our shipment volume and our market share performance reflect cigarettes and heated tobacco units, unless otherwise stated.

Total industry volume, PMI in-market sales volume and PMI market share for the following geographies include the cigarillo category in Japan: the total international market, EA, AU & PMI DF Region, and Japanese domestic market.

In-market sales ("IMS") is defined as sales to the retail channel, depending on the market and distribution model.

References to total international market, defined as worldwide cigarette and heated tobacco unit volume excluding the United States, total industry (or total market) and market shares throughout this *"Discussion and Analysis"* are our estimates for tax-paid products based on the latest available data from a number of internal and external sources and may, in defined instances, exclude China and/or our duty free business.

From time to time, PMI's shipment volumes are subject to the impact of distributor inventory movements (or wholesaler inventory movements in certain markets where PMI does not sell to distributors), and estimated total industry/market volumes are subject to the

impact of inventory movements in various trade channels that include estimated trade inventory movements of PMI's competitors arising from market-specific factors that significantly distort reported volume disclosures. Such factors may include changes to the manufacturing supply chain, shipment methods, consumer demand, timing of excise tax increases or other influences that may affect the timing of sales to customers. In such instances, in addition to reviewing PMI shipment volumes and certain estimated total industry/market volumes on a reported basis, management reviews these measures on an adjusted basis that excludes the impact of distributor and/or estimated trade inventory movements. Management also believes that disclosing PMI shipment volumes and estimated total industry/market volumes in such circumstances on a basis that excludes the impact of distributor and/or estimated trade inventory movements improves the comparability of performance and trends for these measures over different reporting periods.

2023 compared with 2022

The following discussion compares our consolidated operating results for the year ended December 31, 2023, with the year ended December 31, 2022.

Total Market

Estimated international industry volume (excluding China and the U.S.) for cigarettes and HTUs of 2.6 trillion, decreased by 1.6%, reflecting declines in the SSEA, CIS & MEA Region, the Europe Region and the Americas Region, partly offset by an increase in the EA, AU & PMI DF Region, as described in the Regional sections of this Item 7.

For the full year 2024, we currently expect an estimated total international industry volume decline for cigarettes and HTUs, excluding China and the U.S., of -2% to flat.

Shipment Volume

Our total cigarette and HTU shipment volume increased by 1.0%, reflecting an 14.7% increase in HTU shipments across all regions, partly offset by a 1.4% decline in cigarette shipments due to declines in the Europe, EA, AU & PMI DF, and Americas Regions, partly offset by the SSEA, CIS & MEA Region. Cigarette shipment volume for *Marlboro* decreased by 1.9% to 240.0 billion units, due primarily to the Philippines.

Our total oral product shipment volume increased by +100%, driven by the Swedish Match acquisition. For comparison purposes, assuming the inclusion of Swedish Match's 2022 shipment volume prior to our acquisition, total oral product shipment volume increased by 16.8%, primarily reflecting growth in nicotine pouches (particularly in the U.S.), partly offset by a decline for snus (mainly in Scandinavia). Swedish Match's total oral product shipment volume increased by 17.1% versus its corresponding shipments in 2022. Volume comparisons versus Swedish Match's 2022 results reflect data sourced from its disclosures, available at www.swedishmatch.com/investors.

For the full year 2024, we currently expect the total cigarette, HTU and oral smoke-free product shipment volume growth for PMI of flat to +1% driven by smoke-free products.

For the full year 2024, we also expect nicotine pouch shipment volume in the U.S. of approximately 520 million cans.

Adjusted in-market sales for HTUs increased by 14.8% (in line with full-year HTUs shipment volume growth of 14.7%), including growth in Europe of 17.6% and Japan of 14.5%. Excluding Russia and Ukraine, adjusted in market sales for HTUs increased by 17.1%.

International Share of Market - Cigarette and HTUs (Excluding China and the United States)

	Full-Year		
	2023	**2022**	**Change (pp)**
Total International Market Share [1]	**28.3 %**	**27.7 %**	**0.6**
Cigarettes	23.7 %	23.6 %	0.1
HTU	4.7 %	4.1 %	0.6
Cigarette over Cigarette Market Share [2]	25.2 %	25.0 %	0.2

(1) Defined as PMI's cigarette and heated tobacco unit in-market sales volume as a percentage of total industry cigarette and heated tobacco unit sales volume, excluding China and the U.S., including cigarillos in Japan

(2) Defined as PMI's cigarette in-market sales volume as a percentage of total industry cigarette sales volume, excluding China and the U.S., including cigarillos in Japan

Note: Sum of product categories might not foot to total due to roundings

Key Market Data

Key market data regarding total market size, our shipments and market share were as follows:

Market	Total Market (billion units)		PMI Shipments (billion units)						PMI Market Share (%)[2]			
			Total		Cigarette		Heated Tobacco Unit		Total		Heated Tobacco Unit	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total [1] [2]	2,579.9	2,621.5	738.2	731.1	612.9	621.9	125.3	109.2	28.3	27.7	4.7	4.1
Europe												
France	29.8	32.5	13.0	14.0	12.8	13.7	0.2	0.2	42.5	43.6	0.7	0.7
Germany [3]	69.0	70.3	26.5	28.2	23.3	24.8	3.1	3.4	39.0	38.9	5.3	4.0
Italy	73.3	72.8	39.7	40.8	27.3	28.6	12.4	12.3	53.9	54.1	17.3	14.6
Poland	56.7	55.7	23.7	21.7	18.7	17.1	5.0	4.5	41.8	38.9	8.9	8.2
Spain	43.6	44.6	12.9	13.6	11.8	12.7	1.1	0.9	29.3	30.0	2.3	1.7
SSEA, CIS & MEA												
Egypt	74.0	93.6	24.3	21.0	23.0	20.0	1.3	1.0	32.8	22.2	1.7	0.8
Indonesia	291.6	304.0	83.4	86.8	83.4	86.8	—	—	28.6	28.6	—	—
Philippines	42.9	53.4	23.8	32.2	23.5	32.0	0.2	0.2	55.4	60.3	0.5	0.4
Russia	203.4	208.8	64.8	64.7	47.9	49.3	16.9	15.4	31.8	31.2	8.0	7.6
Turkey	136.5	116.8	69.0	56.1	69.0	56.1	—	—	50.5	48.0	—	—
EA, AU & PMI DF												
Australia	7.2	8.9	2.5	3.0	2.5	3.0	—	—	34.8	33.4	—	—
Japan [2]	149.0	148.3	60.9	55.5	17.9	21.1	43.0	34.4	39.6	37.6	26.7	23.6
South Korea	72.0	72.6	14.0	13.9	8.9	9.4	5.1	4.5	19.5	19.2	7.1	6.2
Americas												
Argentina	28.8	30.3	17.8	19.3	17.8	19.3	—	—	61.9	63.8	—	—
Mexico	30.0	32.2	18.9	21.0	18.8	20.8	0.1	0.1	63.1	65.2	0.5	0.4

(1) Market share estimates are calculated using IMS data, unless otherwise stated

(2) Total market and market share estimates include cigarillos in Japan

(3) PMI market share reflects estimated adjusted in-market sales volume share

Financial Summary

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/Mix	Variance Fav./(Unfav.) Cost/Other
Net Revenues [1]	$ 35,174	$ 31,762	10.7 %	7.6 %	$ 3,412	$(1,112)	$ 2,113	$ 1,940	$ 664	$ (193)
Cost of Sales [2]	(12,893)	(11,402)	(13.1)%	(8.4)%	(1,491)	167	(695)	—	(755)	(208)
Marketing, Administration and Research Costs [3]	(10,060)	(8,114)	(24.0)%	(13.5)%	(1,946)	(128)	(724)	—	—	(1,094)
Impairment of Goodwill [4]	(665)	—	— %	— %	(665)	—	—	—	—	(665)
Operating Income	$ 11,556	$ 12,246	(5.6)%	(2.5)%	$ (690)	$(1,073)	$ 694	$ 1,940	$ (91)	$(2,160)

[1] Cost/Other variance includes charges in 2023 of $80 million following the termination of a distribution arrangement in the Middle East.

[2] Cost/Other variance includes charges in 2023 of $15 million related to the war in Ukraine, more than offset by charges in 2022 of $112 million related to an impairment charge of other intangible assets, $62 million related to the war in Ukraine and $125 million of Swedish Match AB acquisition accounting related item. For more details, see Item 8, Note 3. *Acquisitions*, Note 4. *War in Ukraine* and Note 5. *Goodwill and Other Intangible Assets, net*.

[3] Cost/Other variance includes charges in 2023 of $109 million related to asset impairment and exit costs, the South Korea indirect tax charge of $204 million, an impairment charge for other intangibles of $15 million, the termination of a pledge agreement with the Foundation for a Smoke-Free World of $140 million, and $38 million related to the war in Ukraine, partially offset by charges in 2022 of $89 million related to the war in Ukraine and $115 million related to costs associated with the Swedish Match AB offer. For more details, see Item 8, Note 4. *War in Ukraine*, Note 5. *Goodwill and Other Intangible Assets, net,* Note 18. *Contingencies* and Note 20. *Asset Impairment and Exit Costs*.

[4] For details on the impairment of goodwill recorded in the second quarter of 2023, see Item 8, Note 5. *Goodwill and Other Intangible Assets, net*.

Net revenues increased by 10.7%, including the impact of the Swedish Match acquisition and currency. Net revenues, excluding currency and acquisitions, increased by 7.6%, mainly reflecting: a favorable pricing variance, primarily driven by higher combustible tobacco pricing, and favorable volume/mix, mainly driven by higher HTU volume, partially offset by lower cigarette volume. The increase was partly offset by lower fees for certain distribution rights billed to customers in certain markets and a charge to net revenues in 2023 of $80 million following the termination of a distribution arrangement in the Middle East, both shown in "Other".

The unfavorable currency in net revenues was due primarily to the Egyptian pound, Indonesian rupiah, Japanese yen and Russian ruble, partially offset by the Euro and Mexican peso.

Net revenues include $12.8 billion in 2023 and $10.2 billion in 2022 related to smoke-free products.

Cost of sales increased by 13.1%, including the impact of the Swedish Match acquisition and currency. Cost of sales, excluding currency and acquisitions, increased by 8.4%, primarily related to higher manufacturing costs (primarily due to inflationary impacts, notably related to direct materials, tobacco leaf and energy, partly offset by productivity) and unfavorable volume/mix, mainly reflecting unfavorable category mix (notably due to lower cigarette volume and higher HTU volume), as well as the technical impact of third-party manufacturing in Indonesia. This increase was partially offset by the Swedish Match AB acquisition accounting related item in 2022, the impairment charge of other intangible assets in 2022 and lower charges related to the War in Ukraine.

Operating income decreased by 5.6%, including the impact of the Swedish Match acquisition and currency. Operating income, excluding currency and acquisitions, decreased by 2.5%, primarily reflecting: the 2023 impairment charge for goodwill and other intangibles of $680 million, the impact of 2023 asset impairment and exit costs of $109 million, the termination of a distribution arrangement in the Middle East of $80 million in 2023, the South Korea indirect tax charge of $204 million in 2023 and the termination of a pledge agreement with the Foundation for a Smoke-Free World of $140 million in 2023, partly offset by the 2022 charges of $125 million related to the Swedish Match AB acquisition accounting related item, lower charges of $98 million related to the war in Ukraine compared to 2022, the 2022 costs associated with the Swedish Match AB offer of $115 million and $112 million related to an impairment charge of other intangible assets in 2022. In addition to these items, operating income was also negatively impacted by: higher marketing, administration and research costs (primarily due to inflationary impacts, notably related to wages, and lower commercial investments in the prior year period); higher manufacturing costs, as noted for cost of sales; and the impact of lower fees for certain distribution rights, as noted for net revenues, partially offset by a favorable pricing variance.

Amortization expense on a pre-tax basis for each of the next five years is estimated to be approximately $470 million or less, assuming no additional transactions occur that require the amortization of intangible assets. Additionally, the estimated future amortization expense could significantly increase following the reacquisition of *IQOS* commercialization rights in the U.S. from Altria Group, Inc. (see Item 8, Note 3, *Acquisitions* and the "Business Environment" section of this Item 7), the accounting for which will depend on the facts and circumstances effective May 1, 2024, when PMI will hold the full rights. We currently estimate that the incremental increase in amortization expense in 2024, as a result of the reacquisition of *IQOS* commercialization rights in the U.S., will be approximately $370 million on a pre-tax basis for the remaining 8 months of the year. For full year 2025 through 2028, we currently estimate that this incremental increase will be approximately $555 million on a pre-tax basis.

Like many other global companies, we have faced global inflationary pressures, primarily impacting cost of sales for our business (notably related to certain direct materials, energy, transportation and logistics) and overall inflationary impacts on marketing, administration and research costs (notably wages). For the year ended December 31, 2023, this impact on cost of sales was approximately $580 million. We expect certain inflationary elements to ease, with a moderate increase in 2024. For further details, see *"Impact of Inflation on Our Business and Mitigation Efforts"* within the Business Environment section of this Item 7.

Interest expense, net, of $1.1 billion increased by $473 million (80.4%), primarily due to higher interest expense in connection with the Swedish Match acquisition, partially offset by higher net interest income driven by higher interest rates.

Our effective tax rate increased by 3.1 percentage points to 22.4%. We estimate that our 2024 effective tax rate will be approximately 21% to 22%, excluding discrete tax events. For further details, see Item 8, Note 12. *Income Taxes*.

Net earnings attributable to PMI of $7.8 billion decreased by $1.2 billion or 13.6%. This decrease was due primarily to lower operating income, higher interest expense, net and a higher effective tax rate, as discussed above. Basic and diluted EPS of $5.02 decreased by 13.7% and 13.6%, respectively. Excluding an unfavorable currency impact of $0.63, diluted EPS decreased by 2.8%.

2022 compared with 2021

For a discussion comparing our consolidated operating results for the year ended December 31, 2022, with the year ended December 31, 2021, refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation - Discussion and Analysis - Consolidated Operating Results* in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 10, 2023. This section is incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2023.

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry and our company face a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in "*Cautionary Factors That May Affect Future Results*," include:

- regulatory restrictions on our products, including restrictions on the packaging, marketing, and sale of tobacco or other nicotine-containing products or related devices that could reduce our competitiveness, eliminate our ability to communicate with adult consumers, or even ban certain of our products;
- fiscal challenges, such as excessive excise tax increases and discriminatory tax structures;
- illicit trade in cigarettes and other tobacco and nicotine-containing products, including counterfeit, contraband and so-called "illicit whites";
- intense competition, including from non-tax paid volume by certain local manufacturers;
- pending and threatened litigation as discussed in Item 8, Note 18. *Contingencies*; and
- governmental investigations.

Regulatory Restrictions: The tobacco industry operates in a highly regulated environment. The well-known risks of smoking have led regulators to impose significant restrictions and high excise taxes on cigarettes.

Much of the regulation that shapes the business environment in which we operate is driven by the World Health Organization's (the "WHO") Framework Convention on Tobacco Control (the "FCTC"), which entered into force in 2005. The main objective of the FCTC is to establish a global agenda for tobacco regulation, with the purpose of reducing tobacco use. To date, 182 countries and the European Union ("EU") are Parties to the FCTC. The treaty requires Parties to have in place various tobacco control measures and recommends others. The FCTC governing body, the Conference of the Parties ("CoP"), has also adopted non-binding guidelines and policy recommendations related to certain articles of the FCTC that go beyond the text of the treaty. In October 2018, the CoP recognized the need for more scientific assessment and improved reporting to define policy on heated tobacco products. Similar to its previous policy recommendations on e-cigarettes, the CoP invited countries to regulate, restrict or prohibit heated tobacco products, as appropriate under their national laws.

Prior to the Ninth Session of the CoP ("CoP 9") to the FCTC, which took place in November 2021, the WHO and the WHO FCTC Secretariat published two reports on novel and emerging tobacco products. Discussions on these reports have been postponed to the Tenth Session of the CoP ("CoP 10"), which was scheduled for November 2023 but postponed to February 2024. In August 2023, the WHO Study Group on Tobacco Products Regulation issued its ninth report, including recommendations on nicotine pouches, in line with previous policy recommendations on regulating flavors in tobacco and nicotine products. It is not possible to predict whether or to what extent these developments will be reflected in decisions adopted at CoP 10 following deliberations. The WHO's reports are not binding on the WHO Member States nor on Parties to the FCTC.

In December 2023, the WHO issued a white paper on e-cigarettes. While acknowledging that long-term health effects of using e-cigarettes are not fully understood, the Organization calls on countries to ban or strictly regulate these products, in order to prevent youth uptake and counter nicotine addiction.

We believe that when better alternatives to cigarettes exist, the discussion should not be whether these alternatives should be made available to the more than one billion people who smoke cigarettes today, but how fast, and within what regulatory framework to maximize their adoption while minimizing unintended use. Therefore, we advocate for regulatory frameworks that are based on a continuum of risk where non-combustible products fall below combustible cigarettes. Product regulation should include measures that encourage and accelerate switching to non-combustible products, for example, by allowing adult consumers who would not otherwise quit smoking cigarettes to receive truthful and non-misleading information about such alternatives to enable them to make informed decisions and by applying uniform product standards to enable manufacturers to demonstrate the reduction in harmful and potentially harmful constituents, as well as the absence of combustion. Regulation should also include specific rules for ingredients, labeling and consumer communication, and should ensure that the public is informed about the health risks of all combustible and non-combustible tobacco and nicotine-containing products. Importantly, regulation must include measures designed to prevent initiation by youth and non-smokers. We support mandated health warnings, minimum age laws, restrictions on advertising, and smoking restrictions in public spaces. We also support regulatory measures that help reduce illicit trade.

Certain measures are discussed in more detail below and in the *Reduced-Risk Products (RRPs)* section.

Fiscal Challenges: Excessive and disruptive excise, sales and other tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our profitability, due to lower consumption and consumer down-trading to non-premium, discount, other low-price or low-taxed combustible tobacco products such as fine cut tobacco and illicit cigarettes. In addition, in certain jurisdictions, some of our combustible tobacco products are subject to tax structures that discriminate against premium-price products and manufactured cigarettes. We believe that such tax policies undermine public health by encouraging consumers to turn to illicit trade, and ultimately undercut government revenue objectives, disrupt the competitive environment, and encourage criminal activity. Other jurisdictions have imposed, or are seeking to impose, levies or other taxes specifically on tobacco companies, such as taxes on revenues and/or profits.

World Customs Organization Developments: In 2020, the World Customs Organization (the "WCO") amended the Harmonized System ("HS") nomenclature to introduce dedicated custom codes for novel tobacco and nicotine products, including heated tobacco products, e-cigarettes and other nicotine-containing products. The amendments became effective as of January 1, 2022. The vast majority of countries where our RRPs are commercialized have adopted the amended HS, creating new dedicated customs codes for novel tobacco and nicotine products.

EU Tobacco Products Directive: In April 2014, the EU adopted a significantly revised TPD, which came into force in May 2016. All EU Member States have adopted laws transposing the TPD. The TPD sets forth a comprehensive set of regulatory requirements for tobacco products, including:

- health warnings covering 65% of the front and back panels of cigarette packs, with an option for Member States to further standardize tobacco packaging, including the introduction of plain packaging;
- a ban on characterizing flavors in some tobacco products, with a transition period for menthol that expired in May 2020;
- security features and tracking and tracing measures that became effective in May 2019; and
- a framework for the regulation of novel tobacco products and e-cigarettes, including requirements for health warnings and information leaflets, a prohibition on product packaging text related to reduced risk, and the introduction of notification requirements or authorization procedures in advance of commercialization.

In May 2021, the European Commission published its first report on the application of the TPD. The report identifies significant progress made due to the implementation of the TPD and where there is still room for improvement. Most notably, it finds that the EU legislation has enhanced tobacco control, which contributed to protecting the health of EU citizens by providing Member States with strong rules to address the use of tobacco products in the EU. The TPD reportedly achieved the 2% reduction target of the impact assessment with decreased smoking prevalence among youth. The report also concludes that there is scope for improvement in certain areas, such as enforcement at national level, assessment of ingredients, and a better consideration for novel and emerging products.

In November 2021, the European Commission published the implementation roadmap to Europe's Beating Cancer Plan (the "Plan"). According to the Plan, a revision of the TPD is planned for 2024.

EU Tobacco Excise Directive ("TED"): The EU Commission is preparing a legislative proposal for the revision of the 2011 EU Tobacco Excise Directive that may include definitions and tax treatment for novel tobacco and nicotine-containing products, including heated tobacco products, e-cigarettes and nicotine pouches. The proposal, after several delays, could still be adopted by the College of Commissioners during 2024. Depending on the adoption date by the College of Commissioners, the proposal will be discussed by the EU Council in the course of 2024-2025. Any final amendments to TED require unanimous agreement by all EU Member States, followed by transposition of TED into national legislation. A potential enforcement date for any changes to TED, after the transposition in Member States' national legislation, could be 2027.

Plain Packaging and Other Packaging Restrictions: Plain packaging legislation bans the use of branding, logos and colors on packaging other than the brand name and variant that may be printed only in specified locations and in a uniform font. To date, plain packaging laws have been adopted in certain markets in all of our operating segments, including the key markets of Australia, France, Saudi Arabia and Turkey. Some countries, such as Canada, Denmark and Israel, adopted plain packaging regulations that apply to all tobacco products, including RRPs. Other countries are also considering plain packaging legislation.

Some countries have adopted, or are considering adopting, packaging restrictions that could have an impact similar to plain packaging. Examples of such restrictions include standardizing the shape and size of packages, prohibiting certain colors or the use of certain descriptive phrases on packaging, and requiring very large graphic health warnings that leave little space for branding.

Restrictions and Bans on the Use of Ingredients: The WHO and others in the public health community have recommended restrictions or total bans on the use of some or all ingredients in tobacco products, including menthol. Broad restrictions and ingredient bans would require us to reformulate our American blend tobacco products and could reduce our ability to differentiate these products in the market in the long term. In many countries, menthol bans would eliminate the entire category of mentholated tobacco products. The EU banned cigarettes and roll-your-own tobacco products with characterizing flavors. Other tobacco products, including heated tobacco products, are currently exempted from this characterizing flavor ban. However, on November 23, 2022, the EU Commission published a delegated directive that will eliminate this exemption. All EU Member States are required to apply the delegated directive as of October 23, 2023, which bans the use of characterizing flavors in heated tobacco products, impacting a significant proportion of our RRP products currently sold in the EU. Based on high consumer switching to non-flavored products in reaction to past bans on flavors in other categories and markets, we anticipate that, while short-term volatility is possible, including in year-end trade inventories, the ban's impact on our shipment volumes in the EU will be relatively limited in the near term. Our fundamental view remains that we do not expect a meaningful change in the structural growth of the category with consumers switching to non-flavored products partially mitigating the effect of the ban. A majority of EU Member States have transposed this directive, or are in the final stages of transposing it, withdrawing the heated tobacco product exemption from the characterizing flavor ban into national law. The remaining markets are expected to adopt this directive in 2024, and we will continue to actively monitor relevant developments in the EU market. Other countries may follow the EU's approach toward tobacco product ingredients. Turkey banned menthol as of May 2020. Broader ingredient bans have been adopted by Brazil and Canada.

Bans on Display of Tobacco Products at Retail: In a number of our markets, including, but not limited to, Australia and Russia, governments have banned the display of tobacco products at the point of sale. Other countries are considering similar bans.

Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, the FCTC has called for, and countries have imposed, partial or total bans on tobacco advertising, marketing, promotions and sponsorships, including bans and restrictions on advertising on radio and television, in print and on the Internet. The FCTC's non-binding guidelines recommend that governments prohibit all forms of communication with adult smokers.

Restrictions on Product Design: Some members of the public health community are calling for the further standardization of tobacco products by requiring, for example, that cigarettes have a certain minimum diameter, which would result in a ban on slim cigarettes, or requiring the use of standardized filter and cigarette paper designs. In addition, at its meeting in November 2016, the CoP adopted non-binding guidelines recommending that countries regulate product design features that increase the attractiveness of tobacco products, such as the diameter of cigarettes and the use of flavor capsules.

Restrictions on Public Smoking and Use of Nicotine-Containing Products in Public: The pace and scope of restrictions on the use of our products have increased significantly in most of our markets. Many countries around the world have adopted, or are likely to adopt, regulations that restrict or ban smoking and use of nicotine-containing products in public and/or work places, restaurants, bars and nightclubs. Some public health groups have called for, and some countries, regional governments and municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars (typically, when minors are present) and private homes.

Other Regulatory Issues: Some regulators are considering, or in some cases have adopted, regulatory measures designed to reduce the supply of tobacco products. These include regulations intended to reduce the number of retailers selling tobacco products by, for example, reducing the overall number of tobacco retail licenses available or banning the sale of tobacco products within specified distances of certain public facilities. Other regulators are also considering generation sales bans, which prohibit the sale of certain tobacco or nicotine products to people born after a certain year.

On December 13, 2022 the New Zealand parliament passed a bill introducing regulatory measures restricting the sale and supply of smoked tobacco products, including reducing the number of retail outlets licensed to sell smoked tobacco products, imposing a maximum limit of nicotine content for smoked tobacco products and prohibiting the sale of smoked tobacco products to anyone born on or after January 1, 2009. These measures are limited to smoked tobacco products and do not apply to heated tobacco products and e-cigarettes. In Mexico, a new law came into force on December 12, 2022 prohibiting imports and exports of certain nicotine and non-nicotine delivery and consumption systems, as well as the consumables used in those systems, including much of our RRP portfolio.

On December 16, 2022, the Mexican Federal Government enacted an implementation regulation for the tobacco control law, which includes (i) a point of sale display ban of tobacco products; (ii) restrictions on where tobacco products can be consumed, and (iii) prohibition to communicate corporate social responsibility programs funded by the tobacco industry.

On January 1, 2023, a law regulating the marketing of nicotine pouches went into effect in Slovakia. The regulatory framework contains a minimum legal age (18 years) to purchase, a nicotine limit, and a labelling requirement. In Belgium, a Royal Decree banning nicotine pouches entered into force on July 1, 2023, with a sell-off period from retail to consumer as of October 1, 2023.

On March 22, 2023, a bill amending the Tobacco Hazards Prevention and Control Act in Taiwan went into effect. It regulates heated tobacco products and bans e-cigarettes. The amendment particularly specifies that designated tobacco products (including heated tobacco products) that are not cigarettes, cut tobacco, cigars, snuff nor chewing tobacco, must undergo a health risk assessment as part of an authorization system.

On March 28, 2023, the Argentinian Ministry of Health prohibited the import, distribution, commercialization and advertisement of heated tobacco products, including related devices. The country had previously banned the use of e-cigarettes in 2011.

In a limited number of markets, most notably Japan, we are dependent on governmental approvals that may limit our pricing flexibility.

The EU Single-Use Plastics Directive, which will require tobacco manufacturers and importers to cover the costs of public collection systems for tobacco product filters, under Extended Producer Responsibility ("EPR") schemes, came into force on July 2, 2019. To date, some member states transposed the Directive into national legislation. By the end of 2024, most EU Member States are expected to bring into force national legislation for mandatory EPR schemes and related EPR costs for tobacco manufacturers and importers.

While we cannot predict the impact of this initiative on our business at this time, we currently expect further adoption of similar laws in other jurisdictions, and we are monitoring developments in this area.

In some countries, including in the EU, cigarettes are subject to testing, disclosure and mandatory emissions limits for tar, nicotine, carbon monoxide and other smoke constituents. In the Netherlands, several public health organizations have requested that the Dutch enforcement body enforce the requirements for maximum tar, nicotine, and carbon monoxide ("TNCO") emissions levels for cigarettes using a test method other than the method currently set forth in the EU TPD and transposed into national legislation. This request followed publication of a report by the Dutch State Institute for Public Health & Environment, which found that all cigarette brands sold in the Netherlands exceeded the maximum TNCO levels when measured under an alternative method. The Dutch enforcement body declined the request, and the applicants have challenged such decision in pending legal proceedings. The case is currently pending before the Trade and Industry Appeals Tribunal in the Netherlands A decision was expected in the fourth quarter of 2023, but the Court recently announced that it intends to submit preliminary questions to the Court of Justice of the European Union. While we cannot predict the outcome, a decision to enforce the existing TNCO ceilings using the alternative test method could impact a significant portion of the manufactured cigarettes available on the market in the Netherlands and could lead to similar actions in other EU countries.

Illicit Trade: Illicit tobacco trade creates a cheap and unregulated supply of tobacco products, undermines efforts to reduce smoking prevalence, especially among youth, damages legitimate businesses and intellectual property rights, stimulates organized crime, increases corruption and reduces government tax revenue. We generally estimate that, excluding China and the U.S., illicit trade may account for as much as 14% of global cigarette consumption; this includes counterfeit, contraband and the persistent problem of "illicit whites," which are cigarettes legally purchased in one jurisdiction for the sole purpose of being exported and illegally sold in another jurisdiction where they have no legitimate market. Currently, we estimate that illicit trade in the EU accounted for approximately 8% of total cigarette consumption in 2023.

A number of jurisdictions are considering actions to prevent illicit trade. In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products (the "Protocol"), which includes supply chain control measures, such as licensing of manufacturers and distributors, enforcement of these control measures in free trade zones, controls on duty free and Internet channels and the implementation of tracking and tracing technologies. To date, 68 Parties, including the EU, have ratified it. The Protocol came into force in September 2018. Since then, implementation in national legislations has been ongoing. In November 2021, the second Meeting of the Parties to the Protocol decided, among other things, to focus on the implementation of a framework for global information sharing to combat illicit tobacco trade and enable the Parties to the Protocol to exchange tracking and tracing information of products in a secure manner. We welcome this decision and expect that other countries will ratify the Protocol.

We devote substantial resources to help prevent illicit trade in combustible tobacco products and RRPs. For example, we engage with governments, our business partners and other stakeholders to implement effective measures to combat illicit trade and, in some instances, pursue legal remedies to protect our intellectual property rights.

The tracking and tracing regulations for cigarettes and roll-your-own products manufactured or destined for the EU became effective on May 20, 2019. The effective date for other tobacco-containing products, including some of our RRPs such as heated tobacco units, is May 20, 2024. While we expect that this regulation will increase our operating expenses, we do not expect this increase to be significant.

In 2009, our Colombian subsidiaries entered into an Investment and Cooperation Agreement with the national and regional governments of Colombia to promote investment in, and cooperation on, anti-contraband and anti-counterfeit efforts. The agreement provides $200 million in funding over a 20-year period to address issues such as combating illegal cigarette trade and increasing the quality and quantity of locally grown tobacco.

In May 2016, PMI launched PMI IMPACT, a global initiative that supports third-party projects dedicated to fighting illicit trade and related crimes such as corruption, organized criminal networks and money laundering. The centerpiece of PMI IMPACT is a council of external independent experts in the fields of law, anti-corruption and law enforcement responsible for evaluating and approving funding proposals for PMI IMPACT grants. PMI has pledged $100 million to fund projects within PMI IMPACT over three funding rounds. The implementation of the grants assigned under the third funding round is ongoing.

Reduced-Risk Products (RRPs)

Our Approach to RRPs: We recognize that smoking cigarettes causes serious diseases and that the best way to avoid the harm of smoking is to never start or to quit. Nevertheless, it is predicted that by 2025, the number of smokers will remain largely unchanged from the current estimate of 1.1 billion, despite considerable efforts to discourage smoking.

Cigarettes burn tobacco, which produces smoke. As a result of the combustion process, the smoker inhales various toxic substances. In contrast, RRPs do not burn tobacco and therefore contain significantly lower levels of harmful and potentially harmful constituents ("HPHCs") than found in cigarette smoke.

Our RRPs and commercial activities for these products are designed for, and directed toward, current adult smokers and users of nicotine-containing products. We put significant effort to restrict access of our products from non-smokers and youth.

For adult smokers who would otherwise continue to smoke cigarettes, we believe that RRPs, while not risk-free, offer a much better choice. Accordingly, our key strategic priorities are to: (i) continue developing and commercializing products that present less risk of harm to adult smokers who switch to such products versus continued cigarette smoking; and (ii) educate and encourage current adult smokers who would otherwise continue to smoke cigarettes to switch to those products.

We recognize that this transformation from cigarettes to RRPs will take time and that the speed of transformation will depend in part upon factors beyond our control, such as the willingness of governments, regulators and other policy groups to embrace RRPs as a desired alternative to continued cigarette smoking. As a leading international cigarette manufacturer, we will continue to accelerate this transformation by using our extensive commercial and distribution infrastructure as an effective platform for the commercialization of our RRPs and communication with adult smokers and trade partners about the substantiated benefits of switching to our RRPs. As long as a significant number of adult smokers continue to smoke cigarettes, responsible leadership of the category is critical. We aim to maintain our competitive position in the cigarette market through selective investment.

While seeking to remain competitive in the cigarette market, we are judiciously reallocating resources from cigarettes to RRPs and are streamlining our cigarette portfolio.

We have a range of RRPs in various stages of development, scientific assessment, and commercialization. We are committed to conducting rigorous scientific assessments of our RRP platforms to substantiate that they reduce exposure to HPHCs and, ultimately, that these products present, are likely to present, or have the potential to present less risk of harm to adult smokers who switch to them versus continued cigarette smoking. We draw upon a team of expert scientists and engineers from a broad spectrum of scientific disciplines and our extensive learnings of adult consumer preferences to further develop and assess our RRPs. Our efforts are guided by the following key objectives:

- to develop RRPs that adult smokers who would otherwise continue to smoke cigarettes find to be satisfying alternatives to smoking;
- for those adult smokers, our goal is to offer RRPs with a scientifically substantiated risk-reduction profile that approaches as closely as possible the risk-reduction profile associated with smoking cessation;
- to substantiate the reduction of risk for the individual adult smoker and the reduction of harm to the population as a whole, based on scientific evidence of the highest standard that is made available for scrutiny and review by external independent scientists and relevant regulatory bodies; and
- to advocate for the development of science-based regulatory frameworks for the development and commercialization of RRPs, including the communication of scientifically substantiated information to enable adult smokers to make better choices.

Our RRP Platforms: Our product development is based on the elimination of combustion via tobacco heating and other innovative systems, which we believe are the most promising path to providing a better consumer choice for those who would otherwise continue to smoke cigarettes. We recognize that no single product will appeal to all adult smokers. Therefore, we are developing a portfolio of products intended to appeal to a variety of distinct adult consumer preferences and achieve population harm reduction.

Five PMI-developed or improved RRP platforms are in various stages of development and commercialization readiness:

Platform 1 uses a precisely controlled heating device incorporating our *IQOS HeatControl* technology, into which a specially designed and proprietary tobacco unit is inserted and heated to generate an aerosol. We have conducted a series of clinical studies for this platform, the results of which were included in our submissions to the U.S. Food and Drug Administration ("FDA"). In addition to the original version of Platform 1 which relies on a heating technology using a blade, a newer version of Platform 1 is now available using induction. Most of the studies referenced above were conducted with the blade version of Platform 1 and additional research was conducted with the induction technology. We believe that there is full comparability between the subsequent Platform 1 versions, and that the data from the studies conducted with the blade version of Platform 1 remain valid and applicable to the newer version of Platform 1. In 2022, we also began the initial launch of a heated tobacco product, which utilizes external resistive heating technology and that is commercialized under the *BONDS* brand.

Platform 2 used a pressed carbon heat source which, when ignited, generated a nicotine-containing aerosol by heating tobacco. As a result of consumer testing feedback, the design of our current Platform 2 technology has been discontinued. We are assessing alternative designs for this consumer segment.

Platform 3 uses a nicotine salt and is composed of two parts: (1) a consumable that contains a highly soluble encapsulated nicotine salt powder and (2) a non-electric device that activates it. Once a consumable is inserted into the mechanical device, the nicotine salt powder is aerosolized upon inhalation. The results of our pharmacodynamic study related to this version indicate this product's potential as an acceptable alternative to continued cigarette smoking in terms of product satisfaction. We are working on product modifications to enable adult smokers, who are looking for better alternatives to cigarettes, to switch to a Platform 3 product.

Platform 4 covers e-vapor products, which are battery-powered devices that produce an aerosol by vaporizing a tobacco-free liquid solution. We developed new e-liquids for our e-vapor products to deliver real tobacco taste satisfaction. Using patented technology, flavors and nicotine are extracted directly from the tobacco leaves and captured in a tobacco-free liquid solution, without having to add flavoring ingredients.

In the first quarter of 2023, we initiated a project to fully outsource and restructure the manufacturing of e-vapor devices and consumables. As a result, PMI recorded pre-tax asset impairment and exit costs of $109 million. We intend to focus on commercializing these products in select markets, with an emphasis on profitability.

We also entered into a licensing agreement with Kaival Brands International, LLC, in June 2022 to distribute an e-vapor product, known in the U.S. as the BIDI® Stick. The agreement grants PMI certain intellectual property rights relating to the premium e-vapor devices and, potentially, other newly developed devices, to permit PMI to manufacture, promote, sell, and distribute the e-vapor device and, to the extent included, other newly developed devices in international markets outside of the U.S.

Platform 5 covers snus and modern oral nicotine pouches. Snus refers to dried loose tobacco, or snuff, which is consumed by sniffing the product through the nose, moist loose tobacco which is put in the mouth between the lower or upper lip and gum, and snus pouches which contain ground tobacco, water, salt and flavors. Modern oral nicotine pouches consist of white pre-conditioned pouches containing nicotine derived from tobacco. Users place a pouch between the upper lip and gum and leave it there while the nicotine and flavor are being released. At the end of the use, the user can dispose of the pouch. Nicotine pouches are inherently smoke-free as they are consumed orally, and no combustion process occurs during use. They contain primarily nicotine, flavors, and cellulose substrate. The nicotine used in the pouches is of pharmaceutical-grade like the nicotine used in medicinal products, such as gums and inhalers, while the flavors are approved for use in food in accordance with the product quality standards for nicotine pouches developed by the Swedish Institute for Standards. In 2021, PMI acquired AG Snus Aktieselskab ("AG Snus"), as well as Fertin Pharma A/S, two companies manufacturing and/or marketing nicotine pouches. In 2022, we significantly expanded our Platform 5 products portfolio with the acquisition of Swedish Match. The acquisition also represents an expansion of our RRP presence in the U.S. market, where Swedish Match's *ZYN* brand is the leading nicotine pouch franchise.

We aim to expand our brand portfolio and market positions with additional RRPs. In addition, we continue to use our expertise, technology and capabilities to explore new growth opportunities beyond our current business, including products that do not contain nicotine or tobacco.

The research and development expense for our smoke-free portfolio accounted for 99% of our total research and development expense for each of the three years ended December 31, 2023, 2022 and 2021. The research and development expense for the years ended December 31, 2023, 2022 and 2021, is set forth in Item 8, Note 15. *Additional Information* to the consolidated financial statements.

Commercialization of RRPs: We are developing a multiplatform approach and tailoring our commercialization strategy to the characteristics of each specific market. We focus our commercialization efforts on consumer retail experience, guided consumer trials and customer care, and increasingly, digital communication programs and e-commerce. In order to accelerate switching to our Platform 1 products, our initial market introductions typically entail one-on-one consumer engagement (in person or by digital means) and device discounts. These initial commercialization efforts require substantial investment, which we believe will moderate over time and further benefit from the increased use of digital engagement capabilities. PMI has, and continues to, accelerate its investments in digital consumer engagement.

In 2014, we introduced our Platform 1 product in pilot city launches in Nagoya, Japan, and in Milan, Italy. Since then, we have continuously expanded our commercialization activities.

As of December 31, 2023, PMI's smoke-free products were available for sale in 84 markets.

Data shows that only a very small percentage of adult smokers who convert to our Platform 1 product switch back to cigarettes.

We have integrated the production of our heated tobacco units into several of our existing manufacturing facilities, are progressing with our plans to build manufacturing capacity for our other RRP platforms, and continue to optimize our manufacturing infrastructure and expand our commercialization activities for new products and markets. We discuss certain risks related to the commercialization and supply of our RRP portfolio in Item 1.A. *Risk Factors*.

We discuss product warranties in more detail in Item 8, Note 7. *Product Warranty*. The significance of warranty claims depends on a number of factors, including device version mix, product failure rates, logistics and service delivery costs, and warranty policies, and may increase with the number of devices sold.

On October 20, 2022, PMI announced that it had reached an agreement with Altria Group, Inc. ("Altria") to end the companies' commercial relationship with respect to Platform 1 in the U.S. as of April 30, 2024 (the "2022 Agreement"). Thereafter, under the 2022 Agreement, PMI will hold the full rights to commercialize Platform 1 in the United States—the world's largest smoke-free market. The 2022 Agreement provides a clear path to expanding Platform 1's international success in a market where approximately 30 million adults continue to smoke cigarettes.

The U.S. government has contacted Altria and its affiliate, Philip Morris USA, Inc. ("PM USA") in connection with the 2022 Agreement. Altria and its subsidiary PM USA are parties to a 2006 order ("2006 Order") in the United States District Court for the District of Columbia holding that they violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The 2006 Order imposes restrictions on defendants from selling or transferring their cigarette brands, brand names, cigarette product formulas or cigarette businesses without the transferee submitting to the jurisdiction of the court and subjecting itself to the 2006 Order as of the date of sale or transfer. The U.S. government has informed Altria that it believes the transaction contemplated by the 2022 Agreement (the "Transaction") falls within the scope of this provision and that before the Transaction can be effectuated, PMI must submit to the 2006 Order. While we do not know the specific relief the U.S. government may seek from the court, we believe that there are strong arguments as to why the provision cited by the U.S. government is inapplicable to the Transaction and we also believe that there are paths available to minimize or eliminate potential impact on the timing or effectuation of the Transaction.

Our commercialization efforts for the other PMI-developed RRP platforms are as follows:

- In late 2022, we began commercializing our *BONDS* product in the Philippines and Colombia.

- Since August 2020, we have launched and expanded our portfolio of vaping products (branded *VEEV*) in 26 markets.

- Following our acquisition of Swedish Match, we have access to a strong portfolio of Swedish Match brands in both the snus and nicotine pouch categories. Swedish Match nicotine pouches are currently available in 23 markets.

- In addition to Swedish Match products, we have launched a reformulated version of the already commercialized nicotine pouches bearing the *Shiro* brand by our affiliate AG Snus in ten markets.

RRP Regulation and Taxation: RRPs contain nicotine and are not risk-free. As we describe in more detail above, we support science-based regulation and taxation of RRPs, and believe that regulation and taxation should differentiate between cigarettes and products that present, are likely to present, or have the potential to present less risk of harm to adult smokers who switch to these products versus continued smoking and should recognize a continuum of risk for tobacco and other nicotine-containing products. Regulation, as well as industry practices, should reflect the fact that youth should not consume nicotine in any form.

Some governments have banned or are seeking to ban or severely restrict emerging tobacco and nicotine-containing products such as our RRPs and communication of truthful and non-misleading information about such products.

These regulations might foreclose or unreasonably restrict adult consumer access even to products that might be shown to be a better consumer choice than continuing to smoke cigarettes. Since the COVID-19 pandemic, some governments have been and may continue to be temporarily unable to focus on the development of science-based regulatory frameworks for the development and commercialization of RRPs or on the enforcement or implementation of regulations that are significant to our business.

We oppose blanket bans and unreasonable restrictions of products that have the potential to present less risk of harm compared to continued cigarette smoking. By contrast, we support regulation that sets clear standards for all RRP categories and propels innovation to benefit adult smokers who would otherwise continue to smoke cigarettes.

In the United States, an established regulatory framework for assessing "Modified Risk Tobacco Products" ("MRTP") and "New Tobacco Products" exists under the jurisdiction of the FDA. We submitted to the FDA a Modified Risk Tobacco Product Application ("MRTPA") for our Platform 1 product in December 2016, and a Premarket Tobacco Product Application ("PMTA") for our Platform 1 product in March 2017.

On April 30, 2019, the FDA determined that a version of our Platform 1 product, namely, *IQOS* 2.4 and three related consumables, is appropriate for the protection of public health and authorized it for sale in the United States. The FDA's decision followed its comprehensive assessment of our PMTA. On December 7, 2020, the FDA reached the same determination for the *IQOS 3* device and authorized that version of our Platform 1 product for sale in the United States.

On July 7, 2020, the FDA determined that the available scientific evidence demonstrates that the issuance of an exposure modification order would be appropriate for the promotion of public health and authorized the marketing of a version of our Platform 1 product, namely *IQOS* 2.4 and three related consumables, as an MRTP. The FDA authorized the marketing of this product in the U.S. with the following information:

"AVAILABLE EVIDENCE TO DATE:

• the *IQOS* system heats tobacco but does not burn it.
• this significantly reduces the production of harmful and potentially harmful chemicals.
• scientific studies have shown that switching completely from conventional cigarettes to the *IQOS* system significantly reduces your body's exposure to harmful or potentially harmful chemicals."

We must request and receive authorization from the FDA in order to continue marketing this product with the same modified exposure information before the order expires four years from the date of the orders.

The FDA may issue two types of MRTP orders: a "risk modification" order or an "exposure modification" order. We had requested both types of orders for *IQOS* 2.4 and an initial selection of 3 consumables' variants. After review, the FDA determined that the evidence did not support issuing a "risk modification" order at this time but that it did support issuing an "exposure modification" order for the product. This determination included a finding that issuance of the exposure modification order is expected to benefit the health of the population as a whole. We also received an exposure modification order for *IQOS* 3. We look forward to working with the FDA to provide any additional information they may require to market Platform 1 products with reduced risk claims.

The FDA's PMTA and MRTP orders do not mean that the agency "approved" our Platform 1 product. These authorizations are subject to strict marketing, reporting and other requirements, and are not a guarantee that the product will remain authorized, particularly if there is a significant uptake in youth or non-smoker initiation. The FDA will monitor the marketing of the product.

On March 18, 2021, we submitted to the FDA a supplemental MRTPA ("sMRTPA") for *IQOS* 3 requesting authorization to market this version of the device as a MRTP with reduced exposure information like *IQOS* 2.4. In June 2021, the FDA formally accepted and filed our sMRTPA for substantive scientific review, following a period for the public to provide comments on our application. The FDA authorized our sMRTPA for *IQOS* 3 by issuing a Modified Risk Granted Order – Exposure Modification on March 11, 2022.

On January 26, 2023, the FDA authorized the marketing of two new tobacco-flavored consumables (*Marlboro* Sienna *HeatSticks* and *Marlboro* Bronze *HeatSticks*) and a modified version of the authorized *Marlboro* Amber *HeatSticks*. These products are line extensions and/or modified versions of the tobacco-flavored consumables for which the FDA had previously issued a marketing granted order. In its assessment, the FDA determined that the three variants of *HeatSticks* were comparable to the previously authorized tobacco-flavored consumables.

On April 28, 2023, we submitted the Annual Report for the *IQOS* Tobacco Heating System ("THS") to the FDA. The report included a systematic review of the literature covering publications related to the *IQOS* THS between March 1, 2022 and February 28, 2023. The report concluded that, although the scientific evidence continues to develop and evolve, the extensive data reviewed confirms that while Heated Tobacco Products ("HTPs") are not risk-free, the use of HTPs are likely to present less risk of harm for both users and non-users against the well-proven risks of continued cigarette smoking, and therefore continues to support the "appropriate for the promotion of public health" status of *IQOS* THS.

On July 5, 2023, we submitted a renewal application to the FDA requesting re-authorization to market the *IQOS* products with a modified exposure order in the U.S. This renewal request was received by the FDA 360 days prior to the expiration date of the original marketing orders, and in early September 2023, the FDA formally accepted our renewal MRTPAs for review. As our application proceeds through the review process, the FDA may request additional information or conduct subsequent inspections to verify the information we submitted.

On October 20, 2023, we submitted bundled PMTAs for our *IQOS ILUMA* THS products together with MRTPAs requesting authorization of the exposure reduction marketing order previously granted for *IQOS* blade versions. We submitted these applications at the same time in order to allow the FDA to evaluate the PMTAs and MRTPAs concurrently.

Some states and municipalities in the U.S. have introduced severe restrictions for the sale of certain e-cigarettes and tobacco products, including those authorized by the FDA. We believe that such restrictions on FDA-authorized products will not advance public health and will unreasonably limit adult consumer access to products that are shown to be a better alternative to continued cigarette smoking.

In March 2020, the FDA issued a final rule to require new text and graphic health warnings on cigarette packs and advertisements. HTPs are technically covered by this rule, however the FDA stated that it would make product-specific decisions about health warnings when issuing or revising individual product or marketing orders. This approach would be consistent with the original marketing order granted for *Heatsticks* where the FDA required Philip Morris Products S.A. to remove the Surgeon General's health warning for carbon monoxide from its packaging and advertising, and to use a nicotine addiction health warning instead. Philip Morris Products S.A. is committed to providing adult consumers with complete, accurate, and non-misleading information about possible health risks associated with its products. We shared our views with the FDA on the application of the new warnings to our HTPs. The final rule was the subject of litigation in the U.S. and was vacated nationwide by a federal court in November 2022. Philip Morris Products S.A. was not a party to this litigation.

On March 8, 2023, the FDA proposed new requirements for tobacco product manufacturers regarding the manufacture, design, packing and storage of their products. The FDA stated that these proposed requirements would help protect public health by, among other things, minimizing or preventing contamination and limiting additional risks by ensuring product consistency. The FDA held a public hearing on April 12, 2023, to gather additional comments from stakeholders, including the industry, the scientific community, advocacy groups, and the public. The proposed rule was also made available for public comment for 180 days. The FDA will review all comments as part of the rulemaking process for this rule. PMI welcomes the FDA's rule under section 906(e) of the Federal Food, Drug, and Cosmetic Act and plans to share its views with the FDA on this important foundational rule.

FDA actions may influence the regulatory approach of other governments and regulatory agencies.

Currently, national standards in certain countries set minimum quality and safety requirements for heat-not-burn products with technical heat-not-burn specifications and/or methods for demonstrating the absence of combustion. These standards are mandatory in Armenia, Bahrain, Egypt, Jordan, Saudi Arabia, Tajikistan, Tunisia, the UAE and Uzbekistan, and voluntary in Algeria, Colombia, Costa Rica, Dominican Republic, Indonesia, Kazakhstan, Kyrgyzstan, Morocco, the Philippines, Russia, Vietnam, the U.K. and Ukraine. In Japan, a voluntary standard sets minimum safety requirements for tobacco heating devices.

For e-vapor products (e-cigarettes) national standards setting minimum quality and safety requirements have been adopted in several markets. These standards are mandatory in Armenia, Bahrain, China, Egypt, Jordan, New Zealand, United Arab Emirates, and Saudi Arabia and Tajikistan, and voluntary in Azerbaijan, Costa Rica, France, Indonesia, Kazakhstan, the Philippines, Russia, the U.K. and Ukraine.

Currently, industry standards setting minimum quality and safety requirements for tobacco-free oral nicotine products (nicotine pouches) have been adopted in Pakistan, Sweden, the U.K. and Ukraine. These standards are voluntary.

We expect other governments to consider similar product standards for all novel tobacco and nicotine-containing products and encourage making them mandatory.

All EU member states have transposed the EU TPD, including the provisions on novel tobacco products, such as heated tobacco units, and e-cigarettes. Most of the EU member states require a notification submitted six months before the intended placing on the market of such products, while some require pre-market authorizations for the introduction of such products. To date, we have filed a comprehensive dossier summarizing our scientific assessment of our Platform 1 product in over 20 member states.

On March 23, 2023, the Greek Ministry of Health authorized a claim for *IQOS* with *HEETS AMBER* to inform Greek *IQOS* users about reduction in emissions of toxicants when using such product compared to cigarette smoking. The decision authorized the following claim: "The concentration of chemical substances with recognized toxicity produced when using *IQOS* with *HEETS AMBER* tobacco sticks is lower compared to conventional smoking. A reduction in the concentration of chemical substances with recognized toxicity does not mean a corresponding reduction in risk for health. The aerosol of this tobacco product contains nicotine and other hazardous chemicals. This tobacco product harms your health and is addictive. The best choice is to quit tobacco and nicotine use altogether." With this authorization, Greece is the second country officially recognizing the reduction in level of toxicants in the *IQOS* aerosol compared to cigarette smoke.

On September 12, 2022, Norway rejected a submission for authorization of *HEETS* as a novel tobacco product. Norway partially transposed the EU TPD under the European Free Trade Association agreement and introduced an authorization system for novel tobacco products following Article 19 of TPD. To date, Norway has not granted authorization of any novel tobacco product, and e-cigarettes and tobacco free nicotine pouches have not been granted access, either.

On October 31, 2019, our Australian subsidiary, Philip Morris Limited ("PML"), submitted an application to the Scheduling Committee of the Therapeutic Goods Administration of Australia ("TGA") seeking to exempt HTPs from being prohibited in Australia. In August 2020, the TGA issued its decision denying the application and stating that the application did not present compelling evidence to establish a public health benefit from greater access to nicotine in HTPs.

To date, several governmental agencies have published their scientific findings that analyze the harm-reduction potential of certain RRPs versus continuing to smoke cigarettes, including:

In December 2017, at the request of the U.K. Department of Health and Public Health England, the U.K. Committee on Toxicity published its assessment of the risk of heat-not-burn products relative to cigarette smoking. This assessment included analysis of scientific data for two heat-not-burn products, one of which was our Platform 1 product. The assessment concluded that, while still harmful to health, compared with the known risks from cigarettes, heat-not-burn products are probably less harmful. Subsequently, in February 2018, Public Health England published a report stating that the available evidence suggests that heat-not-burn products may be considerably less harmful than cigarettes but more harmful than e-cigarettes.

In May 2018, the German Federal Institute for Risk Assessment ("BfR") published a study on the Platform 1 aerosol relative to cigarette smoke using the Health Canada Intense Smoking Regimen. BfR found reductions in selected HPHCs in a range of 80-99%. This publication indicates that significant reductions in the levels of selected toxicants are likely to reduce toxicant exposure, which BfR stated might be regarded as a discrete benefit compared to combustible cigarettes.

In May 2018, the Dutch National Institute for Public Health and Environment ("RIVM") published a factsheet on novel tobacco products that heat rather than burn tobacco, focusing on our Platform 1 product. RIVM analyzed the aerosol generated by our Platform 1 product and concluded that the use of this product, while still harmful to health, is probably less harmful than continuing to smoke cigarettes.

In June 2018, the Korean Food and Drug Administration ("KFDA") issued a statement on products that heat rather than burn tobacco. The KFDA tested three heat-not-burn products, one of which was our Platform 1 product. The KFDA confirmed that the levels of the nine HPHCs tested in the aerosol of these products were on average approximately 90% lower compared to those measured in the cigarette smoke of the top five cigarette brands in South Korea. However, the KFDA stated that it could not establish that the tested heat-not-burn products are less harmful than cigarettes. In October 2018, our Korean subsidiary filed a request with a local court seeking information underlying KFDA's analysis, conclusions and public statements. In May 2020, the court ordered KFDA to produce certain records. Subsequent to that decision, and after exchanges between the parties, the case was closed.

In August 2018, the Science & Technology Committee of the U.K. House of Commons published a report of its inquiry into e-cigarettes and heat-not-burn products. The report concluded that e-cigarettes are significantly less harmful to health than smoking tobacco. The report also observed that for those smokers who do not accept e-cigarettes, heat-not-burn products may offer a public health benefit despite their relative risk. The report called for a risk-proportionate regulatory environment for both e-cigarettes and heat-not-burn products and noted that e-cigarettes should remain the least taxed, cigarettes the most taxed, with heat-not-burn products falling between the two. The U.K. Committee on Advertising Practice announced the removal of a prohibition of health claims in the advertising of e-cigarettes in the U.K., effective November 2018.

In November 2018, the Eurasian Economic Commission (regulatory body of the Eurasian Union consisting of Armenia, Belarus, Kazakhstan, Kyrgyzstan and Russia) published the results of its commissioned study on novel nicotine-containing products, including our Platform 1 product. The study confirms significantly lower levels of HPHCs in the aerosol generated by this product compared to cigarette smoke.

In January 2019, scientific media published the results of the study of the China National Tobacco Quality Supervision and Test Centre ("CNTQST") comparing the aerosol generated by our Platform 1 product with cigarette smoke. The CNTQST found that the former contained fewer, and lower levels of, harmful constituents than the latter and concluded that the lower temperature of heating tobacco in our Platform 1 product contributed to the difference. The CNTQST stated that the reduction in emissions of harmful constituents cannot be interpreted as a harm/risk reduction for cigarette smokers in the same proportion.

In April 2020, the Superior Health Council of Belgium ("SHC") published results of its inquiry into heat-not-burn products. The SHC concluded that heat-not-burn products, while not safe, have a more favorable toxicity profile than cigarettes. However, in light of the uncertainty of such products' short and long-term impacts, the toxic effects of the dual use with cigarettes, and the existence of approved smoking cessation tools, the SHC recommended that current regulations for cigarettes should apply to heat-not-burn products.

In June 2022, the SHC published new advice on e-cigarettes in which they confirm that e-cigarettes are substantially less harmful than smoking cigarettes and, therefore, a better alternative for smokers. The SHC underlines that the vast majority of the risks of tobacco smoking are not caused by nicotine, but by the harmful substances that are released by the combustion of tobacco. Based on the cited science, the SHC calls for legislation that makes a clear distinction between cigarettes and e-cigarettes by focusing on better informing smokers about the benefits of the lower-risk (but not risk-free) alternative, as well as on protecting non-smokers and young people.

The foregoing scientific findings of government agencies may not be indicative of the measures that the relevant government authorities could take in regulating our products.

We make our scientific findings publicly available for scrutiny and peer review through several channels, including our websites. From time to time, adult consumers, competitors, members of the scientific community, and others inquire into our scientific methodologies, challenge our scientific conclusions or request further study of certain aspects of our RRPs and their health effects. We are committed to a robust and open scientific debate and believe that such debate should be based on accurate and reliable scientific information. We seek to provide accurate and reliable scientific information about our RRPs; nonetheless, we may not be able to prevent third-party dissemination of false, misleading or unsubstantiated information about these products. The dissemination of scientifically unsubstantiated information or studies with a strong confirmation bias by third parties may cause confusion among adult smokers and affect their decision to switch to better alternatives to continued smoking, such as our RRPs.

To date, we have been largely successful in demonstrating to regulators that our heated tobacco units are not cigarettes due to the absence of combustion, and as such, they are generally taxed either as a separate category or as other tobacco products, which typically yields more favorable tax rates than cigarettes. Although we believe that this is sensible from the public health perspective, we cannot guarantee that regulators will continue this approach.

There can be no assurance that we will succeed in our efforts to replace cigarettes with RRPs or that regulation will allow us to commercialize RRPs in all markets, to communicate about our RRPs, including making scientifically substantiated risk-reduction claims, or to treat RRPs differently from cigarettes.

Legal Challenges to RRPs: We face various administrative and legal challenges related to certain RRP activities, including allegations concerning product classification, advertising restrictions, corporate communications, product coach activities, scientific substantiation, product liability, and unfair competition. While we design our programs to comply with relevant regulations, we expect these or similar challenges to continue as we expand our efforts to commercialize RRPs and to communicate with the public. The outcomes of these matters may affect our RRP commercialization and public communication activities and performance in one or more markets.

In April 2020, affiliates of British American Tobacco p.l.c. ("BAT") filed a complaint against PMI, Philip Morris Products S.A., Altria Group, Inc., and its subsidiaries before the International Trade Commission ("ITC"). On September 29, 2021, the ITC issued its Final Determination ("FD"), Limited Exclusion Order ("LEO") and Cease and Desist Order ("CDO"). The ITC upheld the finding of infringement in the FD and found a subsequent violation. The ITC issued a LEO against Philip Morris Products S.A., prohibiting the importation of infringing tobacco heating articles and components thereof, and CDOs against Altria Client Services, LLC, and certain of its affiliates, which went into effect at the end of the 60-day Presidential review period on November 28, 2021. We appealed the patent issues. Furthermore, lawsuits based on the same patent families were repeatedly and universally rejected in European courts and the European Patent Office. The decision has no bearing outside the United States.

On February 1, 2024 we entered into a global settlement with BAT that resolves all ongoing patent infringement litigation between the parties related to heated tobacco and vapor products. Among other matters, under the settlement PMI and BAT agreed to request rescission of the LEO and CDO. For further details, see Item 8, Note 18. *Contingencies* to our consolidated financial statements.

Our RRP Business Development Initiatives: In December 2013, we established a strategic framework with Altria Group, Inc. ("Altria") setting out terms on how the parties would collaborate to develop and commercialize e-vapor products and commercialize two of our RRPs in the U.S. In late 2018, Altria announced that it will participate in the e-vapor category only through another e-vapor company in which Altria acquired a minority interest. In September 2019, Altria's subsidiary, Philip Morris USA Inc. ("PM USA"), began commercialization of a version of our Platform 1 product in the U.S. Under the agreement, PM USA was required to achieve certain milestones in order to maintain its exclusive distribution right and additional milestones in order to extend the agreement after the initial 5-year term. On October 20, 2022, PMI announced that it had reached an agreement with Altria to terminate the companies' commercial relationship covering *IQOS* in the U.S., as of April 30, 2024. Thereafter, PMI will hold the full rights to commercialize *IQOS* in the U.S. For more details, see Item 8, Note 3. *Acquisitions* and Note 18. *Contingencies* to our consolidated financial statements.

In January 2020, we announced an agreement with KT&G, a leading tobacco and nicotine company in South Korea, for the commercialization of KT&G's smoke-free products outside of South Korea on an exclusive basis. On January 30, 2023, we announced a renewal and extension of this arrangement. For more information, see *Acquisitions and Other Business Arrangements* below.

Other Developments: In September 2017, we announced our support of the Foundation for a Smoke-Free World (the "Foundation"). The Foundation is an independent, nonprofit organization dedicated to reducing the health impacts of smoking as set out in its Articles of Incorporation and its Bylaws. In September 2020, our pledge agreement with the Foundation was amended. We contributed $45 million in 2020, $40 million in 2021, $17.5 million in 2022, and had expected to contribute up to $35 million annually from 2023 through 2029, as specified in the amended pledge agreement. In 2023, the Foundation and PMI agreed to terminate the existing pledge agreement and PMI has made final grant payments totaling $140 million, commensurate with the early termination of the pledge agreement.

Governmental Investigations

From time to time, we are subject to governmental investigations on a range of matters, including tax, customs, antitrust, advertising, and labor practices. We describe certain matters pending in South Korea and Thailand in Item 8, Note 18. *Contingencies*.

In November 2010, a World Trade Organization ("WTO") panel issued its decision in a dispute between the Philippines and Thailand, concerning a series of Thai customs and tax measures affecting cigarettes imported by Philip Morris (Thailand) Limited ("PM Thailand") into Thailand. The decision concluded that Thailand had no basis to find that PM Thailand's declared customs values and taxes paid were too low, as alleged by the Thai government and created obligations for Thailand to revise its laws, regulations, or practices affecting the customs valuation and tax treatment of future cigarette imports. Thailand agreed to fully comply with the decision, but the Philippines asserts that to date Thailand has not fully complied with the WTO panel decision and commenced challenges at the WTO Appellate Body. The WTO Appellate Body is not operational, and the appeals by Thailand are suspended indefinitely. In December 2020, the Philippines and Thailand agreed to pursue facilitator-assisted discussions aimed at progressing and resolving outstanding issues and the countries have since agreed to seek the establishment of a bilateral consultative mechanism, with the goal of reaching a comprehensive settlement of their dispute, consistent with their rights and obligations under the WTO Agreements, as well as the recommendations and rulings of the WTO Dispute Settlement Body.

In July 2020, the Public Prosecutor's office of Rome, Italy, notified our Italian subsidiary, Philip Morris Italia S.r.l. ("PM Italia"), as well as three former or current employees and a former external consultant of PM Italia in March 2020, that it concluded a preliminary investigation against them for alleged contravention of anti-corruption laws and related disruption of trade freedom. The Public Prosecutor alleges that the individuals involved promised certain personal favors to government officials from January to July of 2018 in exchange for favorable treatment for PM Italia, and that PM Italia lacked appropriate organizational controls to prevent the alleged actions by the individuals. In September 2020, the Prosecutor issued his indictment and referred the matter to the court. At the preliminary hearing held on May 11, 2021, the judge decided to refer all charges/defendants (including our affiliate) to trial. The first trial hearing took place on September 22, 2021. BAT has filed a civil claim against PM Italia claiming vicarious liability for any wrongdoing of its former or current employees and seeking EUR 50 million (approximately $55.2 million) in damages. The court admitted the claim and issued summons for PM Italia to appear in the case. The court proceeded with the examination of witnesses beginning in September 2023. PM Italia believes the charges brought against it by the Public Prosecutor are without merit and will defend them vigorously.

Impact of Inflation on Our Business and Mitigation Efforts

Like many other global companies, we have experienced inflationary pressures in 2022 and 2023, including: growing pressures on the cost of certain direct materials, wages, energy, transportation, and logistics as well as an increased cost of capital due to interest rate increases driven by the response to increased inflation. For the year ended December 31, 2023, the impact on cost of sales was approximately $580 million and we expect certain inflationary elements to ease, with a moderate increase in 2024. This impact has been, and we expect it to continue to be, significantly offset by the positive elements of pricing, productivities and the mitigating factors as we progress through the year. The net result of the inflationary impacts and our efforts to mitigate these impacts were not material to PMI during these periods.

Inflationary impacts driven by higher wages have resulted from merit increases that reflect local inflation as we continuously evaluate our compensation and benefit offerings to be competitive with the current market. Increased transportation costs resulted from increased shipping rates for all modes of transportation (air, ocean and inland) due to ocean and air capacity constraints. Increases in cost of sales resulted from higher cost of direct materials due to the pass on of energy, transportation, labor and commodity price increases from suppliers as well as increases in utility costs, including gas and electricity prices, primarily in Europe resulting from the war in Ukraine. Raw materials such as tobacco leaf have longer inventory durations which resulted in insignificant inflationary impacts to our cost of sales in 2022; however tobacco leaf purchases in both 2022 and 2023 have been at higher prices due to inflationary impacts on fertilizer prices and labor costs, thus resulting in increases in the cost of inventory with corresponding impacts on our financial results in 2023. In addition, our cash flow from operations was impacted by the net working capital investment related to the procurement of tobacco leaf inventory and higher cost of direct materials. We expect certain of these inflationary elements to ease in 2024 as noted above.

We have taken several actions to mitigate these inflationary pressures. Mitigation efforts have included (i) indexation clauses related to commodity costs and energy pricing within contracts, (ii) tactical inventory purchases, (iii) identification of new suppliers in different geographical locations for incremental sourcing, (iv) increasing tobacco leaf inventory durations to secure additional volumes at favorable prices, (v) optimizing the mix of tobacco leaf origins and suppliers, (vi) continuous evaluation of shipping routes and methods of shipment, (vii) supplier negotiations, (viii) variable contract durations for energy costs, (ix) hedging strategies, and (x) other pricing, productivity and procurement initiatives.

Asset Impairment and Exit Costs

We discuss asset impairment and exit costs related to restructuring activities in Item 8, Note 20. *Asset Impairment and Exit Costs* to our consolidated financial statements.

U.S. GAAP Treatment of Highly Inflationary Economies

We apply highly inflationary accounting to the results of operations of our subsidiaries in Argentina, Turkey, Lebanon and Venezuela as the cumulative inflation rate in these economies for a three-year period meets or exceeds 100%, in accordance with U.S. GAAP. As a result, monetary assets and liabilities denominated in local currencies are remeasured to the U.S. Dollar at each balance sheet date, with remeasurement gains and losses recognized in consolidated statement of earnings.

This impact of currency fluctuations could negatively impact our financial condition and results of operations. For the years ended December 31, 2023, 2022 and 2021, we recognized exchange gains (losses) of $(194) million, $11 million and $9 million, respectively, resulting from remeasurement adjustments related to highly inflationary accounting.

Climate Change Laws and Regulations

While, to date, the effect of climate-related laws and regulations on PMI has not been material to our business, results of operations or financial condition, consideration of environmental and climate-related laws and regulations is an integral aspect of PMI's climate-related risk assessment process. To this end, we actively monitor the existing and potential impact on PMI of significant pending or existing climate change-related legislation, regulations, international accords, reporting frameworks, standards, principles, and other forms of guidance. Examples include, but are not limited to, the EU Emissions Trading System, the 2015 Paris Climate Agreement, the work of the International Financial Reporting Standards Foundation, including the International Sustainability Standards Board proposed climate standard and the recommendations of the Task Force on Climate-related Financial Disclosures, the SEC's proposed rules regarding climate-related disclosures, the Task Force on Nature-related Financial Disclosures, the EU Corporate Sustainability Reporting Directive, the EU Taxonomy Regulation, the EU Deforestation Regulation, the EU Proposal for a Corporate Sustainability Due Diligence Directive, CDP, the GHG Protocol, and carbon tax programs in Europe and Canada.

Acquisitions and Other Business Arrangements

We discuss our acquisitions in Item 8, Note 3. *Acquisitions* to our consolidated financial statements.

KT&G

On January 30, 2023, PMI announced a long-term collaboration with KT&G, South Korea's leading tobacco and nicotine manufacturer, to continue to commercialize KT&G's innovative smoke-free devices and consumables on an exclusive, worldwide basis (excluding South Korea).

The agreement covers fifteen years, to January 29, 2038, with performance-review cycles and associated commitments, based on volume, to be confirmed for each three-year period, to allow flexibility for evolving market conditions.

The agreement gives PMI continued exclusive access to KT&G's smoke-free brands and product-innovation pipeline, including offerings for low- and middle-income markets, that will enhance PMI's existing portfolio of smoke-free products.

Products sold under the agreement will be subject to assessment to ensure they meet the regulatory requirements in the markets where they are launched, as well as PMI's high standards of quality and scientific substantiation. PMI and KT&G will seek any necessary regulatory approvals that may be required on a market-by-market basis.

Equity Investments

We discuss our equity investments in Item 8, Note 6. *Related Parties - Equity Investments and Other* to our consolidated financial statements.

Trade Policy

PMI complies with all applicable trade restrictions and requirements, including sanctions, in the markets in which it operates. We have taken appropriate actions in response to the latest sanctions to ensure full compliance with the relevant restrictions.

We are subject to various trade restrictions imposed by the U.S., the EU, Switzerland, the U.K., and other jurisdictions in which we do business ("Trade Sanctions"), including the trade and economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") and the U.S. Department of State. It is our policy to comply fully with these Trade Sanctions.

Pursuant to specific exemptions or licenses, or where sanctions do not apply to our business, PMI may make sales in countries subject to Trade Sanctions.

We do not do business or sell products in Iran, North Korea or Syria.

We sell cigarettes in Cuba under a distribution agreement. These sales are permitted by U.S. law under a License Exception for Agricultural Commodities, issued by the U.S. Department of Commerce (Bureau of Industry and Security), and specifically granted to our distributor.

Certain states within the U.S. have enacted legislation permitting or requiring state pension funds to divest or abstain from future investment in stocks of companies that do business with certain countries that are sanctioned by the U.S. Because we do business in certain of these countries, consistent with our policy to fully comply with Trade Sanctions and as described above, these state pension funds may have divested of our stock or may not invest in our stock. We do not believe such legislation has had a material effect on the price of our shares.

On June 24, 2021, the EU introduced sanctions in relation to Belarus aimed at specific sectors of the Belarus economy, including the tobacco sector. Subsequently, seven non-EU countries (Norway, Iceland, Liechtenstein, North Macedonia, Bosnia and Herzegovina, Montenegro, and Albania) announced that they "aligned themselves" with the majority of the EU sanctions. Switzerland and the U.K. have also imposed sanctions similar in scope to the EU sanctions.

On August 9, 2021, the U.S. imposed blocking sanctions on certain Belarusian individuals and entities pursuant to an Executive Order, which expanded the bases for the imposition of sanctions, including, among others, by authorizing the imposition by OFAC of blocking sanctions on persons operating in the tobacco sector of the Belarus economy. From 2021 to 2023, the U.S., the EU, the U.K., Switzerland and several other jurisdictions supplemented their respective sanctions lists by including additional Belarusian sanctions targets.

Following the start of the conflict in Ukraine on February 24, 2022, the U.S., the EU, the U.K., Switzerland, Canada, Australia, New Zealand, Singapore, South Korea, Japan and other countries introduced extensive economic sanctions and export controls in relation to Russia. While the introduced sanctions slightly vary from jurisdiction to jurisdiction, they are largely aligned. The restrictions are primarily targeted at the Russian financial, banking, oil, military, aviation and marine sectors. The U.S. has also introduced a prohibition on new investment in the Russian Federation by a U.S. person, wherever located, and authorized the imposition of blocking sanctions on anyone operating in the Russian manufacturing sector. The potential application of the latter for goods other than military goods remains unclear. Among sanctions targets are Russian political figures and military personnel, certain oligarchs and journalists, and companies operating in the above-mentioned sectors. Export to Russia of certain luxury goods, and goods and technology which might contribute to Russia's technological enhancement was banned. Seven non-EU countries (Norway, Iceland, Liechtenstein, North Macedonia, Bosnia and Herzegovina, Montenegro, and Albania) announced that they "aligned themselves" with the majority of the EU sanctions. The U.S., the EU, Switzerland and Japan introduced additional trade restrictions banning, among many other goods, the export of certain non-tobacco materials used to produce cigarettes and heated tobacco consumables in Russia. The EU, Switzerland and the U.K. also prohibited technical assistance and other services related to restricted goods. The EU, Switzerland and the U.K. prohibited import into their territories of certain goods, including cigarettes, among others, which might generate significant revenues for Russia if they originate in Russia or are exported from Russia. The EU and Switzerland prohibited transfer and licensing of intellectual property rights in relation to restricted goods. Additionally, the EU, the U.S., the U.K., Switzerland, Canada, Australia, New Zealand and Ukraine imposed sanctions on Mr. Igor Kesaev, a non-majority shareholder of Megapolis Distribution B.V.

The U.S., the U.K., Switzerland and the EU banned the export of electric accumulators and static converters to Russia. In addition, the U.S. and the U.K. banned the export of electronic cigarettes and similar personal electric vaporizing devices to Russia. Certain countries also banned the delivery of services to Russia, such as information technology consultancy services, accounting and business and management consulting services.

Russia introduced certain countermeasures aimed at reducing the effect of Western sanctions. Countermeasures include restrictions on export of certain goods from Russia, including tobacco-related production equipment, restrictions on lending to foreign borrowers, repatriation of dividends and transactions with securities and real estate involving companies from "hostile" countries (i.e., those which introduced sanctions in relation to Russia).

PMI continues to monitor the development of new sanctions and ensure full compliance.

2023 compared with 2022

The following discussion compares operating results within each of our segments for 2023 with 2022.

Europe:

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/Mix	Variance Fav./(Unfav.) Cost/Other
Net Revenues	$ 13,598	$ 12,869	5.7 %	3.7 %	$ 729	$ 249	$ —	$ 540	$ (60)	$ —
Operating Income	$ 6,012	$ 5,802	3.6 %	0.4 %	$ 210	$ 186	$ —	$ 540	$ (79)	$ (437)

Net revenues increased by 5.7%. Net revenues, excluding currency and acquisitions, increased by 3.7%, reflecting: a favorable pricing variance, mainly driven by higher combustible tobacco pricing; partially offset by unfavorable volume/mix, mainly due to lower cigarette volume, as well as unfavorable cigarette mix, partly offset by higher HTU volume.

The pricing variance for the years 2023 and 2022 was negatively impacted by the supplemental tax surcharge on heated tobacco units in Germany, which went into effect in 2022. The negative impact will continue until a ruling on the legality of the surcharge is issued. It is currently being assessed in court and the obligation to pay the surcharge is temporarily suspended. PMI currently accounts for the surcharge as a reduction in net revenues and in accrued liabilities in its results. The accrued liability balance will continue to increase with the continuation of the HTU selling activities and in the case of an unfavorable ruling would negatively impact PMI's future cash provided by operating activities. A favorable ruling would positively impact future PMI's operating results.

Operating income increased by 3.6%. Operating income, excluding currency and acquisitions, increased by 0.4%, primarily reflecting: lower charges in 2023 related to the war in Ukraine ($98 million), a favorable comparison to 2022 related to costs associated with the Swedish Match AB offer ($53 million) and a favorable pricing variance. The increase was partly offset by the 2023 charge related to the termination of a pledge agreement with the Foundation for a Smoke-Free World ($62 million), the 2023 charges for asset impairment and exit costs ($49 million), higher marketing, administration and research costs (mainly due to inflationary impacts and lower commercial investments in the prior year period); higher manufacturing costs (primarily due to inflationary impacts); and unfavorable volume/mix, mainly due to the same factors as for net revenues.

Europe - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region decreased by 1.3% to 542.3 billion units, reflecting a 3.0% decline for cigarettes, partly offset by a 15.6% increase for HTUs. The decrease in the estimated total market was predominantly due to the United Kingdom (down by 15.4%), France (down by 8.2%), Germany (down by 1.8%) and Spain (down by 2.4%), partly offset by Poland (up by 1.8%).

Europe Key Data	Full-Year		
	2023	2022	Change % / pp
PMI Market Share			
Cigarettes	**30.3 %**	31.1 %	(0.8)
Heated Tobacco Units	**9.1 %**	7.8 %	1.3
Total Europe	**39.4 %**	39.0 %	0.4

Note: Sum may not foot due to roundings.

Europe Shipment Volume (million units)



Our total cigarette and HTU shipment volume in the Region decreased by 0.6% to 214.9 billion units, mainly due to Germany (down by 6.0%), Italy (down by 2.8%; or up by 0.4% excluding the net unfavorable impact of estimated distributor inventory movements) and France (down by 7.3%), partly offset by Poland (up by 9.4%).

Our estimated HTU adjusted in-market sales volume in the Region increased by 17.6%, including growth in Germany and Italy of 29.7% and 16.6%, respectively.

Our HTU share of the total cigarette and HTU market in the Region increased by 1.3 points, or by 1.5 points on an adjusted basis.

SSEA, CIS & MEA:

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 10,629	$ 10,467	1.5 %	11.7 %	$ 162	$(1,060)	$ —	$1,008	$ 400	$ (186)
Operating Income	$ 3,047	$ 3,864	(21.1)%	(4.2)%	$ (817)	$ (653)	$ —	$1,008	$ (237)	$ (935)

Net revenues increased by 1.5%. Net revenues, excluding currency and acquisitions, increased by 11.7%, primarily reflecting: a favorable pricing variance, mainly driven by higher combustible tobacco pricing, with HTU pricing also higher; and favorable volume/mix, primarily driven by favorable cigarette mix, as well as higher volume for HTUs, partly offset by an unfavorable cigarette volume impact. This increase was partially offset by the 2023 termination of a distribution arrangement in the Middle East of $80 million and lower fees for certain distribution rights billed to customers in certain markets, both included in "Cost/Other" in the table above.

Operating income decreased by 21.1%. Operating income, excluding currency and acquisitions, decreased by 4.2%, primarily reflecting: higher marketing, administration and research costs; higher manufacturing costs (primarily due to inflationary impacts); unfavorable volume/mix, mainly due to an unfavorable cigarette volume impact and unfavorable cigarette mix, partly offset by higher HTU volume; and the termination of a distribution arrangement, coupled with the impact of lower fees for certain distribution rights, as noted for net revenues; as well as the 2023 charge related to the termination of a pledge agreement with the Foundation for a Smoke-Free World of $44 million and the 2023 charges for asset impairment and exit costs of $34 million. The decrease was partially offset by the favorable pricing variance and a favorable comparison to 2022 related to costs associated with the Swedish Match AB offer of $33 million.

SSEA, CIS & MEA - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region decreased by approximately 2% to 1,528.6 billion units, due to a decline for cigarettes. The decrease in the estimated total market was predominantly due to Egypt (down by 20.9%) and Pakistan (down by 35.1%), partly offset by Turkey (up by 16.9%).

Our Regional market share increased by 0.8 points to 23.4%.

SSEA, CIS & MEA Shipment Volume (million units)



| | Cigarettes | | Heated Tobacco Units |

Our total cigarette and HTU shipment volume in the Region increased by 1.3% to 358.2 billion units, mainly driven by Turkey (up by 23.0%), partly offset by the Philippines (down by 26.2%). Our estimated HTU adjusted in-market sales volume increased by 8.2% including limited growth in Russia.

EA, AU & PMI DF:

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Cur-rency	Acqui-sitions	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 6,201	$ 5,936	4.5 %	11.2 %	$ 265	$ (400)	$ —	$ 206	$ 459	$ —
Operating Income	$ 2,481	$ 2,424	2.4 %	18.6 %	$ 57	$ (395)	$ —	$ 206	$ 326	$ (80)

Net revenues increased by 4.5%. Net revenues, excluding currency and acquisitions, increased by 11.2%, reflecting: favorable volume/mix, mainly driven by higher HTU volume, partly offset by lower cigarette volume and unfavorable smoke-free product mix (for HTUs and devices); and a favorable pricing variance, driven by higher combustible tobacco and device pricing, partly offset by lower HTU (net) pricing (primarily related to Japan).

Operating income increased by 2.4%. Operating income, excluding currency and acquisitions, increased by 18.6%, mainly reflecting favorable volume/mix, primarily driven by higher HTU volume, partly offset by lower cigarette volume and unfavorable HTU mix; the favorable pricing variance; lower supply chain costs (primarily related to Japan); and a favorable comparison to 2022 related to costs associated with the Swedish Match AB offer ($24 million). The increase was partly offset by the 2023 charge related to the South Korea indirect tax ($204 million), the 2023 charge related to the termination of a pledge agreement with the Foundation for a Smoke-Free World ($27 million) and the 2023 charges for asset impairment and exit costs ($21 million).

The estimated total market for cigarettes and HTUs in the Region, excluding China, increased by 1% to 319.8 billion units, reflecting growth for HTUs, partly offset by a decline for cigarettes. The increase in the estimated total market was mainly driven by International Duty Free (up by 35.7%), partly offset by Taiwan (down by 7.4%) and Australia (down by 19.4%).

Our Regional market share increased by 1.3 points to 30.0%.

EA, AU & PMI DF Shipment Volume (million units)



Our total cigarette and HTU shipment volume in the Region increased by 6.7% to 101.2 billion units, mainly driven by Japan (up by 9.7%) and International Duty Free (up by 14.5%).

PMI's estimated HTU adjusted in-market sales volume in the Region increased by 15.8%, including growth in Japan of 14.5%.

Americas:

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 1,944	$ 1,903	2.2 %	(2.9)%	$ 41	$ 96	$ —	$ 128	$ (177)	$ (6)
Operating Income	$ 62	$ 436	(85.8)%	(40.6)%	$ (374)	$ (197)	$ —	$ 128	$ (139)	$ (166)

Net revenues increased by 2.2%. Net revenues, excluding currency and acquisitions, decreased by 2.9%, primarily reflecting: unfavorable volume/mix, mainly due to lower cigarette volume and unfavorable cigarette mix; partly offset by a favorable pricing variance, driven by higher combustible tobacco pricing.

Operating income decreased by 85.8%. Operating income, excluding currency and acquisitions, decreased by 40.6%, mainly reflecting: higher marketing, administration and research costs (including incremental investments in the U.S. in preparation for smoke-free product commercialization); and unfavorable volume/mix, mainly due to the same factors as for net revenues; partly offset by the favorable pricing variance.

Americas - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region, excluding the U.S., decreased by around 1% to 189.2 billion units, driven by a decline for cigarettes. The decrease in the estimated total market was mainly due to Mexico (down by 6.8%), Canada (down by 12.6%) and Argentina (down by 5.0%), partly offset by Brazil (up by 10.1%).

Our Regional market share, excluding the U.S., decreased by 1.1 points to 33.7%.

Americas Shipment Volume (million units)



	2023	2022
Total	63,899	66,505
Heated Tobacco Units	585	532
Cigarettes	63,314	65,973

□ Cigarettes   □ Heated Tobacco Units

Our total cigarette and HTU shipment volume in the Region decreased by 3.9% to 63.9 billion units, mainly due to Mexico (down by 9.8%) and Argentina (down by 7.9%), partly offset by Brazil (up by 12.8%).

Swedish Match:

As of November 11, 2022, PMI became the owner of a majority position in Swedish Match and started consolidating Swedish Match operating results. The business operations of our Swedish Match segment are evaluated separately from the geographical segments.

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 2,496	$ 316	+100%	21.2 %	$ 2,180	$ —	$ 2,113	$ 25	$ 42	$ —
Operating Income / (Loss)	$ 824	$ (22)	+100%	+100%	$ 846	$ (8)	$ 694	$ 25	$ 38	$ 97

We recorded net revenues of $2.5 billion in the Swedish Match segment, with smoke-free products accounting for over 80% of the segment's total net revenues.

We recorded operating income of $824 million for the year ended December 31, 2023. Operating income included $372 million related to the amortization of acquired intangibles and $18 million of charges related to an acquisition accounting-related item recorded in 2023.

Swedish Match - PMI Shipment Volume Commentary

Swedish Match Oral Product Shipment Volume [1]
(million cans)

Nicotine Pouches	Full-Year		
	2023	**2022**	**Change**
U.S.	**384.8**	34.5	+100%
Scandinavia	**28.7**	3.7	+100%
Other	**4.6**	1.2	+100%
Total Nicotine Pouches	418.2	39.4	+100%
Snus			
Scandinavia	**218.2**	39.3	+100%
Other	**6.8**	1.1	+100%
Total Snus	224.9	40.4	+100%
Moist Snuff	**133.7**	16.0	+100%
Other	**4.2**	—	— %
Total Oral Products	**781.0**	95.8	+100%

(1) Excluding U.S. chew

Swedish Match Combustible Tobacco Shipment Volume
(million units)

	Full-Year		
	2023	**2022**	**Change**
Cigars	1,578.6	259.6	+100%

For comparison purposes, the following commentaries assumed the inclusion of Swedish Match's 2022 shipment volume for the full year, thereby providing the comparability of Swedish Match's volume performance between periods. Volume comparisons versus Swedish Match's 2022 results reflect data sourced from its disclosures, available at www.swedishmatch.com/investors.

Swedish Match's total shipment volume for oral products increased by 17.1% versus its corresponding shipments of 667.1 million cans in 2022.

Nicotine pouch shipment volume increased by 55.3% compared to Swedish Match's 2022 shipment volume of 269.2 million cans, reflecting 62.0% growth for *ZYN* in the U.S. In Scandinavia, shipment volume for nicotine pouches grew by 6.1%.

Shipment volume for snus declined by 13.8% compared to Swedish Match's 2022 shipment volume of 261.0 million cans.

Cigar shipment volume declined by 12.2% compared to Swedish Match's 2022 cigar shipment volume of 1,798.0 million units, primarily due to the impact of industry pricing effects.

Wellness and Healthcare:

The operating results of PMI's Vectura Fertin Pharma business are reported in the Wellness and Healthcare segment. The business operations of our Wellness and Healthcare segment are evaluated separately from the geographical segments.

Financial Summary - Years Ended December 31, (in millions)	2023	2022	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 306	$ 271	12.9 %	11.8 %	$ 35	$ 3	$ —	$ 33	$ —	$ (1)
Operating Income / (Loss)	$ (870)	$ (258)	-(100)%	-(100)%	$ (612)	$ (6)	$ —	$ 33	$ —	$ (639)

Net revenues increased by 12.9%. Net revenues, excluding currency and acquisitions, increased by 11.8%, notably reflecting the higher net revenues for smoking cessation products and select inhalation products.

The operating loss of $870 million in 2023 was primarily due to an impairment charge for goodwill and other intangibles of $680 million in the second quarter, as well as commercial investments and higher administration costs and the amortization of acquired intangibles. The operating loss of $258 million in 2022 included a charge for impairment of other intangible assets of $112 million and the amortization of acquired intangibles.

2022 compared with 2021

As previously disclosed in the *Description of Our Company* section of this Item 7, in January 2023, we began managing our business in four geographical segments, down from six previously, in addition to our continuing Swedish Match and Wellness and Healthcare segments. The following discussion compares operating results within each of our segments for 2022 with 2021 under this new operating segment structure.

Europe:

Financial Summary - Years Ended December 31, (in millions)	2022	2021	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Cur-rency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 12,869	$ 13,155	(2.2)%	9.7 %	$ (286)	$(1,576)	$ 10	$ (122)	$ 1,402	$ —
Operating Income	$ 5,802	$ 6,409	(9.5)%	6.6 %	$ (607)	$(1,029)	$ (2)	$ (122)	$ 918	$ (372)

Net revenues decreased by 2.2%. Net revenues, excluding currency and acquisitions, increased by 9.7%, reflecting: favorable volume/mix, mainly driven by higher HTU volume and device volume, partly offset by lower cigarette volume, unfavorable HTU mix, and unfavorable cigarette mix; partially offset by an unfavorable pricing variance, mainly due to lower HTU (net) pricing and lower device pricing, partly offset by higher combustible tobacco pricing.

The pricing variance for the full year 2022 was negatively impacted by the supplemental tax surcharge on heated tobacco units in Germany, which went into effect in 2022. The negative impact will continue until a ruling on the legality of the surcharge is issued. It is currently being assessed in court and the obligation to pay the surcharge is temporarily suspended. PMI currently accounts for the surcharge as a reduction in net revenues and in accrued liabilities in its results. The accrued liability balance will continue to increase with the continuation of the HTU selling activities and in the case of an unfavorable ruling would negatively impact PMI's future cash provided by operating activities. A favorable ruling would positively impact future PMI's operating results.

Operating income decreased by 9.5%. Operating income, excluding currency and acquisitions, increased by 6.6%, primarily reflecting favorable volume/mix, mainly driven by higher HTU volume, partly offset by lower cigarette volume, unfavorable HTU mix, unfavorable cigarette mix and the unfavorable impact on profitability of higher device volume; partially offset by an unfavorable pricing variance; higher manufacturing costs; and higher marketing, administration and research costs (including the unfavorable impact of 2022 charges related to the war in Ukraine of $151 million, 2022 costs associated with the Swedish Match AB offer of $53 million and a favorable comparison versus the prior year period related to asset impairment and exit costs of $72 million).

Europe - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region decreased by 0.4% to 549.6 billion units, primarily driven by:

- Germany, down by 5.1%, primarily reflecting the impact of excise tax-driven price increases and higher cross-border (non-domestic) purchases due to the easing of pandemic-related measures;

- the U.K., down by 13.6%, notably reflecting the impact of increased out-bound tourism compared to the pandemic-affected prior year period; and

- Ukraine, down by 18.3%, due to cigarettes and HTUs;

partly offset by

- Italy, up by 3.4%, mainly reflecting the impact on adult smoker average daily consumption of the easing of pandemic-related measures (particularly in the first half of the year);

- Poland, up by 13.0%, primarily reflecting a lower estimated prevalence of illicit trade, as well as higher border sales (largely due to the easing of pandemic-related measures); and

- Romania, up by 4.2%, mainly reflecting a lower estimated prevalence of illicit trade, as well as higher border sales (largely due to the easing of pandemic-related measures).

Europe Key Data	Full-Year		
			Change
	2022	**2021**	**% / pp**
PMI Market Share			
Cigarettes	31.1 %	32.2 %	(1.1)
Heated Tobacco Units	7.8 %	6.1 %	1.7
Total Europe	39.0 %	38.3 %	0.7

Note: Sum may not foot to total due to roundings

Our Regional market share increased by 0.7 points to 39.0%, with gains in Germany, Italy and Poland, partly offset by declines in France, Spain and Ukraine.



Europe Shipment Volume (million units)

Our total cigarette and HTU shipment volume increased by 1.7% to 216.1 billion units, mainly driven by:

• Italy, up by 5.8%, primarily reflecting a higher market share driven by HTUs, as well as a higher total market;

• Poland, up by 17.6%, mainly reflecting the higher total market and a higher market share driven by HTUs; and

• Romania, up by 36.1%. Excluding the net favorable impact of estimated distributor inventory movements, total in-market sales volume increased by 27.3%, primarily reflecting a higher market share driven by HTUs, as well as the higher total market;

partly offset by

• France, down by 8.1%, primarily reflecting a lower total market and a lower market share; and

• Ukraine, down by 30.1%, due to cigarettes and HTUs.

SSEA, CIS & MEA:

| Financial Summary - Years Ended December 31, (in millions) | 2022 | 2021 | Change Fav./(Unfav.) | | Variance Fav./(Unfav.) | | | | | |
			Total	Excl. Curr. & Acquis.	Total	Cur- rency	Acqui- sitions	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 10,467	$ 9,858	6.2 %	10.4 %	$ 609	$ (419)	$ —	$ 582	$ 193	$ 253
Operating Income	$ 3,864	$ 3,295	17.3 %	20.3 %	$ 569	$ (99)	$ —	$ 582	$ (112)	$ 198

Net revenues increased by 6.2%. Net revenues, excluding currency and acquisitions, increased by 10.4%, notably reflecting; a favorable pricing variance, mainly driven by combustible tobacco pricing; a favorable comparison related to the Saudi Arabia customs assessments of $246 million in 2021, shown in "Cost/Other," and a favorable volume/mix, primarily driven by higher cigarette volume and higher HTU volume.

Operating income increased by 17.3%. Operating income, excluding currency and acquisitions, increased by 20.3%, notably reflecting: a favorable pricing variance; a favorable comparison related to the Saudi Arabia customs assessments in 2021 (as noted above for net revenues); and lower marketing, administration and research costs (including a favorable comparison versus the prior year period related to asset impairment and exit costs of $45 million, partially offset by the unfavorable impact of 2022 costs associated with the Swedish Match AB offer of $33 million); partly offset by higher manufacturing costs; and unfavorable volume/mix, mainly due to lower cigarette mix.

SSEA, CIS & MEA - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region decreased by 0.2% to 1,564.4 billion units, primarily due to:

•   Algeria, down by 16.1%, or by 6.8% excluding the net unfavorable impact of estimated trade inventory movements, primarily reflecting industry supply chain disruptions, as well as the impact of excise tax-driven price increases in the first quarter of 2021;

•   Bangladesh, down by 6.2%, primarily reflecting the impact of pandemic-related restrictions on mobility during February 2022, as well as the impact of second-quarter 2022 excise tax-driven price increases;

•   the Philippines, down by 4.9%, mainly reflecting the impact of first-quarter 2022 excise tax-driven price increases;

•   Russia, down by 3.7%, mainly due to the impact of price increases; and

•   Turkey, down by 6.7%, mainly reflecting a higher estimated prevalence of illicit trade, partly offset by the impact on adult smoker average daily consumption of the easing of pandemic-related measures, coupled with increased in-bound tourism;

partly offset by

•   India, up by 16.8%, primarily reflecting a favorable comparison versus the prior year, during which pandemic-related restrictions impacted the movement of certain products, including tobacco; and

•   Indonesia, up by 3.6%, mainly reflecting the impact on adult smoker consumption of the easing of pandemic-related measures, which drove growth in the tax-advantaged 'below tier one' segment.

Our Regional market share increased by 0.2 points to 22.6%.

SSEA, CIS & MEA Shipment Volume (million units)



Our total cigarette and HTU shipment volume in the Region increased by 0.4% to 353.6 billion units, mainly driven by:

•   Egypt, up by 8.2%, primarily reflecting a higher market share driven by cigarettes and HTUs;

•   India, up by 73.9%, primarily reflecting a higher market share (driven by geographic expansion) and the higher total market; and

•   Indonesia, up by 4.8%, mainly reflecting the higher total market;

partly offset by

- the Philippines, down by 6.3%, mainly reflecting the lower total market; and

- Russia, down by 6.0%, due to cigarettes and HTUs.

EA, AU & PMI DF:

Financial Summary - Years Ended December 31, (in millions)	2022	2021	Change Fav./(Unfav.)		Variance Fav./(Unfav.)					
			Total	Excl. Curr. & Acquis.	Total	Cur-rency	Acqui-sitions	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 5,936	$ 6,448	(7.9)%	1.9 %	$ (512)	$ (635)	$ —	$ (24)	$ 147	$ —
Operating Income	$ 2,424	$ 2,836	(14.5)%	(1.3)%	$ (412)	$ (376)	$ —	$ (24)	$ (170)	$ 158

Net revenues decreased by 7.9%. Net revenues, excluding currency and acquisitions, increased by 1.9%, reflecting: favorable volume/mix, mainly driven by higher cigarette volume, higher HTU volume and higher device volume, partly offset by unfavorable device mix and unfavorable cigarette mix; partially offset by an unfavorable pricing comparison.

Operating income decreased by 14.5%. Operating income, excluding currency and acquisitions, decreased by 1.3%, mainly reflecting: unfavorable volume/mix, primarily due to unfavorable HTU mix, unfavorable cigarette mix and unfavorable device mix, partly offset by higher cigarette volume; higher manufacturing costs; and an unfavorable pricing comparison; partially offset by lower marketing, administration and research costs (including a favorable comparison versus the prior year period related to asset impairment and exit costs of $91 million, partly offset by the unfavorable impact of 2022 costs associated with the Swedish Match AB offer of $24 million).

EA, AU & PMI DF - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region, excluding China, increased by 1.3% to 316.4 billion units, mainly driven by:

- International Duty Free, up by 41.0%, primarily reflecting the impact of reduced government travel restrictions and increased passenger traffic in certain geographies;

partly offset by

- Japan, down by 1.5%, primarily reflecting the impact of the October 2021 excise tax-driven price increases.

Our Regional market share, excluding China, increased by 1.1 points to 28.7%.



EA, AU & PMI DF Shipment Volume (million units)

Cigarettes ■ Heated Tobacco Units

Our total cigarette and HTU shipment volume increased by 5.3% to 94.9 billion units, mainly driven by:

• PMI Duty Free, up by 61.3%, or by 43.5% excluding the net favorable impact of estimated distributor inventory movements (primarily due to cigarettes), reflecting the higher total market and a higher market share; and

• Japan, up by 0.6%, or by 3.9% excluding the net unfavorable impact of estimated distributor inventory movements (primarily due to HTUs), reflecting a higher market share, partly offset by the lower total market;

partly offset by

• Australia, down by 5.1%, mainly reflecting a lower total market, partly offset by a higher market share; and

• South Korea, down by 1.6%, primarily reflecting a lower market share.

Americas:

Financial Summary - Years Ended December 31, (in millions)	2022	2021	Change Fav./(Unfav.) Total	Change Fav./(Unfav.) Excl. Curr. & Acquis.	Variance Fav./(Unfav.) Total	Variance Fav./(Unfav.) Currency	Variance Fav./(Unfav.) Acqui-sitions	Variance Fav./(Unfav.) Price	Variance Fav./(Unfav.) Vol/ Mix	Variance Fav./(Unfav.) Cost/ Other
Net Revenues	$ 1,903	$ 1,843	3.3 %	4.1 %	$ 60	$ (15)	$ —	$ 102	$ (23)	$ (4)
Operating Income	$ 436	$ 487	(10.5)%	(8.2)%	$ (51)	$ (11)	$ —	$ 102	$ (6)	$ (136)

Net revenues increased by 3.3%. Net revenues, excluding currency and acquisitions, increased by 4.1%, primarily reflecting: a favorable pricing variance, driven by combustible tobacco pricing; partly offset by unfavorable volume/mix, mainly due to unfavorable cigarette mix.

Operating income decreased by 10.5%. Operating income, excluding currency and acquisitions, decreased by 8.2%, mainly reflecting: higher marketing, administration and research costs (including the unfavorable impact of 2022 costs associated with the Swedish Match AB offer of $5 million and a favorable comparison versus the prior year period related to asset impairment and exit costs of $8 million); and higher manufacturing costs; partly offset by a favorable pricing variance. Volume/mix was slightly unfavorable, mainly due to unfavorable cigarette mix, largely offset by higher cigarette volume.

Americas - Total Market, PMI Shipment Volume and Market Share Commentaries

The estimated total market for cigarettes and HTUs in the Region, excluding the U.S., increased by 1.8% to 191.1 billion units, primarily driven by:

• Brazil, up by 7.6%, primarily reflecting a lower estimated prevalence of illicit trade;

partly offset by

• Canada, down by 12.8%, notably reflecting the impact of price increases and out-switching from cigarettes to e-vapor products.

Our Regional market share, excluding the U.S., increased by 0.3 points to 34.8%.

Americas Shipment Volume (million units)



Our total cigarette and HTU shipment volume increased by 2.1% to 66.5 billion units, mainly driven by:

• Brazil, up by 13.3%, primarily reflecting the higher total market and a higher market share; and

• Mexico, up by 2.5%, mainly reflecting a higher total market and a higher market share for cigarettes;

partly offset by

• Argentina, down by 2.8%, primarily reflecting a lower market share due to adult smoker downtrading to ultra-low-price brands produced by local manufacturers, partly offset by a higher total market.

Swedish Match:

Our results for the Swedish Match operating segment for the full-year include Swedish Match's results beginning on November 11, 2022, when PMI became the owner of a majority position in Swedish Match, through December 31, 2022. The business operations of our Swedish Match segment are managed and evaluated separately from the geographical segments.

Financial Summary - Years Ended December 31, (in millions)	2022	2021	Change Fav./(Unfav.)		Variance Fav./(Unfav.)					
			Total	Excl. Curr. & Acquis.	Total	Cur-rency	Acqui-sitions	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 316	$ —	— %	— %	$ 316	$ —	$ 316	$ —	$ —	$ —
Operating Income / (Loss)	$ (22)	$ —	— %	— %	$ (22)	$ —	$ (22)	$ —	$ —	$ —

We recorded net revenues of $316 million in the Swedish Match segment, with an operating loss of $22 million, primarily reflecting $125 million in an acquisition accounting-related item and $26 million related to the amortization of acquired intangibles.

Wellness and Healthcare:

In the third quarter of 2021, we acquired Fertin Pharma A/S, Vectura Group plc. and OtiTopic, Inc. On March 31, 2022, we launched a new Wellness and Healthcare business, Vectura Fertin Pharma, consolidating these entities. The operating results of this business are reported in the Wellness and Healthcare segment. The business operations of our Wellness and Healthcare segment are managed and evaluated separately from the geographical segments.

Financial Summary - Years Ended December 31, (in millions)	2022	2021	Change Fav./(Unfav.)		Variance Fav./(Unfav.)					
			Total	Excl. Curr. & Acquis.	Total	Cur-rency	Acqui-sitions	Price	Vol/ Mix	Cost/ Other
Net Revenues	$ 271	$ 101	+100%	(7.9)%	$ 170	$ (11)	$ 189	$ (10)	$ —	$ 2
Operating Income / (Loss)	$ (258)	$ (52)	-(100)%	-(100)%	$ (206)	$ 8	$ (72)	$ (10)	$ —	$ (132)

Net revenues increased over 100%. Net revenues, excluding currency and acquisitions, decreased by 7.9%, primarily reflecting lower product supply revenues and lower royalties.

The operating loss of $258 million in 2022 included $171 million of amortization and impairment of intangibles. The remaining operating loss in 2022 of $87 million mainly reflected investments in research and development, as well as expenses related to employee retention programs.

Financial Review



Net Cash Provided by Operating Activities ($ in millions)

2023: $9,204
2022: $10,803
2021: $11,967

Capital Expenditures ($ in millions)

2023: $1,321
2022: $1,077
2021: $748

Dividends Paid ($ in millions)

2023: $7,964
2022: $7,812
2021: $7,580

	For the Years Ended December 31,		
(in millions)	**2023**	**2022**	**2021**
Net cash provided by operating activities	$ 9,204	$ 10,803	$ 11,967
Net cash used in investing activities	(3,598)	(15,679)	(2,358)
Net cash provided by (used in) financing activities	(5,582)	3,806	(11,977)

2023 compared with 2022

• *Net Cash Provided by Operating Activities*

Net cash provided by operating activities of $9.2 billion for the year ended December 31, 2023 decreased by $1.6 billion from the comparable 2022 period. Excluding unfavorable currency movements of $1.3 billion, the unfavorable variance of $0.3 billion was due primarily to higher working capital requirements of $1.2 billion, partly offset by higher currency-neutral net earnings, excluding non-cash depreciation and amortization expense and goodwill and other intangible impairment charges.

The unfavorable currency movements primarily related to the currency impact on net earnings and represented the fluctuations of the U.S. dollar, especially against the Argentine peso, Egyptian pound, Japanese yen, Russian ruble and Swiss franc, partly offset by the Euro.

The higher working capital requirements in 2023 as compared with 2022 were primarily due to less cash provided by accrued liabilities and other current assets, net of positive cash movements in inventories, mainly reflecting the timing of excise tax-paid inventory movements primarily related to excise tax increases and timing of the corresponding excise tax payments, and more cash used in accounts payable, which primarily reflects the 2023 payment for higher *IQOS ILUMA* device purchases in the fourth quarter of 2022 to meet the needs of *ILUMA* launches. Working capital requirements were also negatively impacted by the higher cost of tobacco leaf and other direct materials due to inflationary pressures (for further details, see "*Impact of Inflation on Our Business and Mitigation Efforts*" section of this Item 7), as well as tactical stock increases for certain direct materials. These increases in the working capital requirements were partly offset by more cash provided by accounts receivable mainly reflecting the timing of sales and cash collections, as well as higher usage of our factoring arrangements to sell trade receivables. For further detail on our factoring arrangements, see Item 8, Note 19. *Sale of Accounts Receivable.*

For the full year 2024, we currently expect net cash provided by operating activities of $10 billion to $11 billion at prevailing exchange rates, subject to year-end working capital requirements.

- *Net Cash Used in Investing Activities*

Net cash used in investing activities of $3.6 billion for the year ended December 31, 2023, decreased by $12.1 billion from the comparable 2022 period. This decrease in cash used was primarily due to the $14.0 billion of cash used in 2022 for the Swedish Match acquisition, net of acquired cash. This was partially offset by the higher second installment of $1,775 million (including interest) paid to Altria Group, Inc. ($773 million) for PMI to reacquire the *IQOS* commercialization rights in the U.S., and the unfavorable movements of $944 million in net investment hedges, which was principally related to changes in exchange rates between the Euro and the U.S. dollar, and higher capital expenditures. For further detail on our cash payments to Altria Group, Inc. and derivatives designated as net investment hedges, see Item 8, Note 3. *Acquisitions* and Note 16. *Financial Instruments,* and the "Business Environment" section of this Item 7.

Our capital expenditures were $1.3 billion in 2023 and $1.1 billion in 2022. The 2023 expenditures were primarily related to our ongoing investments in smoke-free product manufacturing capacity. We expect total capital expenditures in 2024 of approximately $1.2 billion, partly reflecting investments in *ZYN* capacity in the U.S.

- *Net Cash Provided by (Used in) Financing Activities*

Net cash used in financing activities of $5.6 billion for the year ended December 31, 2023, increased by $9.4 billion compared with net cash provided by financing activities of $3.8 billion for the year ended December 31, 2022. The change was primarily due to net borrowings of $9.9 billion under credit facilities related to the Swedish Match acquisition in 2022, coupled with the repayment on the related bridge facility in 2023. This was partly offset by higher long-term debt issuances in 2023, a favorable comparison resulting from transactions with noncontrolling interests related to our Turkish subsidiaries (sale of noncontrolling stakes in 2023 compared to purchase of such stakes in 2022) and lower payments in 2023 to acquire remaining issued and outstanding shares in Swedish Match. For further details on the transactions with noncontrolling interests in our Turkish subsidiaries and our purchase of remaining Swedish Match shares, see Item 8, Note 3. *Acquisitions*.

Dividends paid in 2023 and 2022 were $8.0 billion and $7.8 billion, respectively.

2022 compared with 2021

For a discussion comparing our net cash activities (operating, investing and financing) for the year ended December 31, 2022, with the year ended December 31, 2021, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Review in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 10, 2023. This section is incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2023.

- **Debt and Liquidity**

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash that mature within a maximum of three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are predominantly held with institutions that have investment-grade long-term credit rating. As part of our cash management strategy and in order to manage counterparty exposure, we also enter into reverse repurchase agreements. Such agreements are collateralized with government or corporate securities held by a custodial bank and, at maturity, cash is paid back to PMI, and the collateral is returned to the bank. For 2022, the activities for such reverse repurchase agreements were not material. For 2023, we did not enter into such reverse repurchase agreements.

In a number of jurisdictions, including Argentina, Egypt and Russia, we are impacted by various capital controls and/or foreign currency exchange constraints that affect the ability of our subsidiaries in these jurisdictions to settle foreign currency denominated imports of goods and services and/or to pay dividends. These factors increase foreign currency devaluation risks, which may have a negative impact on our financial condition, net assets and results of operations in these jurisdictions.

We utilize long-term and short-term debt financing, including a commercial paper program that is regularly used to finance ongoing liquidity requirements, as part of our overall cash management strategy. Our ability to access the capital and credit markets as well as overall dynamics of these markets may impact borrowing costs. We expect that the combination of our long-term and short-term debt financing, the commercial paper program and the committed credit facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

In August 2021, we published a business transformation-linked financing framework ("Framework"), which integrates PMI's smoke-free transformation into its financing strategy. The Framework outlines the guidelines that we will follow in issuing business transformation-linked financing instruments in the debt capital and loan markets, which may include public notes offerings, private placements, loans, and other relevant financing instruments.

Credit Ratings – The cost and terms of our financing arrangements as well as our access to commercial paper markets may be affected by applicable credit ratings. At February 8, 2024, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody's	P-1	A2	Stable
Standard & Poor's	A-2	A-	Stable
Fitch	F1	A	Negative

Revolving Credit Facilities – On January 24, 2024, we entered into an agreement to extend the term of our 364-day committed revolving credit facility in the amount of $1.7 billion from January 30, 2024, to January 28, 2025.

At February 8, 2024, our committed revolving credit facilities were as follows:

Type (in billions)	Committed Revolving Credit Facilities
364-day revolving credit, expiring January 28, 2025	$ 1.7
Multi-year revolving credit, expiring February 10, 2026[1]	2.0
Multi-year revolving credit, expiring September 29, 2026[2] [3]	2.5
Total facilities	$ 6.2

[1] On January 28, 2022, we entered into an agreement, effective February 10, 2022, to amend and extend the term of our $2.0 billion multi-year revolving credit facility, for an additional year covering the period February 11, 2026 to February 10, 2027, in the amount of $1.9 billion.

[2] Includes business transformation-linked pricing adjustments that may result in the reduction or increase in both the interest rate and commitment fee under the credit agreement if PMI achieves, or fails to achieve, certain specified targets based on its business transformation goals.

[3] On September 20, 2022, we entered into an agreement, effective September 29, 2022, to amend and extend the term of our $2.5 billion multi-year revolving credit facility, for an additional year covering the period September 30, 2026 to September 29, 2027, in the amount of $2.3 billion. On September 20, 2023, PMI entered into an agreement, effective September 29, 2023, to amend and further extend the term to September 29, 2028.

At February 8, 2024, there were no borrowings under the committed revolving credit facilities, and the entire committed amounts were available for borrowing.

All banks participating in our committed revolving credit facilities have an investment-grade long-term credit rating from the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

These committed revolving credit facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants.

In addition to the committed revolving credit facilities discussed above, PMI maintains certain short-term credit arrangements, including uncommitted credit lines, to primarily meet working capital needs. These credit arrangements amounted to approximately $2.7 billion at December 31, 2023 and approximately $1.9 billion at December 31, 2022. Borrowings under these arrangements and other bank loans amounted to $283 million at December 31, 2023, and $295 million at December 31, 2022.

Credit Facilities related to the Financing of the Swedish Match Acquisition – In connection with PMI's all-cash recommended public offer to the shareholders of Swedish Match, on May 11, 2022, PMI entered into a credit agreement relating to a 364-day senior unsecured bridge facility. The facility provided for borrowings up to an aggregate principal amount of $17 billion, expiring 364 days after the occurrence of certain events unless extended. On June 23, 2022, PMI entered into a €5.5 billion (approximately $5.8 billion at the date of signing) senior unsecured term loan credit agreement consisting of a €3.0 billion (approximately $3.2 billion at the date of signing) tranche expiring three years after the occurrence of certain events and a €2.5 billion (approximately $2.6 billion at the date of signing) tranche expiring on June 23, 2027. In connection with the term loan facility, the aggregate principal amount of commitments under the 364-day senior unsecured bridge facility was reduced from $17 billion to $11 billion. On November 11, 2022, PMI acquired a controlling interest of 85.87% of the total issued shares in Swedish Match and acquired 94.81% of its outstanding shares as of December 31, 2022. In accordance with the Swedish Companies Act, PMI subsequently exercised its right to compulsorily redeem the remaining shares for which acceptances were not received and obtained legal title to 100% of the shares in Swedish Match on February 17, 2023.

PMI borrowed $8.4 billion under the bridge facility by delivering notices of borrowing for advances of $7.9 billion and $0.5 billion on November 7, 2022 and November 10, 2022, respectively. On November 21, 2022 and February 17, 2023, PMI repaid $4.0 billion and $4.4 billion, respectively, under the bridge facility. Effective February 20, 2023, the remaining outstanding commitments under the bridge facility were fully canceled and the bridge facility agreement was terminated in accordance with its terms.

On November 7, 2022, PMI also delivered notices of borrowing for advances totaling €5.5 billion under the term loan facility, of which €3.0 billion will become due on November 9, 2025 and €2.5 billion will become due on June 23, 2027 unless prepaid pursuant to the terms of the credit agreement. As of December 31, 2023 and 2022, the €5.5 billion (approximately $6 billion) term loan facility was fully drawn and remained outstanding.

The proceeds under the bridge facility and the term loan facility were used, directly or indirectly, to finance the acquisition, including, the payment of related fees and expenses. For further details, see Item 8, Note 3. *Acquisitions* to our consolidated financial statements.

Commercial Paper Program – We continue to have access to liquidity in the commercial paper market through programs in place in the U.S. and in Europe having an aggregate issuance capacity of $8.0 billion. At December 31, 2023, we had $1.7 billion of commercial paper outstanding. At December 31, 2022, we had $0.9 billion of commercial paper outstanding. The average commercial paper balance outstanding during 2023 and 2022 was $3.6 billion and $3.1 billion, respectively.

Sale of Accounts Receivable – To mitigate credit risk and enhance cash and liquidity management, we sell trade receivables to unaffiliated financial institutions. For further details, see Item 8, Note 19. *Sale of Accounts Receivable* to our consolidated financial statements.

Supply Chain Financing – We engage with unaffiliated global financial institutions that offer a voluntary supply chain financing program to some of our suppliers. For further details, see Item 8, Note 22. *Supply Chain Financing* to our consolidated financial statements.

Debt – Our total debt was $47.9 billion at December 31, 2023, and $43.1 billion at December 31, 2022. Our total debt is primarily fixed rate in nature. The weighted-average all-in financing cost of our total debt was 3.3% in 2023 and 2.5% in 2022. For further details, including the fair value of our debt, see Item 8, Note 8. *Indebtedness*. The amount of debt that we can issue is subject to approval by our Board of Directors.

On February 10, 2023, we filed a shelf registration statement with the U.S. Securities and Exchange Commission, under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period.

Our debt issuances in 2023 were as follows:

(in millions)

Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes	(a)	$1,250	4.875%	February 2023	February 2026
U.S. dollar notes	(a)	$1,000	4.875%	February 2023	February 2028
U.S. dollar notes	(a)	$1,500	5.125%	February 2023	February 2030
U.S. dollar notes	(a)	$1,500	5.375%	February 2023	February 2033
U.S. dollar notes	(a) (b)	$450	4.875%	May 2023	February 2026
U.S. dollar notes	(a) (c)	$550	4.875%	May 2023	February 2028
U.S. dollar notes	(a) (d)	$700	5.125%	May 2023	February 2030
U.S. dollar notes	(a) (e)	$750	5.375%	May 2023	February 2033
U.S. dollar notes	(f)	$650	5.250%	September 2023	September 2028
U.S. dollar notes	(f)	$700	5.500%	September 2023	September 2030
U.S. dollar notes	(f)	$1,000	5.625%	September 2023	September 2033

(a) Interest is payable semi-annually, commencing in August 2023
(b) These notes are a further issuance of the 4.875% notes issued in February 2023
(c) These notes are a further issuance of the 4.875% notes issued in February 2023
(d) These notes are a further issuance of the 5.125% notes issued in February 2023
(e) These notes are a further issuance of the 5.375% notes issued in February 2023
(f) Interest is payable semi-annually, commencing in March 2024

On February 17, 2023, PMI applied a portion of the net proceeds of the debt issuances to prepay $4.4 billion under its bridge facility, which represented all borrowings outstanding under the bridge facility. PMI used a portion of the May 2023 net proceeds to pay the remaining cash consideration due in accordance with the terms of its agreement with Altria. For further details on PMI's agreement with Altria, see Item 8, Note 3. *Acquisitions* and the "Business Environment" section of this Item 7. The remaining net proceeds of the February and May 2023 offerings, as well as the September 2023 offering have been used for general corporate purposes.

The weighted-average time to maturity of our long-term debt was approximately 7 years at the end of 2023 and 8 years at the end of 2022.

Cash Requirements – At December 31, 2023, our material short-term and long-term cash requirements for various contractual obligations and commitments primarily consisted of the following:

- principal payments related to long-term debt and the associated interest payments. For further details, see Item 8, Note 8. *Indebtedness* to our consolidated financial statements;

- accounts payable and accrued liabilities on our consolidated balance sheet (primarily short-term in nature);

- purchase obligations for inventory and production costs to be utilized in the normal course of business such as raw materials, electronic devices, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution, as well as capital expenditures. These purchase obligations are expected to be approximately $3.7 billion in 2024 and approximately $1.0 billion for years beyond;

- operating lease liabilities, on an undiscounted basis, which were included in our consolidated balance sheets. For further details, see Item 8, Note 21. *Leases* to our consolidated financial statements; and

- other long-term liabilities mainly related to transition tax. For further details, see Item 8, Note 12. *Income Taxes* to our consolidated financial statements.

- **Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements, including special purpose entities, other than guarantees, and cash requirements discussed above.

Guarantees – At December 31, 2023, we have guarantees of our own performance, which are primarily related to excise taxes on the shipment of our products. There is no liability in the consolidated financial statements associated with these guarantees. These guarantees have not had, and are not expected to have, a significant impact on PMI's liquidity. In October 2020, we guaranteed an obligation for a then equity method investee that was subsequently divested in 2022. For further details, see Item 8, Note 18. *Contingencies* to our consolidated financial statements.

Swedish Match Notes Consent Solicitation and PMI Guarantee – On June 15, 2023, our wholly owned subsidiary, Swedish Match AB ("Swedish Match"), initiated a public consent solicitation of eligible holders of certain outstanding series of its notes to amend certain terms and conditions of these respective notes. The eligible noteholders provided the requisite irrevocable consent instructions voting in favor of the amendments, which were subsequently passed by way of extraordinary resolution at the noteholders' meeting held on July 28, 2023. As a result of the passage of the extraordinary resolution, Philip Morris International Inc. entered into a guarantee, which guarantees unconditionally and irrevocably to the noteholders the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of the principal, premium, if any, and interest on the notes.

- **Equity and Dividends**

We discuss our stock awards as of December 31, 2023, in Item 8, Note 10. *Stock Plans* to our consolidated financial statements.

On June 11, 2021, our Board of Directors authorized a new share repurchase program of up to $7 billion, with target spending of $5 billion to $7 billion over a three-year period. On July 22, 2021, we began repurchasing shares under this new share repurchase program. From July 22, 2021 through March 31, 2022, we repurchased 10.5 million shares of our common stock at a cost of approximately $1.0 billion. During the first three months of 2022, we repurchased 2.0 million shares of our common stock at a cost of $199 million.

On May 11, 2022, we announced the suspension of our three-year share repurchase program following the recommended public offer to acquire the outstanding shares of Swedish Match from its shareholders. Prior to the suspension of the program, we made no share repurchases during the second quarter of 2022. We did not make any share repurchases in 2023 and we do not currently anticipate restarting our share repurchase program during 2024.

Dividends paid in 2023 were $8.0 billion. During the third quarter of 2023, our Board of Directors approved a 2.4% increase in the quarterly dividend to $1.30 per common share. As a result, the present annualized dividend rate is $5.20 per common share.

Market Risk

- ***Counterparty Risk -*** We predominantly work with financial institutions with strong short- and long-term credit ratings as assigned by Standard & Poor's and Moody's. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business needs. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents is currently invested with maturities of less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

- ***Derivative Financial Instruments -*** We operate in markets primarily outside of the United States of America, with manufacturing and sales facilities in various locations around the world. Consequently, we use certain financial instruments to manage our foreign currency and interest rate exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

See Item 8, Note 16. *Financial Instruments* to our consolidated financial statements for further details on our derivative financial instruments and the related collateral arrangements.

- ***Value at Risk -*** We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest-rate-sensitive and foreign currency price-sensitive derivative financial instruments, representing the majority of our derivative financial instruments exposure. This computation includes our debt and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval and a one-day holding period using a "parametric delta-gamma" approximation technique to determine the observed interrelationships between movements in interest rates and various currencies and in calculating the risk of the underlying positions in the portfolio. These interrelationships were determined by observing interest rate and forward currency rate movements primarily over the preceding quarter for determining value at risk at December 31, 2023 and 2022, and primarily over each of the four preceding quarters for the calculation of average, high and low value at risk amounts during each year.

(in millions)	Fair Value Impact			
	At December 31, 2023	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$77	$74	$82	$66
Interest rates	$297	$332	$505	$219

(in millions)	Fair Value Impact			
	At December 31, 2022	Average	High	Low
Instruments sensitive to:				
Foreign currency rates	$33	$55	$73	$33
Interest rates	$233	$253	$317	$195

The significant year-over-year increase in "average" and "high" impact on the value at risk computation above was primarily due to trends in foreign currency and interest rate exposures.

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

Contingencies

See Item 3 and Item 8, Note 18. *Contingencies* to our consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "aspires," "estimates," "intends," "projects," "aims," "goals," "targets," "forecasts" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Our RRPs constitute a relatively new product category that is less predictable than our mature cigarette business. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the ''safe harbor'' provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in Item 1A. *Risk Factors* and *Business Environment* of this section. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time, except in the normal course of our public disclosure obligations.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk.*

The information called for by this Item is included in Item 7, *Market Risk.*

Item 8. *Financial Statements and Supplementary Data.*

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2023	2022	2021
Net revenues [1 & 2] (Notes 6 & 13)	$ 35,174	$ 31,762	$ 31,405
Cost of sales [3] (Notes 4 & 5)	12,893	11,402	10,030
Gross profit	22,281	20,360	21,375
Marketing, administration and research costs [4] (Notes 3, 4, 5, 13, 18 & 20)	10,060	8,114	8,400
Impairment of goodwill (Note 5)	665	—	—
Operating income	11,556	12,246	12,975
Interest expense, net (Note 15)	1,061	588	628
Pension and other employee benefit costs (Note 14)	45	24	115
Earnings before income taxes	10,450	11,634	12,232
Provision for income taxes (Note 12)	2,339	2,244	2,671
Equity investments and securities (income)/loss, net	(157)	(137)	(149)
Net earnings	8,268	9,527	9,710
Net earnings attributable to noncontrolling interests	455	479	601
Net earnings attributable to PMI	$ 7,813	$ 9,048	$ 9,109
Per share data (Note 11):			
Basic earnings per share	$ 5.02	$ 5.82	$ 5.83
Diluted earnings per share	$ 5.02	$ 5.81	$ 5.83

[1] Includes net revenues from related parties of $3,553 million, $3,658 million and $3,330 million for the years ended December 31, 2023, 2022 and 2021, respectively

[2] Net of excise tax on products of $49,404 million, $48,958 million and $50,818 million for the years ended December 31, 2023, 2022 and 2021, respectively

[3] Includes an impairment charge for other intangibles of $112 million for the year ended December 31, 2022. For further details, see Note 5. *Goodwill and Other Intangible Assets, net*

[4] Includes an impairment charge for other intangibles of $15 million and a charge of $204 million for the South Korea indirect tax charge for the year ended December 31, 2023. For further details, see Note 5. *Goodwill and Other Intangible Assets, net* and Note 18. *Contingencies*

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Earnings

(in millions of dollars)

for the years ended December 31,	2023	2022	2021
Net earnings	$ 8,268	$ 9,527	$ 9,710
Other comprehensive earnings (losses), net of income taxes:			
Change in currency translation adjustments:			
Unrealized gains (losses), net of income taxes of $156 in 2023, $(169) in 2022 and $(58) in 2021	(1,643)	(1,268)	58
(Gains)/losses transferred to earnings, net of income taxes of $0 in 2023, 2022 and 2021	12	—	—
Change in net loss and prior service cost:			
Net gains (losses) and prior service costs, net of income taxes of $182 in 2023, $(132) in 2022 and $(210) in 2021	(861)	843	1,055
Amortization of net losses, prior service costs and net transition costs, net of income taxes of $(28) in 2023, $(49) in 2022 and $(72) in 2021	87	217	323
Change in fair value of derivatives accounted for as hedges:			
Gains (losses) recognized, net of income taxes of $(30) in 2023, $(99) in 2022 and $(20) in 2021	195	481	124
(Gains) losses transferred to earnings, net of income taxes of $32 in 2023, $35 in 2022 and $7 in 2021	(220)	(219)	(35)
Total other comprehensive earnings (losses)	(2,430)	54	1,525
Total comprehensive earnings	5,838	9,581	11,235
Less comprehensive earnings attributable to:			
Noncontrolling interests	281	515	522
Comprehensive earnings attributable to PMI	$ 5,557	$ 9,066	$ 10,713

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share data)

at December 31,		2023		2022
Assets				
Cash and cash equivalents	$	**3,060**	$	3,207
Trade receivables (less allowances of $79 in 2023 and $42 in 2022) [(1)]		**3,461**		3,850
Other receivables (less allowances of $35 in 2023 and $32 in 2022)		**930**		906
Inventories:				
Leaf tobacco		**1,942**		1,674
Other raw materials		**2,293**		2,028
Finished product		**6,539**		6,184
		10,774		9,886
Other current assets (Note 3)		**1,530**		1,770
Total current assets		**19,755**		19,619
Property, plant and equipment, at cost:				
Land and land improvements		**550**		545
Buildings and building equipment		**4,617**		4,291
Machinery and equipment		**10,713**		9,549
Construction in progress		**1,200**		1,058
		17,080		15,443
Less: accumulated depreciation		**9,564**		8,733
		7,516		6,710
Goodwill (Note 5)		**16,779**		19,655
Other intangible assets, net (Note 5)		**9,864**		6,732
Equity investments (Note 6)		**4,929**		4,431
Deferred income taxes		**814**		603
Other assets (less allowances of $25 in 2023 and $20 in 2022) (Note 3)		**5,647**		3,931
Total Assets	$	**65,304**	$	61,681

[(1)] Includes trade receivables from related parties of $710 million and $688 million as of December 31, 2023, and 2022, respectively. For further details, see Note 6. *Related Parties - Equity Investments and Other.*

See notes to consolidated financial statements.

at December 31,	2023	2022
Liabilities		
Short-term borrowings (Note 8)	$ **1,968**	$ 5,637
Current portion of long-term debt (Note 8)	**4,698**	2,611
Accounts payable	**4,143**	4,076
Accrued liabilities:		
Marketing and selling	**862**	695
Taxes, except income taxes	**7,514**	7,440
Employment costs	**1,262**	1,168
Dividends payable	**2,041**	1,990
Other	**2,737**	2,679
Income taxes	**1,158**	1,040
Total current liabilities	**26,383**	27,336
Long-term debt (Note 8)	**41,243**	34,875
Deferred income taxes	**2,335**	1,956
Employment costs	**3,046**	1,984
Income taxes and other liabilities (Note 12)	**1,743**	1,841
Total liabilities	**74,750**	67,992
Contingencies (Note 18)		
Stockholders' (Deficit) Equity		
Common stock, no par value (2,109,316,331 shares issued in 2023 and 2022) (Note 9)	—	—
Additional paid-in capital	**2,285**	2,230
Earnings reinvested in the business	**34,090**	34,289
Accumulated other comprehensive losses (Note 17)	**(11,815)**	(9,559)
	24,560	26,960
Less: cost of repurchased stock (556,891,800 and 559,098,620 shares in 2023 and 2022, respectively)	**35,785**	35,917
Total PMI stockholders' deficit	**(11,225)**	(8,957)
Noncontrolling interests	**1,779**	2,646
Total stockholders' deficit	**(9,446)**	(6,311)
Total Liabilities and Stockholders' (Deficit) Equity	$ **65,304**	$ 61,681

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,	2023	2022	2021
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net earnings	$ **8,268**	$ 9,527	$ 9,710
Adjustments to reconcile net earnings to operating cash flows:			
Depreciation and amortization expense	**1,398**	1,077	998
Impairment of goodwill and other intangibles (Note 5)	**680**	112	—
Deferred income tax (benefit) provision	**(330)**	(234)	(17)
Asset impairment and exit costs, net of cash paid (Note 20)	**30**	(93)	(22)
Cash effects of changes, net of the effects from acquired companies:			
Receivables, net [1]	**314**	(871)	(198)
Inventories	**(862)**	(1,287)	549
Accounts payable	**(288)**	719	653
Accrued liabilities and other current assets	**(232)**	1,862	623
Income taxes	**(232)**	(261)	(260)
Pension plan contributions, net of refunds (Note 14)	**(21)**	3	(269)
Other	**479**	249	200
Net cash provided by operating activities	**9,204**	10,803	11,967
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES			
Capital expenditures	**(1,321)**	(1,077)	(748)
Acquisition of Swedish Match AB, net of acquired cash (Note 3)	**—**	(13,976)	—
Other acquisitions, net of acquired cash (Note 3)	**—**	—	(2,111)
Altria Group, Inc. agreement (Note 3)	**(1,775)**	(1,002)	—
Equity investments	**(111)**	(20)	(34)
Net investment hedges and other derivatives (Note 16)	**(660)**	284	466
Other	**269**	112	69
Net cash used in investing activities	**(3,598)**	(15,679)	(2,358)

[1] Includes amounts from related parties of $(154) million, $(166) million and $(149) million in 2023, 2022 and 2021, respectively

See notes to consolidated financial statements.

for the years ended December 31,	2023	2022	2021
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Short-term borrowing activity by original maturity:			
Net issuances (repayments) - maturities of 90 days or less	$ **530**	$ 876	$ —
Issuances - maturities longer than 90 days	**1,366**	934	—
Repayments - maturities longer than 90 days	**(1,172)**	(795)	—
Borrowings under credit facilities related to Swedish Match AB acquisition	**—**	13,920	—
Repayments under credit facilities related to Swedish Match AB acquisition	**(4,430)**	(4,000)	—
Long-term debt proceeds	**9,959**	5,965	—
Long-term debt repaid	**(2,551)**	(2,724)	(3,042)
Repurchases of common stock	**—**	(209)	(775)
Dividends paid	**(7,964)**	(7,812)	(7,580)
Payments to acquire Swedish Match AB noncontrolling interests (Note 3)	**(883)**	(1,495)	—
Payments to noncontrolling interests and Other (Note 3)	**(437)**	(854)	(580)
Net cash provided by (used in) financing activities	**(5,582)**	3,806	(11,977)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	**(95)**	(213)	(417)
Cash, cash equivalents and restricted cash[(1)]:			
Increase (Decrease)	**(71)**	(1,283)	(2,785)
Balance at beginning of year	**3,217**	4,500	7,285
Balance at end of year	$ **3,146**	$ 3,217	$ 4,500
Cash Paid:			
Interest	$ **1,342**	$ 717	$ 716
Income taxes	$ **2,952**	$ 2,751	$ 2,936

[(1)] The amounts for cash, cash equivalents and restricted cash shown above include restricted cash of $86 million, $10 million and $4 million as of December 31, 2023, 2022 and 2021, respectively, which were included in other current assets in the consolidated balance sheets.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' (Deficit) Equity

(in millions of dollars, except per share data)

	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Losses	Cost of Repurchased Stock	Noncontrolling Interests	Total
				PMI Stockholders' (Deficit) Equity			
Balances, January 1, 2021	$ —	$ 2,105	$ 31,638	$ (11,181)	$ (35,129)	$ 1,936	$ (10,631)
Net earnings			9,109			601	9,710
Other comprehensive earnings (losses), net of income taxes				1,604		(79)	1,525
Issuance of stock awards (Note 10)		119			78		197
Dividends declared ($4.90 per share)			(7,665)				(7,665)
Dividends paid to noncontrolling interests						(560)	(560)
Common stock repurchased					(785)		(785)
Other		1				—	1
Balances, December 31, 2021	—	2,225	33,082	(9,577)	(35,836)	1,898	(8,208)
Net earnings			9,048			479	9,527
Other comprehensive earnings (losses), net of income taxes				189		(135)	54
Issuance of stock awards (Note 10)		37			118		155
Dividends declared ($5.04 per share)			(7,841)				(7,841)
Dividends paid to noncontrolling interests						(472)	(472)
Common stock repurchased					(199)		(199)
Acquisitions (Note 3)						2,379	2,379
Purchases of shares from noncontrolling interests (Note 3)		(32)		(171)		(1,503)	(1,706)
Balances, December 31, 2022	—	2,230	34,289	(9,559)	(35,917)	2,646	(6,311)
Net earnings			7,813			455	8,268
Other comprehensive earnings (losses), net of income taxes				(2,436)		6	(2,430)
Issuance of stock awards (Note 10)		61			132		193
Dividends declared ($5.14 per share)			(8,012)				(8,012)
Dividends paid to noncontrolling interests						(497)	(497)
Sale (purchases) of subsidiary shares to/ (from) noncontrolling interests (Note 3)		(6)		180		(831)	(657)
Balances, December 31, 2023	$ —	$ 2,285	$ 34,090	$ (11,815)	$ (35,785)	$ 1,779	$ (9,446)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

Background

Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A. (also referred to herein as the U.S., the United States or the United States of America), whose subsidiaries and affiliates and their licensees are primarily engaged in the manufacture and sale of cigarettes and smoke-free products. Throughout these financial statements, the term "PMI" refers to Philip Morris International Inc. and its subsidiaries.

Smoke-free products (also referred to herein as "SFPs") is the term PMI primarily uses to refer to all of its products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine. In addition, SFPs include wellness and healthcare products, as well as consumer accessories such as lighters and matches.

Reduced-risk products ("RRPs") is the term PMI uses to refer to products that present, are likely to present, or have the potential to present less risk of harm to smokers who switch to these products versus continuing smoking. PMI has a range of RRPs in various stages of development, scientific assessment and commercialization. PMI's RRPs are smoke-free products that contain and/or generate far lower quantities of harmful and potentially harmful constituents than found in cigarette smoke.

"Platform 1" is the term PMI uses to refer to PMI's reduced-risk product that uses a precisely controlled heating device into which a specially designed and proprietary tobacco unit is inserted and heated to generate an aerosol.

Basis of presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things: pension and benefit plan assumptions; useful lives and valuation assumptions of goodwill and other intangible assets; valuation assumptions for non-marketable equity securities; marketing programs, and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include PMI, as well as its wholly owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20%-50% ownership interest) are accounted for under the equity method of accounting. Investments not accounted for under the equity method of accounting are measured at fair value, if it is readily determinable, with changes in fair value recognized in net income. Investments without readily determinable fair values, non-marketable equity securities, are measured and recorded using a measurement alternative that values the security at cost minus any impairment. All intercompany transactions and balances have been eliminated.

In the fourth quarter of 2022, PMI acquired a controlling interest of the total issued shares in Swedish Match AB ("Swedish Match"). The operating results of Swedish Match are included in a separate segment. In the third quarter of 2021, PMI acquired Fertin Pharma A/S, Vectura Group plc. and OtiTopic, Inc. On March 31, 2022, PMI launched a Wellness and Healthcare business consolidating these entities, Vectura Fertin Pharma. The operating results of this business are reported in the Wellness and Healthcare segment. For further details on these acquisitions, see Note 3. *Acquisitions* and Note 13. *Segment Reporting*.

To further support the growth of PMI's smoke-free business, reinforce consumer centricity, and increase the speed of innovation and deployment, in January 2023, PMI began managing its business in four geographical segments, down from six previously, in addition to its continuing Swedish Match and Wellness and Healthcare segments. The four geographical segments are as follows: Europe Region; South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA"); East Asia, Australia, and PMI Duty Free Region ("EA, AU & PMI DF"); and Americas Region.

Certain prior years' amounts have been reclassified to conform with the current year's presentation. As a result of the new regional structure discussed above, certain goodwill amounts under the former six geographical segments were reallocated to the four geographical segments under the new structure. For further details, see Note 5. *Goodwill and Other Intangible Assets, net*. These reclassifications did not impact PMI's consolidated financial position, results of operations or cash flows in any of the periods presented.

Note 2.

Summary of Significant Accounting Policies:

Acquisitions

PMI uses the acquisition method of accounting for acquired businesses. Under the acquisition method, PMI's consolidated financial statements reflect the operations of an acquired business starting from the closing date of the acquisition. PMI allocates the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on the estimated fair values as of the acquisition date. Any residual purchase price is recorded as goodwill. The fair value of assets acquired and liabilities assumed in certain cases may be subject to revision based on the final determination of fair value during a period of time not to exceed 12 months from the acquisition date. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration are recognized in marketing, administration and research costs in the consolidated statement of earnings. Transaction costs are expensed as incurred.

If PMI determines that assets acquired do not meet the definition of a business, the transaction will be accounted for as an acquisition of assets rather than a business combination and, therefore, no goodwill will be recorded. In an asset acquisition, acquired in-process research and development ("IPR&D") with no alternative future use is charged to expense.

Cash and cash equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Depreciation and Amortization

Property, plant and equipment are stated at historical cost and depreciated primarily using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated primarily over periods ranging from 3 to 15 years, and buildings and building improvements primarily over periods up to 40 years.

Definite-lived intangible assets are amortized over their useful lives. For further details, see Note 5. *Goodwill and Other Intangible Assets, net*.

Employee benefit plans

PMI provides a range of benefits to its employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). PMI records annual amounts relating to these plans based on calculations specified under U.S. GAAP. PMI recognizes the funded status of its defined pension and postretirement plans on the consolidated balance sheets. The funded status is measured as the difference between the fair value of the plans assets and the benefit obligation. PMI measures the plan assets and liabilities at the end of the fiscal year. For defined benefit pension plans, the benefit obligation is the projected benefit obligation. For the postretirement health care plans, the benefit obligation is the accumulated postretirement benefit obligation. Any plan with an overfunded status is recognized as an asset, and any plan with an underfunded status is recognized as a liability. Any gains or losses and prior service costs or credits that have not been recognized as a component of net periodic benefit costs are recorded as a component of other comprehensive earnings (losses), net of deferred taxes. PMI elects to recognize actuarial gains/(losses) using the corridor approach.

Fair value measurements

PMI follows ASC 820, *Fair Value Measurements and Disclosures* with respect to assets and liabilities that are measured at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of input that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Foreign currency translation

PMI translates the results of operations of its subsidiaries and affiliates, except those operating in highly inflationary economies, using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders' (deficit) equity. In addition, some of PMI's subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies.

PMI applies highly inflationary accounting if the cumulative inflation rate in an economy for a three-year period meets or exceeds 100%. Subsidiaries operating in highly inflationary economies use the U.S. dollar as the functional currency. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses resulting from remeasurement adjustments are recorded within marketing, administration and research costs in the consolidated statements of earnings.

Goodwill and non-amortizable intangible assets valuation

PMI tests goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review. PMI performs its annual impairment analysis in the second quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired.

Hedging instruments

Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive losses on the consolidated balance sheet or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive losses are reclassified to the consolidated statements of earnings, into the same line item as the impact of the underlying transaction, in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

Impairment of long-lived assets

PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the lower of carrying value or estimated proceeds to be received less costs of disposal.

Investment in non-marketable equity securities

Non-marketable equity securities are subject to periodic impairment reviews during which PMI considers both qualitative and quantitative factors that may have a significant impact on the investees' fair value. Upon determining that an impairment may exist, the security's fair value is calculated and compared to its carrying value, and an impairment is recognized immediately if the carrying value exceeds the fair value.

Impairment of equity method investments

Equity method investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. PMI determines whether a loss is other than temporary by considering the length of time and extent to which the fair value of the equity investment has been less than the carrying amount, the financial condition of the equity investment, and the intent to retain the investment for a period of time is sufficient to allow for any anticipated recovery in market value.

Income taxes

Income taxes are provided on all earnings for jurisdictions outside the United States. These provisions, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in PMI's consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions. PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings. PMI recognizes income taxes associated with Global Intangible Low-Taxed Income ("GILTI") taxes as current period expense rather than including these amounts in the measurement of deferred taxes.

Inventories

Inventories are stated at the lower of cost or net realizable value. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset, although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

Leases

PMI determines that a contract contains a lease if the contract conveys a right to control the use of the identified asset for a period of time in exchange for consideration. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is amortized based on production activity or the lease term. Lease expense is recorded in cost of sales or marketing, administration and research costs depending on the nature of the leased item. At lease commencement, PMI recognizes lease liabilities and the corresponding right-of-use assets (at the present value of future payments) for predominately all of its leases. The recognition of the right-of-use asset and lease liability includes renewal options when it is reasonably certain that they will be exercised. Certain of PMI's leases include payments that are based on changes to an index or on actual usage. These lease payments are adjusted periodically and are included within variable lease costs. PMI accounts for lease and nonlease components as a single-lease component with the exception of its vehicle leases, of which PMI accounts for the lease components separately from the nonlease components. Additionally, leases with an initial term of 12 months or less are not included in the right-of-use asset or lease liability on the consolidated statement of financial position.

Marketing costs

PMI supports its products with advertising, adult consumer engagement and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives, e-commerce, mobile and other digital platforms, adult consumer activation and promotion activities, as well as costs associated with adult consumer experience outlets and other adult consumer touchpoints and volume-based incentives. Advertising, as well as certain consumer engagement and trade activities costs, are expensed as incurred. Trade promotions are recorded as a reduction of revenues based on amounts estimated as being due to customers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer engagement expenses are charged to earnings based on estimated sales and related expenses for the full year.

Revenue recognition

PMI recognizes revenue primarily through the manufacture and sale of cigarettes and smoke-free products, including heat-not-burn, vapor and oral nicotine products. The majority of PMI revenues are generated by sales through direct and indirect distribution networks with short-term payment conditions and where control is typically transferred to the customer either upon shipment or delivery of goods. PMI evaluates the transfer of control through evidence of the customer's receipt and acceptance, transfer of title, PMI's right to payment for those products and the customer's ability to direct the use of those products upon receipt. Typically, PMI's performance obligations are satisfied and revenue is recognized either upon shipment or delivery of goods.

In certain instances, PMI facilitates shipping and handling activities after control has transferred to the customer. PMI has elected to record all shipping and handling activities as costs to fulfill a contract. The shipping and handling costs that have not been incurred at the time revenue is recognized are accrued. The transaction price is typically based on the amount billed to the customer and includes estimated variable consideration, where applicable. Such variable consideration is typically not constrained and is estimated based on the most likely amount that PMI expects to be entitled to under the terms of the contracts with customers, historical experience of discount or rebate redemption, where relevant, and the terms of any underlying discount or rebate programs, which may change from time to time as the business and product categories evolve. PMI has elected to exclude excise taxes collected from customers from the measurement of the transaction price, thereby presenting revenues net of excise taxes. Estimated costs associated with warranty programs are generally provided for in cost of sales in the period the related revenues are recognized.

Research and Development and Acquired In-Process Research and Development ("IPR&D")

Research and development costs are expensed as incurred.

In a business combination, the fair value of IPR&D acquired is initially capitalized and accounted for as indefinite-lived intangible assets until completion or abandonment of the projects. Upon completion, a determination as to the useful life is performed and the intangible asset is accounted for as a definite-lived intangible asset. Both the indefinite and definite-lived intangible assets are subject to impairment testing annually or more frequently if indicators exist. In an asset acquisition, the initial cost to acquire the IPR&D is expensed in the consolidated statements of earnings when the project has no alternative future use. PMI records these costs within marketing, administration and research costs in its consolidated statements of earnings.

Stock-based compensation

PMI measures compensation cost for all stock-based awards at fair value on date of grant and recognizes the compensation costs over the service periods for awards expected to vest. PMI's accounting policy is to estimate the number of awards expected to be forfeited and adjust the expense when it is no longer probable that the employee will fulfill the service condition. For further details, see Note 10. *Stock Plans*.

Note 3.

Acquisitions:

Transactions With Noncontrolling Interests

Turkey – In the first quarter of 2022, PMI acquired the remaining 25% stake of its holding in Philip Morris Tütün Mamulleri Sanayi ve Ticaret A.Ş. ("PMTM") (formerly Philsa Philip Morris Sabanci Sigara ve Tütüncülük Sanayi ve Ticaret A.Ş.) and 24.75% stake in Philip Morris Pazarlama ve Satiş A.Ş. ("PMPS") (formerly Philip Morris SA, Philip Morris Sabanci Pazarlama ve Satiş A.Ş.) from its Turkish partners, Sabanci Holding for a total acquisition price including transaction costs and remaining dividend entitlements of approximately $223 million. As a result of this acquisition, PMI owned 100% of these Turkish subsidiaries as of December 31, 2022. The purchase of the remaining stakes in these holdings resulted in a decrease to PMI's additional paid-in capital of $30 million and an increase to accumulated other comprehensive losses of $171 million primarily following the reclassification of accumulated currency translation losses from noncontrolling interests to PMI's accumulated other comprehensive losses during the first quarter of 2022.

In January 2023, PMI sold the acquired stakes of its holdings in PMTM and PMPS to Pioneers Tutun Yatirim Anonim Sirketi ("Pioneers") for a consideration of approximately $258 million, including transaction costs and dividend entitlements. The sale resulted in an increase to PMI's additional paid-in capital of $36 million and a decrease to accumulated other comprehensive losses of $179 million, following the reclassification of accumulated other comprehensive losses from PMI's accumulated other comprehensive losses to noncontrolling interests.

Business Combinations

Swedish Match AB – On November 11, 2022 (the acquisition date), Philip Morris Holland Holdings B.V. ("PMHH"), a wholly owned subsidiary of PMI, acquired a controlling interest of 85.87% of the total issued shares in Swedish Match AB ("Swedish Match") and acquired 94.81% of its outstanding shares as of December 31, 2022. The shares were acquired through acceptances of the tender offer and a series of open market and over-the-counter purchases. PMI funded the acquisition through cash on-hand and debt proceeds, as described in Note 8. *Indebtedness*. The aggregate cash paid as of the acquisition date was $14,460 million (or $13,976 million net of cash acquired), which was included in investing activities in the consolidated statements of cash flows for the year ended December 31, 2022. The cash paid in connection with the additional purchases of the noncontrolling interests after the acquisition date and through December 31, 2022 amounted to $1,495 million and was included in financing activities in the consolidated statements of cash flows for the year ended December 31, 2022.

In accordance with the Swedish Companies Act, PMI subsequently exercised its right to initiate arbitral proceedings to compulsorily redeem the remaining shares for which acceptances were not received and obtained legal title to 100% of the shares in Swedish Match on February 17, 2023. Cash paid in connection with such legal title, together with an immaterial amount attributable to open market purchases that were executed in December 2022 but settled in January 2023, amounted to $883 million and was included in financing activities in the consolidated statements of cash flows for the year ended December 31, 2023. While PMI paid the referenced amounts and acquired legal title to the shares, under the Swedish Companies Act the redemption process was not complete until the final redemption price was determined by an arbitral tribunal. On September 12, 2023, the arbitral tribunal determined the final redemption price to be Swedish krona (SEK) 115.07, unchanged from the SEK 115.07 that PMI paid per share in connection with obtaining legal title to the shares. This process was completed in the fourth quarter of 2023 when the opportunity to appeal the arbitral tribunal determination ended.

Swedish Match is a market leader in oral nicotine delivery with a significant presence in the United States market. The acquisition will accelerate PMI's transformation to become a smoke-free company with a comprehensive global smoke-free portfolio with leadership positions in heat-not-burn, and the fastest growing category of oral nicotine, with the potential for accelerated international expansion.

In November 2023, PMI finalized all measurement period adjustments related to the Swedish Match acquisition. The table below summarizes the final purchase price allocation for the fair value of assets acquired and liabilities assumed as of the acquisition date:

(in millions)	Preliminary Purchase Price Allocation Recognized as of the acquisition date	Measurement Period Adjustments during 2023	Final Purchase Price Allocation Recognized as of the acquisition date
Cash and cash equivalents	$ 484	$ —	$ 484
Trade receivables	135	—	135
Other receivables	53	—	53
Inventories	444	(7)	437
Other current assets	524	(109)	415
Property, plant and equipment	627	50	677
Other intangible assets	4,512	3,356	7,868
Other non-current assets	214	2	216
Current portion of long-term debt	224	—	224
Accounts payable	120	—	120
Other current liabilities	531	1	532
Income taxes	14	—	14
Long-term debt	1,126	(5)	1,121
Deferred income taxes	1,253	717	1,970
Other non-current liabilities	187	9	196
Identifiable net assets acquired	3,538	2,570	6,108
Noncontrolling interest	2,379	—	2,379
Goodwill	13,301	(2,570)	10,731
Total consideration transferred	$ 14,460	$ —	$ 14,460

The total fair value step-up adjustment for inventories was $146 million, of which $125 million was recognized in cost of sales in the fourth quarter of 2022 and the remaining balance in the first quarter of 2023.

The fair value of long-term debt was primarily determined using readily available market prices as of the acquisition date and the total purchase price adjustment of $(107) million is being amortized as an increase to interest expense, net over the lives of the related debt.

Goodwill is primarily attributable to future growth opportunities, anticipated synergies in the U.S. and intangible assets that did not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Identifiable intangible assets of Swedish Match consist of:

	Type	Useful Life	Estimated Fair Value (in millions)	
Trademarks	Non-amortizable		$	3,133
Trademarks	Amortizable	20 - 30 years		1,067
Developed technology, including patents		10 years		113
Customer relationships		6 - 15 years		3,555
Total identifiable intangible assets			$	7,868

The significant assumptions used in determining the fair values of the identifiable intangible assets included royalty rates, revenue growth rates, profit margins, customer attrition rates and discount rates.

Trademarks primarily relate to $3,133 million for the *ZYN* trademark, which has been determined to have an indefinite life due to the fast growth and the leading position of the brand in the U.S. market. All other trademarks have been determined to have a useful life ranging between 20 - 30 years. The trademarks have been valued using the relief from royalty method supported by revenue growth rate assumptions and royalty rates disaggregated at the individual trademark level.

Developed technology, including patents, relates to the nicotine pouch technology of $113 million. These patents have been assigned a useful life of 10 years, which is in line with their protection period and have been valued using the comparable transactions and income methods.

Customer relationships have been valued by categories of customers and geographic locations, namely the U.S. market, Scandinavia, and other markets using the multiple periods excess earnings method. The significant assumptions included customer attrition rates disaggregated at the customer category level, the revenue growth rates, as well as profit margins.

PMI consolidated statements of earnings for the year ended December 31, 2022, include $316 million of net revenues and $(26) million of net losses associated with the results of operations of Swedish Match from the acquisition date to December 31, 2022. The operating results of Swedish Match are included in a separate segment.

Acquisition related transaction costs, which were comprised primarily of regulatory, financial advisory and legal fees, totaled $59 million for the year ended December 31, 2022, and were included in marketing, administration and research costs in the consolidated statements of earnings. Bridge and term loan credit agreement related fees associated with the issuance of debt amounted to $54 million, of which $37 million were capitalized at the acquisition date. The fair value of the noncontrolling interest was based on the tender offer as of the acquisition date.

Under the EU Merger Regulation, approval by the European Commission of PMI's acquisition of Swedish Match was conditional on PMHH's divestiture of Swedish Match's subsidiary, SMD Logistics AB ("SMDL"), following the completion of the offer to tender all shares in Swedish Match to PMHH. As a result, these assets were accounted for as assets held for sale and included within other current assets and other accrued liabilities in PMI's consolidated balance sheets at March 31, 2023 and December 31, 2022. PMI subsequently sold SMDL on June 30, 2023 and the transaction did not have a material impact on the consolidated statements of earnings for the year ended December 31, 2023.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of PMI and Swedish Match. In order to reflect the occurrence of the acquisition on January 1, 2021, as required, the unaudited pro forma financial information includes adjustments to reflect the following:

- incremental amortization expense to be incurred based on the current fair values of the identifiable intangible assets acquired;

- incremental cost of products sold related to the fair value adjustments associated with acquisition date inventory;

- additional interest expense associated with the issuance of debt to finance the acquisition, including the effects of the related derivative financial instruments designated to hedge interest rate risks as well as economic hedges;

- reclassification of non-recurring acquisition-related costs incurred during the year ended December 31, 2022, to the year ended December 31, 2021;

- impact of a deferred tax cost of $430 million in 2022 and $321 million in 2021 related to the theoretical unrealized foreign currency gains on intercompany loans related to the acquisition financing. These theoretical unrealized pre-tax foreign currency movements were fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in

PMI's consolidated statements of stockholders' (deficit) equity, while the corresponding deferred tax impacts were reflected in PMI's consolidated statements of earnings; and

- other immaterial items (i.e., the alignment of accounting policies from IFRS to US GAAP.)

The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations would have been had the acquisition been completed on January 1, 2021. In addition, the unaudited pro forma financial information is not a projection of future results of operations of the combined company, nor does it reflect the expected realization of any synergies or cost savings associated with the acquisition.

The unaudited pro forma financial information is as follows:

	For the Years Ended December 31,	
	---	---
(in millions)	2022	2021
Net revenues	$ 33,579	$ 33,488
Net earnings attributable to PMI	$ 8,779	$ 8,484

AG Snus - On May 6, 2021, PMI acquired 100% of AG Snus Aktieselskab ("AG Snus"), a company based in Denmark, and its Swedish subsidiary Tobacco House of Sweden AB fully owned by AG Snus, which operates in the oral tobacco (i.e. snus) and modern oral (i.e. nicotine pouches) product categories. The purchase price was $28 million in cash, net of cash acquired, with additional contingent payments of up to $10 million, primarily relating to product development and performance targets over a less than two-year period. In the fourth quarter of 2022, the additional contingent payment was settled for $9 million. The operating results of AG Snus are included in the Europe segment, and were not material.

Fertin Pharma – On September 15, 2021, PMI acquired 100% of Fertin Pharma A/S ("Fertin Pharma"), a company based in Denmark. Fertin Pharma is a developer and manufacturer of pharmaceutical and well-being products based on oral and intra-oral delivery systems. The acquisition was funded with existing cash. The total consideration of $821 million (DKK 5.2 billion) included cash of $580 million and the payment of $241 million related to the settlement of Fertin Pharma's indebtedness. The purchase price of $821 million was allocated to cash ($24 million), current assets including receivables and inventories ($69 million), non-current assets including property, plant and equipment ($228 million), goodwill ($378 million), and other intangible assets ($245 million, which primarily consisted of customer relationships, developed technology, and in-process research and development ("IPR&D")), partially offset by current liabilities ($44 million, which primarily consisted of accrued liabilities and accounts payable) and non-current liabilities ($79 million, primarily deferred income tax). Goodwill is primarily attributable to future growth opportunities provided by acquired R&D capabilities and any intangibles that did not qualify for separate recognition. The goodwill is not deductible for income tax purposes. The amortizable intangible assets are being amortized over their estimated useful lives of 8 to 19 years. During 2022, PMI did not record any measurement period adjustments to the purchase price allocation. The final purchase price allocation was reflected in the consolidated balance sheets as of December 31, 2022.

Vectura – During the third quarter and up to September 15, 2021, PMI acquired a controlling interest of 74.77% of the total issued shares in Vectura Group plc ("Vectura"), an inhaled therapeutics company based in the United Kingdom. The shares were acquired through a series of open market purchases and acceptances of the tender offer at a price of 165 pence per share. As a result of additional acceptances of the offer and the exercise of the right to acquire compulsorily the Vectura shares, in accordance with the applicable English law, PMI completed the acquisition of 100% of Vectura in the fourth quarter of 2021. The acquisition was funded with existing cash from a designated account operated solely for the purpose of funding this acquisition.

The total purchase price of $1,384 million (GBP 1.0 billion) for 100% of the Vectura shares was allocated to cash ($136 million), current assets including receivables and inventories ($89 million), non-current assets including property, plant and equipment ($67 million), goodwill ($780 million), and other intangible assets ($486 million, which primarily consisted of developed technology, and IPR&D), partially offset by current liabilities ($100 million, primarily accrued liabilities), and non-current liabilities ($74 million, primarily deferred income tax). Goodwill is primarily attributable to future growth opportunities provided by acquired R&D capabilities and any intangibles that did not qualify for separate recognition. The goodwill is not deductible for income tax purposes. The amortizable intangible assets are being amortized over their estimated useful lives of 3 to 13 years. During 2022, PMI made certain measurement period adjustments to the purchase price allocation to reflect facts and circumstances in existence as of the acquisition date, which resulted in an increase to goodwill of $190 million. The increase was primarily due to a decrease in other intangible assets ($233 million), and a decrease in deferred income tax liabilities ($43 million). The final purchase price allocation was reflected in the consolidated balance sheets as of December 31, 2022.

Pro forma results of operations for AG Snus, Fertin Pharma and Vectura have not been presented as the aggregate impact is not material to PMI's consolidated statements of earnings.

Altria Group, Inc. Agreement

On October 20, 2022, PMI announced that it had reached an agreement with Altria Group, Inc. ("Altria") to end the companies' relationship regarding the *IQOS* commercialization rights in the U.S. as of April 30, 2024. As a result of PMI reacquiring these rights, effective May 1, 2024, PMI will hold the full rights to commercialize *IQOS* in the U.S. As part of the agreement, PMI agreed to pay a total cash consideration of $2.7 billion, with $1.0 billion paid at the inception of the agreement and the remaining $1.7 billion (plus interest, at a per annum rate equal to six percent (6%)), to be paid by July 2023 at the latest. The cash consideration paid at the inception of the agreement of $1.0 billion has been accounted for within other assets in PMI's consolidated balance sheets as of December 31, 2023 and 2022. The remaining consideration of $1.7 billion plus interest was paid to Altria on July 14, 2023 and has been accounted for within other assets in PMI's consolidated balance sheets as of December 31, 2023. PMI will finalize the accounting for this transaction by assigning the consideration to the respective assets in May 2024, when PMI can exercise its ability to commercialize *IQOS* in the U.S. For further details on PMI's agreement with Altria, see Note 18. *Contingencies*.

Asset Acquisition

On August 9, 2021, PMI acquired 100% of OtiTopic, Inc., a U.S. respiratory drug development company with a late-stage dry powder inhalation aspirin treatment for acute myocardial infarction. The transaction price was $38 million in cash, plus transaction costs, with additional contingent payment of $13 million, primarily related to certain key milestones that PMI deemed probable. Additionally, PMI may owe up to $25 million in future additional contingent payments dependent upon the achievement of certain milestones. PMI accounted for this transaction as an asset acquisition since the IPR&D of the dry powder inhalation aspirin treatment represented substantially all of the fair value of the gross assets acquired. At the date of acquisition, PMI determined that the acquired IPR&D had no alternative future use. As a result, PMI recorded a charge of $51 million to research and development costs within marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2021.

As previously discussed in Note 1. *Background and Basis of Presentation* on March 31, 2022, PMI launched a Wellness and Healthcare business, Vectura Fertin Pharma, which consolidated Fertin Pharma, Vectura and OtiTopic, Inc. into one operating segment.

Note 4.

War in Ukraine:

Since the onset of the war in Ukraine in February 2022, PMI's main priority has been the safety and security of its employees and their families in the country.

Ukraine

PMI temporarily suspended its commercial and manufacturing operations in Ukraine, including the closing of its factory in Kharkiv at the end of February 2022, in order to preserve the safety of its employees. PMI subsequently resumed some retail activities where safety allowed, in order to provide product availability and service to adult consumers, and began to supply the market from production centers outside Ukraine, as well as through a contract manufacturing arrangement. Production at the factory in Kharkiv remains suspended. PMI is not aware of any major damage to its production facilities, inventories or other assets in Ukraine. On June 20, 2023, PMI announced the investment of $30 million in a new production facility in the Lviv region, in Western Ukraine. In the fourth quarter of 2023, as a result of the completion of certain preparatory work for this new production facility, PMI recorded impairment of certain long-lived assets. As of December 31, 2023, PMI's Ukrainian operations had approximately $446 million in total assets, excluding intercompany balances. These total assets included $82 million and $304 million in receivables and inventories, respectively.

Russia

PMI has suspended its planned investments in the Russian Federation including all new product launches and commercial, innovation, and manufacturing investments. PMI has also taken steps to scale down its manufacturing operations in Russia amid ongoing supply chain disruptions and the evolving regulatory environment. PMI is continuously assessing the evolving situation in Russia, including recent regulatory constraints in the market that entail very complex terms and conditions that must be met for any divestment transaction to be granted approval by the authorities, and restrictions resulting from international regulations. As a result of PMI continuing operations within Russia as of December 31, 2023, it has not recorded an impairment of long-lived and other assets. However, PMI recorded specific asset write downs in 2022 as referred to in the table below. PMI's Russian operations as of December 31, 2023 had approximately $2.7 billion in total assets, excluding intercompany balances. These total assets included $773 million, $494 million, $948 million, $261 million and $167 million in cash (primarily held in local currency), receivables, inventories, property, plant and equipment and goodwill, respectively. In addition, there was approximately $1,182 million of cumulative foreign currency translation losses reflected in accumulated other comprehensive losses in the consolidated statement of stockholders' equity as of December 31, 2023.

For the years ended December 31, 2023 and 2022, PMI recorded in its consolidated statements of earnings pre-tax charges related to circumstances driven by the war as follows:

(in millions)	2023			2022		
	Cost of sales	Marketing, administration and research costs	Total	Cost of sales	Marketing, administration and research costs	Total
Ukraine [1]	$ 15	$ 38	$ 53	$ 42	$ 36	$ 78
Russia [2]	—	—	—	20	53	73
Total	$ 15	$ 38	$ 53	$ 62	$ 89	$ 151

[1] The 2023 pre-tax charges were primarily due to the cost of PMI's humanitarian efforts, which includes salary continuation for its employees, severance payments, as well as an impairment of certain long-lived assets in the fourth quarter of 2023. The 2022 pre-tax charges were primarily due to an inventory write-down, additional allowance for receivables and the cost of PMI's humanitarian efforts, which includes salary continuation for its employees.

[2] The 2022 pre-tax charges were primarily due to machinery and inventory write downs related to the commercial decisions noted above.

PMI will continue to monitor the situation as it evolves and will determine if further charges are needed.

Note 5.

Goodwill and Other Intangible Assets, net:

2023 Annual impairment review of goodwill and non-amortizable intangible assets

During the second quarter of 2023, PMI completed its annual review of goodwill and non-amortizable intangible assets for potential impairment. Based on this review, it was determined that the estimated fair value of the Wellness and Healthcare reporting unit was lower than its carrying value. Consequently, PMI recorded a goodwill impairment charge of $665 million in the consolidated statements of earnings for the year ended December 31, 2023, reflecting the impact of reduced estimated future cash flows, which were primarily attributable to clinical trial results that became available in June 2023 for an inhalable aspirin product being developed by the Wellness and Healthcare business. While it was observed that the experimental product had a rapid onset of effect, which is the key medical advantage sought, there was significant variability in inhaled dose among subjects. The study was therefore deemed unsuccessful and, as a result, product design improvements are required. PMI had planned to file a new drug application for this product with the U.S. Food and Drug Administration later this year. However, additional time is now required to evaluate design improvements and the corresponding less certain outcome. The cash flow estimates were also adversely impacted by slower-than-anticipated development of the contract development and manufacturing organization ("CDMO") business, including challenges associated with increased cost related to certain key products. The goodwill impairment charge is not deductible for income tax purposes. Additionally, as a result of the impairment test of non-amortizable intangible assets, PMI recorded a pre-tax impairment charge of $15 million for an in-process research and development project related to one of PMI's 2021 acquisitions. This pre-tax impairment charge of $15 million was recorded within marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023.

The Wellness and Healthcare reporting unit's fair value was determined using the discounted cash flow model. PMI will continue to monitor this reporting unit as any changes in assumptions and estimates, unfavorable clinical trial results, failure to obtain regulatory approvals or other market factors could result in additional future goodwill and other intangible asset impairments. Certain Wellness and Healthcare products include components or gases which may be subject to enhanced regulations that could impact the related product development and market strategies. This may also lead to supply disruptions that could result in additional future impairments.

While PMI's remaining reporting units have fair values substantially in excess of their carrying values, there are still risks related to PMI's Russian reporting unit's assets as the fair value of these assets is difficult to predict due to the volatility in foreign currency and commodity markets, supply chain, and current economic, political and social conditions. For more information see Note 4. *War in Ukraine*. PMI performed a quantitative impairment assessment for all of its reporting units and non-amortizable intangible assets with the exception of the Swedish Match segment. As the purchase price allocation for the acquisition of Swedish Match was preliminary at that time of the annual review, PMI performed a qualitative impairment assessment and concluded that it was not more likely than not that the fair value of the Swedish Match reporting units and its non-amortizable intangible assets were less than the respective carrying amounts.

Goodwill

The movements in goodwill were as follows:

(in millions)	Europe	SSEA, CIS & MEA	EA, AU & PMI DF	Americas	Swedish Match	Wellness & Healthcare	Total
Balances at January 1, 2022	$ 1,455	$ 3,143	$ 540	$ 611	$ —	$ 931	$ 6,680
Changes due to:							
Acquisitions	—	—	—	—	13,301	—	13,301
Currency	(85)	(274)	(47)	4	(5)	(109)	(516)
Other	—	—	—	—	—	190	190
Balances, December 31, 2022	1,370	2,869	493	615	13,296	1,012	19,655
Changes due to:							
Impairment	—	—	—	—	—	(665)	(665)
Currency	69	8	(1)	89	151	43	359
Measurement period adjustments	—	—	—	—	(2,570)	—	(2,570)
Balances, December 31, 2023	$ 1,439	$ 2,877	$ 492	$ 704	$ 10,877	$ 390	$ 16,779

As discussed in Note 1. *Background and Basis of Presentation*, in January 2023, PMI began managing its business in four geographical segments, Swedish Match segment and Wellness and Healthcare segment. As a result, the January 1, 2022 and December 31, 2022 goodwill balances in the table above included the reclassifications from the former six geographical segments to the four geographical segments under the new structure.

The increase in goodwill in 2022 was due primarily to the final purchase price allocation associated with Vectura Group plc acquisition in 2021 (reflected in "changes due to other" in Wellness and Healthcare segment) and the preliminary purchase price allocation associated with the Swedish Match AB acquisition in the fourth quarter of 2022, partially offset by currency movements. For further details on these business combinations, see Note 3. *Acquisitions*.

The decrease in goodwill in 2023 was primarily due to the measurement period adjustments to the Swedish Match final purchase price allocation (see Note 3, *Acquisitions*), coupled with the impairment discussed above and partially offset by currency movements.

At December 31, 2023, goodwill primarily reflects PMI's acquisitions of Swedish Match AB, Fertin Pharma A/S and Vectura Group plc., as well as acquisitions in Greece, Indonesia, Mexico, the Philippines and Serbia.

Other Intangible Assets

Details of other intangible assets were as follows:

(in millions)	Weighted-Average Remaining Useful Life	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Non-amortizable intangible assets		$ 4,543		$ 4,543	$ 3,346		$ 3,346
Amortizable intangible assets:							
Trademarks	16 years	2,267 $	784	1,483	2,050 $	674	1,376
Developed technology, including patents	7 years	774	329	445	975	243	732
Customer relationships and other	12 years	3,843	450	3,393	1,390	112	1,278
Total other intangible assets		$ 11,427 $	1,563 $	9,864	$ 7,761 $	1,029 $	6,732

Non-amortizable intangible assets substantially consist of the *ZYN* trademark and other trademarks related to acquisitions in Indonesia and Mexico. The increase since December 31, 2022 was due to the measurement period adjustments to the Swedish Match final purchase price allocation in the amount of $1,056 million (see Note 3, *Acquisitions*), coupled with currency movements of $156 million, partially offset by an impairment for an in-process research and development project related to one of PMI's 2021 acquisitions discussed above.

The increase in the gross carrying amount of amortizable intangible assets from December 31, 2022, was mainly due to the measurement period adjustments to the Swedish Match final purchase price allocation in the amount of $2,300 million (see Note 3, *Acquisitions*), coupled with currency movements of $161 million.

The change in the accumulated amortization from December 31, 2022, was mainly due to the 2023 amortization of $497 million, coupled with currency movements of $37 million. The amortization of intangibles for the years ended December 31, 2023 was recorded in cost of sales of $58 million and in marketing, administration and research costs of $439 million on PMI's consolidated statements of earnings.

Amortization expense on a pre-tax basis for each of the next five years is estimated to be approximately $470 million or less, assuming no additional transactions occur that require the amortization of intangible assets. Additionally, the estimated future amortization expense could significantly increase following the reacquisition of *IQOS* commercialization rights in the U.S. from Altria Group, Inc. (see Note 3, *Acquisitions*), the accounting for which will depend on the facts and circumstances effective May 1, 2024, when PMI will hold the full rights.

2022 Impairment of Other Intangibles

In the third quarter of 2022, PMI recorded a pre-tax impairment charge of $112 million, reflecting the impact of general economic and market conditions resulting in a reduction in future estimated cash flows on certain products within the Wellness and Healthcare segment. The impairment reduced the carrying values of developed technology definite-lived intangible assets in the Wellness and Healthcare segment to $325 million. The fair value of these intangible assets was primarily determined using the multi-period excess earnings method. This impairment charge was recorded within cost of sales in the consolidated statements of earnings for the year ended December 31, 2022.

Note 6.

Related Parties - Equity Investments and Other:

Equity Method Investments:

At December 31, 2023 and 2022, PMI had total equity method investments of $1,309 million and $1,000 million, respectively. Equity method investments are initially recorded at cost. Under the equity method of accounting, the investment is adjusted for PMI's proportionate share of earnings or losses, dividends, capital contributions, changes in ownership interests and movements in currency translation adjustments. The carrying value of our equity method investments at December 31, 2023 and 2022, exceeded our share of the investees' book value by $907 million and $750 million, respectively. The difference between the investment carrying value and the amount of underlying equity in net assets is mainly attributable to equity method goodwill, convertible debt instruments, and definite-lived intangible assets and other assets. The difference related to the definite-lived intangibles and other assets at December 31, 2023 and 2022 of $31 million and $35 million, respectively, is amortized on a straight-line basis and is included in Equity investments and securities (income)/loss, net on the consolidated statements of earnings. At December 31, 2023 and 2022, PMI received year-to-date dividends from equity method investees of $57 million and $9 million, respectively.

PMI holds a 23% equity interest in Megapolis Distribution BV, the holding company of CJSC TK Megapolis, PMI's distributor in Russia (SSEA, CIS & MEA segment), which as of December 31, 2023 had a carrying value of $385 million. While as of December 31, 2023, there have been no impairment indicators based on the business' performance, there are still risks related to this investment as the fair value of these assets is difficult to predict due to the volatility in foreign currency and commodity markets, supply chain, and current economic, political and social conditions. For more information, see Note 4. *War in Ukraine*. Additionally, there was approximately $561 million of cumulative foreign currency translation losses associated with Megapolis Distribution BV reflected in accumulated other comprehensive losses in the consolidated statement of stockholders' equity as of December 31, 2023.

PMI holds a 49% equity interest in United Arab Emirates-based Emirati Investors-TA (FZC) ("EITA"). PMI holds an approximate 25% economic interest in Société des Tabacs Algéro-Emiratie ("STAEM"), an Algerian joint venture that is 51% owned by EITA and 49% by the Algerian state-owned enterprise Management et Développement des Actifs et des Ressources Holding ("MADAR Holding"), which manufactures and distributes under license some of PMI's brands (SSEA, CIS & MEA segment).

In April 2023, PMI increased its equity ownership and acquired 66.73% of Egyptian Investment Holding ("EIH"), a United Arab Emirates based company and as a result, acquired an approximate economic interest of 25% in United Tobacco Company ("UTC"). UTC is an entity incorporated in Egypt, which is 38% owned by EIH and manufactures products under license for Philip Morris Misr LCC ("PMM"), an entity incorporated in Egypt which is consolidated in PMI's financial statements in the SSEA, CIS & MEA segment.

The initial investments in Megapolis Distribution BV, EITA and UTC have been recorded at cost and are included in equity investments on the consolidated balance sheets. Transactions between these equity method investees and PMI subsidiaries are considered to be related-party transactions and are included in the tables below.

Equity securities:

On March 22, 2019, PMI's wholly owned subsidiary in Canada, Rothmans, Benson & Hedges Inc. ("RBH") obtained an initial order from the Ontario Superior Court of Justice granting it protection under the Companies' Creditors Arrangement Act ("CCAA"), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. The administration of the CCAA process, principally relating to the powers provided to the court under the CCAA and the oversight provided by the court appointed monitor, removes certain elements of control of the business from both PMI and RBH. As a result, PMI determined that it no longer had a controlling financial interest over RBH as defined in ASC 810 (Consolidation), and deconsolidated RBH as of the date of the CCAA filing. For further details, see Note 18, *Contingencies*.

Since the deconsolidation of RBH on March 22, 2019, PMI has accounted for its continuing investment in RBH in accordance with ASC 321 (Investments-Equity Securities) as an equity security, without readily determinable fair value, and recorded its continuing investment in RBH at fair value of $3,280 million at the date of deconsolidation, within equity investments. Developments in the CCAA process, including resolution through a plan of arrangement or compromise of some or all tobacco-related litigation pending in Canada may have a material adverse impact on the fair value of PMI's continuing investment in RBH and may result in impairment charges. Transactions between PMI and RBH are considered to be related-party transactions from the date of deconsolidation and are included in the tables below.

The fair value of PMI's other equity securities, which have been classified within Level 1, was $375 million and $326 million for the years ended December 31, 2023 and 2022, respectively. Unrealized pre-tax gains (losses) of $49 million and $43 million ($38 million and $33 million net of tax) on these equity securities were recorded in equity investments and securities (income)/loss, net on the consolidated statements of earnings for the years ended December 31, 2023 and 2022, respectively. For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

Other related parties:

United Arab Emirates-based Trans-Emirates Trading and Investments (FZC) ("TTI") holds a 33% non-controlling interest in Philip Morris Misr LLC ("PMM"), an entity incorporated in Egypt which is consolidated in PMI's financial statements in the SSEA, CIS & MEA segment. PMM sells, under license, PMI brands in Egypt through an exclusive distribution agreement with a local entity that is also controlled by TTI.

Godfrey Phillips India Ltd ("GPI") is one of the non-controlling interest holders in IPM India, which is a 56.3% owned PMI consolidated subsidiary in the SSEA, CIS & MEA segment. GPI also acts as contract manufacturer and distributor for IPM India.

Financial activity with the above related parties:

PMI's net revenues and expenses with the above related parties were as follows:

(in millions)		For the Years Ended December 31,				
		2023		2022		2021
Net revenues:						
Megapolis Group	$	**2,267**	$	2,485	$	2,207
Other		**1,286**		1,173		1,123
Net revenues [a]	$	**3,553**	$	3,658	$	3,330
Expenses:						
Other	$	**186**	$	119	$	69
Expenses	$	**186**	$	119	$	69

[a] Net revenues exclude excise taxes and VAT billed to customers.

PMI's balance sheet activity with the above related parties was as follows:

(in millions)		At December 31,		
		2023		2022
Receivables:				
Megapolis Group	$	**474**	$	478
Other		**236**		210
Receivables	$	**710**	$	688
Payables:				
Other	$	**18**	$	31
Payables	$	**18**	$	31

The activities with the above related parties are in the ordinary course of business, and are primarily for distribution, service fees, contract manufacturing and license agreements. PMI eliminated its respective share of all significant intercompany transactions with the equity method investees.

Note 7.

Product Warranty:

PMI's heat-not-burn devices and e-vapor products are subject to standard product warranties generally for a period of 12 months from the date of purchase or such other periods as required by law. PMI generally provides in cost of sales for the estimated cost of warranty in the period the related revenue is recognized. PMI assesses the adequacy of its accrued product warranties and adjusts the amounts as necessary based on actual experience and changes in future estimates. Factors that affect product warranties may vary across markets but typically include device version mix, product failure rates, logistics and service delivery costs, and warranty policies. PMI accounts for its product warranties within other accrued liabilities. At December 31, 2023 and December 31, 2022, these amounts were as follows:

	At December 31,	
(in millions)	**2023**	**2022**
Balance at beginning of period	**$ 104**	$ 113
Changes due to:		
Warranties issued	**60**	107
Settlements	**(83)**	(114)
Currency/Other	**(1)**	(2)
Balance at end of period	**$ 80**	$ 104

Note 8.

Indebtedness:

Short-Term Borrowings

At December 31, 2023 and 2022, PMI's short-term borrowings and related average interest rates consisted of the following:

	December 31, 2023		December 31, 2022	
(in millions)	**Amount Outstanding**	**Average Year-End Rate**	**Amount Outstanding**	**Average Year-End Rate**
Commercial paper	**$ 1,685**	**5.6 %**	$ 912	4.4 %
Bank loans	**283**	**8.9**	295	7.5
U.S. dollar credit facility borrowings related to Swedish Match AB acquisition	**—**	**—**	4,430	4.9
	$ 1,968		$ 5,637	

Given the mix of PMI's legal entities and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI's short-term borrowings at December 31, 2023 and 2022, based on current market interest rates, approximate carrying value.

Long-Term Debt

At December 31, 2023 and 2022, PMI's long-term debt consisted of the following:

(in millions)		December 31,	
		2023	2022
U.S. dollar notes, 0.875% to 6.375% (average interest rate 4.446%), due through 2044	$	30,272	$ 22,596
Foreign currency obligations:			
Euro notes, 0.125% to 3.125% (average interest rate 1.877%), due through 2039		8,526	8,116
Swiss franc note, 1.625%, due 2024		299	378
Euro credit facility borrowings related to Swedish Match AB acquisition, (average interest rate 4.453%), due through 2027		6,121	5,850
Swedish krona notes, 1.395% to 2.710% (average interest rate 2.016%), due through 2029		236	343
Other (average interest rate 6.027%), due through 2031 [a]		487	203
Carrying value of long-term debt		45,941	37,486
Less current portion of long-term debt		4,698	2,611
	$	41,243	$ 34,875

[a] Includes long-term bank loans at subsidiaries, as well as $53 million and $54 million in finance leases at December 31, 2023 and 2022, respectively.

The fair value of PMI's outstanding long-term debt, which is utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. At December 31, 2023 and 2022 the fair value of PMI's outstanding long-term debt, excluding the aforementioned finance leases, was as follows:

(in millions)		December 31,	
		2023	2022
Level 1	$	38,259	$ 28,919
Level 2		6,687	6,142

For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

Credit Facilities related to the Financing of the Swedish Match Acquisition

In connection with PMI's all-cash recommended public offer to the shareholders of Swedish Match, on May 11, 2022, PMI entered into a credit agreement relating to a 364-day senior unsecured bridge facility. The facility provided for borrowings up to an aggregate principal amount of $17 billion, expiring 364 days after the occurrence of certain events unless extended. On June 23, 2022, PMI entered into a €5.5 billion (approximately $5.8 billion at the date of signing) senior unsecured term loan credit agreement consisting of a €3.0 billion (approximately $3.2 billion at the date of signing) tranche expiring three years after the occurrence of certain events and a €2.5 billion (approximately $2.6 billion at the date of signing) tranche expiring on June 23, 2027. In connection with the term loan facility, the aggregate principal amount of commitments under the 364-day senior unsecured bridge facility was reduced from $17 billion to $11 billion. On November 11, 2022, PMI acquired a controlling interest of 85.87% of the total issued shares in Swedish Match and acquired 94.81% of its outstanding shares as of December 31, 2022. In accordance with the Swedish Companies Act, PMI subsequently exercised its right to compulsorily redeem the remaining shares for which acceptances were not received and obtained legal title to 100% of the shares in Swedish Match on February 17, 2023.

PMI borrowed $8.4 billion under the bridge facility by delivering notices of borrowing for advances of $7.9 billion and $0.5 billion on November 7, 2022 and November 10, 2022, respectively. On November 21, 2022 and February 17, 2023, PMI repaid $4.0 billion and $4.4 billion, respectively, under the bridge facility. Effective February 20, 2023, the remaining outstanding commitments under the bridge facility were fully canceled and the bridge facility agreement was terminated in accordance with its terms.

On November 7, 2022, PMI also delivered notices of borrowing for advances totaling €5.5 billion under the term loan facility, of which €3.0 billion will become due on November 9, 2025 and €2.5 billion will become due on June 23, 2027 unless prepaid pursuant to the terms of the credit agreement. As of December 31, 2023 and 2022, the €5.5 billion (approximately $6 billion) term loan facility was fully drawn and remained outstanding.

The proceeds under the bridge facility and the term loan facility were used, directly or indirectly, to finance the acquisition, including, the payment of related fees and expenses. For further details on this acquisition, see Note 3. *Acquisitions*.

Notes Outstanding:

PMI's notes outstanding at December 31, 2023, were as follows:

(in millions)

Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes		$900	2.875%	May 2019	May 2024
U.S. dollar notes		$750	3.250%	November 2014	November 2024
U.S. dollar notes		$1,000	5.125%	November 2022	November 2024
U.S. dollar notes		$750	1.500%	May 2020	May 2025
U.S. dollar notes		$750	3.375%	August 2015	August 2025
U.S. dollar notes		$750	5.000%	November 2022	November 2025
U.S. dollar notes		$750	2.750%	February 2016	February 2026
U.S. dollar notes		$1,250	4.875%	February 2023	February 2026
U.S. dollar notes	(a)	$450	4.875%	May 2023	February 2026
U.S. dollar notes		$750	0.875%	November 2020	May 2026
U.S. dollar notes		$500	3.125%	August 2017	August 2027
U.S. dollar notes		$1,500	5.125%	November 2022	November 2027
U.S. dollar notes		$1,000	4.875%	February 2023	February 2028
U.S. dollar notes	(b)	$550	4.875%	May 2023	February 2028
U.S. dollar notes		$500	3.125%	November 2017	March 2028
U.S. dollar notes	(c)	$50	4.000%	May 2013	May 2028
U.S. dollar notes		$650	5.250%	September 2023	September 2028
U.S. dollar notes		$750	3.375%	May 2019	August 2029
U.S. dollar notes		$1,250	5.625%	November 2022	November 2029
U.S. dollar notes		$1,500	5.125%	February 2023	February 2030
U.S. dollar notes	(d)	$700	5.125%	May 2023	February 2030
U.S. dollar notes		$750	2.100%	May 2020	May 2030
U.S. dollar notes		$700	5.500%	September 2023	September 2030
U.S. dollar notes		$750	1.750%	November 2020	November 2030
U.S. dollar notes		$1,500	5.750%	November 2022	November 2032
U.S. dollar notes		$1,500	5.375%	February 2023	February 2033
U.S. dollar notes	(e)	$750	5.375%	May 2023	February 2033
U.S. dollar notes		$1,000	5.625%	September 2023	September 2033
U.S. dollar notes		$1,500	6.375%	May 2008	May 2038
U.S. dollar notes		$750	4.375%	November 2011	November 2041
U.S. dollar notes		$700	4.500%	March 2012	March 2042
U.S. dollar notes		$750	3.875%	August 2012	August 2042
U.S. dollar notes		$850	4.125%	March 2013	March 2043
U.S. dollar notes		$750	4.875%	November 2013	November 2043
U.S. dollar notes		$750	4.250%	November 2014	November 2044
U.S. dollar notes	(f)	$500	4.250%	May 2016	November 2044
EURO notes	(g)	€600 (approximately $761)	2.875%	May 2012	May 2024
EURO notes	(c)	€300 (approximately $308)	0.875%	September 2016	September 2024
EURO notes	(g)	€500 (approximately $582)	0.625%	November 2017	November 2024
EURO notes	(g)	€750 (approximately $972)	2.750%	March 2013	March 2025
EURO notes	(c)	€200 (approximately $205)	1.200%	November 2017	November 2025
EURO notes	(c)	€50 (approximately $51)	1.200%	December 2020	November 2025
EURO notes	(c)	€50 (approximately $51)	1.200%	June 2021	November 2025

Type		Face Value	Interest Rate	Issuance	Maturity
EURO notes	(g)	€1,000 (approximately $1,372)	2.875%	March 2014	March 2026
EURO notes	(g)	€500 (approximately $557)	0.125%	August 2019	August 2026
EURO notes	(c)	€300 (approximately $308)	0.875%	February 2020	February 2027
EURO notes	(g)	€500 (approximately $697)	2.875%	May 2014	May 2029
EURO notes	(g)	€750 (approximately $835)	0.800%	August 2019	August 2031
EURO notes	(g)	€500 (approximately $648)	3.125%	June 2013	June 2033
EURO notes	(g)	€500 (approximately $578)	2.000%	May 2016	May 2036
EURO notes	(g)	€500 (approximately $582)	1.875%	November 2017	November 2037
EURO notes	(g)	€750 (approximately $835)	1.450%	August 2019	August 2039
Swiss franc notes	(g)	CHF250 (approximately $283)	1.625%	May 2014	May 2024
Swedish krona notes	(c)	SEK1,000 (approximately $95)	2.710%	January 2019	January 2026
Swedish krona notes	(c)	SEK700 (approximately $67)	1.395%	February 2021	February 2026
Swedish krona notes	(c)	SEK100 (approximately $10)	1.395%	March 2021	February 2026
Swedish krona notes	(c)	SEK200 (approximately $19)	1.395%	September 2021	February 2026
Swedish krona notes	(c)	SEK200 (approximately $19)	1.395%	January 2022	February 2026
Swedish krona notes	(c)	SEK300 (approximately $29)	2.190%	April 2021	April 2029

[a] These notes are a further issuance of the 4.875% notes issued in February 2023.

[b] These notes are a further issuance of the 4.875% notes issued in February 2023.

[c] Notes issued by Swedish Match AB. USD equivalents for foreign currency notes were calculated based on exchange rates on the date of acquisition.

[d] These notes are a further issuance of the 5.125% notes issued in February 2023.

[e] These notes are a further issuance of the 5.375% notes issued in February 2023.

[f] These notes are a further issuance of the 4.250% notes issued by PMI in November 2014.

[g] USD equivalents for foreign currency notes were calculated based on exchange rates on the date of issuance.

The net proceeds from the sale of the securities listed in the table above were primarily used for general corporate purposes, including working capital requirements and repurchase of PMI's common stock. On February 17, 2023, PMI applied a portion of the net proceeds of the February 2023 debt issuances to prepay $4.4 billion under its bridge facility, which represented all borrowings outstanding under the bridge facility. PMI used a portion of the May 2023 net proceeds to pay the remaining cash consideration due in accordance with the terms of its agreement with Altria. For further details on PMI's agreement with Altria, see Note 3. *Acquisitions*. The remaining net proceeds of the February and May 2023 offerings, as well as the September 2023 offering have been used for general corporate purposes.

Aggregate maturities:

Aggregate maturities of long-term debt are as follows:

(in millions)		
2024	$	4,709
2025		6,785
2026		5,117
2027		5,141
2028		2,771
2029-2033		13,312
2034-2038		2,613
Thereafter		5,885
		46,333
Debt discounts and fair value adjustments		(392)
Total long-term debt	$	45,941

Revolving Credit Facilities

At December 31, 2023, PMI's total committed revolving credit facilities were as follows:

Type (in billions)	Committed Revolving Credit Facilities	
364-day revolving credit, expiring January 30, 2024 [1]	$	1.8
Multi-year revolving credit, expiring February 10, 2026 [2]		2.0
Multi-year revolving credit, expiring September 29, 2026 [3] [4]		2.5
Total facilities	$	6.3

[1] On January 24, 2024, PMI entered into an agreement to extend the term of its 364-day committed revolving credit facility in the amount of $1.7 billion from January 30, 2024, to January 28, 2025.

[2] On January 28, 2022, PMI entered into an agreement, effective February 10, 2022, to amend and extend the term of its $2.0 billion multi-year revolving credit facility, for an additional year covering the period February 11, 2026 to February 10, 2027, in the amount of $1.9 billion.

[3] Includes pricing adjustments that may result in the reduction or increase in both the interest rate and commitment fee under the credit agreement if PMI achieves, or fails to achieve, certain specified targets.

[4] On September 20, 2022, PMI entered into an agreement, effective September 29, 2022, to amend and extend the term of its $2.5 billion multi-year revolving credit facility, for an additional year covering the period September 30, 2026 to September 29, 2027, in the amount of $2.3 billion. On September 20, 2023, PMI entered into an agreement, effective September 29, 2023, to amend and further extend the term to September 29, 2028.

At December 31, 2023, there were no borrowings under these committed revolving credit facilities, and the entire committed amounts were available for borrowing.

In addition to the committed revolving credit facilities discussed above, PMI maintains certain short-term credit arrangements, including uncommitted credit lines, to primarily meet working capital needs. These credit arrangements amounted to approximately $2.7 billion at December 31, 2023, and approximately $1.9 billion at December 31, 2022. Borrowings under these arrangements and other bank loans amounted to $283 million at December 31, 2023, and $295 million at December 31, 2022.

Note 9.

Capital Stock:

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2021	2,109,316,331	(551,942,600)	1,557,373,731
Repurchase of shares		(8,514,629)	(8,514,629)
Issuance of stock awards		1,310,891	1,310,891
Balances, December 31, 2021	2,109,316,331	(559,146,338)	1,550,169,993
Repurchase of shares		(1,966,730)	(1,966,730)
Issuance of stock awards		2,014,448	2,014,448
Balances, December 31, 2022	2,109,316,331	(559,098,620)	1,550,217,711
Repurchase of shares		—	—
Issuance of stock awards		2,206,820	2,206,820
Balances, December 31, 2023	2,109,316,331	(556,891,800)	1,552,424,531

On June 11, 2021, PMI's Board of Directors authorized a new share repurchase program of up to $7 billion, with target spending of $5 billion to $7 billion over a three-year period. On July 22, 2021, PMI began repurchasing shares under this new share repurchase program. From July 22, 2021 through March 31, 2022, PMI repurchased 10.5 million shares of its common stock at a cost of approximately $1.0 billion. During the first three months of 2022, PMI repurchased 2.0 million shares of its common stock at a cost of $199 million. On May 11, 2022, PMI announced the suspension of its three-year share repurchase program following the recommended public offer to acquire the outstanding shares of Swedish Match from its shareholders. For further details, see Note 3. *Acquisitions*. Prior to the suspension of the program, PMI made no share repurchases during the second quarter of 2022.

At December 31, 2023, 30,505,637 shares of common stock were reserved for stock awards under PMI's stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 10.

Stock Plans:

In May 2022, PMI's shareholders approved the Philip Morris International Inc. 2022 Performance Incentive Plan (the "2022 Plan"). Under the 2022 Plan, PMI may grant to eligible employees restricted shares and restricted share units, performance-based cash incentive awards and performance-based equity awards. Up to 25 million shares of PMI's common stock may be issued under the 2022 Plan. At December 31, 2023, shares available for grant under the 2022 Plan were 22,171,530.

In May 2017, PMI's shareholders approved the Philip Morris International Inc. 2017 Stock Compensation Plan for Non-Employee Directors (the "2017 Non-Employee Directors Plan"). A non-employee director is defined as a member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1 million shares of PMI common stock may be awarded under the 2017 Non-Employee Directors Plan. At December 31, 2023, shares available for grant under the plan were 876,226.

Restricted share unit (RSU) awards

PMI may grant RSU awards to eligible employees; recipients may not sell, assign, pledge or otherwise encumber such awards. Such awards are subject to forfeiture if certain employment conditions are not met. RSU awards generally vest on the third anniversary of the grant date. RSU awards do not carry voting rights, although they do earn dividend equivalents.

During 2023, the activity for RSU awards was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Balance at January 1, 2023	4,519,470 $	91.26
Granted	1,756,750	101.96
Vested	(1,483,356)	87.30
Forfeited	(189,543)	96.96
Balance at December 31, 2023	4,603,321 $	96.38

During the years ended December 31, 2023, 2022 and 2021, the grant date fair value of the RSU awards granted to PMI employees and the recorded compensation expense related to RSU awards were as follows:

(in millions, except per RSU award granted)	Total Grant Date Fair Value of RSU Awards Granted	Weighted-Average Grant Date Fair Value Per RSU Award Granted	Compensation Expense related to RSU Awards
2023	$ **179**	$ **101.96**	$ **153**
2022	$ 174	$ 104.75	$ 135
2021	$ 166	$ 82.17	$ 139

The fair value of the RSU awards at the date of grant is amortized to expense over the restriction period, typically three years after the date of the award, or upon death, disability or reaching the age of 58. As of December 31, 2023, PMI had $160 million of total unrecognized compensation costs related to non-vested RSU awards. These costs are expected to be recognized over a weighted-average period of approximately seventeen months, or upon death, disability or reaching the age of 58.

During the years ended December 31, 2023, 2022 and 2021, share and fair value information for PMI RSU awards that vested were as follows:

(dollars in millions)	Shares of RSU Awards that Vested	Grant Date Fair Value of Vested Shares of RSU Awards	Total Fair Value of RSU Awards that Vested
2023	**1,483,356**	$ **129**	$ **148**
2022	1,603,571	$ 126	$ 174
2021	1,256,441	$ 121	$ 111

Performance share unit (PSU) awards

PMI may grant PSU awards to certain executives; recipients may not sell, assign, pledge or otherwise encumber such awards. The PSU awards require the achievement of certain performance metrics, which are predetermined at the time of grant, typically over a three-year performance cycle. The performance metrics for such PSU's granted during 2023 and 2022 consisted of PMI's Total Shareholder Return ("TSR") relative to a predetermined peer group and on an absolute basis (40% weight), PMI's currency-neutral compound annual adjusted diluted earnings per share growth rate (30% weight), and a Sustainability Index, which consists of two drivers:

- Product Sustainability (20% weight) measuring progress primarily on PMI's efforts to maximize the benefits of smoke-free products, purposefully phase out cigarettes, and reduce post-consumer waste; and

- Operational Sustainability (10% weight) measuring progress on PMI's efforts to tackle climate change, preserve nature, improve the quality of life of people in its supply chain, and foster an empowered, and inclusive workplace.

The performance metrics for such PSU's granted in 2021 consisted of PMI's TSR relative to a predetermined peer group and on an absolute basis (40% weight), PMI's currency-neutral compound annual adjusted diluted earnings per share growth rate (30% weight), and PMI's performance against specific measures of PMI's transformation, defined as net revenues from PMI's RRPs and any other non-combustible products as a percentage of PMI's total net revenues in the last year of the performance cycle (30% weight).

The aggregate of the weighted performance factors for the three metrics in each such PSU award determines the percentage of PSUs that will vest at the end of the three-year performance cycle. The minimum percentage of such PSUs that can vest is zero, with a target percentage of 100 and a maximum percentage of 200. Each such vested PSU entitles the participant to one share of common stock. An aggregate weighted PSU performance factor of 100 will result in the targeted number of PSUs being vested. At the end of the performance cycle, participants are entitled to an amount equivalent to the accumulated dividends paid on common stock during the performance cycle for the number of shares earned. PSU awards do not carry voting rights.

During 2023, the activity for PSU awards was as follows:

	Number of Shares	Weighted-Average PSU Grant Date Fair Value Subject to Other Performance Factors (Per Share)	Weighted-Average PSU Grant Date Fair Value Subject to TSR Performance Factors (Per Share)
Balance at January 1, 2023	1,507,190	$ 90.31	$ 115.45
Granted	482,360	102.02	133.54
Vested	(902,232)	85.99	98.45
Adjustments for performance achievement	400,992	85.99	98.45
Forfeited	(61,030)	98.24	131.39
Balance at December 31, 2023	1,427,280	$ 95.45	$ 126.86

During the years ended December 31, 2023, 2022 and 2021, the grant date fair value of the PSU awards granted to PMI employees and the recorded compensation expense related to PSU awards were as follows:

(in millions, except per PSU award granted)	Weighted-Average PSU Grant Date Fair Value Subject to Other Performance Factors		Weighted-Average PSU Grant Date Fair Value Subject to TSR Performance Factors		Compensation Expense related to PSU Awards
	Total	Per PSU Award	Total	Per PSU Award	Total
2023	$ 29	$ 102.02	$ 26	$ 133.54	$ 59
2022	$ 30	$ 104.92	$ 27	$ 143.89	$ 48
2021	$ 28	$ 81.86	$ 25	$ 106.93	$ 71

The grant date fair value of the PSU awards subject to the other performance factors was determined by using the market price of PMI's stock on the date of the grant. The grant date fair value of the PSU market-based awards subject to the TSR performance factor was determined by using the Monte Carlo simulation model. The following assumptions were used to determine the grant date fair value of the PSU awards subject to the TSR performance factor for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,		
	2023	2022	2021
Average risk-free interest rate [a]	4.1 %	1.7 %	0.2 %
Average expected volatility [b]	24.3 %	28.3 %	31.7 %

[a] Based on the U.S. Treasury yield curve.

[b] Determined using the observed historical volatility.

The fair value of the PSU award at the date of grant is amortized to expense over the performance period, which is typically three years after the date of the award, or upon death, disability or reaching the age of 58. As of December 31, 2023, PMI had $39 million of total unrecognized compensation cost related to non-vested PSU awards. This cost is recognized over a weighted-average performance cycle period of approximately seventeen months, or upon death, disability or reaching the age of 58.

During the years ended December 31, 2023, 2022 and 2021, share and fair value information for PMI PSU awards that vested were as follows:

(dollars in millions)	Shares of PSU Awards that Vested	Grant Date Fair Value of Vested Shares of PSU Awards	Total Fair Value of PSU Awards that Vested
2023	902,232	$ 83	$ 91
2022	669,960	$ 54	$ 74
2021	189,839	$ 21	$ 16

Note 11.

Earnings per Share:

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore are included in PMI's earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share ("EPS") were calculated using the following:

	For the Years Ended December 31,		
(in millions)	2023	2022	2021
Net earnings attributable to PMI	$ 7,813	$ 9,048	$ 9,109
Less distributed and undistributed earnings attributable to share-based payment awards	22	24	26
Net earnings for basic and diluted EPS	$ 7,791	$ 9,024	$ 9,083
Weighted-average shares for basic EPS	1,552	1,550	1,558
Plus contingently issuable performance stock units (PSUs) [1]	1	2	1
Weighted-average shares for diluted EPS	1,553	1,552	1,559

[1] Including rounding adjustment

For the 2023, 2022 and 2021 computations, there were no antidilutive stock awards.

Note 12.

Income Taxes:

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2023, 2022 and 2021:

(in millions)		2023		2022		2021
Earnings before income taxes	$	10,450	$	11,634	$	12,232
Provision for income taxes:						
United States federal and state:						
Current	$	201	$	(75)	$	73
Deferred		(368)		(139)		27
Total United States		(167)		(214)		100
Outside United States:						
Current		2,468		2,553		2,616
Deferred		38		(95)		(45)
Total outside United States		2,506		2,458		2,571
Total provision for income taxes	$	2,339	$	2,244	$	2,671

On August 16, 2022, the Inflation Reduction Act ("the Act") was signed into law in the U.S. The Act includes a new corporate alternative minimum tax and an excise tax on stock buybacks effective after December 31, 2022. As of December 31, 2023, PMI has determined that the Act had no tax impacts on its consolidated financial statements.

On March 11, 2021, the American Rescue Plan Act of 2021 ("the ARP Act") was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. PMI has determined that the ARP Act had no significant impact on PMI's effective tax rate.

At December 31, 2017, PMI recorded a one-time transition tax liability on its accumulated foreign earnings, which is payable over an eight-year period beginning in 2018. At December 31, 2023 and December 31, 2022, $0.3 billion and $0.7 billion of PMI's remaining long-term portion of transition tax liability, respectively, was recorded in "income taxes and other liabilities" on PMI's consolidated balance sheets.

At December 31, 2023, applicable U.S. federal income taxes have not been provided on approximately $0.6 billion of accumulated earnings of Swedish Match subsidiaries that are expected to be permanently reinvested. PMI does not foresee a need to repatriate these earnings since its U.S. cash requirements are supported by distributions of earnings from PMI foreign entities that have not been designated as permanently reinvested and existing credit facilities. At December 31, 2023, PMI has determined the amount of deferred tax liabilities related to these unremitted Swedish Match earnings is approximately $71 million.

At December 31, 2023 and 2022, U.S. federal and foreign deferred income taxes have been provided on all accumulated earnings of PMI's foreign subsidiaries.

PMI is regularly examined by tax authorities around the world and is currently under examination in a number of jurisdictions. The U.S. federal statute of limitations on assessment remains open for the years 2019 and onward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years after the filing of a return. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2018 onward), Indonesia (2019 onward), Italy (2017 onward), Russia (2020 onward) and Switzerland (2019 onward).

At December 31, 2023, subsidiaries of PMI in Indonesia, principally PT Hanjaya Mandala Sampoerna Tbk ("HMS"), have recorded income tax receivables in the amount of 4.0 trillion Indonesian rupiah (approximately $255 million) relating to corporate income tax assessments paid to avoid potential penalties, primarily for domestic and other intercompany transactions for the years 2014 to 2020. Objection letters have been filed with the Tax Office and these assessments are being challenged at various levels in court. These income tax receivables are included in other assets in PMI's consolidated balance sheets at December 31, 2023.

It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(in millions)		2023		2022		2021
Balance at January 1,	$	72	$	89	$	72
Additions based on tax positions related to the current year		7		12		12
Additions for tax positions of previous years		1		2		15
Reductions for tax positions of prior years		(23)		(18)		(1)
Reductions due to lapse of statute of limitations		(3)		(6)		(3)
Settlements		—		(4)		—
Other		1		(3)		(6)
Balance at December 31,	$	55	$	72	$	89

Unrecognized tax benefits and PMI's liability for contingent income taxes, interest and penalties were as follows:

(in millions)		December 31, 2023		December 31, 2022		December 31, 2021
Unrecognized tax benefits	$	55	$	72	$	89
Accrued interest and penalties		9		13		18
Tax credits and other indirect benefits		(1)		(3)		(7)
Liability for tax contingencies	$	63	$	82	$	100

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $55 million at December 31, 2023. The remainder, if recognized, would principally affect deferred taxes.

For the years ended December 31, 2023, 2022 and 2021, PMI recognized income (expense) in its consolidated statements of earnings of $5 million, $2 million and $(3) million, respectively, related to interest and penalties associated with uncertain tax positions.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease) resulting from:			
Foreign rate differences	(1.0)	(0.5)	(0.3)
Dividend repatriation cost	0.8	0.7	0.6
Global intangible low-taxed income	2.0	1.0	0.8
U.S. state taxes	(0.1)	0.1	0.2
Foreign derived intangible income	(0.9)	(0.8)	(0.7)
Foreign exchange	(1.6)	(1.7)	—
Non-deductible goodwill impairment	1.3	—	—
Unremitted earnings of Russian subsidiaries	1.7	—	—
Other	(0.8)	(0.5)	0.2
Effective tax rate	22.4 %	19.3 %	21.8 %

The 2023 effective tax rate increased 3.1 percentage points to 22.4%. The change in the effective tax rate for 2023, as compared to 2022, was unfavorably impacted by: (i) an increase in deferred tax liabilities related to the unremitted earnings of PMI's Russian subsidiaries due to the unilateral suspension of certain Russian double tax treaties by the Russian authorities on August 8, 2023, with respect to certain payments including dividends; (ii) the non-deductible Wellness and Healthcare goodwill impairment charge and (iii) an increase in foreign tax credit limitation related to GILTI, partially offset by changes in earnings mix by taxing jurisdiction.

The 2022 effective tax rate decreased 2.5 percentage points to 19.3%. The change in the effective tax rate for 2022, as compared to 2021, was favorably impacted by changes in income tax reserves, a deferred tax benefit for unrealized foreign currency losses on intercompany loans related to the Swedish Match acquisition financing reflected in the consolidated statements of earnings ($203 million), while the underlying pre-tax foreign currency movements fully offset in the consolidated statements of earnings and were reflected as currency translation adjustments in its consolidated statements of stockholders' (deficit) equity, and by a reduction in deferred tax liabilities related to pension plan assets ($40 million), partially offset by an increase in deferred tax liabilities related to the fair value adjustment of equity securities held by PMI ($10 million). For further details, see Note 6. *Related Parties - Equity Investments and Other*.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

		At December 31,		
(in millions)		2023		2022
Deferred income tax assets:				
Accrued postretirement and postemployment benefits	$	223	$	217
Accrued pension costs		450		277
Inventory		27		22
Accrued liabilities		191		158
Net operating loss, tax credit, and other carryforwards		501		384
Foreign exchange		149		—
Other		19		—
Total deferred income tax assets		1,560		1,058
Less: valuation allowance		(369)		(378)
Deferred income tax assets, net of valuation allowance		1,191		680
Deferred income tax liabilities:				
Intangible assets		(2,136)		(1,485)
Property, plant and equipment		(218)		(200)
Unremitted earnings		(358)		(141)
Foreign exchange		—		(175)
Other		—		(32)
Total deferred income tax liabilities		(2,712)		(2,033)
Net deferred income tax assets (liabilities)	$	(1,521)	$	(1,353)

At December 31, 2023, PMI recorded deferred tax assets for net operating loss, tax credit, and other carryforwards of $501 million, with varying dates of expiration, primarily after 2028, including $274 million with an unlimited carryforward period. At December 31, 2023, PMI has recorded a valuation allowance of $369 million against deferred tax assets that do not meet the more-likely-than not recognition threshold.

At December 31, 2022, PMI recorded deferred tax assets for net operating loss, tax credit, and other carryforwards of $384 million, with varying dates of expiration, primarily after 2027, including $173 million with an unlimited carryforward period. At December 31, 2022, PMI has recorded a valuation allowance of $378 million against deferred tax assets that do not meet the more-likely-than-not recognition threshold.

Note 13.

Segment Reporting:

PMI's subsidiaries and affiliates are primarily engaged in the manufacture and sale of cigarettes and smoke-free products, including heat-not-burn, e-vapor and oral nicotine products. Excluding the Wellness and Healthcare segment and the 2022 acquisition of Swedish Match, PMI's segments are generally organized by geographic region and managed by segment managers who are responsible for the operating and financial results of the regions inclusive of combustible tobacco and smoke-free product categories sold in the region. Effective in January 2023, PMI began managing its business in four geographical segments, down from six previously, in addition to its continuing Swedish Match and Wellness and Healthcare segments. The four geographical segments are as follows: Europe Region; South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region ("SSEA, CIS & MEA"); East Asia, Australia, and PMI Duty Free Region ("EA, AU & PMI DF"); and Americas Region. The Swedish Match segment represents the fourth quarter 2022 acquisition of the company. The Wellness and Healthcare segment reflects the operating results of Vectura Fertin Pharma. For further details on these acquisitions, see Note 3. *Acquisitions*. PMI records net revenues and operating income to its geographical segments based upon the geographic area in which the customer resides.

PMI's chief operating decision maker evaluates geographical segment performance and allocates resources based on regional operating income, which includes results from all product categories sold in each region, excluding Swedish Match and Wellness and Healthcare products. Business operations in the Swedish Match segment and the Wellness and Healthcare segment are evaluated separately. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI's chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 5. *Goodwill and Other Intangible Assets, net.* The accounting policies of the segments are the same as those described in Note 2. *Summary of Significant Accounting Policies.*

PMI disaggregates its net revenues from contracts with customers by product category for each of PMI's four geographical segments and for the Swedish Match segment. For the Wellness and Healthcare business, Vectura Fertin Pharma discussed above, net revenues from contracts with customers are included in the Wellness and Healthcare segment. PMI believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Net revenues by segment were as follows:

| (in millions) | For the Years Ended December 31, | | | | | |
	2023		2022		2021	
Net revenues:						
Europe	$	13,598	$	12,869	$	13,155
SSEA, CIS & MEA		10,629		10,467		9,858
EA, AU & PMI DF		6,201		5,936		6,448
Americas		1,944		1,903		1,843
Swedish Match		2,496		316		—
Wellness and Healthcare		306		271		101
Net revenues	$	35,174	$	31,762	$	31,405

Total net revenues attributable to customers located in Japan, PMI's largest market in terms of net revenues, were $3.9 billion, $3.9 billion and $4.6 billion in 2023, 2022 and 2021, respectively. PMI had one customer in the EA, AU & PMI DF segment that accounted for 11%, 12% and 15% of PMI's consolidated net revenues, and one customer in the Europe segment that accounted for 12%, 13% and 13% of PMI's consolidated net revenues in 2023, 2022 and 2021, respectively.

PMI's net revenues by product category were as follows:

(in millions)		For the Years Ended December 31,				
		2023		**2022**		**2021**
Combustible tobacco products:						
Europe	$	**8,037**	$	7,694	$	8,767
SSEA, CIS & MEA		**9,321**		9,173		8,734
EA, AU & PMI DF		**2,676**		2,831		2,861
Americas		**1,869**		1,804		1,706
Swedish Match		**431**		70		—
Total combustible tobacco products		**22,334**		21,572		22,067
Smoke-free products:						
Smoke-free products excluding Wellness and Healthcare:						
Europe		**5,561**		5,175		4,388
SSEA, CIS & MEA		**1,308**		1,294		1,124
EA, AU & PMI DF		**3,525**		3,105		3,587
Americas		**75**		99		137
Swedish Match		**2,065**		246		—
Total smoke-free products excluding Wellness and Healthcare		**12,534**		9,919		9,237
Wellness and Healthcare		**306**		271		101
Total smoke-free products		**12,840**		10,190		9,338
Total PMI net revenues	$	**35,174**	$	31,762	$	31,405

Note: Sum of product categories or Regions might not foot to total PMI due to roundings.

Net revenues related to combustible tobacco products refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes. These net revenue amounts consist of the sale of PMI's cigarettes and other tobacco products that are combusted. Other tobacco products primarily include roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos and do not include smoke-free products.

Net revenues related to smoke-free products refer to the operating revenues generated from the sale of these products, including shipping and handling charges billed to customers, net of sales and promotion incentives, and excise taxes, if applicable. These net revenue amounts consist of the sale of all of PMI's products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine, also including wellness and healthcare products, as well as consumer accessories such as lighters and matches.

Net revenues related to wellness and healthcare products consist of operating revenues generated from the sale of products primarily associated with inhaled therapeutics, and oral and intra-oral delivery systems that are included in the operating results of PMI's Wellness and Healthcare business, Vectura Fertin Pharma.

Operating income (loss) by segment were as follows:

(in millions)		For the Years Ended December 31,		
		2023	2022	2021
Operating income (loss):				
Europe	$	6,012	$ 5,802	$ 6,409
SSEA, CIS & MEA		3,047	3,864	3,295
EA, AU & PMI DF		2,481	2,424	2,836
Americas		62	436	487
Swedish Match		824	(22)	—
Wellness and Healthcare		(870)	(258)	(52)
Operating income	$	11,556	$ 12,246	$ 12,975

Items affecting the comparability of results from operations were as follows:

- **Impairment of goodwill and other intangibles** – For the year ended December 31, 2023, PMI recorded $680 million of goodwill and non-amortizable intangible assets impairment charges that was included in the Wellness and Healthcare segment. For the year ended December 31, 2022, PMI recorded an impairment charge related to definite-lived intangible assets of $112 million. This charge was included in the Wellness and Healthcare segment. For further details, see Note 5. *Goodwill and Other Intangible Assets, net*.

- **South Korea indirect tax charge** – See Note 18. *Contingencies* for details of the $204 million pre-tax charge included in the EA, AU & PMI DF segment results for the year ended December 31, 2023.

- **Termination of distribution arrangement in the Middle East** – In the first quarter of 2023, PMI recorded a pre-tax charge of $80 million following the termination of a distribution arrangement in the Middle East. This pre-tax charge was recorded as a reduction of net revenues in the consolidated statements of earnings, and was included in the SSEA, CIS & MEA segment results for the year ended December 31, 2023.

- **Charges related to the war in Ukraine** - See Note 4. *War in Ukraine* for details of the $53 million and $151 million pre-tax charges in the Europe segment for the years ended December 31, 2023 and 2022, respectively.

- **Swedish Match AB acquisition accounting related item** - See *Note 3. Acquisitions* for details of the $18 million and $125 million pre-tax purchase accounting adjustments related to the sale of acquired inventories stepped up to fair value included in the Swedish Match segment for the years ended December 31, 2023 and 2022, respectively.

- **Asset impairment and exit costs** - See Note 20. *Asset Impairment and Exit Costs* for details of the $109 million and $216 million pre-tax charges for the year ended December 31, 2023 and 2021, respectively, as well as a breakdown of these costs by segment.

- **Termination of agreement with Foundation for a Smoke-Free World** – On September 29, 2023, PMI and the Foundation for a Smoke-Free World (the "Foundation") entered into the Final Grant Agreement and Termination of the Second Amended and Restated Pledge Agreement ("Agreement"). Under the terms of the agreement, PMI paid $140 million in the third quarter of 2023 in return for the termination of the pledge agreement between the parties. As a result, in the third quarter of 2023, PMI recorded a pre-tax charge of $140 million commensurate with the early termination of the pledge agreement. The pre-tax charge was recorded in marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2023 and was included in the operating results of the following segments: Europe ($62 million); SSEA, CIS & MEA ($44 million); EA, AU & PMI DF ($27 million); and Americas ($7 million).

- **Saudi Arabia customs assessments** - In June 2021, PMI recorded a pre-tax charge of $246 million in relation to additional customs duties in Saudi Arabia assessed for the periods of 2014 through 2020 in line with existing and contemplated arrangements with our distributors. In accordance with U.S. GAAP, the charge was recorded as a reduction in net revenues of combustible tobacco products included in the SSEA, CIS & MEA segment for the year ended December 31, 2021.

- **Asset acquisition cost** - See Note 3. *Acquisitions* for the details of the $51 million pre-tax charge associated with the asset acquisition of OtiTopic, Inc. included in the Wellness and Healthcare segment within the operating income table above for the year ended December 31, 2021.

Other segment data were as follows:

(in millions)	For the Years Ended December 31,					
	2023		2022		2021	
Depreciation and amortization expense:						
Europe	$	333	$	377	$	371
SSEA, CIS & MEA		309		340		354
EA, AU & PMI DF		148		167		168
Americas		77		74		71
Swedish Match		447		34		—
Wellness and Healthcare		84		85		34
Total depreciation and amortization expense	$	1,398	$	1,077	$	998

(in millions)	For the Years Ended December 31,					
	2023		2022		2021	
Capital expenditures:						
Europe	$	778	$	642	$	481
SSEA, CIS & MEA		287		258		149
EA, AU & PMI DF		38		25		36
Americas		57		92		54
Swedish Match		127		15		—
Wellness and Healthcare		34		45		28
Total capital expenditures	$	1,321	$	1,077	$	748

PMI's total property, plant and equipment, net and other assets by geographic area were:

(in millions)	At December 31,					
	2023		2022		2021	
Long-lived assets:						
Europe	$	5,697	$	5,179	$	4,918
SSEA, CIS & MEA		2,197		2,047		2,181
East Asia and Australia		481		675		742
Americas		1,310		1,282		666
Total long-lived assets		9,685		9,183		8,507
Altria Group, Inc. agreement		2,777		1,002		—
Financial instruments		701		456		210
Total property, plant and equipment, net and Other assets	$	13,163	$	10,641	$	8,717

Long-lived assets consist of non-current assets other than goodwill; other intangible assets, net; deferred tax assets, equity investments, financial instruments and payment under the agreement with Altria Group, Inc., see Note 3, *Acquisitions* and Note 18, *Contingencies*. PMI's largest markets in terms of long-lived assets are Switzerland, Indonesia and Italy. Total long-lived assets located in Switzerland, which is reflected in the Europe segment above, were $1.6 billion, $1.4 billion and $1.3 billion at December 31, 2023, 2022 and 2021, respectively. Total long-lived assets located in Indonesia, which is reflected in the SSEA, CIS & MEA segment above, were $1.1 billion, $0.9 billion and $0.9 billion at December 31, 2023, 2022 and 2021, respectively. Total long-lived assets located in Italy, which is reflected in the Europe segment above, were $1.0 billion, $0.9 billion and $0.9 billion at December 31, 2023, 2022 and 2021, respectively.

Note 14.

Benefit Plans:

Pension coverage for employees of PMI's subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, PMI provides health care and other benefits to certain U.S. retired employees and certain non-U.S. retired employees. In general, health care benefits for non-U.S. retired employees are covered through local government plans.

Pension and other employee benefit costs per the consolidated statements of earnings consisted of the following for December 31, 2023, 2022 and 2021:

(in millions)	2023		2022		2021
Net pension costs (income)	$	(84) $	(93) $		(1)
Net postemployment costs		117	107		108
Net postretirement costs		12	10		8
Total pension and other employee benefit costs	$	45 $	24 $		115

Pension and Postretirement Benefit Plans

Obligations and Funded Status

The projected benefit obligations, plan assets and funded status of PMI's pension plans, and the accumulated benefit obligation, plan assets and net amount accrued for PMI's postretirement health care plans, at December 31, 2023 and 2022, were as follows:

(in millions)	Pension[1]				Postretirement			
	2023		2022		2023		2022	
Benefit obligation at January 1	$	8,606	$	10,998	$	229	$	198
Service cost		174		233		4		2
Interest cost		258		78		12		6
Benefits paid		(520)		(429)		(13)		(9)
Employee contributions		145		141		—		—
Settlement, curtailment and plan amendment		(17)		(17)		—		—
Actuarial losses (gains)		1,209		(2,294)		24		(46)
Currency		763		(434)		(4)		(5)
Acquisition of Swedish Match		—		316		—		85
Other		(51)		14		(6)		(2)
Benefit obligation at December 31,		10,567		8,606		246		229
Fair value of plan assets at January 1,		7,939		9,337		3		—
Actual return on plan assets		643		(1,061)		—		—
Employer contributions, net of refunds		21		(3)		13		9
Employee contributions		145		141		—		—
Benefits paid		(520)		(429)		(13)		(9)
Settlement		(17)		(14)		—		—
Currency		639		(333)		—		—
Acquisition of Swedish Match		—		303		—		3
Other		1		(2)		—		—
Fair value of plan assets at December 31,		8,851		7,939		3		3
Net pension and postretirement liability recognized at December 31,	$	(1,716) $		(667) $		(243) $		(226)

(1) Primarily non-U.S. based defined benefit retirement plans.

At December 31, 2023 , actuarial losses (gains) consisted primarily of losses for assumption changes related to lower discount rates year-over-year for Swiss, German and Dutch plans. At December 31, 2022 actuarial losses (gains) consisted primarily of gains for assumption changes related to higher discount rates year-over-year for Swiss, German and Dutch plans.

At December 31, 2023 and 2022, the Swiss pension plan represented 67% and 64% of the benefit obligation, respectively, and approximately 62% and 60% of the fair value of plan assets at December 31, 2023 and 2022, respectively. At December 31, 2023 and 2022, the U.S. pension plans represented 6% and 7% of the benefit obligation, respectively, and approximately 6% and 6% of the fair value of plan assets at December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, the amounts recognized on PMI's consolidated balance sheets for the pension and postretirement plans were as follows:

	Pension		Postretirement	
(in millions)	2023	2022	2023	2022
Other assets	$ 294	$ 410		
Accrued liabilities — employment costs	(31)	(32)	$ (12)	$ (11)
Long-term employment costs	(1,979)	(1,045)	(231)	(215)
	$ (1,716)	$ (667)	$ (243)	$ (226)

The accumulated benefit obligation, which represents benefits earned to date, for the pension plans was $10.0 billion and $8.2 billion at December 31, 2023 and 2022, respectively.

For pension plans with accumulated benefit obligations in excess of plan assets, the accumulated benefit obligation and fair value of plan assets were $8.8 billion and $7.2 billion, respectively, as of December 31, 2023. The accumulated benefit obligation and fair value of plan assets were $5.8 billion and $5.0 billion, respectively, as of December 31, 2022.

For pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation and fair value of plan assets were $9.2 billion and $7.2 billion, respectively, as of December 31, 2023. The projected benefit obligation and fair value of plan assets were $6.4 billion and $5.4 billion, respectively, as of December 31, 2022.

The following weighted-average assumptions were used to determine PMI's pension and postretirement benefit obligations at December 31:

	Pension		Postretirement	
	2023	2022	2023	2022
Discount rate	2.28 %	3.03 %	5.19 %	5.89 %
Rate of compensation increase	2.05	1.98		
Interest crediting rate	2.99	2.97		
Health care cost trend rate assumed for next year			6.54	6.14
Ultimate trend rate			4.49	4.78
Year that rate reaches the ultimate trend rate			2047	2046

The discount rate for the largest pension plans is based on a yield curve constructed from a portfolio of high quality corporate bonds that produces a cash flow pattern equivalent to each plan's expected benefit payments. The discount rate for the remaining plans is developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension and postretirement health care costs consisted of the following for the years ended December 31, 2023, 2022 and 2021:

(in millions)	Pension 2023	2022	2021	Postretirement 2023	2022	2021
Service cost	$ 174	$ 233	$ 291	$ 4	$ 2	$ 2
Interest cost	258	78	50	12	6	5
Expected return on plan assets	(365)	(352)	(371)	—	—	—
Amortization:						
Net losses	18	181	314	(1)	2	3
Prior service cost (credit)	(2)	(2)	1	—	—	—
Net transition obligation	—	—	—	—	—	—
Settlement and curtailment	7	2	5	1	2	—
Net periodic pension and postretirement costs	$ 90	$ 140	$ 290	$ 16	$ 12	$ 10

Settlement and curtailment charges were due primarily to employee severance and early retirement programs.

The following weighted-average assumptions were used to determine PMI's net pension and postretirement health care costs:

	Pension 2023	2022	2021	Postretirement 2023	2022	2021
Discount rate - service cost	3.27 %	1.03 %	0.72 %	5.89 %	3.08 %	2.84 %
Discount rate - interest cost	3.03	0.71	0.44	5.89	3.08	2.84
Expected rate of return on plan assets	4.42	4.17	4.43			
Rate of compensation increase	1.98	1.77	1.79			
Interest crediting rate	2.97	3.15	3.20			
Health care cost trend rate				6.14	6.27	6.21

PMI's expected rate of return on pension plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $111 million, $82 million and $71 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Plan Assets

PMI's investment strategy for pension plans is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the target allocation of PMI's plan assets is broadly characterized as approximately 55% in equity securities and approximately 45% in debt securities and other assets. The strategy primarily utilizes indexed U.S. equity securities, international equity securities and investment-grade debt securities. PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes once a year or as PMI's contributions and benefit payments are made.

The fair value of PMI's pension plan assets at December 31, 2023 and 2022, by asset category was as follows:

Asset Category (in millions)	At December 31, 2023	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Cash and cash equivalents	$ 117	$ 117			
Equity securities:					
U.S. securities	158	158			
International securities	569	569			
Investment funds[a]	7,123	5,366	$ 1,757		
Government bonds	255	183	72		
Corporate bonds	320	320			
Other	37	—	5	32	[c]
Total assets in the fair value hierarchy	$ 8,579	$ 6,713	$ 1,834	$ 32	
Investment funds measured at net asset value[b]	272				
Total assets	$ 8,851				

[a] Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan, Emerging Markets for equities, and FTSE EMU, FTSE Non-EGBI EuroBIG, SBI AAA-BBB and JP Morgan EMBI for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 57% are invested in U.S. and international equities; 15% are invested in U.S. and international government bonds; 15% are invested in corporate bonds and 13% are invested in real estate.

[b] In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

[c] Amount relates to annuity policies of which the fair value is calculated using an actuarial model.

Asset Category (in millions)	At December 31, 2022	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Cash and cash equivalents	$ 79	$ 79			
Equity securities:					
U.S. securities	140	140			
International securities	521	521			
Investment funds[a]	6,419	4,870	$ 1,549		
Government bonds	178	117	61		
Corporate bonds	302	302			
Other	35	—	3	32	[c]
Total assets in the fair value hierarchy	$ 7,674	$ 6,029	$ 1,613	$ 32	
Investment funds measured at net asset value[b]	265				
Total assets	$ 7,939				

[a] Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan; Russell 3000, S&P 500 for equities and Citigroup EMU, Citigroup Non-EGBI EuroBIG, SBI AAA-BBB and JP Morgan EMBI for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 57% were invested in U.S. and international equities; 15% were invested in U.S. and international government bonds; 16% were invested in corporate bonds, and 12% were invested in real estate.

(b) In accordance with FASB ASC Subtopic 820-10, certain investments measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(c) Amount relates to annuity policies of which the fair value is calculated using an actuarial model.

For a description of the fair value hierarchy and the three levels of inputs used to measure fair values, see Note 2. *Summary of Significant Accounting Policies*.

PMI makes, and plans to make, contributions, to the extent that they are tax deductible and meet specific funding requirements of its funded pension plans. Currently, PMI anticipates making contributions of approximately $119 million in 2024 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest and currency rates.

The estimated future benefit payments from PMI pension plans at December 31, 2023, are as follows:

(in millions)	
2024	$ 417
2025	430
2026	428
2027	438
2028	457
2029 - 2033	2,490

PMI's expected future annual benefit payments for its postretirement health care plans are estimated to be not material through 2032.

Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering certain designated salaried and hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs were $213 million, $184 million and $228 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The amounts recognized in accrued postemployment costs net of plan assets on PMI's consolidated balance sheets at December 31, 2023 and 2022, were $915 million and $807 million, respectively.

The accrued postemployment costs were determined using a weighted-average discount rate of 4.3% and 5.6% in 2023 and 2022, respectively; an assumed ultimate annual weighted-average turnover rate of 2.8% and 2.9% in 2023 and 2022, respectively; assumed compensation cost increases of 2.4% in 2023 and 2.8% in 2022, and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs disclosed above are presented net of the related assets of $33 million and $30 million at December 31, 2023 and 2022, respectively. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Comprehensive Earnings (Losses)

The amounts recorded in accumulated other comprehensive losses at December 31, 2023, consisted of the following:

(in millions)		Pension		Post-retirement		Post-employment		Total
Net (losses) gains	$	(2,325)	$	(36)	$	(770)	$	(3,131)
Prior service (cost) credit		77		1		(21)		57
Net transition (obligation) asset		(3)		—		—		(3)
Deferred income taxes		283		19		186		488
Losses to be amortized	$	(1,968)	$	(16)	$	(605)	$	(2,589)

The amounts recorded in accumulated other comprehensive losses at December 31, 2022, consisted of the following:

(in millions)		Pension		Post-retirement		Post-employment		Total
Net (losses) gains	$	(1,437)	$	(14)	$	(753)	$	(2,204)
Prior service (cost) credit		70		1		(21)		50
Net transition (obligation) asset		(3)		—		—		(3)
Deferred income taxes		138		14		183		335
Losses to be amortized	$	(1,232)	$	1	$	(591)	$	(1,822)

The amounts recorded in accumulated other comprehensive losses at December 31, 2021, consisted of the following:

(in millions)		Pension		Post-retirement		Post-employment		Total
Net (losses) gains	$	(2,495)	$	(64)	$	(884)	$	(3,443)
Prior service (cost) credit		71		1		(22)		50
Net transition (obligation) asset		(3)		—		—		(3)
Deferred income taxes		278		24		214		516
Losses to be amortized	$	(2,149)	$	(39)	$	(692)	$	(2,880)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2023, were as follows:

(in millions)		Pension		Post-retirement		Post-employment		Total
Amounts transferred to earnings:								
Amortization:								
Net losses (gains)	$	19	$	1	$	76	$	96
Prior service cost (credit)		7		—		—		7
Net transition obligation (asset)		—		—		—		—
Other income/expense:								
Net losses (gains)		11		1		—		12
Prior service cost (credit)		—		—		—		—
Deferred income taxes		(9)		(1)		(18)		(28)
		28		1		58		87
Other movements during the year:								
Net (losses) gains		(918)		(24)		(93)		(1,035)
Prior service (cost) credit		—		—		—		—
Deferred income taxes		154		6		21		181
		(764)		(18)		(72)		(854)
Total movements in other comprehensive earnings (losses)	$	(736)	$	(17)	$	(14)	$	(767)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2022, were as follows:

(in millions)	Pension		Post-retirement		Post-employment		Total	
Amounts transferred to earnings:								
Amortization:								
Net losses (gains)	$	178	$	3	$	85	$	266
Prior service cost (credit)		(4)		—		—		(4)
Other income/expense:								
Net losses (gains)		2		1		—		3
Prior service cost (credit)		—		—		1		1
Deferred income taxes		(28)		(1)		(20)		(49)
		148		3		66		217
Other movements during the year:								
Net (losses) gains		878		46		46		970
Prior service (cost) credit		3		—		—		3
Deferred income taxes		(112)		(9)		(11)		(132)
		769		37		35		841
Total movements in other comprehensive earnings (losses)	$	917	$	40	$	101	$	1,058

The movements in other comprehensive earnings (losses) during the year ended December 31, 2021, were as follows:

(in millions)	Pension		Post-retirement		Post-employment		Total	
Amounts transferred to earnings:								
Amortization:								
Net losses (gains)	$	294	$	4	$	85	$	383
Prior service cost (credit)		7		(1)		—		6
Other income/expense:								
Net losses (gains)		5		1		—		6
Prior service cost (credit)		—		—		—		—
Deferred income taxes		(51)		(1)		(20)		(72)
		255		3		65		323
Other movements during the year:								
Net (losses) gains		1,353		(5)		(130)		1,218
Prior service (cost) credit		42		—		—		42
Deferred income taxes		(241)		1		30		(210)
		1,154		(4)		(100)		1,050
Total movements in other comprehensive earnings (losses)	$	1,409	$	(1)	$	(35)	$	1,373

Note 15.

Additional Information:

(in millions)	For the Years Ended December 31,					
	2023		**2022**		**2021**	
Depreciation expense	$	**901**	$	918	$	902
Research and development expense	$	**709**	$	642	$	617
Advertising expense	$	**965**	$	777	$	807
Foreign currency net transaction (gains)/losses	$	**305**	$	199	$	45
Interest expense	$	**1,526**	$	768	$	737
Interest income		**(465)**		(180)		(109)
Interest expense, net	$	**1,061**	$	588	$	628

Note 16.

Financial Instruments:

Overview

PMI operates in markets primarily outside of the United States of America, with manufacturing and sales facilities in various locations around the world and is exposed to risks such as changes in foreign currency exchange rates and interest rates. As a result, PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps and foreign currency options, (collectively referred to as "foreign exchange contracts"), and interest rate contracts to mitigate its exposure to changes in foreign currency exchange and interest rates related to net investments in foreign operations, third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Egyptian pound, Indonesian rupiah, Japanese yen, Mexican peso, Philippine peso, Russian ruble and Swiss franc.

Additionally, certain materials that PMI uses in the manufacturing of its products are exposed to market price risks. PMI uses commodity derivative contracts ("commodity contracts") to manage its exposure to the market price volatility of certain commodity components of these materials.

These foreign exchange contracts, interest rate contracts and commodity contracts are collectively referred to as "derivative contracts". PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Substantially all of PMI's derivative financial instruments are subject to master netting arrangements, whereby the right to offset occurs in the event of default by a participating party. While these contracts contain the enforceable right to offset through close-out netting rights, PMI elects to present them on a gross basis in the consolidated balance sheets. Collateral associated with these arrangements is in the form of cash and is unrestricted. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings.

The gross notional amounts for outstanding derivatives as of December 31, 2023 and 2022, were as follows:

(in millions)	2023	2022
Derivative contracts designated as hedging instruments:		
Foreign exchange contracts	$ 21,987	$ 17,627
Interest rate contracts	3,600	1,019
Commodity contracts	20	—
Derivative contracts not designated as hedging instruments:		
Foreign exchange contracts	17,658	21,755
Total	$ 43,265	$ 40,401

The fair value of PMI's derivative contracts included in the consolidated balance sheets as of December 31, 2023 and 2022, were as follows:

		Derivative Assets			Derivative Liabilities		
			Fair Value			Fair Value	
(in millions)	Balance Sheet Classification	2023	2022	Balance Sheet Classification	2023	2022
Derivative contracts designated as hedging instruments:						
Foreign exchange contracts	Other current assets	$ 345	$ 376	Other accrued liabilities	$ 249	$ 126
	Other assets	153	341	Income taxes and other liabilities	449	147
Interest rate contracts	Other current assets	1	—	Other accrued liabilities	78	27
	Other assets	—	—	Income taxes and other liabilities	18	56
Commodity contracts	Other current assets	—	—	Other accrued liabilities	5	—
	Other assets	—	—	Income taxes and other liabilities	1	—
Derivative contracts not designated as hedging instruments:						
Foreign exchange contracts	Other current assets	85	156	Other accrued liabilities	425	165
	Other assets	—	—	Income taxes and other liabilities	143	16
Total gross amount derivatives contracts presented in the consolidated balance sheets		$ 584	$ 873		$ 1,368	$ 537
Gross amounts not offset in the consolidated balance sheets						
Financial instruments		(374)	(346)		(374)	(346)
Cash collateral received/pledged		(109)	(341)		(551)	(48)
Net amount		$ 101	$ 186		$ 443	$ 143

PMI assesses the fair value of its derivative contracts using standard valuation models that use, as their basis, readily observable market inputs. The fair value of PMI's foreign exchange forward contracts, foreign currency swaps and interest rate contracts is determined by using the prevailing foreign exchange spot rates and interest rate differentials, and the respective maturity dates of the instruments. The fair value of PMI's currency options is determined by using a Black-Scholes methodology based on foreign exchange spot rates and interest rate differentials, currency volatilities and maturity dates. The fair value of PMI's commodity contracts is determined by using the prevailing market spot and futures prices and the respective maturity dates of the instruments. PMI's derivative contracts have been classified within Level 2 at December 31, 2023 and 2022.

For the years ended December 31, 2023, 2022 and 2021, PMI's derivative contracts impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,									
	Amount of Gain/ (Loss) Recognized in Other Comprehensive Earnings/(Losses) on Derivatives			Statement of Earnings Classification of Gain/(Loss) on Derivatives	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings			Amount of Gain/(Loss) Recognized in Earnings		
	2023	2022	2021		2023	2022	2021	2023	2022	2021
Derivative contracts designated as hedging instruments:										
Cash flow hedges:										
Foreign exchange contracts	$ 195	$ 288	$ 138							
				Net revenues	$ 194	$ 233	$ 59			
				Cost of sales	—	—	—			
				Marketing, administration and research costs	27	30	(10)			
				Interest expense, net	(15)	(7)	(6)			
Interest rate contracts	37	292	6	Interest expense, net	46	(2)	(1)			
Commodity contracts	(7)	—	—	Cost of sales	—	—	—			
Fair value hedges:										
Interest rate contracts				Interest expense, net [a]				$ (14)	$ (83)	$ 1
Net investment hedges [b]:										
Foreign exchange contracts	(788)	300	484	Interest expense, net [c]				268	181	150
Derivative contracts not designated as hedging instruments:										
Foreign exchange contracts				Interest expense, net				301	112	55
				Marketing, administration and research costs [d]				(575)	(169)	215
Total	$ (563)	$ 880	$ 628		$ 252	$ 254	$ 42	$ (20)	$ 41	$ 421

[a] The gains (losses) from these contracts are offset by the changes in the fair value of the hedged item
[b] Amount of gains (losses) on hedges of net investments principally related to changes in exchange and interest rates between the Euro and U.S. dollar
[c] Represent the gains for amounts excluded from the effectiveness testing
[d] The gains (losses) from these contracts attributable to changes in foreign currency exchange rates are partially offset by the (losses) and gains generated by the underlying intercompany and third-party loans being hedged

Cash Flow Hedges

PMI has entered into derivative contracts to hedge the foreign currency exchange, interest rate and commodity price risks related to certain forecasted transactions. Gains and losses associated with qualifying cash flow hedge contracts are deferred as components of accumulated other comprehensive losses until the underlying hedged transactions are reported in PMI's consolidated statements of earnings. As of December 31, 2023, PMI has hedged forecasted transactions with derivative contracts expiring at various dates through May 2028. The impact of these hedges is primarily included in operating cash flows on PMI's consolidated statements of cash flows.

Fair Value Hedges

PMI has entered into fixed-to-floating interest rate contracts, designated as fair value hedges to minimize exposure to changes in the fair value of fixed rate U.S. dollar-denominated debt that results from fluctuations in benchmark interest rates. For derivative contracts that are designated and qualify as fair value hedges the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged items attributable to the hedged risk, is recognized in current earnings. The carrying amount of the debt hedged, which includes the cumulative adjustment for fair value gains/losses, as of December 31, 2023 was $937 million, and is recorded in long-term debt in the consolidated balance sheets. The cumulative amount of fair value gains/(losses) included in the carrying amount of the debt hedged was $60 million as of December 31, 2023.

Hedges of Net Investments in Foreign Operations

PMI designates derivative contracts and certain foreign currency denominated debt and other financial instruments as net investment hedges, primarily of its Euro net assets. The amount of pre-tax gain/(loss) related to the non-derivative financial instruments, that was reported as a component of accumulated other comprehensive losses within currency translation adjustments, was $48 million, $521 million and $278 million, for the years ended December 31, 2023, 2022 and 2021, respectively. The premiums paid for, and settlements of, net investment hedges are included in investing cash flows on PMI's consolidated statements of cash flows.

Other Derivatives

PMI has entered into derivative contracts to hedge the foreign currency exchange and interest rate risks related to intercompany loans between certain subsidiaries, third-party loans and acquisition related transactions. While effective as economic hedges, no hedge accounting is applied for these contracts; therefore, the gains (losses) relating to these contracts are reported in PMI's consolidated statements of earnings. Acquisition related transactions are included in investing cash flows on PMI's consolidated statements of cash flows.

Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Losses

Derivative gains or losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive losses, net of income taxes, as follows:

(in millions)	For the Years Ended December 31,					
	2023		2022		2021	
Gain/(loss) as of January 1,	$	266	$	4	$	(85)
Derivative (gains)/losses transferred to earnings		(220)		(219)		(35)
Change in fair value		195		481		124
Gain/(loss) as of December 31,	$	241	$	266	$	4

At December 31, 2023, PMI expects $78 million of derivative gains that are included in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next 12 months. These gains are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.

Contingent Features

PMI's derivative instruments do not contain contingent features.

Credit Exposure and Credit Risk

PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments less any cash collateral received or pledged. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits and by selecting and continuously monitoring a diverse group of major international banks and financial institutions as counterparties.

Note 17.

Accumulated Other Comprehensive Losses:

PMI's accumulated other comprehensive losses, net of taxes, consisted of the following:

(Losses) Earnings	At December 31,		
(in millions)	2023	2022	2021
Currency translation adjustments	$ (9,467)	$ (8,003)	$ (6,701)
Pension and other benefits	(2,589)	(1,822)	(2,880)
Derivatives accounted for as hedges	241	266	4
Total accumulated other comprehensive losses	$ (11,815)	$ (9,559)	$ (9,577)

Reclassifications from Other Comprehensive Earnings

The movements in accumulated other comprehensive losses and the related tax impact, for each of the components above, that are due to current period activity and reclassifications to the income statement are shown on the consolidated statements of comprehensive earnings for the years ended December 31, 2023, 2022, and 2021. For additional information, see Note 3. *Acquisitions (Transactions With Noncontrolling Interests)* for disclosures related to currency translation adjustments, Note 14. *Benefit Plans* for disclosures related to PMI's pension and other benefits and Note 16. *Financial Instruments* for disclosures related to derivative financial instruments.

Note 18.

Contingencies:

Tobacco-Related Litigation

Legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. Our indemnitees include distributors, licensees, and others that have been named as parties in certain cases and that we have agreed to defend, as well as to pay costs and some or all of judgments, if any, that may be entered against them. Pursuant to the terms of the Distribution Agreement between Altria Group, Inc. ("Altria") and PMI, PMI will indemnify Altria and Philip Morris USA Inc. ("PM USA"), a U.S. tobacco subsidiary of Altria, for tobacco product claims based in substantial part on products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for tobacco product claims based in substantial part on products manufactured by PM USA, excluding tobacco products contract manufactured for PMI.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Canada and Nigeria, range into the billions of U.S. dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, except as stated otherwise in this Note 18. *Contingencies,* while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

CCAA Proceedings and Stay of Tobacco-Related Cases Pending in Canada

As a result of the Court of Appeal of Quebec's decision in both the *Létourneau* and *Blais* cases described below, our subsidiary, Rothmans, Benson & Hedges Inc. ("RBH"), and the other defendants, JTI Macdonald Corp., and Imperial Tobacco Canada Limited, sought protection in the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act ("CCAA") on March 22, March 8, and March 12, 2019, respectively. CCAA is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course. The initial CCAA order made by the Ontario Superior Court on March 22, 2019 authorizes RBH to pay all expenses incurred in carrying on its business in the ordinary course after the CCAA filing, including obligations to employees, vendors, and suppliers. RBH's financial results have been deconsolidated from our consolidated financial statements since March 22, 2019. As part of the CCAA proceedings, there is currently a comprehensive stay up to and including March 29, 2024 of all tobacco-related litigation pending in Canada against RBH and the other defendants, including PMI and our indemnitees (PM USA and Altria), namely, the smoking and health class actions filed in various Canadian provinces and health care cost recovery actions. These proceedings are presented below under the caption "*Stayed Litigation — Canada.*" Ernst & Young Inc. has been appointed as monitor of RBH in the CCAA proceedings. In accordance with the CCAA process, as the parties work towards a plan of arrangement or compromise in a confidential mediation, it is anticipated that the court will set additional hearings and further extend the stay of proceedings. On April 17, 2019, the Ontario Superior Court ruled that RBH and the other defendants will not be allowed to file an application to the Supreme Court of Canada for leave to appeal the Court of Appeal's decision in the *Létourneau* and the *Blais* cases so long as the comprehensive stay of all tobacco-related litigation in Canada remains in effect and that the time period to file the application would be extended by the stay period. While RBH believes that the findings of liability and damages in both *Létourneau* and the *Blais* cases were incorrect, the CCAA proceedings will provide a forum for RBH to seek resolution through a plan of arrangement or compromise of all tobacco-related litigation pending in Canada. It is not possible to predict the resolution of the underlying legal proceedings or the length of the CCAA process.

Stayed Litigation — Canada

Smoking and Health Litigation — Canada

In the first class action pending in Canada, *Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Canada Ltd., Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp., Quebec Superior Court, Canada*, filed in November 1998, RBH and other Canadian cigarette manufacturers (Imperial Tobacco Canada Ltd. and JTI-Macdonald Corp.) are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, sought compensatory and punitive damages for each member of the class who suffers allegedly from certain smoking-related diseases. The class was certified in 2005. The trial court issued its judgment on May 27, 2015. The trial court found RBH and two other Canadian manufacturers liable and found that the class members' compensatory damages totaled approximately CAD 15.5 billion (approximately $11.5 billion), including pre-judgment interest. The trial court awarded compensatory damages on a joint and several liability basis, allocating 20% to our subsidiary (approximately CAD 3.1 billion (approximately $2.3 billion) including pre-judgment interest). In addition, the trial court awarded CAD 90,000 (approximately $67,000) in punitive damages, allocating CAD 30,000 (approximately $22,000) to RBH. The trial court estimated the disease class at 99,957 members. RBH appealed to the Court of Appeal of Quebec. In October 2015, the Court of Appeal ordered RBH to furnish security totaling CAD 226 million (approximately $167 million) to cover both the *Létourneau* and *Blais* cases, which RBH has paid in installments through March 2017. The Court of Appeal ordered Imperial Tobacco Canada Ltd. to furnish security totaling CAD 758 million (approximately $561 million) in installments through June 2017. JTI Macdonald Corp. was not required to furnish security in accordance with plaintiffs' motion. The Court of Appeal ordered that the security is payable upon a final judgment of the Court of Appeal affirming the trial court's judgment or upon further order of the Court of Appeal.

On March 1, 2019, the Court of Appeal issued a decision largely affirming the trial court's findings of liability and the compensatory and punitive damages award while reducing the total amount of compensatory damages to approximately CAD 13.5 billion (approximately $10 billion), including interest due to the trial court's error in the calculation of interest. The compensatory damages award is on a joint and several basis with an allocation of 20% to RBH (approximately CAD 2.7 billion (approximately $2 billion), including pre-judgment interest). The Court of Appeal upheld the trial court's findings that defendants violated the Civil Code of Quebec, the Quebec Charter of Human Rights and Freedoms, and the Quebec Consumer Protection Act by failing to warn adequately of the dangers of smoking and by conspiring to prevent consumers from learning of the dangers of smoking. The Court of Appeal further held that the plaintiffs either need not prove, or had adequately proven, that these faults were a cause of the class members' injuries. In accordance with the judgment, defendants were required to deposit their respective portions of the damages awarded in both the *Létourneau* case described below and the *Blais* case, approximately CAD 1.1 billion (approximately $813 million), into trust accounts within 60 days. RBH's share of the deposit was approximately CAD 257 million (approximately $194 million). PMI recorded a pre-tax charge of $194 million in its consolidated results, representing $142 million net of tax, as tobacco litigation-related expense, in the first quarter of 2019. The charge reflects PMI's assessment of the portion of the judgment that represents probable and estimable loss prior to the deconsolidation of RBH and corresponds to the trust account deposit required by the judgment.

In the second class action pending in Canada, *Cecilia Létourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp., Quebec Superior Court, Canada,* filed in September 1998, RBH and other Canadian cigarette manufacturers (Imperial Tobacco Canada Ltd. and JTI-Macdonald Corp.) are defendants. The plaintiff, an individual smoker, sought compensatory and punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. The trial court issued its judgment on May 27, 2015. The trial court found RBH and two other Canadian manufacturers liable and awarded a total of CAD 131 million (approximately $97 million) in punitive damages, allocating CAD 46 million (approximately $34 million) to RBH. The trial court estimated the size of the addiction class at 918,000 members but declined to award compensatory damages to the addiction class because the evidence did not establish the claims with sufficient accuracy. The trial court found that a claims process to allocate the awarded punitive damages to individual class members would be too expensive and difficult to administer. On March 1, 2019, the Court of Appeal issued a decision largely affirming the trial court's findings of liability and the total amount of punitive damages awarded allocating CAD 57 million (approximately $42 million), including interest to RBH. See the *Blais* description above for further detail concerning the security order pertaining to both *Létourneau* and *Blais* cases and the impact of the decision on PMI's financial statements.

RBH and PMI believe the findings of liability and damages in both *Létourneau* and the *Blais* cases were incorrect and in contravention of applicable law on several grounds including, the following: (i) defendants had no obligation to warn class members who knew, or should have known, of the risks of smoking; (ii) defendants cannot be liable to class members who would have smoked regardless of what warnings were given; and (iii) defendants cannot be liable to all class members given the individual differences among class members.

In the third class action pending in Canada, *Kunta v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Winnipeg, Canada*, filed June 12, 2009, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease ("COPD"), severe asthma, and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products.

In the fourth class action pending in Canada, *Adams v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Saskatchewan, Canada*, filed July 10, 2009, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, emphysema, heart disease, or cancer, as well as restitution of profits.

In the fifth class action pending in Canada, *Semple v. Canadian Tobacco Manufacturers' Council, et al., The Supreme Court (trial court), Nova Scotia, Canada*, filed June 18, 2009, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products.

In the sixth class action pending in Canada, *Dorion v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Alberta, Canada,* filed June 15, 2009, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint.

In the seventh class action pending in Canada, *McDermid v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and heart disease resulting from the use of tobacco products. He is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from heart disease allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed.

In the eighth class action pending in Canada, *Bourassa v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada*, filed June 25, 2010, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, the heir to a deceased smoker, alleges that the decedent was addicted to tobacco products and suffered from emphysema resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from chronic respiratory diseases allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. In December 2014, plaintiff filed an amended statement of claim.

In the ninth class action pending in Canada, *Suzanne Jacklin v. Canadian Tobacco Manufacturers' Council, et al., Ontario Superior Court of Justice,* filed June 20, 2012, we, RBH, and our indemnitees (PM USA and Altria), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, heart disease, or cancer, as well as restitution of profits.

> *Health Care Cost Recovery Litigation — Canada*

In the first health care cost recovery case pending in Canada, *Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada,* filed January 24, 2001, we, RBH, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, resulting from a "tobacco related wrong."

In the second health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of New Brunswick v. Rothmans Inc., et al., Court of Queen's Bench of New Brunswick, Trial Court, New Brunswick, Fredericton, Canada,* filed March 13, 2008, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of New Brunswick based on legislation enacted in the province. This legislation is similar to the law introduced in British Columbia that authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the third health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of Ontario v. Rothmans Inc., et al., Ontario Superior Court of Justice, Toronto, Canada*, filed September 29, 2009, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Ontario based on legislation enacted in the province. This legislation is similar to the laws introduced in British Columbia and New Brunswick that authorize the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the fourth health care cost recovery case filed in Canada, *Attorney General of Newfoundland and Labrador v. Rothmans Inc., et al., Supreme Court of Newfoundland and Labrador, St. Johns, Canada*, filed February 8, 2011, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Newfoundland and Labrador based on legislation enacted in the province that is similar to the laws introduced in British Columbia, New Brunswick and Ontario. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the fifth health care cost recovery case filed in Canada, *Attorney General of Quebec v. Imperial Tobacco Limited, et al., Superior Court of Quebec, Canada*, filed June 8, 2012, we, RBH, our indemnitee (PM USA), and other members of the industry are defendants. The claim was filed by the government of the province of Quebec based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the sixth health care cost recovery case filed in Canada, *Her Majesty in Right of Alberta v. Altria Group, Inc., et al., Supreme Court of Queen's Bench Alberta, Canada*, filed June 8, 2012, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Alberta based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the seventh health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of the Province of Manitoba v. Rothmans, Benson & Hedges, Inc., et al., The Queen's Bench, Winnipeg Judicial Centre, Canada*, filed May 31, 2012, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Manitoba based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the eighth health care cost recovery case filed in Canada, *The Government of Saskatchewan v. Rothmans, Benson & Hedges Inc., et al., Queen's Bench, Judicial Centre of Saskatchewan, Canada*, filed June 8, 2012, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Saskatchewan based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the ninth health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of the Province of Prince Edward Island v. Rothmans, Benson & Hedges Inc., et al., Supreme Court of Prince Edward Island (General Section), Canada*, filed September 10, 2012, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Prince Edward Island based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

In the tenth health care cost recovery case filed in Canada, *Her Majesty the Queen in Right of the Province of Nova Scotia v. Rothmans, Benson & Hedges Inc., et al., Supreme Court of Nova Scotia, Canada*, filed January 2, 2015, we, RBH, our indemnitees (PM USA and Altria), and other members of the industry are defendants. The claim was filed by the government of the province of Nova Scotia based on legislation enacted in the province that is similar to the laws enacted in several other Canadian provinces. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a "tobacco related wrong."

_____

The table below lists the number of tobacco-related cases pertaining to combustible products pending against us and/or our subsidiaries or indemnitees as of December 31, 2023, December 31, 2022 and December 31, 2021:

Type of Case[1]	Number of Cases Pending as of December 31, 2023	Number of Cases Pending as of December 31, 2022	Number of Cases Pending as of December 31, 2021
Individual Smoking and Health Cases	45	40	40
Smoking and Health Class Actions	9	9	9
Health Care Cost Recovery Actions	17	17	17
Label-Related Class Actions	—	—	—
Individual Label-Related Cases	4	6	3
Public Civil Actions	1	1	1

_____
[1] Includes cases pending in Canada.

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 544 Smoking and Health, Label-Related, Health Care Cost Recovery, and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees were a defendant have been terminated in our favor. Fifteen cases have had decisions in favor of plaintiffs. Ten of these cases have subsequently reached final resolution in our favor and five remain on appeal, or are subject to an appeal, or our subsidiary may file an appeal.

The table below lists the verdict and significant post-trial developments in the five pending cases where a verdict was returned in favor of the plaintiff:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 27, 2015	Canada/Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais	Class Action	On May 27, 2015, the Superior Court of the District of Montreal, Province of Quebec ruled in favor of the *Blais* class on liability and found the class members' compensatory damages totaled approximately CAD 15.5 billion (approximately $11.5 billion), including pre-judgment interest. The trial court awarded compensatory damages on a joint and several liability basis, allocating 20% to our subsidiary (approximately CAD 3.1 billion including pre-judgment interest (approximately $2.3 billion)). The trial court awarded CAD 90,000 (approximately $67,000) in punitive damages, allocating CAD 30,000 (approximately $22,000) to our subsidiary. The trial court ordered defendants to pay CAD 1 billion (approximately $740 million) of the compensatory damage award, CAD 200 million (approximately $148 million) of which is our subsidiary's portion, into a trust within 60 days.	In June 2015, RBH commenced the appellate process with the Court of Appeal of Quebec. On March 1, 2019, the Court of Appeal issued a decision largely affirming the trial court's decision. (See "*Stayed Litigation — Canada*" for further detail.)

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
May 27, 2015	Canada/Cecilia Létourneau	Class Action	On May 27, 2015, the Superior Court of the District of Montreal, Province of Quebec ruled in favor of the *Létourneau* class on liability and awarded a total of CAD 131 million (approximately $97 million) in punitive damages, allocating CAD 46 million (approximately $34 million) to RBH. The trial court ordered defendants to pay the full punitive damage award into a trust within 60 days. The court did not order the payment of compensatory damages.	In June 2015, RBH commenced the appellate process with the Court of Appeal of Quebec. On March 1, 2019, the Court of Appeal issued a decision largely affirming the trial court's decision. (See "*Stayed Litigation — Canada*" for further detail.)

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
August 5, 2016	Argentina/Hugo Lespada	Individual Action	On August 5, 2016, the Civil Court No. 14 - Mar del Plata, issued a verdict in favor of plaintiff, an individual smoker, and awarded him ARS 110,000 (approximately $133), plus interest, in compensatory and moral damages. The trial court found that our subsidiary failed to warn plaintiff of the risk of becoming addicted to cigarettes.	On August 23, 2016, our subsidiary filed its notice of appeal. On October 31, 2017, the Civil and Commercial Court of Appeals of Mar del Plata ruled that plaintiff's claim was barred by the statute of limitations and it reversed the trial court's decision. On May 17, 2021, plaintiff filed a federal extraordinary appeal. On November 1, 2021, the Supreme Court of the Province of Buenos Aires dismissed plaintiff's federal extraordinary appeal. On November 10, 2021, plaintiff filed a direct appeal before the Federal Supreme Court.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
June 17, 2021	Argentina/Claudia Milano	Individual Action	On June 17, 2021, the Civil Court No. 9 - Mar del Plata, issued a verdict in favor of plaintiff, an individual smoker, and awarded her smoking cessation treatments, ARS 150,000 (approximately $181), in compensatory and moral damages, and ARS 4,000,000 (approximately $4,825) in punitive damages, plus interest and costs. The trial court found that our subsidiary failed to warn plaintiff of the risk of becoming addicted to cigarettes.	On July 2, 2021, our subsidiary filed its notice of appeal. In addition, plaintiff filed an appeal challenging the dismissal of the claim for psychological damages. As required by local law, our subsidiary deposited the damages awarded, plus interest and costs, in total ARS 6,114,428 (approximately $7,375), into a court escrow account. Our subsidiary challenged the amount determined by the court. The Civil and Commercial Court of Appeals of Mar del Plata granted our subsidiary's challenge to the escrow amount determined by the trial court. As a result, on December 16, 2021, ARS 893,428 (approximately $1,078) was returned to our subsidiary. If our subsidiary ultimately prevails, the remaining deposited amounts will be returned to our subsidiary. On May 31, 2022, the Civil and Commercial Court of Appeals of Mar del Plata ruled that the statute of limitations barred plaintiff's claim and reversed the trial court's decision. On June 15, 2022, plaintiff filed an extraordinary appeal.

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
June 23, 2023	Turkey/ Senem Yilmazel	Individual Action	On June 23, 2023, the Ankara Consumer Court published its decision in favor of plaintiff, the daughter of an individual smoker, against our subsidiary and a BAT subsidiary, awarding her TRY 10,000 (approximately $327) in damages. The trial court found that the plaintiff's father died as a result of lung cancer and COPD caused by his cigarette consumption.	On September 8, 2023, our subsidiary filed its appeal. On September 25, 2023, the plaintiff filed an appeal challenging the damages amount determined by the court.

Pending claims related to tobacco products generally fall within the following categories:

Smoking and Health Litigation: These cases primarily allege personal injury and are brought by individual plaintiffs or on behalf of a class or purported class of individual plaintiffs. Plaintiffs' allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statute of limitations.

As of December 31, 2023, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

- 45 cases brought by individual plaintiffs in Argentina (31), Canada (2), Chile (11), and Turkey (1), compared with 40 such cases on December 31, 2022, and 40 cases on December 31, 2021; and

- 9 cases brought on behalf of classes of individual plaintiffs, compared with 9 such cases on December 31, 2022 and 9 such cases on December 31, 2021.

The class actions pending in Canada are described above under the caption "*Smoking and Health Litigation — Canada.*"

Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranties, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, "unclean hands" (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2023, there were 17 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Brazil (1), Canada (10), Korea (1) and Nigeria (5), compared with 17 such cases on December 31, 2022 and 17 such cases on December 31, 2021.

The health care cost recovery actions pending in Canada are described above under the caption "*Health Care Cost Recovery Litigation — Canada.*"

In the health care cost recovery case in Brazil, *The Attorney General of Brazil v. Souza Cruz Ltda., et al., Federal Trial Court, Porto Alegre, Rio Grande do Sul, Brazil*, filed May 21, 2019, we, our subsidiaries, and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases in certain prior years, payment of anticipated costs of treating future alleged smoking-related diseases, and moral damages. Defendants filed answers to the complaint in May 2020.

In the first health care cost recovery case in Nigeria, *The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria,* filed March 13, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We are in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the second health care cost recovery case in Nigeria, *The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria,* filed May 9, 2007, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We are in the process of challenging the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the third health care cost recovery case in Nigeria, *The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria,* filed October 17, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2011, the court ruled that the plaintiff had not complied with the procedural steps necessary to serve us. As a result of this ruling, plaintiff must re-serve its claim. We have not yet been re-served.

In the fourth health care cost recovery case in Nigeria, *The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria,* filed May 25, 2007, we and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We challenged service as improper. In June 2010, the court ruled that plaintiffs did not have leave to serve the writ of summons on the defendants and that they must re-serve the writ. We have not yet been re-served.

In the fifth health care cost recovery case in Nigeria, *The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria*, filed February 26, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our objections to the court's jurisdiction. We have appealed. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.

In the health care cost recovery case in Korea, the *National Health Insurance Service v. KT&G, et. al.,* filed April 14, 2014, our subsidiary and other Korean manufacturers are defendants. Plaintiff alleges that defendants concealed the health hazards of smoking, marketed to youth, added ingredients to make their products more harmful and addictive, and misled consumers into believing that *Lights* cigarettes are safer than regular cigarettes. The National Health Insurance Service seeks to recover damages allegedly incurred in treating 3,484 patients with small cell lung cancer, squamous cell lung cancer, and squamous cell laryngeal cancer from 2003 to 2012. The trial court dismissed the case in its entirety on November 20, 2020. The Appellate court granted the Plaintiff a *de novo* appeal in 2021 and determined that the appellate proceedings will take place in stages: wrongful conduct/product defect allegations first, then causation and finally issues such as standing/direct action.

Label-Related Cases: These cases, now brought only by individual plaintiffs, allege that the use of the descriptor "Lights" or other alleged misrepresentations or omissions of labeling information constitute fraudulent and misleading conduct. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs seek various forms of relief including restitution, injunctive relief, and compensatory and other damages. Defenses raised include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2023, there were 4 label-related cases brought by individual plaintiffs in Italy (1) and Chile (3) pending against our subsidiaries, compared with 6 such cases on December 31, 2022, and 3 such cases on December 31, 2021.

Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs' allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

As of December 31, 2023, there was 1 public civil action pending against our subsidiary in Venezuela (1), compared with 1 such case on December 31, 2022, and 1 such case on December 31, 2021.

In a public civil action in Venezuela, *Federation of Consumers and Users Associations ("FEVACU"), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court*, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens' right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their "sales or benefits" to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements. In December 2012, the court admitted our subsidiary and a subsidiary of British American Tobacco plc as interested third parties. In February 2013, our subsidiary answered the complaint.

U.S. Government Matter: The U.S. government has contacted Altria and PM USA in connection with an agreement between PMI and Altria to end their commercial relationship with respect to Platform 1 in the U.S. as of April 30, 2024 ("Altria Agreement"). Altria and PM USA are parties to a 2006 order in the United States District Court for the District of Columbia holding that they violated the Racketeer Influenced and Corrupt Organizations Act ("2006 Order"). PMI was not a defendant in that proceeding. The 2006 Order imposed injunctive relief on defendants including, but not limited to, enjoining false, misleading, or deceptive statements concerning cigarettes; prohibiting express or implied health statements for any cigarette brand; and requiring defendants to make certain corrective statements at point-of sale and on websites. The 2006 Order also imposed restrictions on defendants from selling or transferring their cigarette brands, brand names, cigarette product formulas or cigarette businesses without the transferee submitting to the jurisdiction of the court and subjecting itself to the 2006 Order as of the date of sale or transfer. The U.S. government has informed Altria that it believes the transaction contemplated by the Altria Agreement falls within the scope of this provision and that, before it can be effectuated, PMI must submit to the 2006 Order. While we do not know the specific relief the U.S. government may seek from the court, we believe that there are strong arguments as to why the provision cited by the U.S. government is inapplicable to the Altria Agreement.

Other Litigation

The Department of Special Investigations of the government of Thailand ("DSI") conducted an investigation into alleged underpayment by our subsidiary, Philip Morris (Thailand) Limited ("PM Thailand"), of customs duties and excise taxes relating to imports from the Philippines covering the period 2003-2007. On January 18, 2016, the Public Prosecutor filed charges against our subsidiary and seven former and current employees in the Bangkok Criminal Court alleging that PM Thailand and the individual defendants jointly and with the intention to defraud the Thai government, under-declared import prices of cigarettes to avoid full payment of taxes and duties in connection with import entries of cigarettes from the Philippines during the period of July 2003 to June 2006. The government sought a fine of approximately THB 80.8 billion (approximately $2.3 billion). In May 2017, Thailand enacted a new customs act. The new act, which took effect in November 2017, substantially limits the amount of fines that Thailand could seek in these proceedings. PM Thailand believes that its declared import prices are in compliance with the Customs Valuation Agreement of the World Trade Organization and Thai law and that the allegations of the Public Prosecutor are inconsistent with several decisions already taken by Thai Customs and other Thai governmental agencies. Trial in the case began in November 2017 and concluded in September 2019. In November 2019, the trial court found our subsidiary guilty of under-declaration of the prices and imposed a fine of approximately THB 1.2 billion (approximately $33.5 million). The trial court dismissed all charges against the individual defendants. In December 2019, as required by the Thai law, our subsidiary paid the fine. This payment is included in other assets on the consolidated balance sheets and negatively impacted net cash provided by operating activities in the consolidated statements of cash flows in the period of payment. Both our subsidiary and the Public Prosecutor filed an appeal of the trial court's decision. The appellate court issued its decision on the appeals on June 1, 2022. The appellate court affirmed the findings of under-declaration of import prices of cigarettes but reduced the fine to approximately THB 122 million (approximately $3.4 million) finding the trial court erred in its calculation of the under-declaration and fine. The appellate court affirmed the acquittals of the individual defendants. Our subsidiary has appealed the decision to the Supreme Court of Thailand. The Public Prosecutor has also filed an appeal challenging the dismissal of charges against the individual defendants and the amount of the fine imposed. Thailand is required to refund any payment made by our subsidiary in excess of any fine asserted by the courts.

The DSI also conducted an investigation into alleged underpayment by PM Thailand of customs duties and excise taxes relating to imports from Indonesia covering the period 2000-2003. On January 26, 2017, the Public Prosecutor filed charges against PM Thailand and its former Thai employee in the Bangkok Criminal Court alleging that PM Thailand and its former employee jointly and with the intention to defraud the Thai government under-declared import prices of cigarettes to avoid full payment of taxes and duties in connection with import entries during the period from January 2002 to July 2003. The government is seeking a fine of approximately THB 19.8 billion (approximately $553 million). In May 2017, Thailand enacted a new customs act. The new act, which took effect in November 2017, substantially limits the amount of fines that Thailand could seek in these proceedings. PM Thailand believes that its declared import prices are in compliance with the Customs Valuation Agreement of the World Trade Organization and Thai law, and that the allegations of the Public Prosecutor are inconsistent with several decisions already taken by Thai Customs and a Thai court. Trial in the case began in November 2018 and concluded in December 2019. In March 2020, the trial court found our subsidiary guilty of under-declaration of the prices and imposed a fine of approximately THB 130 million (approximately $3.6 million). The trial court dismissed all charges against the individual defendant. In April 2020, as required by Thai law, our subsidiary paid the fine. This payment is included in other assets on the consolidated balance sheets and negatively impacted net cash provided by operating activities in the consolidated statements of cash flows in the period of payment. Our subsidiary filed an appeal of the trial court's decision. In addition, the Public Prosecutor filed an appeal of the trial court's decision challenging the dismissal of charges against the individual defendant and the amount of the fine imposed. The appellate court issued its decision on the appeals on January 31, 2023. The appellate court affirmed the findings of under-declaration of import prices of cigarettes but reduced the fine imposed by the trial court. The appellate court directed the Public Prosecutor to coordinate with customs officials to calculate such reduced fine in accordance with the appellate court's decision. The appellate court affirmed the acquittal of the individual defendant. Our subsidiary has appealed the decision to the Supreme Court of Thailand. The Public Prosecutor has filed an appeal to the Supreme Court of

Thailand challenging the dismissal of charges against the individual defendant and the amount of the fine. Thailand is required to refund any payment made by our subsidiary in excess of any fine assessed by the courts.

The South Korean Board of Audit and Inspection ("BAI") conducted an audit of certain Korean government agencies and the tobacco industry into whether inventory movements ahead of the January 1, 2015 increase of cigarette-related taxes and funds by tobacco companies, including Philip Morris Korea Inc. ("PM Korea"), our South Korean subsidiary, were in compliance with South Korean laws. In November 2016, the tax authorities completed their audit and assessed allegedly underpaid taxes and penalties. In order to avoid nonpayment financial costs, PM Korea paid approximately KRW 272 billion (approximately $204 million), of which KRW 100 billion (approximately $75 million) was paid in 2016 and KRW 172 billion (approximately $129 million) was paid in the first quarter of 2017. These paid amounts negatively impacted net cash provided by operating activities in the consolidated statements of cash flows in the period of payment. PM Korea appealed the assessments. In January 2020, a trial court ruled that PM Korea did not underpay taxes in the amount of approximately KRW 218 billion (approximately $164 million). The tax authorities appealed this decision to the appellate court. In September 2020, the appellate court upheld the trial court's decision. The tax authorities appealed to the Supreme Court of South Korea. On July 13, 2023, the Supreme Court reversed the appellate court's decision and remanded the tax cases to the appellate court. Two separate panels at the appellate court were assigned to implement the Supreme Court decision, one related to the local level tobacco consumption tax ("TCT") and the other related to the national level individual consumption tax ("ICT"). The first two hearings for the TCT case took place on October 18, 2023, and December 6, 2023, and the next hearing is scheduled on March 20, 2024. The first hearing for the ICT case took place on November 17, 2023, and the next hearing is put on hold until all issues are cleared in the TCT case hearings. PM Korea made factual and legal arguments which were not previously reviewed and factored in the Supreme Court decision. Based on the decision issued by the Supreme Court of South Korea on July 13, 2023, management has concluded that an adverse outcome is probable. In June 2020, another trial court ruled that PM Korea did not underpay approximately KRW 54 billion (approximately $40 million) of alleged funds underpayments. The government agencies appealed this decision. In January 2021, the appellate court upheld the trial court's decision. The government agencies appealed to the Supreme Court of South Korea. This funds case is still pending review at the Supreme Court without a specific decision date. Based on the decision issued by the Supreme Court of South Korea on July 13, 2023, management has concluded that an adverse outcome is probable. Consequently, in the second quarter of 2023, PMI recorded a non-cash pre-tax charge of $204 million in marketing, administration and research costs, reflecting the full amount previously paid by PM Korea.

A putative shareholder class action lawsuit, *In re Philip Morris International Inc. Securities Litigation*, is pending in the United States District Court for the Southern District of New York, purportedly on behalf of purchasers of Philip Morris International Inc. stock between July 26, 2016 and April 18, 2018. The lawsuit names Philip Morris International Inc. and certain officers and employees as defendants and includes allegations that the defendants made false and/or misleading statements and/or failed to disclose information about PMI's business, operations, financial condition, and prospects, related to product sales of, and alleged irregularities in clinical studies of, PMI's Platform 1 product. The lawsuit seeks various forms of relief, including damages. In November 2018, the court consolidated three putative shareholder class action lawsuits with similar allegations previously filed in the Southern District of New York (namely, *City of Westland Police and Fire Retirement System v. Philip Morris International Inc., et al., Greater Pennsylvania Carpenters' Pension Fund v. Philip Morris International Inc., et al., and Gilchrist v. Philip Morris International Inc., et al.*) into these proceedings. A putative shareholder class action lawsuit, *Rubenstahl v. Philip Morris International Inc., et al.*, that had been previously filed in December 2017 in the United States District Court for the District of New Jersey, was voluntarily dismissed by the plaintiff due to similar allegations in these proceedings. On February 4, 2020, the court granted defendants' motion in its entirety, dismissing all but one of the plaintiffs' claims with prejudice. The court noted that one of plaintiffs' claims (allegations relating to four non-clinical studies of PMI's Platform 1 product) did not state a viable claim but allowed plaintiffs to replead that claim by March 3, 2020. On February 18, 2020, the plaintiffs filed a motion for reconsideration of the court's February 4th decision; this motion was denied on September 21, 2020. On September 28, 2020, plaintiffs filed an amended complaint seeking to replead allegations relating to four non-clinical studies of PMI's Platform 1 product. On September 10, 2021, the court granted defendant's motion to dismiss plaintiffs' amended complaint in its entirety. On December 26, 2023, the U.S. Court of Appeals for the Second Circuit upheld the dismissal of plaintiffs' claims.

On February 1, 2024, Philip Morris Products S.A. ("PMPSA") entered into a settlement agreement (the "Settlement Agreement") with Nicoventures Trading Limited ("NTV"), an affiliate of British American Tobacco p.l.c. ("BAT"). Under the Settlement Agreement, PMPSA, NTV and their respective affiliates (the "Parties") have agreed, among other things, to: (i) dismiss with prejudice, subject to certain limited exceptions, and without admission of liability certain pending legal proceedings (the "Proceedings") between them and concerning certain of their respective products; (ii) request rescission of the limited exclusion order and the cease-and-desist order issued by the International Trade Commission ("ITC") on September 29, 2021, and (iii) fully and finally discharge without admission of liability any injunctions granted to the Parties in the Proceedings.

In April 2020, affiliates of BAT commenced patent infringement proceedings, *RAI Strategic Holdings, Inc., et al. v. Altria Client Services LLC, et al.*, in the federal court in the Eastern District of Virginia, where PMI's subsidiary, PMPSA, as well as Altria Group, Inc.'s subsidiaries, are defendants. Plaintiffs seek damages and injunctive relief against the commercialization of the Platform 1 blade products in the United States. In April 2020, BAT affiliates filed a complaint against PMI, PMPSA, Altria Group, Inc., and its subsidiaries before the ITC. Plaintiffs sought an order to prevent the importation of Platform 1 products into the United States. The ITC evidentiary hearing closed on February 1, 2021. On May 14, 2021, the administrative law judge issued an Initial and Recommended Determination ("ID/RD") finding that the Platform 1 blade products infringe two of the three patents asserted by Plaintiffs, recommending that the ITC issue a Limited Exclusion order against infringing products, and recommending against a cease-and-desist, as well as recommending against a bond pending Presidential review of the ITC's Final Determination ("FD"). Defendants and Plaintiffs filed separate Petitions for Review with the ITC of the ID/RD on May 28, 2021; on July 27, 2021, the ITC granted each of the petitions in part, deciding to review certain issues in the ID/RD. Plaintiffs and Defendants also submitted brief statements of the public interest factors in issue to the ITC on June 15, 2021. On September 29, 2021, the ITC issued its FD finding a violation of section 337 of the U.S. Tariff Act and issued (a) a limited exclusion order against PMPSA, prohibiting, inter alia, the importation of Platform 1 product and infringing components; and (b) a cease-and-desist order against Altria Client Services, LLC and its affiliate prohibiting, inter alia, sales of imported Platform 1 products. The ITC predicated the orders on its finding that Platform 1 blade products infringe two patents owned by a BAT affiliate. The ITC also found that Platform 1 blade products do not infringe a third patent owned by a BAT affiliate. The ITC further held that there were insufficient concerns over public interest to prevent the issuance of remedial orders. Following the Presidential Review period, the orders became effective and Defendants filed a petition for review of the FD with the U.S. Court of Appeals for the Federal Circuit. Defendants also filed motions in the ITC and Federal Circuit for a stay of the orders pending disposition of the appeal; the ITC denied the motion on January 20, 2022 and the Federal Circuit denied the motion on January 25, 2022. The Federal Circuit heard oral argument on defendants' appeal of the FD on October 3, 2022 and, on March 31, 2023, the Federal Circuit affirmed the FD. The Eastern District of Virginia and ITC cases filed by BAT are among the Proceedings to be dismissed pursuant to the Settlement Agreement including through the Parties' request for rescission of the limited exclusion order and the cease-and-desist order issued by the ITC on September 29, 2021.

In the Eastern District of Virginia case, the defendants also counterclaimed that BAT infringed their patents relating to certain e-vapor products, seeking damages for, and injunctive relief against, the commercialization of these products by BAT. The trial of Defendant PMPSA's counterclaims took place from June 8-14, 2022 and, on June 15, 2022, the jury returned a verdict for PMPSA awarding approximately $10.8 million in damages for infringement up to December 31, 2021 of two PMPSA patents by BAT's affiliate and two of BAT's e-vapor products; the jury also found BAT's affiliate did not infringe one of the two PMPSA patents and that the BAT affiliates had failed to prove one of the two PMPSA patents was invalid. PMPSA filed a motion for an injunction or, in the alternative, an ongoing royalty on August 12, 2022. On March 30, 2023, the court denied PMPSA's motion for an injunction and granted PMPSA an ongoing royalty against two of BAT's U.S. e-vapor products. On May 1, 2023, the court entered partial final judgment under Rule 54(b) on PMPSA's claim against BAT's affiliate. That same day, BAT's affiliate filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. On May 10, 2023, PMPSA filed a notice of cross-appeal. This case is among the Proceedings to be dismissed pursuant to the Settlement Agreement. Upon petition of PMPSA, the Patent Trial and Appeal Board ("PTAB") of the United States Patent and Trademark Office has instituted review of certain claims pertaining to four of the six patents asserted by BAT affiliates in both proceedings. On January 11, 2022, PTAB issued its final decision on one of the two patents underlying the ITC's FD, invalidating all challenged claims of BAT's patent. On March 30, 2022, PTAB issued its final decision on the second of the two patents underlying the ITC's FD, finding the challenged claims patentable. The parties have filed appeals of these PTAB results to the U.S. Court of Appeals for the Federal Circuit. Oral argument was held on July 13, 2023. On July 17, 2023, the Federal Circuit issued a decision summarily affirming PTAB's decision to invalidate all challenged claims in one of the two patents underlying the ITC's FD. The Federal Circuit issued the mandate notifying the USPTO to record the invalidity of the challenged claims on August 23, 2023. On September 14, 2023, the Federal Circuit issued a decision affirming the PTAB's decision finding certain claims in the second of the two patents underlying the ITC's FD patentable. PMPSA's counterclaim in the Eastern District of Virginia challenging the validity of the remaining claims in the second of the two patents underlying the ITC's FD is currently stayed. On July 21, 2022, PMPSA filed a Request for Rehearing of PTAB's November 2020 decision not to institute review of certain claims in the second of the two patents underlying the ITC's FD; PTAB denied the Request on October 13, 2022.

In April 2020, BAT's affiliate commenced patent infringement proceedings, *Nicoventures Trading Limited v. PM GmbH, et al.,* against PMI's German subsidiary, Philip Morris GmbH, and PMPSA, in the Regional Court in Munich, Germany. Plaintiffs seek damages and injunctive relief against the commercialization of the Platform 1 blade products in Germany. In June 2021, the court stayed the proceeding in respect of one of the two patents asserted by BAT's Affiliate. Following the December 2022 confirmation of the revocation of the other BAT patent by the European Patent Office Board of Appeal, BAT withdrew its initial claim based on that patent; the stayed action based on the second patent remains pending and is stayed pending final resolution of the revocation action. This case is among the Proceedings to be dismissed pursuant to the Settlement Agreement.

In September 2020, BAT's affiliates commenced patent infringement and unfair competition proceedings, *RAI Strategic Holdings, Inc., et al. v. Philip Morris Products S.A., et al.*, against PMPSA and PMI's Italian subsidiaries, Philip Morris Manufacturing & Technology Bologna S.p.A. and Philip Morris Italia S.r.l., in the Court of Milan, Italy. Plaintiffs seek damages, as well as injunctive relief against the manufacture in Italy of the Platform 1 blade heated tobacco units allegedly infringing the asserted patents and the commercialization of the Platform 1 blade products in Italy. As part of this proceeding, in October 2020, BAT's affiliates filed a request based on one of the two asserted patents seeking preliminary injunctive relief against the manufacture and commercialization of the Platform 1 blade products in Italy. In July 2022, the court dismissed plaintiffs' request for preliminary injunction in its entirety and plaintiffs did not appeal this ruling. The merits proceeding remains pending; the next hearing is currently scheduled to occur in the first quarter of 2024. This case is among the Proceedings to be dismissed pursuant to the Settlement Agreement.

In October 2020, BAT's affiliates commenced patent infringement proceedings, *RAI Strategic Holdings, Inc., et al. v. Philip Morris Japan, Limited*, *et al*., against PMI's Japanese subsidiary, Philip Morris Japan Limited, and a third-party distributor in the Tokyo District Court. Plaintiffs seek damages and injunctive relief against the commercialization of the Platform 1 blade products in Japan. On December 23, 2022, the Court dismissed BAT's claims with respect to one of the two patents that it asserted, finding no infringement; BAT filed an appeal of this dismissal. On September 21, 2023, the IP High Court issued its judgment dismissing BAT's appeal regarding the first patent. BAT appealed this decision to the Supreme Court on November 2, 2023. On November 29, 2023, the Tokyo District Court issued a first instance decision favorable to PMI, finding no infringement of the second patent BAT asserted and dismissing BAT's claim. BAT appealed this decision to the IP High Court on January 12, 2024. These cases are among the Proceedings to be dismissed pursuant to the Settlement Agreement.

In November 2020, BAT's affiliates commenced patent infringement proceedings, *RAI Strategic Holdings, Inc., et al. v. Philip Morris Romania SRL, et al.*, against PMI's Romanian subsidiaries, Philip Morris Romania S.R.L. and Philip Morris Trading S.R.L., and a third-party distributor in the Court of Law of Bucharest, Civil Registry. Plaintiffs seek damages and preliminary and permanent injunctive relief against the manufacture and commercialization of the Platform 1 blade products in Romania. In February 2021, the court dismissed plaintiffs' request for a preliminary injunction. In April 2021, the appellate court denied plaintiffs' appeal, confirming the dismissal of plaintiffs' request for preliminary injunction. Plaintiffs' proceeding requesting damages and a permanent injunction remains pending before the Court of Law of Bucharest, Civil Registry. In an October 14, 2021 hearing, the court stayed the proceeding. This case is among the Proceedings to be dismissed pursuant to the Settlement Agreement.

In March 2021, BAT's affiliates commenced patent infringement proceedings, *RAI Strategic Holdings, Inc., et al. v. Philip Morris Korea, Co., Ltd.,* against PM Korea in the Seoul Central District Court. Plaintiffs seek damages and injunctive relief against the commercialization of the Platform 1 blade heated tobacco units in South Korea. This case is among the Proceedings to be dismissed pursuant to the Settlement Agreement. On May 30, 2022, the Korean Patent Office issued a decision that all of the challenged claims in the patent asserted by Plaintiffs are invalid; Plaintiffs filed an appeal of this decision. Following BAT's unsuccessful correction action at the Korean Patent Office, the court held the first hearing in the appeal of the infringement proceeding on September 12, 2023. An additional hearing in the appeal is currently scheduled to occur in the fourth quarter of 2024.

In July, 2021, PMPSA filed a claim at the High Court of Justice of England and Wales against BAT affiliates Nicoventures Trading Limited and British American Tobacco (Investments) Limited seeking revocation of the UK parts of two BAT European patents. In March, the BAT affiliates stated that they would consent to revocation of one of the patents and filed a counterclaim against PMPSA and Philip Morris Limited seeking from the court a declaration that the remaining BAT affiliate patent is infringed by Platform 1 induction products, as well as damages and injunctive relief against the commercialization of the Platform 1 induction products in the U.K. The trial took place from September 21-28, 2022. On October 25, 2023, the Court issued its decision finding that the remaining BAT patent was invalid and not infringed. BAT has elected not to appeal this decision.

Other patent challenges by both parties are pending in various jurisdictions.

On December 21, 2023, we were informed that Future Technology K.K. ("FTKK") filed an application with Tokyo Customs against Sojitz Corporation ("Sojitz"), Philip Morris Japan Limited's ("PMJL") importer and distributor, due to alleged infringement of JP7299432. FTKK is seeking an order stopping the importation of *TEREA* consumables. At this time, FTKK is not seeking any monetary damages or costs. PMJL has entered an appearance in the proceeding as an interested party and filed its response to FTKK's application on January 31, 2024. We believe that this lawsuit is without merit and will defend it vigorously. On January 26, 2024, PMJL filed a declaratory judgment action in Tokyo District Court seeking a declaration that JP7299432 is invalid and/or infringed.

We are also involved in additional litigation arising in the ordinary course of our business. While the outcomes of these proceedings are uncertain, management does not expect that the ultimate outcomes of other litigation, including any reasonably possible losses in excess of current accruals, will have a material adverse effect on our consolidated results of operations, cash flows or financial position.

Third-Party Guarantees

Until November 1, 2022, Medicago Inc. ("Medicago") was an equity method investee of Philip Morris Investments B.V. ("PMIBV"), a PMI subsidiary. On October 17, 2020, Medicago had entered into a contribution agreement with the Canadian government (the "Contribution Agreement") whereby the Canadian government agreed to contribute up to CAD 173 million (approximately $131 million on the date of signing) to Medicago, to support its on-going COVID-19 vaccine development and clinical trials ("First Stage"), and for the construction of its Quebec City manufacturing facility ("Second Stage", and together with the First Stage, the "Project"). On March 31, 2022, the Contribution Agreement was amended (the "Contribution Agreement Amendment") to reflect an additional contribution from the Canadian government up to CAD 27 million (approximately $22 million on the date of signing) to Medicago for the Second Stage. In August 2022, Medicago received the final tranche of the contribution from the Canadian government in relation to the First Stage, confirming thereby the completion of such first stage and consequently reducing by approximately CAD 123 million (approximately $93 million on the date of signing) the Repayment Obligations (as defined below).

PMIBV and Mitsubishi Tanabe Pharma Corporation ("MTPC") are also parties to the Contribution Agreement and the Contribution Agreement Amendment as guarantors of Medicago's obligations thereunder on a joint and several basis ("Co-Guarantors"). The Co-Guarantors agreed to repay amounts contributed by the Canadian government plus interest, if Medicago fails to do so (the "Repayment Obligations"), and could be responsible for the costs of Medicago's other obligations (such as the achievement of specific milestones of the Project). The guarantees are in effect through March 31, 2026. Prior to the release of PMIBV from its obligations as guarantor described below, it was reasonably possible that PMI could have been responsible for a portion of those costs and obligations.

On November 1, 2022, PMIBV transferred all of the shares it owned in Medicago to MTPC Holdings Canada Inc., the majority shareholder of Medicago. MTPC assumed and agreed to perform all of PMIBV's obligations under the guarantees and to indemnify and save PMIBV harmless in respect of any and all claims related to the guaranteed obligations. On February 3, 2023, PMI learned through a public announcement that a decision had been taken to cease all operations at Medicago and to proceed with an orderly wind up of Medicago's business and operations.

On September 27, 2023, the Canadian government released PMIBV from all its obligations as guarantor under the Contribution Agreement and the Contribution Agreement Amendment.

Note 19.

Sale of Accounts Receivable:

To mitigate risk and enhance cash and liquidity management PMI sells trade receivables to unaffiliated financial institutions. These arrangements allow PMI to sell, on an ongoing basis, certain trade receivables without recourse. The trade receivables sold are generally short-term in nature and are removed from the consolidated balance sheets. PMI sells trade receivables under two types of arrangements, servicing and non-servicing. For servicing arrangements, PMI continues to service the sold trade receivables on an administrative basis and does not act on behalf of the unaffiliated financial institutions. When applicable, a servicing liability is recorded for the estimated fair value of the servicing. The amounts associated with the servicing liability were not material for the years ended December 31, 2023 and 2022. Under the non-servicing arrangements, PMI does not provide any administrative support or servicing after the trade receivables have been sold to the unaffiliated financial institutions.

Cumulative trade receivables sold, including excise taxes, for the years ended December 31, 2023 and 2022, were $13.3 billion and $11.9 billion, respectively. PMI's operating cash flows were positively impacted by the amount of the trade receivables sold and derecognized from the consolidated balance sheets, which remained outstanding with the unaffiliated financial institutions. The trade receivables sold that remained outstanding under these arrangements as of December 31, 2023, 2022 and 2021, were $1.6 billion, $1.0 billion and $0.9 billion, respectively. The net proceeds received are included in cash provided by operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade receivables sold and the sum of the cash received is recorded as a loss on sale of trade receivables within marketing, administration and research costs in the consolidated statements of earnings. For the years ended December 31, 2023, 2022 and 2021 the loss on sale of trade receivables was $49 million, $26 million and $9 million, respectively.

Note 20.

Asset Impairment and Exit Costs:

For the years ended December 31, 2023 and 2021, PMI recorded total pre-tax asset impairment and exit costs of $109 million and $216 million, respectively, related to restructuring activities. These pre-tax asset impairment and exit costs were included in marketing, administration and research costs on the consolidated statements of earnings. For the year ended December 31, 2022, PMI did not record any charges for asset impairment and exit costs related to restructuring activities.

For the year ended December 31, 2023, PMI recorded a pre-tax impairment charge on goodwill and other intangibles of $680 million within the Wellness and Healthcare segment. For the year ended December 31, 2022, PMI recorded a pre-tax impairment charge on other intangibles of $112 million within the Wellness and Healthcare segment. For further details, see Note 5. *Goodwill and Other Intangible Assets, net.*

For the year ended December 31, 2023, PMI recorded an impairment of certain long-lived assets in Ukraine. See Note 4. *War in Ukraine* for the impact of the war on PMI.

e-Vapor Products Manufacturing Optimization

In the first quarter of 2023, PMI initiated a project to fully outsource and restructure the manufacturing of e-vapor devices and consumables. As a result, PMI recorded pre-tax asset impairment and exit costs of $109 million. This amount included contract termination costs for suppliers of $78 million, including $21 million of embedded finance lease terminations, payable in cash. This amount also included asset impairment costs of $31 million, primarily related to machinery and equipment, which were non-cash charges.

South Korea

In 2021, PM Korea implemented a new business operating model, which required the restructuring of its current distribution agreements. As a result, PMI recorded exit costs of $57 million in the year ended December 31, 2021, related to contract terminations and restructuring with certain distributors.

Organizational Design Optimization

As part of PMI's transformation to a smoke-free future, PMI sought to optimize its organizational design, which included the elimination, relocation and outsourcing of certain operations center and centralized activities. In January 2020, PMI commenced a multi-phase restructuring project in Switzerland. PMI initiated the employee consultation procedures, as required under Swiss law, for the impacted employees. The consultation procedures for the first two phases were completed in 2020 with the final phases initiated and completed in 2021. Additionally, since the commencement of this multi-phase restructuring project in 2020, PMI launched a voluntary separation program in Switzerland for certain eligible employees and announced the outsourcing of certain activities in Argentina, Indonesia, Poland and the United States. This multi-phase restructuring project was completed in the fourth quarter of 2021.

For the year ended December 31, 2021, PMI recorded pre-tax charges of $159 million related to the organizational design optimization. Since inception of this multi-phase restructuring project in January 2020 through December 31, 2021, approximately 1,020 positions in total were impacted, resulting in cumulative pre-tax charges of $308 million related to the organizational design optimization program. Of this cumulative pre-tax amount, $300 million related to separation program charges and $8 million related to asset impairment charges.

Asset Impairment and Exit Costs by Segment

During 2023 and 2021, PMI recorded the following pre-tax asset impairment and exit costs by segment related to restructuring activities:

(in millions)	2023	2021
Separation programs: [1]		
Europe	$ —	$ 72
SSEA, CIS & MEA	—	45
EA, AU & PMI DF	—	34
Americas	—	8
Swedish Match	—	—
Wellness and Healthcare	—	—
Total separation programs	—	159
Contract termination charges: [1]		
Europe	35	—
SSEA, CIS & MEA	25	—
EA, AU & PMI DF	15	57
Americas	3	—
Swedish Match	—	—
Wellness and Healthcare	—	—
Total contract termination charges	78	57
Asset impairment charges [1]		
Europe	14	—
SSEA, CIS & MEA	9	—
EA, AU & PMI DF	6	—
Americas	2	—
Swedish Match	—	—
Wellness and Healthcare	—	—
Total asset impairment charges	31	—
Asset impairment and exit costs	$ 109	216

[1] Organizational design optimization pre-tax charges in 2021 and e-vapor products manufacturing optimization charges in 2023 were allocated across all geographical segments.

Movement in Exit Cost Liabilities

The movement in exit cost liabilities for the year ended December 31, 2023 was as follows:

(in millions)	
Liability balance, January 1, 2023	$ 40
Charges, net	78
Cash spent	(79)
Currency/other	(10)
Liability balance, December 31, 2023	$ 29

Future cash payments for exit costs incurred to date are anticipated to be substantially paid by the end of 2024.

Note 21.

Leases:

PMI has operating and finance leases that are principally for real estate (office space, warehouses and retail store space), machinery and equipment, and vehicles. Lease terms range from 1 year to 70 years, some of which include options to renew, which are reasonably certain to be renewed. Lease terms may also include options to terminate the lease. The exercise of a lease renewal or termination option is at PMI's discretion.

PMI's operating and finance leases at December 31, 2023 and 2022, were as follows:

| | At December 31, | | | |
| (in millions) | 2023 | | 2022 | |
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Assets:				
Machinery and equipment	$ —	$ 111	$ —	$ 123
Other assets	631	—	594	—
Total lease assets	$ 631	$ 111	$ 594	$ 123
Liabilities:				
Current				
Current portion of long-term debt	$ —	$ 30	$ —	$ 34
Accrued liabilities - Other	197	—	178	—
Noncurrent				
Long-term debt	—	23	—	20
Income taxes and other liabilities	456	—	436	—
Total lease liabilities	$ 653	$ 53	$ 614	$ 54

The components of PMI's lease cost were as follows for the years ended December 31, 2023, 2022 and 2021:

| | For the Years Ended December 31, | | |
(in millions)	2023	2022	2021
Operating lease cost	$ 266	$ 248	$ 259
Finance lease cost:			
Amortization of right-of-use assets	49	83	54
Interest on lease liabilities	1	1	1
Short-term lease cost	59	59	55
Variable lease cost	28	23	25
Total lease cost	$ 403	$ 414	$ 394

Maturity of PMI's lease liabilities, on an undiscounted basis, as of December 31, 2023, were as follows:

(in millions)	Operating Leases	Finance Leases
2024	$ 228	$ 31
2025	159	12
2026	109	6
2027	72	5
2028	45	2
Thereafter	163	—
Total lease payments	776	56
Less: Interest	123	3
Present value of lease liabilities	$ 653	$ 53

Other information related to PMI's leases was as follows for the years ended December 31, 2023, 2022 and 2021:

	December 31,					
(in millions)	2023		2022		2021	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Cash paid for amounts included in the measurement of lease liabilities in operating cash flows [1]	$ 265	$ —	$ 243	$ —	$ 259	$ —
Cash paid for amounts included in the measurement of lease liabilities in financing cash flows	$ —	$ 27	$ —	$ 76	$ —	$ 26
Leased assets obtained in exchange for new lease liabilities	$ 205	$ 55	$ 255	$ 100	$ 64	$ 89
Weighted-average remaining lease term (years)	10.2	2.6	10.3	2.1	8.3	1.7
Weighted-average discount rate [2] [3]	5.1 %	4.9 %	3.4 %	4.4 %	3.6 %	5.3 %

[1] Cash paid included in the operating cash flows for finance leases is not material.

[2] PMI's weighted-average discount rate for operating leases is based on its estimated pre-tax cost of debt adjusted for country-specific risk.

[3] PMI's weighted-average discount rate for finance leases, excluding embedded leases, is based on its estimated pre-tax cost of debt adjusted for country-specific risk and where applicable the interest rate explicit in lease contracts.

Note 22.

Supply Chain Financing:

PMI has engaged with unaffiliated global financial institutions that offer a voluntary supply chain financing ("SCF") program to some of our suppliers. Under the SCF program, the suppliers may elect, at their sole discretion, to sell PMI's payment obligations to these financial institutions. The suppliers independently negotiate the sale arrangements directly with these financial institutions. PMI does not participate in these negotiations, nor does it have any economic interest in these agreements, or in the designated suppliers' voluntary decision to sell PMI's payment obligations to these financial institutions. No guarantees or securities are provided by PMI or any of its subsidiaries under the SCF programs. PMI's obligations to its suppliers, including amounts due and scheduled payment terms are not impacted by the suppliers' decision to sell amounts under the SCF program. The payment terms of PMI's suppliers generally do not exceed 120 days. All outstanding payable amounts related to suppliers that are participating in the SCF program are recorded in accounts payable in PMI's consolidated balance sheets. The associated payments are included in cash flows from operating activities within PMI's consolidated statement of cash flows. As of December 31, 2023 and 2022, the total amount due to suppliers participating in the SCF program was approximately $0.9 billion and $1.1 billion, respectively.

Note 23.

New Accounting Standards:

Improvements to Reportable Segment Disclosures

On November 27, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ASU 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker that impact segment profit or loss.

The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis, with early adoption permitted. PMI is currently evaluating the impact of ASU 2023-07 on its disclosures.

Improvements to Income Tax Disclosures

On December 14, 2023, the FASB issued Accounting Standards Update ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 enhances the transparency of income tax disclosures, primarily by requiring public business entities to disclose specific categories in the rate reconciliation tabular presentation, as well as by providing additional information for reconciling items that meet a quantitative threshold. The ASU also requires disaggregated disclosures of federal, state and foreign income tax taxes paid.

ASU 2023-09 is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The amendments are applicable on a prospective basis, although retrospective basis is also permitted. PMI is currently evaluating the impact of ASU 2023-09 on its disclosures.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Philip Morris International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Philip Morris International Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive earnings, stockholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Tobacco-Related Litigation for Smoking and Health Class Actions and Health Care Cost Recovery Actions

As described in Note 18 to the consolidated financial statements, the Company has 9 smoking and health class actions and 17 health care cost recovery actions pending. The Company records provisions in the consolidated financial statements for pending litigation when management determines that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as stated otherwise in Note 18, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending smoking and health class actions and health care cost recovery cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending smoking and health class actions and health care cost recovery cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any.

The principal considerations for our determination that performing procedures relating to tobacco-related litigation for smoking and health class actions and health care cost recovery actions is a critical audit matter are that there was significant judgment by management when determining the probability of a loss being incurred and an estimate of the amount or range of the potential loss for each case, which in turn led to a high degree of auditor subjectivity, judgment and effort in evaluating management's assessment related to the loss contingencies associated with smoking and health class actions and health care cost recovery actions related claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of smoking and health class actions and health care cost recovery actions, including controls over determining the probability and range of loss as well as controls over financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external and internal legal counsel, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company's smoking and health class actions and health care cost recovery actions contingencies disclosures.

Acquisition of Swedish Match AB - Valuation of Trademarks and Customer Relationships

As described in Note 3 to the consolidated financial statements, the Company acquired a controlling interest in Swedish Match AB for consideration of $14.5 billion in 2022, which resulted in $7.9 billion of intangible assets being recorded, of which $7.8 billion relate to trademarks and customer relationships. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the revenue growth rates, royalty rates, and discount rates for trademarks, and revenue growth rates, profit margins, customer attrition rates, and discount rates for customer relationships.

The principal considerations for our determination that performing procedures relating to the valuation of trademarks and customer relationships acquired in the acquisition of Swedish Match AB is a critical audit matter are the significant judgment by management when developing the fair value estimate of the trademarks and customer relationships acquired, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions of revenue growth rates, royalty rates, and discount rates for trademarks, and revenue growth rates, profit margins, customer attrition rates, and discount rates for customer relationships. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the trademarks and customer relationships acquired and controls over the development of significant assumptions related to revenue growth rates, profit margins, customer attrition rates, royalty rates, and discount rates. These procedures also included, among others, testing management's process for estimating the fair value of trademarks and customer relationships. Testing management's process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to revenue growth rates, profit margins, customer attrition rates, royalty rates, and discount rates. Evaluating the reasonableness of the revenue growth rates and profit margins involved considering the past performance of the acquired business, as well as economic and industry forecasts. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation methods, and the reasonableness of the customer attrition rate, royalty rate, and discount rate assumptions.

/S/ PRICEWATERHOUSECOOPERS SA

PricewaterhouseCoopers SA

Lausanne, Switzerland
February 8, 2024

We have served as the Company's auditor since 2008.

Report of Management on Internal Control Over Financial Reporting

Management of Philip Morris International Inc. ("PMI" or "we") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. PMI's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PMI;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

- provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with the authorization of management and directors of PMI; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PMI's internal control over financial reporting as of December 31, 2023. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of PMI's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2023, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI's internal control over financial reporting as of December 31, 2023, as stated in their report herein.

February 8, 2024

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

PMI carried out an evaluation, with the participation of PMI's management, including PMI's Chief Executive Officer and Chief Financial Officer, of the effectiveness of PMI's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, PMI's Chief Executive Officer and Chief Financial Officer concluded that PMI's disclosure controls and procedures are effective. There have been no changes in PMI's internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, PMI's internal control over financial reporting.

The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in Item 8.

Item 9B. *Other Information.*

On February 6, 2024, Jun Makihara informed PMI's board of directors (the "Board") that he will not stand for re-election to the Board at our 2024 annual meeting of shareholders. Mr. Makihara's decision not to stand for re-election to the Board was not a result of any disagreement with the Company.

During the three months ended December 31, 2023, no director or officer of PMI adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Except for the information relating to the executive officers set forth in Item 10 and the information relating to equity compensation plans set forth in Item 12, the information called for by Items 10-14 is hereby incorporated by reference to PMI's definitive proxy statement for use in connection with its annual meeting of stockholders to be held on May 8, 2024, that will be filed with the SEC on or about March 28, 2024 (the "proxy statement"), and, except as indicated therein, made a part hereof.

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information About Our Executive Officers as of February 8, 2024:

Name	Office	Age
Jacek Olczak	Chief Executive Officer	59
Massimo Andolina	President, Europe Region	55
Emmanuel Babeau	Chief Financial Officer	56
Werner Barth	President, Combustibles Category & Global Combustibles Marketing	59
Lars Dahlgren	President, Smoke-Free Oral Products & Chief Executive Officer Swedish Match	53
Frederic de Wilde	President, South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Region	56
Reginaldo Dobrowolski	Vice President and Controller	49
Yann Guérin	Senior Vice President and General Counsel	47
Stacey Kennedy	President, Americas Region & CEO of PMI's U.S. Business	51
Paul Riley	President, East Asia, Australia, and PMI Duty Free Region	58
Stefano Volpetti	President, Smoke-Free Inhalable Products & Chief Consumer Officer	52

Jacek Olczak – Age 59

Mr. Olczak was appointed as our Chief Executive Officer in May 2021. From January 2018 until May 2021, Mr. Olczak has served as our Chief Operating Officer, and from August 2012 until December 31, 2017, he served as our Chief Financial Officer. He joined PMI's Polish affiliate in 1993 and progressed through various roles in finance and general management positions across Europe, including as Managing Director of PMI's markets in Poland and Germany and as President of the European Union Region, before being appointed Chief Financial Officer. Prior to joining PMI, Mr. Olczak worked for BDO, an international network of public accounting, tax, consulting and business advisory firms.

Massimo Andolina – Age 55

Mr. Andolina was appointed as our President, Europe Region in January 2023, prior to which he served as our Senior Vice President, Operations since January 2018. He joined PMI in 2008 as Director, Operations Planning, and has held several various roles at PMI, including Vice President, Operations of Latin America & Canada Region from December 2010 to July 2013; Vice President, EU Operations, from August 2013 to June 2016; and Vice President, PMI Transformation from July 2016 to December 2017. Prior to joining PMI, Mr. Andolina held a variety of international positions in strategic marketing and general management for Tetra Pak International and in operations for R.J. Reynolds International.

Emmanuel Babeau – Age 56

Mr. Babeau was appointed as our Chief Financial Officer in May 2020. Prior to joining PMI in May 2020, Mr. Babeau served as the Deputy Chief Executive Officer of Schneider Electric, an energy and automation digital solutions company. In this position, he was in charge of Finance and Legal Affairs. Mr. Babeau joined Schneider Electric in 2009 as Executive Vice President Finance and a member of the Management Board. Mr. Babeau also served on the board of Sanofi S.A., a French multinational healthcare company, from 2018 to 2020. Mr. Babeau started his career in 1990 at Arthur Andersen, and from 1993 to 2009, he progressed through various positions at Pernod Ricard, a beverage company, the latest being Chief Financial Officer and Group Deputy Managing Director. Mr. Babeau also served as a non-executive director at Sodexo, a French food services and facilities management company, from January 2016 until December 2021. He currently sits on the board of Davide Campari-Milano N.V.

Werner Barth – Age 59

Mr. Barth was appointed as our President, Combustibles Category & Global Combustibles Marketing in November 2021. Mr. Barth joined PMI in 1990 as Marketing Trainee at Philip Morris Germany and throughout his career he progressed through various roles at PMI in marketing, product management, brand supervision and general management. Prior to his current position, from 2015, Mr. Barth held the role of Senior Vice President, Marketing & Sales, and from 2018, he held the role of Senior Vice President, Commercial.

Lars Dahlgren – Age 53

Mr. Dahlgren was appointed as our President Smoke-Free Oral Products and CEO Swedish Match in January 2023. Prior to PMI's acquisition of Swedish Match, he served as President and Chief Executive Officer of Swedish Match since June 2008, and as its Chief Financial Officer and Senior Vice President from July 2004 until June 2008. Prior to that, from April 2004 to July 2004, he was Acting Chief Financial Officer and Vice President of Finance at Swedish Match. Mr. Dahlgren joined Swedish Match in 1996 and has been a member of its Group Management Team since 2004.

Frederic de Wilde – Age 56

Mr. de Wilde was appointed as our President, South and Southeast Asia, Commonwealth of Independent States, Middle East and Africa Regions in January 2023, prior to which he served as President, European Union Region from July 2015. From July 2011 until July 2015, Mr. de Wilde held the role of Senior Vice President, Marketing & Sales. Mr. de Wilde joined PMI in 1992 as Brand Manager L&M at Philip Morris Belgium, and throughout his career, he progressed through various roles at PMI in marketing, sales and general management.

Reginaldo Dobrowolski – Age 49

Mr. Dobrowolski was appointed as our Vice President and Controller in August 2021. From May 2019 until August 2021, Mr. Dobrowolski was our Vice President, Corporate Financial Planning, Data & Reporting. Prior to that, Mr. Dobrowolski held various roles in our Finance department, including Director Corporate Financial Planning & Reporting from October 2014 until May 2019.

Yann Guérin - Age 47

Mr. Guérin was appointed as Senior Vice President and General Counsel in July 2023, having served as Senior Vice President and Global Head of Law and Compliance for June 2023. Previously, he served as Vice President and Associate General Counsel, Corporate from July 2021 to May 2023; as Vice President and Associate General Counsel, South & Southern Asia from November 2019 to June 2021; and as Vice President and Associate General Counsel, Middle-East, Africa & Global Duty Free from January 2018 to October 2019. Prior to that, since joining PMI in 2006, Mr. Guérin held a variety of legal roles across the company's businesses, regions and functions. Before joining PMI, he was an attorney at Skadden Arps.

Stacey Kennedy – Age 51

Ms. Kennedy was appointed as our President, Americas Region & CEO of PMI's U.S. Business in January 2023. Previously, she served as our President, South and Southeast Asia Region from January 2018. From 2015 until 2018, Ms. Kennedy served as Managing Director for Germany, Austria, Croatia, and Slovenia. Ms. Kennedy began her career with Philip Morris USA in 1995 as a Territory Sales Manager. Throughout her career, she held a number of positions of increasing responsibility in commercial and general management.

Paul Riley – Age 58

Mr. Riley was appointed as our President, East Asia, Australia, and PMI Duty Free Region in January 2023. Previously, he served as our President, East Asia and Australia Region from January 2018. From 2015 until 2018, Mr. Riley served as President of Philip Morris Japan. Mr. Riley joined Philip Morris Australia in 1988. Over the following two decades, he held a number of positions in Australia, Hong Kong, and Japan, before being named Managing Director, Serbia & Montenegro in 2010. Mr. Riley returned to the Asia Region in 2013, when he became President of Philip Morris Fortune Tobacco Corporation in the Philippines.

Stefano Volpetti – Age 52

Mr. Volpetti was appointed as our President Smoke-Free Inhalable Products & Chief Consumer Officer in January 2023, having served as President Smoke-Free Products Category & Chief Consumer Officer from November 2021. Mr. Volpetti joined PMI in June 2019 as Chief Consumer Officer. From February 2016 until May 2019, Mr. Volpetti served as the Vice President & Brand Franchise Leader of a multi-functional, global business unit at Procter & Gamble, a multinational consumer goods company. Mr. Volpetti spent 22 years at Procter & Gamble, progressing through various roles with increasing responsibility locally in Italy and Mexico, and on a regional level for the European market. Mr. Volpetti also served as Chief Marketing Officer at Luxottica Group S.p.A, an Italian eyewear conglomerate, in 2015.

Codes of Ethics and Corporate Governance

We have adopted a code of ethics, which we call the Code of Conduct. The Code of Conduct complies with requirements set forth in Item 406 of Regulation S-K, applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have also adopted a code of business conduct and ethics that applies to the members of our Board of Directors. These documents are available free of charge on our website at www.pmi.com.

In addition, we have adopted corporate governance guidelines and charters for our Audit and Risk, Compensation and Leadership Development, Science and Technology and Nominating and Corporate Governance committees of the Board of Directors. All of these documents are available free of charge on our website at www.pmi.com. Any waiver granted by Philip Morris International Inc. to its principal executive officer, principal financial officer or controller, or any person performing similar functions under our code of ethics, or certain amendments to the code of ethics, will be disclosed on our website at www.pmi.com.

The information on our website is not, and shall not be deemed to be, a part of this Report or incorporated into any other filings made with the SEC.

Also refer to *Board Operations and Governance—Committees of the Board, Election of Directors—Process for Nominating Directors, Election of Directors—Director Nominees* and *Stock Ownership Information* and *Availability of Reports, Other Matters and 2024 Annual Meetings—2024 Annual Meeting* sections of the proxy statement.

Item 11.   *Executive Compensation.*

Refer to *Compensation Discussion and Analysis, Compensation Tables, Compensation of Directors,* and *Pay Ratio* sections of the proxy statement.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The number of shares to be issued upon exercise or vesting and the number of shares remaining available for future issuance under PMI's equity compensation plans at December 31, 2023, were as follows:

	Number of Securities to be Issued upon Exercise of Outstanding Options and Vesting of RSUs and PSUs (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	7,457,881 [1]	$ —	23,047,756

[1] Represents 4,603,321 shares of common stock that may be issued upon vesting of the restricted share units and 2,854,560 shares that may be issued upon vesting of the performance share units if maximum performance targets are achieved for each performance cycle. PMI has not granted options since the spin-off from Altria on March 28, 2008.

Also refer to *Stock Ownership Information—Ownership of Equity Securities* section of the proxy statement.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence.*

Refer to *Related Person Transactions and Code of Conduct* and *Election of Directors—Independence of Nominees* sections of the proxy statement.

Item 14.   *Principal Accounting Fees and Services.*

Refer to *Audit and Risk Committee Matters* section of the proxy statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) Index to Consolidated Financial Statements and Schedules

	Page
Consolidated Statements of Earnings for the years ended December 31, 2023, 2022 and 2021	79
Consolidated Statements of Comprehensive Earnings for the years ended December 31, 2023, 2022 and 2021	80
Consolidated Balance Sheets at December 31, 2023 and 2022	81 - 82
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	83 - 84
Consolidated Statements of Stockholders' (Deficit) Equity for the years ended December 31, 2023, 2022 and 2021	85
Notes to Consolidated Financial Statements	86 - 146
Report of Independent Registered Public Accounting Firm (PCAOB ID 1358)	147 -149
Report of Management on Internal Control Over Financial Reporting	150

Schedules have been omitted either because such schedules are not required or are not applicable.

(b) The following exhibits are filed as part of this Report:

2.1	—	Distribution Agreement between Altria Group, Inc. and Philip Morris International Inc. dated January 30, 2008 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 filed February 7, 2008).
2.2	—	Share Sale and Purchase Agreement by and among Claudio Topco B.V., Bagger-Sorenson & Co. A/S and PMI Global Services, Inc., dated June 30, 2021 (portions of this Exhibit 2.1 have been omitted) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed July 7, 2021).
3.1	—	Amended and Restated Articles of Incorporation of Philip Morris International Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed February 7, 2008).
3.2	—	Amended and Restated By-Laws of Philip Morris International Inc., effective as of September 13, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed September 19, 2022).
4.1	—	Specimen Stock Certificate of Philip Morris International Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 10 filed February 7, 2008).
4.2	—	Indenture dated as of April 25, 2008, between Philip Morris International Inc. and HSBC Bank USA, National Association, as Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3, dated April 25, 2008).
4.3	—	Description of Common Stock.[x]
4.4	—	Description of Debt Securities.[x]
10.1	—	Employee Matters Agreement between Altria Group, Inc. and Philip Morris International Inc., dated as of March 28, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed March 31, 2008).
10.2	—	Intellectual Property Agreement between Philip Morris International Inc. and Philip Morris USA Inc., dated as of January 1, 2008 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form 10 filed March 5, 2008).
10.3	__	Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 15, 2013).

10.4	—	Extension Agreement, effective February 7, 2017, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders party thereto, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 30, 2017).
10.5	—	Extension Agreement, effective January 31, 2014, to Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders party thereto and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).
10.6	—	Extension Agreement, effective as of February 10, 2015, to Credit Agreement dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein and Citibank Europe PLC, UK Branch (formerly, The Royal Bank of Scotland plc), as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2015).
10.7	—	Amendment No. 1, dated as of July 20, 2015, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, The Royal Bank of Scotland plc, as resigning administrative agent, and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as successor administrative agent (incorporated by reference to Exhibit 10.52 to the Annual Report on Form 10-K for the year ended December 31, 2015).
10.8	—	Credit Agreement, dated as of October 1, 2015, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 5, 2015).
10.9	—	Amendment No. 2, effective as of February 9, 2016, to the Credit Agreement dated as of February 12, 2013, with the lenders named therein and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 28, 2016).
10.10	—	Extension Agreement, effective as of October 1, 2016, to the Credit Agreement dated as of October 1, 2015, among Philip Morris International Inc., lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 31, 2016).
10.11	—	Extension Agreement, effective as of October 1, 2017, to the Credit Agreement, dated as of October 1, 2015, among Philip Morris International Inc., the lenders party thereto and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as Facility Agent, and Citibank N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 29, 2017).
10.12	—	Extension Agreement, effective as of February 6, 2018, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2018).
10.13	—	Extension Agreement, effective as of February 5, 2019, to the Credit Agreement dated as of February 12, 2013, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 29, 2019).
10.14	—	Amendment and Extension Agreement, effective February 4, 2020, to the Credit Agreement, dated as of February 12, 2013, among Philip Morris International Inc., each lender named therein and Citibank Europe PLC, UK Branch (formerly, Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 3, 2020).
10.15	—	Credit Agreement, dated as of February 10, 2020, among Philip Morris International Inc., the lenders named therein, Citibank Europe PLC, UK Branch, as Facility Agent, and Citibank, N.A., as Swingline Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 11, 2020).
10.16	—	Amendment and Extension Agreement, effective February 2, 2021, to the Credit Agreement, dated as of February 12, 2013, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 2, 2021).

10.17	—	Amendment and Extension Agreement, effective February 10, 2021, to the Credit Agreement, dated as of February 10, 2020, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 2, 2021).
10.18	—	Credit Agreement, dated as of September 29, 2021, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1to the Current Report on Form 8-K filed September 30, 2021).
10.19	—	Amendment and Extension Agreement, effective February 1, 2022, to the Credit Agreement, dated as of February 12, 2013, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 1, 2022).
10.20	—	Amendment and Extension Agreement, effective February 10, 2022, to the Credit Agreement, dated as of February 10, 2020, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 1, 2022).
10.21	—	Credit Agreement, dated May 11, 2022, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 11, 2022).
10.22	—	Credit Agreement relating to the Term Loan Facility, among PMI, the lenders named therein and Citibank Europe PLC, UK Branch, as facility agent, dated June 23, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 28, 2022).
10.23	—	Amendment to the Bridge Credit Agreement, dated September 2, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 2, 2022).
10.24	—	Amendment to the Term Loan Credit Agreement, dated September 2, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed September 2, 2022).
10.25	—	Amendment and Extension Agreement, dated as of September 20, 2022, to the Credit Agreement, dated as of September 29, 2021, among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 23, 2022).
10.26	—	Amendment and Extension Agreement, dated as of January 25, 2023, among PMI, the lenders named therein, and Citibank Europe PLC, UK Branch (legal successor to Citibank International Limited), as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 30, 2023).
10.27	—	Amendment and Extension Agreement, dated as of September 20, 2023 among PMI, the lenders named therein, Citibank Europe PLC, UK Branch, as facility agent, and Citibank, N.A., as swingline agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 20, 2023).
10.28	—	Amendment to the Term Loan Credit Agreement, dated as of November 10, 2023.[x]
10.29	—	Purchase Agreement with Altria Client Services LLC, effective October 19, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed October 20, 2022). **
10.30	—	Philip Morris International Inc. 2017 Performance Incentive Plan, effective May 3, 2017 (incorporated by reference to Exhibit B to the Definitive Proxy Statement filed on March 23, 2017).*
10.31	—	Pension Fund of Philip Morris in Switzerland (IC), effective January 1, 2022. (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.32	—	Summary of Supplemental Pension Plan of Philip Morris in Switzerland, effective December 15, 2022 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.33	—	Philip Morris International Inc. Amended and Restated Automobile Policy, dated as of September 1, 2023.*[x]
10.34	—	Form of Restated Employee Grantor Trust Enrollment Agreement (Executive Trust Arrangement) (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form 10 filed February 7, 2008).*
10.35	—	Form of Restated Employee Grantor Trust Enrollment Agreement (Secular Trust Arrangement) (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form 10 filed February 7, 2008).*

10.36	—	Philip Morris International Inc. 2017 Stock Compensation Plan for Non-Employee Directors (as amended and restated as of January 1, 2018) (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the year ended December 31, 2017).*
10.37	—	Philip Morris International Inc. 2008 Deferred Fee Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.24 the Annual Report on Form 10-K for the year ended December 31, 2020).*
10.38	—	Supplemental Letter to the Employment Agreement (as amended) with André Calantzopoulos (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2020). The Employment Agreement was previously filed as Exhibit 10.22 to the Registration Statement on Form 10 filed February 7, 2008 and is incorporated by reference to this Exhibit 10.38.*
10.39	—	Supplemental Letter to the Offer Letter with Drago Azinovic, dated December 4, 2008 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.40	—	Employment Agreement with Drago Azinovic, effective August 1, 2012. (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.41	—	Supplemental Letter to the Employment Agreement with Drago Azinovic, effective April 1, 2017 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.42	—	Supplemental Letter to the Employment Agreement with Drago Azinovic, effective January 1, 2018 (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.43	—	Separation Agreement and Release between Drago Azinovic and Philip Morris Products S.A., effective March 31, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 3, 2023).*
10.44	—	Employment Agreement with Jorge Insuasty, effective January 1, 2021 (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.45	—	Supplemental letter to the Employment Agreement with Jorge Insuasty, effective April 1, 2022 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the Quarter ended June 30, 2022)*
10.46	—	Supplemental Letter to Employment Agreement with Marc S. Firestone (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017). The Employment Agreement was previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and is incorporated by reference to this Exhibit 10.46.*
10.47	—	Employment Agreement with Martin G. King, effective June 1, 2020 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).*
10.48	—	Restricted Stock Unit Agreement (2021 Grant) (Martin G. King) (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed February 9, 2021).*
10.49	—	Performance Stock Unit Agreement (2021 Grant) (Martin G. King) (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed February 9, 2021).*
10.50	—	Separation Agreement and Release with Martin G. King, dated August 16, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed August 20, 2021).*
10.51	—	Early Retirement Agreement and Release with Marc S. Firestone, effective November 3, 2020 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2020).*
10.52	—	Supplemental Letter to the Employment Agreement (as amended) with Jacek Olczak (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. The Employment Agreement was previously filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and is incorporated by reference to this Exhibit 10.52.*
10.53	—	Supplemental letter to the Employment Agreement with Jacek Olczak, effective April 1, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).*
10.54	—	Supplemental Letter to the Employment Agreement (as amended) with Miroslaw Zielinski (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019). The Employment Agreement was previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and is incorporated by reference to this Exhibit 10.54.*
10.55	—	Early Retirement and Release Agreement with Miroslaw Zielinski, effective April 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 1, 2020).*

10.56	—	Employment Agreement with Emmanuel Babeau, effective as of May 1, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 2, 2020).*
10.57	—	Restricted Stock Unit Agreement (2021 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed February 9, 2021).*
10.58	—	Performance Stock Unit Agreement (2021 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed February 9, 2021).*
10.59	—	Restricted Stock Unit Agreement (2022 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.60	—	Performance Stock Unit Agreement (2022 Grant) (Emmanuel Babeau) (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the Quarter ended March 31, 2022)*
10.61	—	Employment Agreement with Frederic de Wilde, effective July 1, 2011 (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.62	—	Supplemental Letter to the Employment Agreement with Frederic de Wilde, effective July 1, 2015 (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.63	—	Employment Agreement with Stefano Volpetti, effective June 1, 2019 (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.64	—	Supplemental Letter to the Employment Agreement with Stefano Volpetti, effective June 1, 2019 (incorporated by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021).*
10.65	—	Supplemental Letter to the Employment Agreement with Stefano Volpetti, effective November 1, 2021 (incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K for the year ended December 31, 2021).*
10.66	—	Supplemental letter to the Employment Agreement with Stefano Volpetti, effective January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on form 10-Q for the quarter ended March 31, 2023).*
10.67	—	Supplemental letter to the Employment Agreement with Stefano Volpetti, effective April 1, 2023 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on form 10-Q for the quarter ended June 30, 2023).*
10.68	—	Supplemental Letter to the Employment Agreement with André Calantzopoulos, effective May 5, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021). *
10.69	—	Supplemental Letter to the Employment Agreement with Jacek Olczak, effective May 5, 2021 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).*
10.70	—	Supplemental Letter to the Employment Agreement with Jacek Olczak, effective March 1, 2022 (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.71	—	Agreement with Louis C. Camilleri (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form 10 filed February 7, 2008).*
10.72	—	Form of Supplemental Equalization Plan Employee Grantor Trust Enrollment Agreement (Secular Trust) (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the year ended December 31, 2008).*
10.73	—	Form of Supplemental Equalization Plan Employee Grantor Trust Enrollment Agreement (Executive Trust) (incorporated by reference to Exhibit 10.32 to the Annual Report on Form 10-K for the year ended December 31, 2008).*
10.74	—	Philip Morris International Inc. Form of Indemnification Agreement with Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed September 18, 2009).*
10.75	—	Philip Morris International Inc. Tax Return Preparation Services Policy (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended December 31, 2014).*
10.76	—	Form of Restricted Stock Unit Agreement (2021 Grants) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 9, 2021).*
10.77	—	Form of Performance Share Unit Agreement (2021 Grants) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 9, 2021).*

10.78	—	Form of Restricted Stock Unit Agreement (2023 Grant) (Emmanuel Babeau). (incorporated by reference to Exhibit 10.78 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.79	—	Form of Performance Share Unit Agreement (2023 Grant) (Emmanuel Babeau). (incorporated by reference to Exhibit 10.79 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.80	—	Extension of Non-Competition Obligations for the Early Retirement Agreement with Miroslaw Zielinski, dated November 27, 2022. (incorporated by reference to Exhibit 10.80 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.81	—	Supplemental Letter to the Employment Agreement with Frederic de Wilde, effective January 31, 2023 (incorporated by reference to Exhibit 10.81 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.82	—	Employment Agreement with Frederic de Wilde, effective March 1, 2023 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.)*
10.83	—	Supplemental letter to the Employment Agreement with Frederic de Wilde, effective March 1, 2023 (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.)*
10.84	—	Philip Morris International Inc.'s Executive Officer Severance Policy for Voluntary Termination (Resignation, Voluntary Early Retirement, Voluntary Normal Retirement), effective December 6, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 8, 2023).*
10.85	—	Philip Morris International Inc. 2022 Performance Incentive Plan, effective May 4, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report filed on May 6, 2022).*
10.86	—	Form of Restricted Stock Unit Agreement (2022 Grants) (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.87	—	Form of Performance Share Unit Agreement (2022 Grants) (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).*
10.88	—	Form of Restricted Stock Unit Agreement (2023 Grants) (incorporated by reference to Exhibit 10.85 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.89	—	Form of Performance Share Unit Agreement (2023 Grants) (incorporated by reference to Exhibit 10.86 to the Annual Report on Form 10-K for the year ended December 31, 2022).*
10.90	—	Form of Restricted Stock Unit Agreement (by tranches) (2023 Grants) (incorporated by reference to Exhibit 10.87 to the Annual Report on Form 10-K For the year ended December 31, 2022).*
10.91	—	Form of Restricted Stock Unit Agreement (2024 Grants).*x
10.92	—	Form of Performance Share Unit Agreement (2024 Grants).*x
10.93	—	Form of Restricted Stock Unit Agreement (by tranches) (2024 Grants).*x
10.94	—	Form of Restricted Stock Unit Agreement (2024 Grant) (Emmanuel Babeau).*x
10.95	—	Form of Performance Share Unit Agreement (2024 Grant) (Emmanuel Babeau).*x
10.96	—	Form of Restricted Stock Unit Agreement (2024 Grant) (Swedish Match).*x
10.97	—	Form of Performance Share Unit Agreement (2024 Grant) (Swedish Match).*x

10.98		[Settlement Agreement between Philip Morris Products S.A. and Nicoventures Trading Limited, dated February 1, 2024.](#)**[x]
21	—	[Subsidiaries of Philip Morris International Inc.](#)[x]
23	—	[Consent of independent registered public accounting firm.](#)[x]
31.1	—	[Certification of the Registrant's Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)[x]
31.2	—	[Certification of the Registrant's Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)[x]
32.1	—	[Certification of the Registrant's Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)[x]
32.2	—	[Certification of the Registrant's Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)[x]
97	—	[Philip Morris International Inc. Policy For Recovery of Erroneously Awarded Incentive Compensation, effective October 2, 2023, and Form of Acknowledgment and Agreement.](#)[x]
101.INS	—	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	—	XBRL Taxonomy Extension Schema.
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	—	XBRL Taxonomy Extension Label Linkbase.
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase.
104	—	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———

* Denotes management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

** Schedules and certain portions of this exhibit have been omitted pursuant to Item 601(a)(5) and Item 601(b)(10)(iv) of Regulation S-K.

[x] Denotes exhibits filed herewith.

The exhibits filed herewith do not include certain instruments with respect to long-term debt of PMI, inasmuch as the total amount of debt authorized under any such instrument does not exceed 10 percent of the total assets of PMI on a consolidated basis. PMI agrees, pursuant to Item 601(b)(4)(iii) of Regulation S-K, that it will furnish a copy of any such instrument to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIP MORRIS INTERNATIONAL INC.

By: _____ /s/ JACEK OLCZAK _____

(Jacek Olczak
Chief Executive Officer)

Date: February 8, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacek Olczak, Emmanuel Babeau, and Darlene Quashie Henry and each of them, acting individually, as his or her true and lawful attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2023, and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ JACEK OLCZAK	Chief Executive Officer and Director	February 8, 2024
(Jacek Olczak)		
/s/ EMMANUEL BABEAU	Chief Financial Officer	February 8, 2024
(Emmanuel Babeau)		
/s/ REGINALDO DOBROWOLSKI	Vice President and Controller	February 8, 2024
(Reginaldo Dobrowolski)		
/s/ ANDRÉ CALANTZOPOULOS	Executive Chairman	February 8, 2024
(André Calantzopoulos)		
/s/ BONIN BOUGH	Director	February 8, 2024
(Bonin Bough)		
/s/ MICHEL COMBES	Director	February 8, 2024
(Michel Combes)		
/s/ DR. JUAN JOSÉ DABOUB	Director	February 8, 2024
(Juan José Daboub)		

/s/ WERNER GEISSLER	Director	February 8, 2024
(Werner Geissler)		
/s/ VICTORIA HARKER	Director	February 8, 2024
(Victoria Harker)		
/s/ LISA A. HOOK	Director	February 8, 2024
(Lisa A. Hook)		
/s/ JUN MAKIHARA	Director	February 8, 2024
(Jun Makihara)		
/s/ KALPANA MORPARIA	Director	February 8, 2024
(Kalpana Morparia)		
/s/ ROBERT B. POLET	Director	February 8, 2024
(Robert B. Polet)		
/s/ DESSISLAVA TEMPERLEY	Director	February 8, 2024
(Dessislava Temperley)		
/s/ SHLOMO YANAI	Director	February 8, 2024
(Shlomo Yanai)		

Reconciliation of Non-GAAP Measures

Reconciliation of Operating Cash Flow to Operating Cash Flow, excluding Currency

For the Years Ended December 31, (in millions) (Unaudited)	2023	2022	% Change
Net cash provided by operating activities[(1)]	$ 9,204	$ 10,803	(14.8)%
Less: Currency	(1,297)		
Net cash provided by operating activities, excluding currency	$ 10,501	$ 10,803	(2.8)%

[(1)] Operating cash flow

Adjustments to Reported Diluted EPS

For the Years Ended December 31, (Unaudited)	2023	2022	% Change
Reported Diluted EPS	$ 5.02	$ 5.81	(13.6)%
Adjustments:			
Asset impairment and exit costs	0.06	—	
Termination of distribution arrangement in the Middle East	0.04	—	
Income tax impact associated with Swedish Match AB financing	(0.11)	(0.13)	
South Korea indirect tax charge	0.11	—	
Termination of agreement with Foundation for a Smoke-Free World	0.07	—	
Costs associated with Swedish Match AB offer	—	0.06	
Charges related to the war in Ukraine	0.03	0.08	
Swedish Match AB acquisition accounting related item	0.01	0.06	
Impairment of goodwill and other intangibles	0.44	0.06	
Amortization of intangibles	0.25	0.09	
Fair value adjustment for equity security investments	(0.02)	(0.02)	
Tax items	0.11	(0.03)	
Adjusted Diluted EPS	$ 6.01	$ 5.98	0.5 %
Less: Currency	(0.63)		
Adjusted Diluted EPS, excluding Currency	$ 6.64	$ 5.98	11.0 %

Net Revenues by Product Category & Adjustments of Net Revenues for the Impact of Currency and Acquisitions

For the Years Ended December 31, (in millions) (Unaudited)

2023						2022	% Change in Net Revenues		
Net Revenues	Less Currency	Net Revenues excluding Currency	Less Acquisitions	Net Revenues excluding Currency & Acquisitions		Net Revenues	Total	Excluding Currency	Excluding Currency & Acquisitions
$ 22,334	$ (720)	$ 23,053	$ 378	$ 22,676	Combustible Tobacco	$ 21,572	3.5 %	6.9 %	5.1 %
12,840	(392)	13,233	1,735	11,497	Smoke-Free	10,190	26.0 %	29.9 %	12.8 %
$ 35,174	$ (1,112)	$ 36,286	$ 2,113	$ 34,173	Total PMI	$ 31,762	10.7 %	14.2 %	7.6 %

Note: Sum of product categories might not foot to Total PMI due to roundings.

Adjustments to Net Revenues, Combustible Tobacco Net Revenues, and Operating Income

For the Years Ended December 31, (in millions) (Unaudited)	2023	2022	% Change
Net Revenues	**$ 35,174**	**$ 31,762**	**10.7 %**
Less: Termination of distribution arrangement in the Middle East	(80)	—	
Adjusted Net Revenues	**35,254**	**31,762**	**11.0 %**
Less: Currency	(1,112)		
Less: Acquisitions	2,113		
Adjusted Net Revenues, excl. Currency & Acquisitions	**$ 34,253**	**$ 31,762**	**7.8 %**
Combustible Tobacco Net Revenues	**$ 22,334**	**$ 21,572**	**3.5 %**
Less: Termination of distribution arrangement in the Middle East	(80)	—	
Adjusted Combustible Tobacco Net Revenues	**$ 22,414**	**$ 21,572**	**3.9 %**
Less: Currency	(720)		
Less: Acquisitions	378		
Adjusted Combustible Tobacco Net Revenues, excl. Currency & Acquisitions	**$ 22,756**	**$ 21,572**	**5.5 %**
Operating Income	**$ 11,556**	**$ 12,246**	**(5.6)%**
Less:			
Asset Impairment & Exit Costs	(109)	—	
Termination of distribution arrangement in the Middle East	(80)	—	
Impairment of goodwill and other intangibles	(680)	(112)	
Amortization of intangibles	(497)	(159)	
Charges related to the war in Ukraine	(53)	(151)	
Costs associated with Swedish Match AB offer	—	(115)	
Swedish Match AB acquisition accounting related items	(18)	(125)	
South Korea Indirect Tax Charge	(204)	—	
Termination of agreement with Foundation for a Smoke-Free World	(140)	—	
Adjusted Operating Income	**$ 13,337**	**$ 12,908**	**3.3 %**
Less: Currency	(1,073)		
Less: Acquisitions	1,027		
Adjusted Operating Income, excl. Currency & Acquisitions	**$ 13,383**	**$ 12,908**	**3.7 %**

Key Terms, Definitions and Explanatory Notes

Financial

- All references to adjusted results reflect the exclusion of asset impairment, exit costs and other special items.
- "Adjusted net revenues" exclude the impact in 2023 related to the termination of a distribution arrangement in the Middle East.
- "Adjusted operating income margin" is calculated as adjusted operating income, divided by adjusted net revenues.
- Growth rates presented on an organic basis reflect adjusted results, excluding currency, acquisitions and disposals.
- Management reviews net revenues, gross profit, operating income, operating income margin, operating cash flow and earnings per share, or "EPS," on an adjusted basis, which may exclude the impact of currency and other items such as acquisitions, asset impairment and exit costs, tax items and other special items. Additionally, starting in 2022 and on a comparative basis, for these measures other than net revenues and operating cash flow, PMI includes adjustments to add back amortization expense on acquisition-related intangible assets that are recorded as part of purchase accounting and contribute to PMI's revenue generation, as well as impairment of intangible assets, if any. While amortization expense on acquisition-related intangible assets is excluded in these adjusted measures, the net revenues generated from these acquired intangible assets are included in the company's adjusted measures, unless otherwise stated. Currency-neutral and organic growth rates reflect the way management views underlying performance for these measures. PMI believes that such measures provide useful insight into underlying business trends and results. Management reviews these measures because they exclude changes in currency exchange rates and other factors that may distort underlying business trends, thereby improving the comparability of PMI's business performance between reporting periods. Furthermore, PMI uses several of these measures in its management compensation program to promote internal fairness and a disciplined assessment of performance against company targets. PMI discloses these measures to enable investors to view the business through the eyes of management.
- Non-GAAP measures used in this report should neither be considered in isolation nor as a substitute for the financial measures prepared in accordance with U.S. GAAP. For a reconciliation of non-GAAP measures to the most directly comparable U.S. GAAP measures, see the relevant schedules provided with this report on pages R-1 and R-2.
- When PMI provides its expectation for adjusted net revenues, adjusted operating income and margin, adjusted earnings per share (EPS) and adjusted operating cash flow on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures, as described above, generally is not available without unreasonable effort due to potentially high variability, complexity, and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as asset impairment and exit costs, amortization and impairment of acquired intangibles and other special items, changes in currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.

Smoke-Free Products

- "Smoke-free products" (SFPs) is the term PMI primarily uses to refer to all of its products that are not combustible tobacco products, such as heat-not-burn, e-vapor, and oral nicotine. In addition, SFPs include wellness and healthcare products, as well as consumer accessories, such as lighters and matches.
- "Reduced-risk products" (RRPs) is the term PMI uses to refer to products that present, are likely to present, or have the potential to present less risk of harm to smokers who switch to these products versus continuing smoking. PMI has a range of RRPs in various stages of development, scientific assessment and commercialization. PMI's RRPs are smoke-free products that contain and/or generate far lower quantities of harmful and potentially harmful constituents than found in cigarette smoke.
- Wellness and Healthcare products primarily refer to products associated with inhaled therapeutics and oral and intra-oral delivery systems that are included in the operating results of PMI's new wellness and healthcare business, Vectura Fertin Pharma.
- "Heated tobacco units" (HTUs) is the term PMI uses to refer to heated tobacco consumables, which include the company's *BLENDS*, *DELIA*, *HEETS*, *HEETS Creations*, *HEETS Dimensions* (defined collectively as "*HEETS*"), *Marlboro HeatSticks*, *SENTIA*, *TEREA*, *TEREA CRAFTED*, and *TEREA Dimensions*, as well as the KT&G-licensed brands, *Fiit* and *Miix* (outside of South Korea). HTU's also include zero tobacco heat-not-burn consumables (*LEVIA*).
- Unless otherwise stated, all references to *IQOS* are to PMI's Platform 1 *IQOS* devices and heated tobacco consumables.
- "PMI heat-not-burn products" include licensed KT&G heat-not-burn products.
- "PMI HTUs" include licensed KT&G HTUs.
- "Total *IQOS* users" is defined as the estimated number of legal age (minimum 18 years) users of PMI heat-not-burn products, for which PMI HTUs represented at least a portion of their daily tobacco consumption over the past seven days.

The estimated number of adults who have "switched to *IQOS* and stopped smoking" reflects:
- In markets where there are no heat-not-burn products other than PMI heat-not-burn products, daily individual consumption of PMI HTUs represents the totality of their daily tobacco consumption in the past seven days;
- In markets where PMI heat-not-burn products are among other heat-not-burn products, daily individual consumption of HTUs represents the totality of their daily tobacco consumption in the past seven days, of which at least 70% is PMI HTUs.

Note: The above *IQOS* user metrics reflect PMI estimates, which are based on consumer claims and sample-based statistical assessments with an average margin of error of +/-5% at a 95% Confidence Interval in key volume markets. The accuracy and reliability of *IQOS* user metrics may vary based on individual market maturity and availability of information.

As of December 2020, PMI heat-not-burn products and HTUs include licensed KT&G heat-not-burn products and HTUs, respectively.

Sustainability

- "ESG" stands for environmental, social and governance.
- The term "materiality," when used in the context of ESG topics, is defined in the referenced sustainability standards, and is not meant to correspond to the concept of materiality under the U.S. securities laws and/or disclosures required by the U.S. Securities and Exchange Commission.

















Championing a Smoke-Free World

PMI is actively accelerating the decline of cigarette smoking beyond what traditional tobacco control measures can achieve alone. We are laying the foundations of a strong business in areas of wellness and healthcare as we strive to develop commercially successful products that have a net positive impact on society. This means not only transforming PMI to deliver on its purpose but also inspiring the industry to follow our lead. PMI's key stakeholder constituencies, which are fundamental to both the achieving of its purpose and to the pace of its progress, will be affected in different ways by PMI's transformation. PMI believes that with the right regulatory encouragement and support from civil society, cigarette sales can end within 10 to 15 years in many countries.

ZYN
WINTERGREEN
WARNING: This product contains nicotine. Nicotine is an addictive chemical.

ZYN is leading the way as a strong premium brand. We are continuing our focus on responsible marketing practices and investing in commercial and manufacturing capacity to support long-term growth.

IQOS
IQOS

2023 Sustainability Highlights

Member of Dow Jones Sustainability Indices, Powered by the S&P Global CSA

PMI was included for the first time in the Dow Jones Sustainability World Index and for the fourth consecutive year in the Dow Jones Sustainability North America Composite Index (Indices effective as of December 18, 2023).

Corporate ESG Performance, Prime, Rated by ISS ESG

PMI achieved industry leadership, improving to a rating of "C+" in ISS ESG Corporate Rating and gaining "Prime" status for the first time (score as of November 21, 2023).

CDP A List 2023, Climate Forests Water

PMI was awarded a Triple A score for the fourth consecutive year in recognition of its efforts to combat climate change, protect forests, and promote water security.

PMI's Integrated Report 2022 was included among the top ten reports globally for the third consecutive year according to the 2022 Reporting Matters publication by the World Business Council for Sustainable Development (WBCSD).

We published our inaugural Task Force on Climate-related Financial Disclosures (TCFD) Report in 2023 after completing a thorough Climate Change Risk and Opportunity (CCRO) assessment in 2022 across our value chain aligned with international expectations.

Human Rights Report

In 2023, we published our inaugural Human Rights Report, detailing our strategy to respect, promote, and protect human rights and our progress to date in implementing our Human Rights Commitment.

Our case studies provide insights into our sustainability work on the ground and the progress we have made on certain issues, while our market stories shine a light on emerging practices from around the globe.

For more information about PMI sustainability strategy and performance, please see PMI Integrated Report 2023.

Design: RWI www.rwidesign.com Printer: Phoenix Lithographing, USA

Philip Morris International Inc.
677 Washington Blvd.
Stamford, CT 06901
USA
www.pmi.com